As filed with the Securities and Exchange Commission on January 15, 2019

Registration No. 333-228752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Quad/Graphics, Inc.

(Exact name of registrant as specified in its charter)

Wisconsin	2750	39-1152983
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

N61 W23044 Harry’s Way

Sussex, Wisconsin 53089-3995

(414) 566-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jennifer J. Kent

Executive Vice President of Administration, General Counsel and Secretary Quad/Graphics, Inc.

N61 W23044 Harry’s Way

Sussex, Wisconsin 53089-3995 (414) 566-4179

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick G. Quick Russell E. Ryba Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202-5306 (414) 271-2400	Audra D. Cohen Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000

and

Suzanne S. Bettman

Chief Administrative Officer and

General Counsel

LSC Communications, Inc.

191 N. Wacker Drive, Suite 1400

Chicago, Illinois 60606

(773) 272-9200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon completion of the transaction described in this registration statement.

If the securities being registered on this Form are offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

This registration statement shall hereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933.

JOINT PROXY STATEMENT/PROSPECTUS

January 22, 2019

To the shareholders of Quad/Graphics, Inc. and stockholders of LSC Communications, Inc.:

Quad/Graphics, Inc. and LSC Communications, Inc. have entered into an agreement and plan of merger (which we refer to as the “merger agreement”) providing for the acquisition of LSC by Quad/Graphics pursuant to a merger between a wholly owned subsidiary of Quad/Graphics and LSC (which we refer to as the “merger”). Quad/Graphics shareholders as of the close of business on January 16, 2019, the record date, are invited to attend a special meeting of Quad/Graphics shareholders on February 22, 2019, at 10:00 a.m., Central Time, to consider and vote upon a proposal to approve the issuance of shares of Quad/Graphics class A common stock in connection with the merger. LSC stockholders as of the close of business on the record date are invited to attend a special meeting of LSC stockholders on February 22, 2019, at 10:00 a.m., Central Time, to consider and vote upon, among other things, a proposal to adopt the merger agreement and a non-binding, advisory proposal to approve certain compensation that may be paid or become payable to LSC’s named executive officers that is based on or otherwise relates to the merger.

For LSC stockholders, if the merger is consummated, you will be entitled to receive, for each issued and outstanding share of LSC common stock owned by you immediately prior to the effective time of the merger, 0.625 shares of Quad/Graphics class A common stock (which we refer to as the “merger consideration”) as further described in the joint proxy statement/prospectus accompanying this letter. The market value of the merger consideration will fluctuate with the price of Quad/Graphics class A common stock. Based on the closing price of Quad/Graphics class A common stock on October 30, 2018, the last trading day before the public announcement of the signing of the merger agreement, the value of the per share merger consideration payable to holders of LSC common stock upon consummation of the merger was approximately $11.41, a premium of approximately 34% to the closing price of LSC common stock on October 30, 2018. Based on the closing price of Quad/Graphics class A common stock on January 7, 2019, the last practicable date before the date of the joint proxy statement/prospectus accompanying this letter, the value of the merger consideration payable to holders of LSC common stock upon consummation of the merger was approximately $288 million. LSC stockholders should obtain current stock price quotations for Quad/Graphics class A common stock and LSC common stock. Quad/Graphics class A common stock is traded on the New York Stock Exchange under the symbol “QUAD,” and LSC common stock is traded on the New York Stock Exchange under the symbol “LKSD.”

The Quad/Graphics board of directors has determined that the merger is in the best interests of Quad/Graphics; has approved and declared advisable the merger agreement, the merger and the issuance of shares of Quad/Graphics class A common stock in connection with the merger; and recommends that Quad/Graphics shareholders vote “FOR” the issuance of shares of Quad/Graphics class A common stock in connection with the merger.

The LSC board of directors has determined that the merger is fair and in the best interests of LSC and its stockholders; has approved and declared advisable the merger agreement, the related voting and support agreement, the merger and the other transactions contemplated by the merger agreement; and recommended adoption of the merger agreement to the stockholders of LSC. Accordingly, the LSC board of directors recommends that LSC stockholders vote “FOR” the adoption of the merger agreement and “FOR” the other proposals described in the accompanying joint proxy statement/prospectus.

Quad/Graphics and LSC will each hold a special meeting of their shareholders and stockholders, respectively, to consider certain matters relating to the merger. Quad/Graphics and LSC cannot consummate the merger unless, among other things, Quad/Graphics shareholders approve the issuance of shares of Quad/Graphics class A common stock in connection with the merger and LSC stockholders adopt the merger agreement.

Your vote is very important. To ensure your representation at your company’s special meeting, complete and return the applicable enclosed proxy card or voting instruction card or submit your proxy by phone or the internet. Please vote promptly whether or not you expect to attend your company’s special meeting. Submitting a proxy now will not prevent you from being able to vote in person at your company’s special meeting.

The joint proxy statement/prospectus accompanying this letter is also being delivered to LSC stockholders as Quad/Graphics’ prospectus for its offering of shares of Quad/Graphics class A common stock in connection with the merger.

The obligations of Quad/Graphics and LSC to consummate the merger are subject to the satisfaction or waiver of the conditions set forth in the merger agreement, a copy of which is included as Annex A to the accompanying joint proxy statement/prospectus. The joint proxy statement/prospectus provides you with detailed information about the merger. It also contains or references information about Quad/Graphics and LSC and certain related matters. You are encouraged to read the joint proxy statement/prospectus carefully and in its entirety. In particular, you should carefully read the section entitled “Risk Factors” beginning on page 37 of the joint proxy statement/prospectus for a discussion of risks you should consider in evaluating the merger and the issuance of shares of Quad/Graphics class A common stock in connection with the merger and how they will affect you.

Sincerely,	Sincerely,

J. Joel Quadracci Chairman, President and Chief Executive Officer Quad/Graphics, Inc.	Thomas J. Quinlan, III Chairman, Chief Executive Officer and President LSC Communications, Inc.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction described in the joint proxy statement/prospectus or the securities to be issued pursuant to the transaction described in the joint proxy statement/prospectus or determined if the joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

The accompanying joint proxy statement/prospectus is dated January 22, 2019 and is first being mailed to shareholders of Quad/Graphics and LSC on or about January 22, 2019.

Quad/Graphics, Inc.

N61 W23044 Harry’s Way

Sussex, Wisconsin 53089-3995

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD FEBRUARY 22, 2019

Time and Date:

February 22, 2019, at 10:00 a.m. Central Time.

Place:

Quad/Graphics, Inc. (“Quad/Graphics”), N61 W23044 Harry’s Way, Sussex, Wisconsin 53089.

Matter to be Voted On:

To consider and vote on a proposal to approve the issuance of shares of class A common stock of Quad/Graphics (the “share issuance proposal”) in connection with the merger between a wholly owned subsidiary of Quad/Graphics, QLC Merger Sub, Inc. (“merger sub”), and LSC Communications, Inc. (“LSC”), as contemplated by the agreement and plan of merger, dated as of October 30, 2018, among Quad/Graphics, LSC and merger sub (which we refer to as the “merger agreement”).

Who Can Vote:

Holders of Quad/Graphics class A common stock and class B common stock at the close of business on January 16, 2019. Only Quad/Graphics shareholders as of the record date are entitled to notice of, and to vote at, the Quad/Graphics special meeting or any adjournment and postponement of the Quad/Graphics special meeting.

The Quad/Graphics board of directors has determined that the merger is in the best interests of Quad/Graphics; has approved and declared advisable the merger agreement, the merger and the issuance of shares of Quad/Graphics class A common stock in connection with the merger; and recommends that Quad/Graphics shareholders vote “FOR” the share issuance proposal.

Quad/Graphics shareholder approval of the share issuance proposal is required to consummate the merger. Quad/Graphics will transact no other business at the Quad/Graphics special meeting. The share issuance proposal and the merger are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before you submit a proxy or otherwise vote your shares.

Please vote as promptly as possible, whether or not you plan to attend the Quad/Graphics special meeting. If you later desire to revoke or change your proxy for any reason, you may do so in the manner described in the accompanying joint proxy statement/prospectus.

A PROXY FOR THE SPECIAL MEETING AND A JOINT PROXY STATEMENT/PROSPECTUS ARE ENCLOSED WITH THIS NOTICE. YOUR VOTE IS VERY IMPORTANT. APPROVAL OF THE SHARE ISSUANCE PROPOSAL BY THE QUAD/GRAPHICS SHAREHOLDERS IS A CONDITION TO THE MERGER AND REQUIRES APPROVAL BY THE MAJORITY OF VOTES CAST BY THE QUAD/GRAPHICS SHAREHOLDERS PRESENT IN PERSON OR BY PROXY AT THE SPECIAL

MEETING. QUAD/GRAPHICS SHAREHOLDERS ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, OR TO SUBMIT THEIR VOTES BY PHONE OR THE INTERNET. SIMPLY FOLLOW THE INSTRUCTIONS PROVIDED ON THE ENCLOSED PROXY CARD. ABSTENTIONS WILL HAVE THE SAME EFFECT AS A VOTE “AGAINST” THE SHARE ISSUANCE PROPOSAL AND BROKER NON-VOTES WILL HAVE NO EFFECT ON THE OUTCOME OF THE VOTE.

By Order of the Board of Directors

Jennifer J. Kent

Executive Vice President of Administration, General

Counsel and Secretary

Sussex, Wisconsin

January 22, 2019

LSC COMMUNICATIONS, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 22, 2019

IN THE 10TH FLOOR CONFERENCE CENTER

191 N. WACKER DRIVE

CHICAGO, ILLINOIS 60606

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of LSC Communications, Inc., which we refer to as “LSC”, will be held on February 22, 2019, at 10:00 a.m., Central Time, at the 10th Floor Conference Center, 191 N. Wacker Drive, Chicago, Illinois 60606, for the following purposes:

•

to adopt the agreement and plan of merger, dated as of October 30, 2018, as such agreement may be amended from time to time (which we refer to as the “merger agreement”), by and among Quad/Graphics, Inc. (which we refer to as “Quad/Graphics”), QLC Merger Sub, Inc. (which we refer to as “merger sub”) and LSC, which we refer to as the “merger agreement proposal”;

•

to consider and vote on a proposal to approve, by a non-binding, advisory vote, certain compensation that may be paid or become payable to LSC’s named executive officers that is based on or otherwise relates to the merger contemplated by the merger agreement, which we refer to as the “LSC compensation proposal”; and

•

to consider and vote on a proposal to adjourn the LSC special meeting, if reasonably necessary to provide stockholders with any required supplement or amendment to the accompanying joint proxy statement/prospectus or to solicit additional proxies in the event there are not sufficient votes at the time of the LSC special meeting to approve the merger agreement proposal, which we refer to as the “LSC adjournment proposal”.

LSC stockholder approval of the merger agreement proposal is required to consummate the merger between merger sub and LSC pursuant to which LSC will become a wholly owned subsidiary of Quad/Graphics (which we refer to as the “merger”). LSC stockholders will also be asked to approve the LSC compensation proposal and, if necessary, the LSC adjournment proposal. LSC will transact no other business at the LSC special meeting. The record date for the LSC special meeting has been set as January 16, 2019. Only LSC stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the LSC special meeting or any adjournments and postponements thereof. For additional information regarding the LSC special meeting, see the section entitled “The Special Meeting of LSC Stockholders” beginning on page 56 of the joint proxy statement/prospectus accompanying this notice.

The LSC board of directors has determined that the merger is fair and in the best interests of LSC and its stockholders; has approved and declared advisable the merger agreement, the related voting and support agreement, the merger and the other transactions contemplated by the merger agreement; and recommended adoption of the merger agreement to the stockholders of LSC. Accordingly, the LSC board of directors recommends that LSC stockholders vote “FOR” the merger agreement proposal, “FOR” the LSC compensation proposal and “FOR” the LSC adjournment proposal.

The LSC special meeting proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE LSC SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY

FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON AT THE LSC SPECIAL MEETING, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

Your vote is important. Approval of the merger agreement proposal by the LSC stockholders is a condition to the consummation of the merger and requires the affirmative vote of a majority of the shares of LSC common stock outstanding as of the close of business on the record date and entitled to vote on the merger agreement proposal. LSC stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically via the internet or by telephone. Simply follow the instructions provided on the enclosed proxy card. Abstentions will have the same effect as a vote “AGAINST” the merger agreement proposal. Broker non-votes will have the same effect as a vote “AGAINST” the merger agreement proposal.

By Order of the Board of Directors,

Suzanne S. Bettman

Secretary, Chief Administrative Officer

and General Counsel

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Quad/Graphics, Inc. (which we refer to as “Quad/Graphics”) and LSC Communications, Inc. (which we refer to as “LSC”) from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain copies of the documents incorporated by reference into this joint proxy statement/prospectus through the Securities and Exchange Commission (sometimes referred to as the “SEC”) website at www.sec.gov or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Quad/Graphics, Inc. Attention: Investor Relations N61 W23044 Harry’s Way Sussex, Wisconsin 53089-3995 (414) 566-2482	LSC Communications, Inc. Attention: Investor Relations 191 N. Wacker Drive, Suite 1400 Chicago, Illinois 60606 (773) 272-9275

If you would like to request documents, please do so by February 14, 2019, which is five business days before the special meetings.

For a listing of documents incorporated by reference herein, see the section entitled “Where You Can Find More Information” beginning on page 200.

In addition, if you are an LSC stockholder and need to obtain additional copies of this joint proxy statement/prospectus or need to obtain LSC proxy cards or other information related to the proxy solicitation with respect to the LSC special meeting, contact Morrow Sodali LLC, the proxy solicitor for LSC, toll-free at 800-662-5200 or collect at 203-658-9400. You will not be charged for any of these documents that you request.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus forms part of a registration statement on Form S-4 (Registration No. 333-228752) filed by Quad/Graphics with the SEC to register with the SEC the shares of Quad/Graphics class A common stock, par value $0.025 per share (sometimes referred to as “class A common stock”), to be issued to LSC stockholders pursuant to the agreement and plan of merger, dated October 30, 2018, as such agreement may be amended from time to time (which we refer to as the “merger agreement”), among Quad/Graphics, LSC and QLC Merger Sub, Inc. (which we refer to as “merger sub”).

This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Quad/Graphics under Section 5 of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), and the rules thereunder, with respect to the class A common stock, in addition to being a joint proxy statement of Quad/Graphics and LSC under Section 14(a) of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), and the rules thereunder, and a notice of meeting and actions to be taken with respect to the special meetings of Quad/Graphics and LSC.

Quad/Graphics has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Quad/Graphics and LSC has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to LSC. Quad/Graphics and LSC have both contributed information relating to the merger and the merger agreement contained in this joint proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. Quad/Graphics and LSC have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated January 22, 2019, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to LSC stockholders nor the issuance by Quad/Graphics of shares of its class A common stock pursuant to the merger agreement will create any implication to the contrary.

All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are brief answers to common questions that you may have regarding the merger agreement, the proposed merger, the special meetings and the consideration to be received in the proposed merger. The questions and answers in this section may not address all questions that may be important to you as a shareholder of Quad/Graphics or a stockholder of LSC. To better understand these matters, and for a description of the legal terms governing the proposed merger, we urge you to read carefully and in its entirety this joint proxy statement/prospectus, including the annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 200.

Q: Why am I receiving this document?

A: You are receiving this joint proxy statement/prospectus because Quad/Graphics, LSC and merger sub have entered into the merger agreement, pursuant to which, on the terms and subject to the conditions included in the merger agreement, Quad/Graphics has agreed to acquire LSC by means of a merger of merger sub with and into LSC, with LSC surviving the merger as a wholly owned subsidiary of Quad/Graphics (which we refer to as the “merger”) and your vote is required in connection with the merger. The merger agreement, which governs the terms of the merger, is attached to this joint proxy statement/prospectus as Annex A.

In order to consummate the merger, Quad/Graphics shareholders must approve the issuance of shares of Quad/Graphics class A common stock in connection with the merger (which we refer to as the “share issuance proposal”) in accordance with the rules of the New York Stock Exchange (which we refer to as the “NYSE”) in order for the merger to be consummated. Quad/Graphics is holding a special meeting of its shareholders (which we refer to as the “Quad/Graphics special meeting”) to obtain approval of the share issuance proposal. Your vote is very important. We encourage you to submit a proxy to have your shares voted as soon as possible.

In order to consummate the merger, LSC stockholders must adopt the merger agreement (which we refer to as the “merger agreement proposal”) in accordance with the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”). LSC is holding a special meeting of its stockholders (which we refer to as the “LSC special meeting”) to obtain approval of the merger agreement proposal. At the LSC special meeting, LSC stockholders will also be asked to approve the merger-related compensation arrangements for LSC’s named executive officers in a non-binding, advisory vote (which we refer to as the “LSC compensation proposal”). Additionally, LSC stockholders will be asked to approve the adjournment of the LSC special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the LSC special meeting to adopt the merger agreement (which we refer to as the “LSC adjournment proposal”).

We are delivering this document to you as both a joint proxy statement of Quad/Graphics and LSC and a prospectus of Quad/Graphics. It is a joint proxy statement because it is being used by the boards of directors of both Quad/Graphics and LSC to solicit proxies from their shareholders and stockholders, respectively, to vote in favor of the share issuance proposal at the Quad/Graphics special meeting and the proposals at the LSC special meeting. It is a prospectus because Quad/Graphics will issue shares of its class A common stock in exchange for shares of common stock, par value $0.01 per share, of LSC (which we refer to as “LSC common stock”) to LSC stockholders if the merger is consummated.

We are sending you these materials to help you decide how to vote your shares with respect to the matters to be considered at the special meetings. This joint proxy statement/prospectus contains important information about the merger, including the Quad/Graphics special meeting and LSC special meeting. You should read it carefully and in its entirety. The enclosed proxy card(s) allow you to authorize the voting of your shares without attending your company’s special meeting.

Your vote is important regardless of how many shares you own. We encourage you to submit a proxy as soon as possible.

Q: What do I need to do now?

A: After you carefully read this joint proxy statement/prospectus in its entirety, including the annexes, please respond by submitting your proxy by telephone or via the internet or by completing, signing, dating and returning your signed proxy card(s) in the enclosed prepaid return envelope(s), as soon as possible, so that your shares of Quad/Graphics class A common stock or class B common stock and/or LSC common stock may be voted in accordance with your instructions. In order to assure that your vote is recorded, please vote your proxy as instructed on your proxy card(s) even if you currently plan to attend your company’s special meeting in person.

Q: What will LSC stockholders receive in the merger?

A: As a result of the merger, except for shares of LSC common stock owned directly or indirectly by LSC (other than shares held in a fiduciary or agency capacity that are beneficially owned by a third party) and subject to the treatment of LSC equity awards, adjustments for dilution and tax withholdings, each share of LSC common stock issued and outstanding immediately prior to the effective time of the merger (each of which we refer to as an “eligible share of LSC common stock”) will be automatically converted into the right to receive 0.625 shares (which we refer to as the “exchange ratio”) of Quad/Graphics class A common stock, without interest (which we refer to as the “merger consideration”). LSC stockholders that would otherwise be entitled to receive a fractional share of Quad/Graphics class A common stock will instead be entitled to receive cash in lieu of such fractional share, and will not be entitled to dividends, distributions, voting rights or any other rights in respect of such fractional share. For more information regarding the merger consideration, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page 121.

Q: Will LSC equity awards be affected by the merger?

A: At the effective time of the merger:

•

LSC Options. Each outstanding award of options to purchase shares of LSC common stock under LSC’s equity plans (each of which we refer to as an “LSC option”) shall automatically be converted into an option to purchase a number of shares of Quad/Graphics class A common stock, as further described in the merger agreement.

•

LSC RSAs. Any vesting conditions applicable to each outstanding share of LSC common stock subject to vesting restrictions, performance conditions and/or forfeiture or repurchase by LSC under LSC’s equity plans (each of which we refer to as an “LSC RSA”) shall automatically accelerate in full and be converted into, and become exchanged for, the merger consideration, as further described in the merger agreement.

•

LSC RSUs. Any vesting conditions applicable to each outstanding restricted stock unit of LSC granted under LSC’s equity plans (each of which we refer to as an “LSC RSU”) that was granted prior to October 30, 2018 shall automatically accelerate in full, be cancelled and entitle the holder of such LSC RSU to receive the merger consideration. Additionally, each LSC RSU granted after October 30, 2018 shall automatically be converted into a restricted stock unit denominated in shares of Quad/Graphics class A common stock (each of which we refer to as a “converted Quad RSU”), as further described in the merger agreement.

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LSC PSUs. Any vesting conditions applicable to each outstanding performance share unit of LSC granted under LSC’s equity plans (each of which we refer to as an “LSC PSU”) shall, automatically accelerate in full, be cancelled and entitle the holder of such LSC PSU to receive an amount of merger consideration, as further described in the merger agreement.

•	LSC Phantom Shares. Each outstanding share of phantom stock of LSC (each of which we refer to as an “LSC phantom share”) under LSC’s Policy on Retirement Benefits, Phantom Stock Grants and

Stock Options for Directors (which we refer to as the “LSC directors’ plan”) shall automatically be converted into an award entitling the holder to receive an amount in cash, as further described in the merger agreement.

For more information regarding the treatment of LSC equity awards, see the section entitled “The Merger Agreement—Treatment of LSC Equity Awards” beginning on page 122.

Q: What equity stake will LSC stockholders hold in Quad/Graphics immediately following the merger?

A: Based on (a) 33,315,949 shares of LSC common stock issued and outstanding as of January 7, 2019, which includes 178,391 LSC RSAs, (b) 1,026,322 shares of LSC common stock issuable under LSC RSUs, (c) 258,487 shares of LSC common stock issuable under LSC PSUs and (d) the exchange ratio, holders of LSC common stock as of immediately prior to the effective time of the merger, would hold, in the aggregate, approximately 36.3% of the issued and outstanding shares of Quad/Graphics class A common stock immediately following the consummation of the merger, representing approximately 29.6% total economic ownership of Quad/Graphics following the merger and approximately 11.1% of the total voting power of Quad/Graphics following the merger.

Q: When do you expect the merger to be consummated?

A: As of the date of this joint proxy statement/prospectus, the merger is expected to close in mid-2019. The closing of the merger is subject to various conditions, including the approval of the share issuance proposal by the Quad/Graphics shareholders, and the approval of the merger agreement proposal by the LSC stockholders, as well as necessary regulatory consents and approvals. No assurance can be provided as to when or if the merger will be consummated, and it is possible that factors outside the control of Quad/Graphics and LSC could result in the merger being consummated at a later time, or not at all. See “The Merger Agreement—Conditions to the Consummation of the Merger” beginning on page 144.

Q: When and where are the special meetings?

A: The Quad/Graphics special meeting will take place on February 22, 2019, at 10:00 a.m. Central Time, at N61 W23044 Harry’s Way, Sussex, Wisconsin 53089-3995.

The LSC special meeting will take place on February 22, 2019, at 10:00 a.m. Central Time, at the 10th Floor Conference Center, 191 N. Wacker Drive, Chicago, Illinois 60606.

Q: What matters will be considered at the special meetings?

A: Quad/Graphics shareholders are being asked to consider and vote on the share issuance proposal. The Quad/Graphics board of directors (sometimes referred to as the “Quad/Graphics board”) recommends a vote “FOR” the share issuance proposal. Quad/Graphics will transact no other business at the Quad/Graphics special meeting other than any such business that may be properly brought before the Quad/Graphics special meeting or any adjournment or postponement thereof.

LSC stockholders are being asked to consider and vote on the merger agreement proposal, the LSC compensation proposal and the LSC adjournment proposal. The LSC board of directors (sometimes referred to as the “LSC board”) recommends a vote “FOR” the merger agreement proposal, a vote “FOR” the LSC compensation proposal and a vote “FOR” the LSC adjournment proposal. LSC will transact no other business at the LSC special meeting other than any such business that may be properly brought before the LSC special meeting or any adjournment or postponement thereof.

Q: What shareholder vote is required to approve the share issuance proposal at the Quad/Graphics special meeting?

A: Assuming a quorum is present, to be approved at the Quad/Graphics special meeting, the share issuance proposal requires the affirmative vote of a majority of votes cast by the Quad/Graphics shareholders present in person or by proxy at the Quad/Graphics special meeting. If you mark “abstain” on your proxy card, it will have the same effect as a vote “AGAINST” the share issuance proposal.

Q: What stockholder vote is required for approval of each proposal brought before the LSC special meeting?

A: The merger agreement proposal. Approval of the merger agreement proposal requires the affirmative vote of a majority of the shares of LSC common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the merger agreement proposal.

The LSC compensation proposal. Approval of the LSC compensation proposal requires the affirmative vote of a majority of the shares of LSC common stock present in person or by proxy at the LSC special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the LSC compensation proposal.

The LSC adjournment proposal. Approval of the LSC adjournment proposal requires the affirmative vote of a majority of the shares of LSC common stock present in person or by proxy at the LSC special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the LSC adjournment proposal.

Q: What is the effect if these proposals are not approved at the special meetings?

A: If the share issuance proposal is not approved by the requisite vote at the Quad/Graphics special meeting or the merger agreement proposal is not approved by the requisite vote at the LSC special meeting, then the merger will not occur. In that circumstance, LSC stockholders would not receive the merger consideration or other consideration in connection with the merger, their shares of LSC common stock would remain outstanding, LSC would remain an independent public company and its common stock would continue to be listed and traded on the NYSE. If the merger agreement is terminated under specified circumstances, either Quad/Graphics or LSC (depending on the circumstances) may be required to pay the other party a termination fee, reverse termination fee or other termination-related payment. See “The Merger Agreement—Termination” beginning on page 146 for a more detailed discussion of the termination fees.

Q: Why are LSC stockholders being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, merger-related compensation arrangements for the LSC named executive officers (i.e., the LSC compensation proposal)?

A: Under SEC rules, LSC is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to LSC’s named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation. LSC urges its stockholders to read the section entitled “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger—Quantification of Payments and Benefits to LSC’s Named Executive Officers” beginning on page 110, which describes such merger-related compensation.

Q: What happens if LSC stockholders do not approve, by a non-binding, advisory vote, merger-related compensation arrangements for LSC’s named executive officers (i.e., the LSC compensation proposal)?

A: The vote on the LSC compensation proposal (i.e., to approve the merger-related compensation arrangements for LSC’s named executive officers), is separate and apart from the votes to approve the other proposals being presented at the LSC stockholder meeting. Because the vote on the LSC compensation proposal is advisory in nature only, it will not be binding upon LSC. Accordingly, the merger-related compensation will be paid to LSC’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if LSC stockholders do not approve the LSC compensation proposal.

Q: Who is entitled to vote at the special meetings?

A: The board of directors of each of Quad/Graphics and LSC have fixed January 16, 2019, as the record date for each of their companies’ respective special meetings. If you were a holder of shares of Quad/Graphics’ class A common stock or class B common stock or a holder of shares of common stock of LSC at the close of business on the record date, you are entitled to receive notice of, and vote at, your company’s special meeting.

Q: If I am a Quad/Graphics shareholder, how many votes do I have?

A: If you are a shareholder of Quad/Graphics class A common stock, you are entitled to one vote per share of Quad/Graphics class A common stock that you own as of the record date. If you are a shareholder of Quad/Graphics class B common stock, you are entitled to ten votes per share of Quad/Graphics class B common stock that you own as of the record date. As of the close of business on January 7, 2019, there were (a) 37,876,130 shares of class A common stock outstanding with an aggregate of 37,876,130 votes and (b) 13,556,858 shares of class B common stock outstanding with an aggregate of 135,568,580 votes.

Holders of Quad/Graphics class A common stock and class B common stock vote together as a single class on the share issuance proposal.

Q: If I am a LSC stockholder, how many votes do I have?

A: Each LSC stockholder of record is entitled to one vote for each share of LSC common stock held of record by him or her as of the close of business on the record date. As of the close of business on January 7, 2019, there were 33,315,949 shares of LSC common stock outstanding.

Q: Are any Quad/Graphics shareholders already committed to vote in favor of the share issuance proposal?

A: Pursuant to a voting and support agreement entered into on October 30, 2018 in connection with the execution of the merger agreement (which we refer to as the “voting and support agreement”), the trustees of the Quad/Graphics voting trust have agreed to, among other things, vote the shares of class A common stock and class B common stock owned by the Quad/Graphics voting trust for the share issuance proposal. As of January 7, 2019, the Quad/Graphics voting trust owned 10,046 shares of class A common stock and 12,574,255 shares of class B common stock, or, collectively, approximately 72.5% of Quad/Graphics’ total voting power. For additional information on the voting and support agreement, see “Voting and Support Agreement” beginning on page 150. The voting and support agreement is attached to this joint proxy statement/prospectus as Annex B. For additional information on the Quad/Graphics’ voting trust, see “Security Ownership of Certain Beneficial Owners and Management of Quad/Graphics—Quad/Graphics Voting Trust” beginning on page 170.

Q: What constitutes a quorum for each special meeting?

A: The presence of a majority of the votes entitled to be cast by the holders of the Quad/Graphics class A common stock and class B common stock, voting together as a single class, shall constitute a quorum for the purpose of transacting business at the Quad/Graphics special meeting. Abstentions and broker non-votes will be considered present for purposes of determining whether a quorum exists.

To hold the LSC special meeting, a quorum of the shares of LSC common stock (which is a majority of the shares outstanding and entitled to vote) is required to be represented either in person or by proxy at the LSC special meeting. Abstentions and broker non-votes are counted in determining whether a quorum is present for the LSC special meeting.

Q: Who can attend each special meeting?

A: If you held Quad/Graphics class A common stock or class B common stock, or LSC common stock, as of the record date, you may attend your company’s special meeting. If you are a beneficial owner of stock held in “street name,” you must provide evidence of your ownership of such stock, which you can obtain from your broker, bank or other nominee, in order to attend your company’s special meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership.

Q: What if my bank, broker or other nominee holds my shares in “street name”?

A: If a bank, broker or other nominee holds your shares for your benefit but not in your own name, such shares are in “street name.” In that case, your bank, broker or other nominee will send you a voting instruction form to use in order to instruct the vote of your shares. The availability of telephone and internet voting instruction depends on the voting procedures of your bank, broker or other nominee. Please follow the instructions on the voting instruction form they send you. If your shares are held in the name of your bank, broker or other nominee and you wish to attend or vote in person at your company’s special meeting, you must contact your bank, broker or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to your company’s special meeting in order to vote in person. Your bank, broker or other nominee will not vote your shares unless you provide instructions on how to vote.

Under the current rules of the NYSE, brokers, banks or other nominees do not have discretionary authority to vote on the share issuance proposal. Because the only proposal for consideration at the Quad/Graphics special meeting is a non-discretionary proposal, it is not expected that there will be any broker non-votes at the Quad/Graphics special meeting. However, if there are any broker non-votes, they will have no effect on the share issuance proposal.

Under the current rules of the NYSE, brokers, banks or other nominees are not permitted to vote on any matter to be considered at the LSC special meeting. As a result, your shares will not be voted on any matters unless you affirmatively instruct your broker, bank or other nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee.

Q: If I am a Quad/Graphics shareholder, how do I vote?

A: After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit a proxy or voting instructions for your shares as promptly as possible so that your shares will be represented at the Quad/Graphics special meeting, whether or not you plan to attend the Quad/Graphics special meeting. If you are a shareholder of record of Quad/Graphics as of the close of business on the record date, you may submit your proxy before the Quad/Graphics special meeting by marking, signing and dating your proxy card and returning it in the postage-paid envelope we have provided.

In addition, shareholders of record of class A common stock and class B common stock may vote in person at the Quad/Graphics special meeting or by mail or through the internet. For additional information on voting procedures, see “The Special Meeting of Quad/Graphics Shareholders” beginning on page 52.

Q: If I am a LSC stockholder, how do I vote?

A: If your shares are registered in your name (as shareholder of record), you may have your shares of LSC common stock voted on the matters to be presented at the LSC special meeting in any of the following ways:

•	By Mail: Sign, date and return the enclosed proxy card in the postage paid envelope provided. Your voting instructions must be received no later than the beginning of the LSC special meeting.

•

By Telephone or Internet: You may either call the toll-free number listed on your proxy card, log on to the website listed on your proxy card, or scan the QR code on your proxy card and follow the simple instructions provided. The telephone and internet voting procedures are designed to allow you to vote your shares and to confirm that your instructions have been properly recorded consistent with applicable law. Please see your proxy card for specific instructions. LSC stockholders who wish to vote over the internet should be aware that there may be costs associated with electronic access, such as usage charges from internet access providers and telephone companies, and that there may be some risk a stockholder’s vote might not be properly recorded or counted because of an unanticipated electronic malfunction. Voting by telephone and the internet will be closed at 1:00 a.m. Central Time on the date of the LSC special meeting.

If your shares are held in “street name”, you should give instructions to your broker on how to vote your shares. All of the proposals to be considered at the LSC special meeting are considered non-routine matters. Accordingly, if you do not provide voting instructions to your broker, your broker will not have the discretion to vote such shares with respect to any of the matters to be considered at the LSC special meeting.

If you plan to attend the LSC special meeting and vote in person, your instructions depend on how your shares are held:

•

Shares Registered in Your Name: check the appropriate box on your proxy card and bring either the admission ticket attached to the proxy card or evidence of your stock ownership with you to the LSC special meeting.

•

Shares Registered in the Name of Your Broker or Other Nominee: ask your broker to provide you with a legal proxy in your name (which will allow you to vote your shares in person at the meeting) and bring evidence of your stock ownership from your broker with you to the LSC special meeting.

For additional information on voting procedures, see “The Special Meeting of LSC Stockholders” beginning on page 56.

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit your proxy or voting instructions as soon as possible, whether or not you plan to attend the LSC special meeting.

Q: What do I do if I receive more than one set of voting materials?

A: You may receive more than one set of voting materials relating to the LSC special meeting and/or the Quad/Graphics special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are held in more than one name, you will receive more than one proxy card. You may also receive multiple copies of this joint proxy statement/prospectus if you are a shareholder and stockholder of both Quad/Graphics and LSC, respectively. For shares of Quad/Graphics class A common stock and class B common stock or LSC common stock held directly, please complete, sign, date and return each proxy card you receive, or, you may submit a proxy by telephone or via internet by following the instructions on each proxy card. For shares of Quad/Graphics class A common stock or LSC common stock held in “street name” through a broker, bank or other nominee, you should follow the procedures provided by your broker, bank or other nominee to vote your shares.

Q: I hold shares of both Quad/Graphics and LSC. Do I need to vote separately for each company?

A: Yes. You will need to separately follow the applicable procedures described in this joint proxy statement/prospectus both with respect to the voting of shares of Quad/Graphics class A common stock and class B common stock and with respect to the voting of shares of LSC common stock in order to effectively vote the shares of common stock you hold in each company.

Q: How will my proxy be voted?

A: If you vote by telephone or by the internet or by completing, signing, dating and returning your signed proxy card(s), your proxy will be voted in accordance with your instructions.

If you are a shareholder of record as of the record date and you sign, date, and return your proxy card but do not indicate how you want to vote on any particular proposal and do not indicate that you wish to abstain with respect to that proposal, your shares will be voted as follows:

•	Quad/Graphics class A common stock and class B common stock represented by your proxy will be voted “FOR” the share issuance proposal as recommended by the Quad/Graphics board of directors; and

•

LSC common stock represented by your proxy will be voted “FOR” the merger agreement proposal, “FOR” the LSC compensation proposal and “FOR” the LSC adjournment proposal, all as recommended by the LSC board of directors.

Q: What if I mark “abstain” when voting, or fail to vote in person or by proxy on the proposals?

A: If you fail to vote in person or by proxy any shares for which you are the record owner as of the record date or fail to instruct your broker, bank or other nominee on how to vote the shares you hold in street name, your shares will not be counted in determining whether a quorum is present at your company’s special meeting. If you mark abstain when voting, your shares will be counted in determining whether a quorum is present at your company’s special meeting.

If you are a Quad/Graphics shareholder, because the share issuance proposal requires the affirmative vote of the holders of a majority of votes cast, abstaining from voting on the share issuance proposal will have the effect of a vote “AGAINST” the share issuance proposal. Failing to vote on the share issuance proposal will not constitute a vote for or against the share issuance proposal and will be disregarded in the calculation of the votes cast.

If you are a LSC stockholder:

•

The Merger Agreement Proposal. Because the merger agreement proposal requires the affirmative vote of a majority of the shares of LSC common stock outstanding as of the close of business on the record date and entitled to vote on the proposal, if you fail to submit a proxy or vote in person at the LSC special meeting, or abstain, or you do not provide your broker, bank or other nominee with instructions, as applicable, this will have the same effect as a vote “AGAINST” the merger agreement proposal.

•

The LSC Compensation Proposal. Because the LSC compensation proposal requires the affirmative vote of a majority of the shares of LSC common stock present in person or by proxy at the LSC special meeting and entitled to vote on the proposal, if you abstain it will have the same effect as a vote “AGAINST” the LSC compensation proposal. If you fail to submit a proxy or vote in person at the LSC special meeting or you do not provide your broker, bank or other nominee with instructions, as applicable, it will have no effect on the outcome of the vote on the LSC compensation proposal.

•

The LSC Adjournment Proposal. Because the LSC adjournment proposal requires the affirmative vote of a majority of the shares of LSC common stock present in person or by proxy at the LSC special meeting and entitled to vote on the proposal, if you abstain it will have the same effect as a vote “AGAINST” the LSC adjournment proposal. If you fail to submit a proxy or vote in person at the LSC special meeting or you do not provide your broker, bank or other nominee with instructions, as applicable, it will have no effect on the outcome of the vote on the LSC adjournment proposal.

Q: Can I change my vote after I have submitted a proxy or voting instruction card?

A: Yes. If you are a shareholder of record as of the record date, whether you vote via the internet, by telephone or by mail, you can change your proxy at any time before it is voted at your company’s special meeting. You can do this in one of three ways:

•

You can send a signed notice of revocation to the Secretary of Quad/Graphics or LSC, as appropriate, at the address listed for Quad/Graphics or LSC, as applicable, in the section entitled “References to Additional Information” above;

•	You can submit a revised proxy bearing a later date by mail, internet or telephone; or

•

You can attend your company’s special meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

If you are a beneficial owner of either Quad/Graphics class A common stock or class B common stock or LSC common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q: Who will count the votes?

A: The votes at the Quad/Graphics special meeting will be counted by an independent inspector of elections appointed by the Quad/Graphics board of directors. The votes at the LSC special meeting will be counted by an independent inspector of elections appointed by the LSC board of directors.

Q: What will happen to LSC as a result of the merger?

A: If the merger is consummated, merger sub will merge with and into LSC. As a result of the merger, the separate corporate existence of merger sub will cease, and LSC will continue as the surviving corporation in the merger and as a wholly owned subsidiary of Quad/Graphics.

Q: I own shares of LSC common stock. What will happen to those shares as a result of the merger?

A: If the merger is consummated, your eligible shares of LSC common stock will be converted into the right to receive the merger consideration (i.e., 0.625 shares of Quad/Graphics class A common stock). Each holder of a share of LSC common stock that was outstanding immediately prior to the effective time of the merger will cease to have any rights with respect to shares of LSC common stock except the right to receive the merger consideration.

Q: Where will the Quad/Graphics class A common stock that LSC stockholders receive in the merger be publicly traded?

A: Quad/Graphics’ class A common stock is publicly traded on the NYSE under the symbol “QUAD.” The shares of Quad/Graphics class A common stock that LSC stockholders receive in the merger (assuming it is consummated) will also be listed and traded on the NYSE.

Q: I am a holder of LSC common stock certificates, should I send in my stock certificates now?

A: No. If you hold certificates representing LSC common stock, please do not send your certificates with your completed proxy card. An exchange agent will send you written instructions in the form of a letter of transmittal informing you on how to exchange your shares following consummation of the merger.

Q: Are there risks I should consider in deciding how to vote?

A: Yes. There are risks with all business combinations, including the proposed merger. In evaluating the merger, you should carefully read this joint proxy statement/prospectus, including the factors discussed in the section entitled “Risk Factors” beginning on page 37. You should also read and carefully consider the risk factors of Quad/Graphics and LSC that are incorporated by reference herein.

Q: Are Quad/Graphics or LSC shareholders entitled to appraisal or dissenters’ rights?

A: No. Under both Wisconsin law and Delaware law, the shareholders of Quad/Graphics and the stockholders of LSC are not entitled to dissenters’ or appraisal rights in connection with the merger.

Q: What are the material U.S. federal income tax consequences of the merger to Quad/Graphics and LSC shareholders?

A: Quad/Graphics and LSC intend to take the position that the merger is characterized as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Internal Revenue Code”), for U.S. federal income tax purposes. Assuming the merger is so characterized, U.S. holders of shares of LSC common stock generally will not recognize any U.S. federal income tax gain or loss upon receipt of shares of Quad/Graphics class A common stock in exchange for shares of LSC common stock in the merger, except that gain or loss will be recognized with respect to any cash received in lieu of a fractional share of Quad/Graphics class A common stock. The U.S. federal income tax consequences of the merger are discussed in more detail in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 117. The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger that may vary with, or are dependent on, individual circumstances. In addition, the discussion does not address the effects of any foreign, state or local tax laws.

Q: What happens if I sell my shares of Quad/Graphics class A common stock or class B common stock before the Quad/Graphics special meeting?

A: The record date for Quad/Graphics shareholders entitled to vote at the Quad/Graphics special meeting is earlier than the date of the Quad/Graphics special meeting. If you transfer your shares of Quad/Graphics class A common stock or class B common stock after the record date but before the Quad/Graphics special meeting, you will, unless special arrangements are made, retain your right to vote at the Quad/Graphics special meeting.

Q: What happens if I sell my shares of LSC common stock before the LSC special meeting?

A: The record date for LSC stockholders entitled to vote at the LSC special meeting is earlier than the date of the LSC special meeting. If you transfer your shares of LSC common stock after the record date but before the

LSC special meeting, you will, unless special arrangements are made, retain your right to vote at the LSC special meeting but will have transferred the right to receive the merger consideration in connection with the merger to the person to whom you transferred your shares of LSC common stock.

Q: Who will solicit and pay the cost of soliciting proxies?

A: LSC has retained Morrow Sodali LLC, 470 West Ave., Suite 3000, Stamford, CT 06902 (which we refer to as “Morrow Sodali”) to assist in the solicitation process. LSC will pay Morrow Sodali a fee of approximately $40,000, as well as out-of-pocket expenses for this service. In addition to solicitation by mail, LSC’s directors, officers and employees may solicit proxies in person, by telephone or by electronic means. These persons will not be specifically compensated for doing this.

Quad/Graphics has not retained a proxy solicitor for the Quad/Graphics special meeting. Quad/Graphics’ directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.

Q: Who can answer my questions about the Quad/Graphics and/or LSC special meeting or the transactions contemplated by the merger agreement?

A: If you have questions about the LSC special meeting, the Quad/Graphics special meeting or the merger, or desire additional copies of this joint proxy statement/prospectus or additional proxies, you may contact LSC’s proxy solicitor, Morrow Sodali, by calling toll-free at 800-662-5200 or collect at 203-658-9400 or Quad/Graphics by calling Kyle Egan, Director of Investor Relations and Assistant Treasurer, at 414-566-2482.

SUMMARY

This summary highlights selected information included in this joint proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger agreement, you should carefully read this entire joint proxy statement/prospectus and its annexes and the documents to which we refer you before you decide how to vote with respect to the proposals to be considered and voted on at the special meeting for your company. In addition, we incorporate by reference important business and financial information about Quad/Graphics and LSC into this document, as further described in the section entitled “Where You Can Find More Information” beginning on page 200. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. We have included references to other portions of this joint proxy statement/prospectus to direct you to a more complete description of the topics presented in this summary, which you should review carefully in their entirety.

Information About the Companies

Quad/Graphics, Inc.

N61 W23044 Harry’s Way

Sussex, Wisconsin 53089-3995

(414) 566-6000

Quad/Graphics is a leading marketing solutions provider. Quad/Graphics leverages its strong print foundation as part of a much larger, robust integrated marketing platform that helps marketers and content creators improve the efficiency and effectiveness of their marketing spend across offline and online media channels. With a consultative approach, worldwide capabilities, leading-edge technology and single-source simplicity, Quad/Graphics believes it has the resources and knowledge to help a wide variety of clients in multiple vertical industries, including retail, publishing and healthcare. Quad/Graphics was founded in Pewaukee, Wisconsin, as a Wisconsin corporation, in 1971 by the late Harry V. Quadracci. As of December 31, 2017, Quad/Graphics had approximately 21,100 full-time equivalent employees in North America, South America, Europe and Asia, and served a diverse base of approximately 6,900 clients from 147 facilities located in 17 countries, as well as investments in printing operations in Brazil and India.

For additional information about Quad/Graphics, see “The Companies—Quad/Graphics” beginning on page 49.

QLC Merger Sub, Inc.

c/o Quad/Graphics, Inc.

N61 W23044 Harry’s Way

Sussex, Wisconsin 53089-3995

(414) 566-6000

QLC Merger Sub, Inc., a wholly owned subsidiary of Quad/Graphics, is a Delaware corporation that was formed on October 30, 2018 for the sole purpose of effecting the merger. In the merger, merger sub will be merged with and into LSC, with LSC surviving as a wholly owned subsidiary of Quad/Graphics.

LSC Communications, Inc.

191 N. Wacker Drive

Suite 1400

Chicago, Illinois

(773) 272-9200

LSC, a Delaware corporation, is a global leader in print and digital media solutions. The principal business of LSC and its direct or indirect wholly owned subsidiaries is to offer a broad range of traditional and digital print, print-related services and office products. LSC serves the needs of publishers, merchandisers, cataloguers and retailers with product and service offerings that include traditional and digital print, e-services, logistics, warehousing, fulfillment and supply chain management services. LSC utilizes a broad portfolio of technology capabilities coupled with consultative attention to clients’ needs to increase speed to market, reduce costs, provide postal savings to customers, and improve efficiencies. LSC prints magazines, catalogs, retail inserts, books, and directories and its office products offerings include filing products, envelopes, note-taking products, binder products, and forms. As of December 31, 2017, LSC had approximately 24,000 total employees in its global workforce, of which approximately 19,000 employees were in the U.S. and approximately 5,000 were in international locations.

For additional information about LSC, see “The Companies—LSC” beginning on page 50.

The Merger and the Merger Agreement (see page 121)

The terms and conditions of the merger are contained in the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference herein in its entirety. Quad/Graphics and LSC encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

The Quad/Graphics board of directors and LSC board of directors each have approved the merger agreement and the transactions contemplated by the merger agreement. Pursuant to the terms and subject to the conditions included in the merger agreement, Quad/Graphics has agreed to acquire LSC by means of a merger of merger sub with and into LSC, with LSC surviving the merger as a wholly owned subsidiary of Quad/Graphics.

Merger Consideration to be Received by LSC Stockholders (see page 121)

As a result of the merger, each eligible share of LSC common stock will be converted into the right to receive 0.625 shares of Quad/Graphics class A common stock.

LSC stockholders will not be entitled to receive any fractional shares of Quad/Graphics class A common stock in the merger, and no LSC stockholders will be entitled to dividends or distributions, voting rights or any other rights in respect of any fractional shares of Quad/Graphics class A common stock. LSC stockholders that would have otherwise been entitled to receive a fractional share of Quad/Graphics class A common stock will instead be entitled to receive, in lieu of the issuance of fractional shares, an amount in cash, without interest and rounded to the nearest cent, equal to the product of the volume weighted average price of Quad/Graphics class A common stock for the twenty consecutive trading days ending with the second complete trading day prior to the closing date of the merger, multiplied by the fraction of a share of Quad/Graphics class A common stock to which the holder would otherwise be entitled.

Treatment of LSC Equity Awards (see page 122)

LSC Options

At the effective time of the merger, each LSC option shall, automatically and without any required action on the part of the holder thereof, be converted into an option to purchase a number of shares of Quad/Graphics class A common stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of LSC common stock underlying such LSC option immediately prior to the effective time of the merger and (y) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such LSC option immediately prior to the effective time of the merger divided by (B) the exchange ratio. Except as specifically provided above, following the effective time of the merger, each LSC option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such LSC option immediately prior to the effective time of the merger.

LSC RSAs

At the effective time of the merger, any vesting conditions applicable to each LSC RSA shall, automatically and without any required action on the part of the holder thereof, accelerate in full and be converted into, and become exchanged for the merger consideration (less applicable taxes required to be withheld with respect to such vesting).

LSC RSUs

At the effective time of the merger, any vesting conditions applicable to each LSC RSU granted prior to October 30, 2018 shall, automatically and without any required action on the part of the holder thereof, accelerate in full and be cancelled and entitle the holder of such LSC RSU to receive (without interest) the merger consideration (less applicable taxes required to be withheld with respect to such payment).

Additionally, each LSC RSU granted after October 30, 2018 shall, automatically and without any required action on the part of the holder thereof, cease to represent a restricted stock unit denominated in shares of LSC common stock and shall be converted into a converted Quad RSU, with the number of shares of Quad/Graphics class A common stock subject to each such converted Quad RSU equal to the product (rounded down to the nearest whole number) of (A) the number of shares of LSC common stock subject to such LSC RSU immediately prior to the effective time of the merger multiplied by (B) the exchange ratio.

LSC PSUs

At the effective time of the merger, any vesting conditions applicable to each LSC PSU shall, automatically and without any required action on the part of the holder thereof, accelerate in full and be cancelled and entitle the holder of such LSC PSU to receive (without interest) an amount of merger consideration equal to (A) the number of shares of LSC common stock subject to such LSC PSU immediately prior to the effective time of the merger based on (x) for LSC PSUs granted in 2017, performance that was determined at the end of the 2017 performance period and (y) for LSC PSUs granted in 2018, the higher of target performance and actual performance through the effective time of the merger as reasonably determined by the human resources committee of the LSC board of directors (which we refer to as the “human resources committee”), multiplied by (B) the merger consideration (less applicable taxes required to be withheld with respect to such payment).

LSC Phantom Shares

At the effective time of the merger, each LSC phantom share under the LSC directors’ plan shall, automatically and without any required action on the part of the holder thereof, be converted into an award entitling the holder to receive an amount in cash equal to the value of the merger consideration (determined based on the closing price of a share of Quad/Graphics class A common stock on the closing date of the merger) with respect to each LSC phantom share, which amount shall be payable in accordance with the terms of such LSC directors’ plan and the applicable election thereunder.

Total Shares of Quad/Graphics Class A Common Stock to be Issued

Based on (a) 33,315,949 shares of LSC common stock issued and outstanding as of January 7, 2019, which includes 178,391 LSC RSAs, (b) 1,026,322 shares of LSC common stock issuable under LSC RSUs, (c) 258,487 shares of LSC common stock issuable under LSC PSUs and (d) the exchange ratio, upon consummation of the merger, Quad/Graphics will issue approximately 21.6 million shares of Quad/Graphics class A common stock to former LSC stockholders in connection with the merger.

Collectively, the former LSC stockholders are expected to become owners of approximately 29.6% of the economic ownership of Quad/Graphics following the merger, and approximately 11.1% of the voting power of Quad/Graphics following the merger, in each case, without giving effect to any shares of Quad/Graphics class A common stock held by LSC stockholders prior to the consummation of the merger.

Quad/Graphics Special Meeting (see page 52)

The Quad/Graphics special meeting will be held on February 22, 2019, at 10:00 a.m. Central Time, at Quad/Graphics, Inc., N61 W23044 Harry’s Way, Sussex, Wisconsin 53089 to consider and vote on the share issuance proposal.

Only holders of record of Quad/Graphics’ class A common stock and class B common stock at the close of business on January 16, 2019 are entitled to vote at the Quad/Graphics special meeting. On January 7, 2019, the last practicable date before the date of this joint proxy statement/prospectus, Quad/Graphics had outstanding and entitled to vote: (a) 37,876,130 shares of class A common stock, each of which is entitled to one vote per share, with an aggregate of 37,876,130 votes; and (b) 13,556,858 shares of class B common stock, each of which is entitled to ten votes per share, with an aggregate of 135,568,580 votes.

The presence of a majority of the votes entitled to be cast by the holders of the Quad/Graphics class A common stock and class B common stock, voting together as a single class, constitutes a quorum for the purpose of transacting business at the Quad/Graphics special meeting. Abstentions and broker non-votes will be considered present for purposes of determining whether a quorum exists.

Quad/Graphics shareholders must approve the share issuance proposal in order to consummate the merger.

Approval of the share issuance proposal requires the affirmative vote of the majority of votes cast by the Quad/Graphics shareholders present in person or by proxy at the Quad/Graphics special meeting. Abstentions will have the same effect as a vote “AGAINST” the share issuance proposal, and broker non-votes will have no effect on the outcome of the vote.

The Quad/Graphics board of directors recommends that you vote “FOR” the share issuance proposal.

LSC Special Meeting (see page 56)

The LSC special meeting will be held on February 22, 2019, at 10:00 a.m. Central Time, at the 10th Floor Conference Center, 191 N. Wacker Drive, Chicago, Illinois 60606 to consider and vote on the merger agreement proposal, the LSC compensation proposal, and, if necessary, the LSC adjournment proposal.

Only holders of record of issued and outstanding shares of LSC common stock as of the close of business on January 16, 2019, the record date for the LSC special meeting, are entitled to notice of, and to vote at, the LSC special meeting or any adjournment or postponement of the LSC special meeting. LSC stockholders may cast one vote for each share of LSC common stock that such stockholder owned as of the close of business on the record date.

To hold a meeting of stockholders, a quorum of the shares (which is a majority of the shares outstanding and entitled to vote) is required to be represented either in person or by proxy at the meeting. Abstentions and broker non-votes are counted in determining whether a quorum is present for the meeting.

The Merger Agreement Proposal

LSC stockholders must approve the merger agreement proposal in order to consummate the merger.

Approval of the merger agreement proposal requires the affirmative vote of a majority of the shares of LSC common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. If you fail to submit a proxy or vote in person at the LSC special meeting, or abstain, or you do not provide your broker, bank or other nominee with instructions, as applicable, this will have the same effect as a vote “AGAINST” the merger agreement proposal.

The LSC board of directors recommends that you vote “FOR” the merger agreement proposal.

The LSC Compensation Proposal

Approval of the non-binding compensation proposal requires the affirmative vote of a majority of the shares of LSC common stock present in person or by proxy at the LSC special meeting and entitled to vote on the proposal. If you abstain it will have the same effect as a vote “AGAINST” the LSC compensation proposal. If you fail to submit a proxy or vote in person at the LSC special meeting or you do not provide your broker, bank or other nominee with instructions, as applicable, it will have no effect on the outcome of the vote.

The LSC board of directors recommends that you vote “FOR” the LSC compensation proposal.

The LSC Adjournment Proposal

Approval of the LSC adjournment proposal requires the affirmative vote of a majority of the shares of LSC common stock present in person or by proxy at the LSC special meeting and entitled to vote on the proposal, if you abstain it will have the same effect as a vote “AGAINST” the LSC adjournment proposal. If you fail to submit a proxy or vote in person at the LSC special meeting or you do not provide your broker, bank or other nominee with instructions, as applicable, it will have no effect on the outcome of the vote.

The LSC board of directors recommends that you vote “FOR” the LSC adjournment proposal.

Recommendation of the Quad/Graphics Board of Directors (see page 79)

The Quad/Graphics board of directors determined that the merger is in the best interests of Quad/Graphics and approved and declared advisable the merger agreement, the merger and the share issuance proposal. The Quad/Graphics board of directors recommends that Quad/Graphics shareholders vote “FOR” the share issuance proposal.

Recommendation of the LSC Board of Directors (see page 87)

After careful consideration of various factors described in the section entitled “The Merger—LSC’s Reasons for the Merger and Recommendation of LSC’s Board of Directors” beginning on page 87, at a meeting held on October 30, 2018, the LSC board of directors (i) determined that the merger is fair and in the best interests of LSC and its stockholders, (ii) approved and declared advisable the merger agreement, the related voting and support agreement, the merger and the other transactions contemplated by the merger agreement and (iii) recommended adoption of the merger agreement to the stockholders of LSC. Accordingly, the LSC board of directors recommends that LSC stockholders vote (i) “FOR” the merger agreement proposal, (ii) “FOR” the LSC compensation proposal and (iii) “FOR” the LSC adjournment proposal.

Opinion of Quad/Graphics’ Financial Advisor

Quad/Graphics retained J.P. Morgan Securities LLC (which we refer to as “J.P. Morgan”) as its exclusive financial advisor in connection with the transactions contemplated by the merger agreement. J.P. Morgan delivered its oral opinion to the Quad/Graphics board of directors on October 30, 2018, which opinion was subsequently confirmed in a written opinion dated October 30, 2018, that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by J.P. Morgan as set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Quad/Graphics.

The full text of J.P. Morgan’s written opinion, dated October 30, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. Quad/Graphics shareholders should read J.P. Morgan’s opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by J.P. Morgan in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. J.P. Morgan’s opinion was directed to the Quad/Graphics board of directors, in its capacity as such, and addressed only the fairness from a financial point of view to Quad/Graphics of the exchange ratio pursuant to the merger agreement as of the date of such opinion. J.P. Morgan’s opinion did not address any other aspects or implications of the merger. J.P. Morgan’s opinion did not in any manner address the price at which Quad/Graphics class A common stock would trade following the consummation of the merger or at any time, and J.P. Morgan expressed no opinion or recommendation to any Quad/Graphics shareholder or LSC stockholder as to how such holder should vote at the Quad/Graphics or LSC special meetings or whether to take any other action with respect to the merger.

For additional information, see the section entitled “The Merger—Opinion of Quad/Graphics’ Financial Advisor” beginning on page 81 and Annex C.

Opinion of LSC’s Financial Advisor

In connection with the merger, Merrill Lynch, Pierce, Fenner & Smith Incorporated (which we refer to as “BofA Merrill Lynch”), LSC’s financial advisor, delivered to LSC’s board of directors a written opinion, dated October 30, 2018, as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of LSC common stock of the exchange ratio provided for in the merger. The full text of the written opinion, dated October 30, 2018, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex D to this document and is incorporated by reference herein in its entirety. BofA Merrill Lynch provided its opinion to LSC’s board of directors (in its capacity as such) for the benefit and use of LSC’s board of directors in connection with and for purposes of its evaluation of the exchange ratio from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to LSC or in which LSC might engage or as to the underlying business decision of LSC to proceed with or effect the merger. BofA Merrill Lynch’s opinion does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger or any other matter.

For additional information, see the section entitled “The Merger—Opinion of LSC’s Financial Advisor” beginning on page 91 and Annex D.

Interests of LSC’s Executive Officers and Directors in the Merger

In considering the recommendation of the LSC board of directors to vote for the merger agreement proposal, LSC stockholders should be aware that LSC’s executive officers and directors have interests in the merger that are different from, or in addition to, those of LSC stockholders generally. These interests include, among others:

•	The accelerated vesting of certain of LSC’s outstanding equity awards at the effective time of the merger.

•

Mr. Quinlan, LSC’s chief executive officer, is party to an employment agreement with LSC, which provides that, if he experiences a qualifying termination of employment within the two years following the merger, he will be entitled to receive, among other benefits, lump sum cash severance equal to three times the sum of Mr. Quinlan’s base salary and target annual bonus (if Mr. Quinlan executes a customary release), a pro rata bonus for the year of termination, a $75,000 lump sum payment and continuation of benefits until the last day of the second calendar year following the calendar year of his termination. Mr. Quinlan’s employment agreement also provides for post-termination non-competition, non-solicitation and confidentiality restrictive covenants.

•

Each of LSC’s executive officers, other than Mr. Quinlan, has entered into a participation agreement under LSC’s Key Employee Severance Plan (which we collectively refer to as the “participation agreements”), providing for, among other things, benefits upon both a change in control and a subsequent qualifying termination of employment within the two years following the merger. The participation agreements provide for, among other benefits, salary continuation for 24 months (18 months for Mr. Hansen) and payments that in the aggregate equal 200% of the executive officer’s target annual bonus (150% for Mr. Hansen), subject to the execution of a release and agreement to post-termination non-competition, non-solicitation and confidentiality restrictive covenants.

•

For each of LSC’s executive officers, the accelerated payment of a pro-rata portion of their annual bonuses in respect of the fiscal year ending December 31, 2019 upon a termination without “cause” or resignation for “good reason” following the closing of the merger.

•

Mr. Quinlan participates in the LSC supplemental executive retirement plan (which we refer to as the “SERP-B”), which was frozen in 2004. Pursuant to its terms, upon a change in control of LSC, Mr. Quinlan’s accrued benefits under the SERP-B will be payable to him, as he is fully vested in his accrued benefit.

•

Ms. Bettman and Mr. Lane participate in the LSC Deferred Compensation Plan (which we refer to as the “deferred compensation plan”). Depending on the participant’s preexisting election, if a change in control occurs before separation from service and the participant elected to receive the change in control benefit, the account balance shall be paid in a lump sum within 60 days (subject to a six month delay under Section 409A of the Code, if applicable). If the participant did not elect to receive the change in control benefit, the account balance shall remain in the plan. Both Ms. Bettman and Mr. Lane are fully vested in their accounts under the deferred compensation plan.

•

Each of LSC’s executive officers, other than Mr. Hansen, participate in LSC’s supplemental pension plan (which we refer to as the “LSC SERP”). The LSC SERP is frozen and no additional amounts may be contributed. Pursuant to its terms, upon a separation from service within two years of a change in control, the participants will receive a lump sum payment of their accrued benefits after a six month delay. Each of the participating executive officers is fully vested in his or her accrued benefits under the LSC SERP.

•

Immediately after the effective time of the merger, the Quad/Graphics board of directors will increase in size in order to cause two current members of the LSC board of directors mutually agreed by LSC and Quad/Graphics, at the direction of the trustees of the Quad/Graphics voting trust, to be appointed to the Quad/Graphics board of directors.

•	LSC’s executive officers and directors are entitled to continued indemnification and insurance coverage under the merger agreement.

Members of the LSC board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to LSC stockholders that they vote for the merger agreement proposal. For more information, see the section entitled “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger” beginning on page 106. The interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled, “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger—Quantification of Payments and Benefits to LSC’s Named Executive Officers” beginning on page 110.

Interests of Quad/Graphics’ Executive Officers and Directors in the Merger

In considering the recommendation of the Quad/Graphics board of directors with respect to the share issuance proposal, Quad/Graphics shareholders should be aware that the executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of Quad/Graphics shareholders generally.

These interests are described in more detail in the section entitled “The Merger—Interests of Quad/Graphics’ Executive Officers and Directors in the Merger” beginning on page 112.

The members of the Quad/Graphics board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, in approving the merger agreement and in determining to recommend that Quad/Graphics shareholders approve the share issuance proposal.

Regulatory Approvals

Quad/Graphics and LSC intend to seek all required regulatory approvals, including antitrust clearance in the United States and Mexico. Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (which we refer to as the “HSR Act”), and the rules promulgated thereunder, the merger may not be consummated until notification and report forms have been filed with the Federal Trade Commission (which we refer to as the “FTC”) and the Department of Justice (which we refer to as the “DOJ”) and the applicable waiting period (or any extension of such waiting period) has expired or been terminated.

On November 13, 2018, notification and report forms under the HSR Act were filed by each of Quad/Graphics and LSC with the FTC and the DOJ with respect to the merger. On December 13, 2018, Quad/Graphics and LSC each received a request for additional information and documentary material (which we refer to as the “second request”) from the DOJ in connection with the DOJ’s review of the merger. Issuance of the second request extends the waiting period under the HSR Act until 30 days after both Quad/Graphics and LSC have substantially complied with the second request or such later time as the parties may agree with the DOJ, unless the waiting period is terminated earlier by the DOJ. Quad/Graphics and LSC will continue to cooperate fully with the DOJ as it reviews the merger.

Neither Quad/Graphics nor LSC is aware of any material governmental approvals or actions that are required for consummation of the merger other than as described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

For additional information, see the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions” beginning on page 139.

Certain Indebtedness of Quad/Graphics and LSC (see page 115)

Quad/Graphics is party to a revolving credit and term loan agreement (which we refer to as the “Quad/Graphics credit facility”), that includes a $375 million term loan A maturing in January 2021, a $300 million term loan B maturing in April 2021 and a $725 million revolving credit facility maturing in January 2021.

LSC is party to a credit agreement (which we refer to as the “LSC credit facility”), that includes a $375 million term loan B maturing in September 2022 and a $400 million revolving credit facility. LSC has also issued $450 million aggregate principal amount of 8.750% Senior Secured Notes due 2023 (which we refer to as the “LSC senior notes”).

Upon or prior to the closing date of the merger, Quad/Graphics will amend the Quad/Graphics credit facility to increase the aggregate principal amount of loans available thereunder. Quad/Graphics intends that the loans available under the amended Quad/Graphics credit facility will be used to repay, refinance, repurchase, redeem, exchange or otherwise terminate LSC’s existing indebtedness prior to, in connection with or following the consummation of the merger, and to pay transaction expenses.

Transaction Litigation (see page 116)

Three substantially similar actions have been filed by an alleged LSC stockholder against some or all of LSC, the directors of LSC, Quad/Graphics and merger sub. On December 21, 2018, an action captioned Joe Waters v. LSC, et al., No. 1:18-cv-08419, was filed in the U.S. District Court for the Northern District of Illinois against LSC, the directors of LSC, Quad/Graphics and merger sub on behalf of a putative class of LSC stockholders. On January 2, 2019, an action captioned David Wefer v. LSC, et al., No. 1:19-cv-00007, was filed in the U.S. District Court for the Southern District of New York against LSC and the directors of LSC. On January 7, 2019, an action captioned Patrick Plumley v. LSC, et al., No. 1:19-cv-00030-UNA, was filed in the U.S. District Court for the District of Delaware against LSC, the directors of LSC, Quad/Graphics and merger sub on behalf of a putative class of LSC stockholders. The lawsuits include similar allegations challenging the adequacy or completeness of the disclosures to LSC stockholders made in the initial version of this joint proxy statement/prospectus filed on December 11, 2018 regarding the merger, and the complaints assert claims under Section 14(a) and 20(a) of the Exchange Act against some or all of LSC, the members of the LSC board and Quad/Graphics. The complaints allege, among other things, that the initial version of this joint proxy statement/prospectus filed on December 11, 2018 misstated or omitted material information regarding the financial projections prepared by LSC management, the value of shares of LSC common stock and the financial analyses performed by LSC’s financial advisor and the sales process leading up to the merger. The complaints seek injunctive relief, including to enjoin the merger, damages in the event the merger is consummated and an award of attorneys’ fees, in addition to other relief.

Additional lawsuits arising out of the merger may be filed in the future. There can be no assurance that any of the defendants will be successful in the outcome of the pending or any potential future lawsuits. A preliminary injunction could delay or jeopardize the consummation of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the consummation of the merger. LSC and Quad/Graphics believe that the lawsuits are without merit and intend to defend vigorously against them and any other lawsuits challenging the merger.

For more information, see “The Merger—Transaction Litigation,” beginning on page 116.

Voting and Support Agreement (see page 150)

Concurrently with the execution of the merger agreement, LSC and the trustees of the Quad/Graphics voting trust entered into the voting and support agreement, which is attached to this joint proxy statement/prospectus as

Annex B and incorporated by reference in its entirety. As of the date of the voting and support agreement, the trustees of the Quad/Graphics voting trust had, directly or indirectly, the right to vote 10,046 shares of Quad/Graphics class A common stock and 12,574,255 shares of Quad/Graphics class B common stock, representing approximately 72.5% of Quad/Graphics total voting power. Pursuant to the voting and support agreement, each trustee of the Quad/Graphics voting trust has agreed that they will appear at any shareholder meeting relating to the matters below, or cause the shares held by the Quad/Graphics voting trust to otherwise be counted as present for purposes of calculating a quorum, and vote (or cause to be voted) Quad/Graphics shares held by the Quad/Graphics voting trust in favor of the share issuance proposal and against any alternative acquisition involving Quad/Graphics (other than the merger) or other action or agreement that would reasonably be expected to breach the obligations of Quad/Graphics in the merger agreement or the trustees in the voting and support agreement or impede, delay or adversely affect the merger, the share issuance proposal or the other transactions contemplated by the merger agreement. The voting and support agreement will terminate upon the earliest to occur of the effective time of the merger and the termination of the merger agreement.

Key Provisions of the Merger Agreement (see page 121)

Closing and Effective Time of the Merger

Unless otherwise mutually agreed to in writing between Quad/Graphics and LSC, the closing of the merger will take place at 7:00 a.m. Central Time on the second business day following the day on which the last to be satisfied of the conditions to the consummation of the merger, described in the section entitled “The Merger Agreement—Conditions to the Consummation of the Merger” beginning on page 144, has been satisfied or waived (other than those conditions that by their nature must be satisfied or, to the extent permitted, waived at the closing of the merger, but subject to the satisfaction or waiver of such conditions).

Assuming timely satisfaction of the necessary closing conditions, the parties currently expect the closing of the merger to occur mid-2019. The merger will become effective at the time when the certificate of merger for the merger has been duly filed with the Secretary of State of the State of Delaware, or such later time as agreed upon in writing by Quad/Graphics and LSC and specified in the certificate of merger.

Non-Solicitation by LSC

As more fully described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation” beginning on page 135 and in the merger agreement, and subject to the exceptions described below and in the merger agreement, LSC has agreed not to, and to cause its representatives not to, among other things, directly or indirectly:

•

solicit, initiate, make, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an “acquisition proposal” (as described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Definition of Acquisition Proposal” beginning on page 136);

•

engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding, furnish to any third party non-public information or provide to any third party access to the businesses, properties, assets or personnel of LSC or any of its subsidiaries, relating to, or as would reasonably be expected to lead to, an acquisition proposal;

•

enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement, contract, commitment or agreement in principle or other similar agreement relating to, or that would reasonably be expected to lead to, an acquisition proposal (other than certain confidentiality agreements);

•	take any action to make the provisions of any takeover law inapplicable to any transactions contemplated by an acquisition proposal; or

•	propose publicly or agree to do any of the foregoing.

LSC Restrictions on Changes of Recommendation

Subject to certain exceptions described below, LSC and the LSC board of directors (and each committee thereof) may not:

•

withhold, fail to include in (or remove from) this joint proxy statement/prospectus, withdraw, adversely qualify or modify (or resolve, determine or propose publicly to withhold, fail to include in (or remove from) this joint proxy statement/prospectus, withdraw, adversely qualify or modify) its recommendation that LSC stockholders approve the merger agreement proposal;

•

adopt, approve, recommend, submit to stockholders or declare advisable (or resolve, determine or propose publicly to adopt, approve, recommend, submit to stockholders or declare advisable) any acquisition proposal, including any superior proposal (as described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Definition of Superior Proposal” beginning on page 138); or

•

execute or enter into, or propose publicly to execute or enter into, any letter of intent, memorandum of understanding, acquisition agreement, merger agreement, contract, commitment or agreement in principle or other similar agreement relating to, or that would reasonably be expected to lead to, an acquisition proposal (other than certain confidentiality agreements).

The taking of any of the actions described in any of the first two bullets above we refer to as a “company adverse change recommendation”.

LSC: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal

At any time prior to the time that the merger agreement proposal has been approved by LSC stockholders, the LSC board of directors may, in response to a superior proposal received by LSC after the date of the merger agreement, make a company adverse change recommendation in connection therewith and/or terminate the merger agreement, take action to make provisions of any takeover law inapplicable to any transactions contemplated by the acquisition proposal, pay the required termination fee under the merger agreement and enter into a definitive agreement with respect to such superior proposal, provided that the foregoing actions may only be taken if:

•	LSC receives a bona fide acquisition proposal that did not result from a material breach of the no-shop provisions of the merger agreement;

•

the LSC board of directors determines in good faith, after consultation with LSC’s financial advisor and LSC’s outside legal counsel, that such acquisition proposal constitutes a superior proposal, and after consultation with LSC’s outside legal counsel, that the failure to take such action with respect to such superior proposal would be inconsistent with the fiduciary duties of the LSC board of directors under applicable law;

•

Quad/Graphics received from LSC prior written notice of LSC’s express intention to approve or recommend or enter into a definitive agreement with respect to the superior proposal at least five business days prior to the date of such approval, recommendation or entry; and

•	LSC complied with the match right obligations under the merger agreement, which are described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of

Recommendation—LSC: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal” beginning on page 137.

Conditions to the Consummation of the Merger

Under the merger agreement, the respective obligations of Quad/Graphics, LSC and merger sub to consummate the merger are subject to the satisfaction or waiver at or prior to the effective time of the merger of the following conditions:

•

Quad/Graphics Shareholder Approval. The share issuance proposal must have been approved by the affirmative vote of a majority of votes cast by Quad/Graphics shareholders present in person or by proxy at the Quad/Graphics special meeting and entitled to vote on the proposal.

•

LSC Stockholder Approval. The merger agreement proposal must have been approved by holders of a majority of the outstanding shares of LSC common stock entitled to vote thereon at the LSC special meeting.

•

Regulatory Consents. The waiting period under the HSR Act and any other required regulatory approvals, including Mexico antitrust approval, applicable to the consummation of the merger and the other transactions contemplated by the merger agreement must have expired or been terminated, and any authorizations, consents, orders, approvals, filings and declarations under other antitrust laws must have been obtained as outlined in the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions” beginning on page 139.

•

Statutes. No law has been enacted or promulgated by any governmental body of competent jurisdiction that remains in effect that precludes, restrains, enjoins or otherwise prohibits the consummation of the merger or the other transactions contemplated by the merger agreement.

•

Injunctions. There must not be any order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental body or arbitrator that is binding upon or applicable to any person or its property that in effect precludes, restrains, enjoins or otherwise prohibits the consummation of the merger and the other transactions contemplated by the merger agreement.

•

S-4 Registration Statement. The registration statement of which this joint proxy statement/prospectus forms a part must have become effective under the Securities Act and must not be the subject of any stop order issued by the SEC or any pending proceedings initiated by the SEC seeking such a stop order.

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Listing of Quad/Graphics Class A Common Stock. The shares of Quad/Graphics class A common stock issuable to LSC stockholders pursuant to the merger agreement must have been approved for listing on the NYSE, subject to official notice of issuance.

Under the merger agreement, the obligations of Quad/Graphics and merger sub to consummate the merger are subject to the satisfaction or waiver of the following additional conditions:

•

certain representations and warranties of LSC regarding due organization and validity of existence; corporate authority; the inapplicability of certain anti-takeover laws, approval and fairness, and the absence of other financial advisors must be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•

certain representations and warranties of LSC and its subsidiaries regarding capitalization must be true and correct as of the date of the merger agreement and the closing date of the merger as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will only be required to be so true and correct as of such other date), except for any de minimis inaccuracies in the aggregate in amount or effect;

•

certain representations and warranties of LSC and its subsidiaries regarding the absence of certain changes must be true and correct as of the date of the merger agreement and the closing of the merger as though made on and as of such date and time;

•

the other representations and warranties of LSC and its subsidiaries must be true and correct, without regard to materiality, a company material adverse effect, or similar qualifiers, as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had or would not reasonably be expected to have a company material adverse effect (as described in the section entitled “The Merger Agreement—Representations and Warranties” beginning on page 126);

•

LSC must have performed and complied with in all material respects all of its agreements and covenants contained in the merger agreement required to be performed or complied with at or prior to the closing of the merger; and

•

Quad/Graphics must have received a certificate signed by the chief executive officer of LSC, dated as of the closing date of the merger, to the effect that the foregoing closing conditions have been satisfied.

Under the merger agreement, the obligation of LSC to consummate the merger is subject to the satisfaction or waiver of the following additional conditions:

•

certain representations and warranties of Quad/Graphics and merger sub regarding due organization and validity of existence; corporate authority; approval and fairness, the inapplicability of certain anti-takeover laws, and broker’s and finder’s fees must be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•

certain representations and warranties of Quad/Graphics and merger sub regarding capitalization must be true and correct as of the date of the merger agreement and the closing date of the merger as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will only be required to be so true and correct as of such other date), except for any de minimis inaccuracies in the aggregate in amount or effect;

•

certain representations and warranties of Quad/Graphics and merger sub regarding the absence of certain changes must be true and correct as of the date of the merger agreement and the closing of the merger as though made on and as of such date and time;

•

the other representations and warranties of Quad/Graphics and merger sub must be true and correct, without regard to materiality, a parent material adverse effect, or similar qualifiers, as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had or would not reasonably be expected to have a parent material adverse effect (as described in the section entitled “The Merger Agreement—Representations and Warranties” beginning on page 126);

•

Quad/Graphics and merger sub must have performed and complied with in all material respects all of their respective agreements and covenants in the merger agreement required to be performed or complied with by them at or prior to the closing of the merger; and

•

LSC must have received a certificate signed by the chief executive officer of Quad/Graphics, dated as of the closing date of the merger, to the effect that the foregoing closing conditions have been satisfied.

Termination

Quad/Graphics and LSC may terminate the merger agreement and abandon the merger at any time prior to the effective time of the merger by mutual written consent of Quad/Graphics and LSC by action of their respective board of directors.

The merger agreement may also be terminated by either Quad/Graphics or LSC at any time prior to the effective time of the merger in any of the following situations so long as the material breach of the terminating party of its obligations under the merger agreement has not been the proximate cause of the failure of such condition to the consummation of the merger or the failure of the consummation of the merger to occur:

•

any law or order permanently restraining, enjoining or otherwise prohibiting the consummation of the merger becomes final and non-appealable (which we refer to as a “regulatory approval termination event”);

•

the LSC special meeting is held and the LSC stockholders do not approve the merger agreement proposal at such meeting or at any permitted adjournment or postponement of such meeting (which we refer to as an “LSC stockholder approval termination event”);

•

the Quad/Graphics special meeting is held and the Quad/Graphics shareholders do not approve the share issuance proposal at such meeting or at any permitted adjournment or postponement of such meeting (which we refer to as a “Quad/Graphics shareholder approval termination event”); or

•	the consummation of the merger does not occur by October 30, 2019 (which we refer to as an “end date termination event”).

In addition, the merger agreement may be terminated by Quad/Graphics:

•	prior to the time the LSC stockholders approve the merger agreement proposal, if any of the following occurs (each of which we refer to as an “LSC board recommendation termination event”):

•	a company adverse change recommendation is effected;

•

LSC has failed to publicly reaffirm its recommendation in favor of the merger agreement proposal within 10 business days after the commencement of any acquisition proposal that is a tender offer or exchange offer;

•

LSC has materially breached its “no-shop” or “board recommendation” covenants and such breach is not curable or, if curable, is not cured within the earlier of (i) 10 calendar days after written notice of the breach is given by Quad/Graphics to LSC and (ii) the fifth business day prior to October 30, 2019; or

•

prior to the effective time of the merger, if there is a breach by LSC of any representation or warranty or failure to perform or comply with any covenant or obligation contained in the merger agreement, such that the condition to closing described above relating to the accuracy of the representations and warranties of LSC or LSC’s compliance with or performance of the covenants or agreements of LSC would not be satisfied, and such breach or condition is not curable, or, if curable, is not cured by LSC prior to the earlier of 30 days after written notice thereof is given by Quad/Graphics to LSC and the second business day prior to October 30, 2019 (which we refer to as the “LSC breach termination event”), unless there is also a Quad/Graphics breach termination event (as defined below) in effect at such time.

Further, the merger agreement may be terminated by LSC:

•

prior to the effective time of the merger, if Quad/Graphics has failed to take a vote of the shareholders of Quad/Graphics on the share issuance proposal at least five business days prior to October 30, 2019, or Quad/Graphics is in breach of its obligation to submit the share issuance proposal at the Quad/Graphics special meeting, provided, however, that the right to terminate the merger agreement under this bullet is not available if a material breach of LSC’s obligations under the merger agreement was the proximate cause of the failure to obtain approval of the share issuance proposal;

•

prior to the effective time of the merger, if there is a breach by Quad/Graphics or merger sub of any representation or warranty or failure to perform or comply with any covenant or obligation contained in the merger agreement, such that the condition to closing described above relating to the accuracy of the representations and warranties of Quad/Graphics and merger sub or Quad/Graphics’ compliance with or performance of the covenants or agreements of Quad/Graphics or merger sub would not be satisfied, and such breach or condition is not curable, or, if curable, is not cured by Quad/Graphics or merger sub prior to the earlier of 30 days after written notice thereof is given by LSC to Quad/Graphics and the second business day prior to October 30, 2019 (which we refer to as the “Quad/Graphics breach termination event”), unless there is also a LSC breach termination event in effect at such time; or

•

prior to the time the approval of the merger agreement proposal by LSC stockholders is obtained, to enter into a definitive acquisition agreement providing for the consummation of a superior proposal in accordance with the merger agreement.

Termination Fees

Termination Fees Payable by LSC

The merger agreement requires LSC to pay Quad/Graphics a termination fee of $12.5 million (which we refer to as the “termination fee”), and requires LSC to reimburse Quad/Graphics for all documented and reasonable out-of-pocket expenses incurred by Quad/Graphics or merger sub in connection with the merger agreement and the transactions contemplated by the merger agreement, in an amount not to exceed $2,000,000, if:

•	Quad/Graphics terminates the merger agreement due to an LSC board recommendation termination event;

•

LSC terminates the merger agreement, prior to the time the approval of the merger agreement proposal by LSC stockholders is obtained, to enter into a definitive acquisition agreement providing for the consummation of a superior proposal in accordance with the merger agreement; or

•

(i) Quad/Graphics or LSC terminates the merger agreement because there has been an LSC stockholder approval termination event or an LSC breach termination event (as a result of a material breach of the “no-shop” or “board recommendation” covenants), (ii) after October 30, 2018 and at or prior to the time of the termination of the merger agreement, an acquisition proposal was publicly announced after October 30, 2018 and not unconditionally withdrawn, and (iii) within 12 months after such termination, LSC or any subsidiary of LSC consummates an acquisition proposal or enters into a definitive agreement to effect an acquisition proposal (in each case, substituting “50%” for “15%” in the definition of acquisition proposal for these purposes), provided, that no termination fee will be payable pursuant to this bullet point if Quad/Graphics would be or is required to pay the “regulatory approval reverse termination fee” (as defined below).

LSC will not be required to pay the termination fee on more than one occasion.

Termination Fees Payable by Quad/Graphics

The merger agreement requires Quad/Graphics to pay LSC a termination fee of $45 million (which we refer to as the “regulatory approval reverse termination fee”), if:

•

Quad/Graphics or LSC terminates the merger agreement because there has been a regulatory approval termination event due to a governmental body having enacted an order with respect to any of the HSR Act or Mexico antitrust approval or an end date termination event; or

•	LSC terminates the merger agreement due to a Quad/Graphics breach termination event as a result of any material breach by Quad/Graphics of certain covenants related to regulatory consents;

provided that, in each case, at the time of such termination certain required conditions to the closing of the merger relating to the regulatory consents and injunctions have not been satisfied.

Expenses

Except as otherwise provided in the merger agreement, all fees and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, whether or not the merger is consummated.

Material U.S. Federal Income Tax Consequences (see page 117)

Quad/Graphics and LSC intend to take the position that the merger is characterized as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes. Assuming that the merger is so characterized, U.S. holders of shares of LSC common stock generally will not recognize any U.S. federal income tax gain or loss upon receipt of shares of Quad/Graphics class A common stock in exchange for shares of LSC common stock in the merger, except that gain or loss will be recognized with respect to any cash received in lieu of a fractional share of Quad/Graphics class A common stock. The U.S. federal income tax consequences of the merger are discussed in more detail in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 117. The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger that may vary with, or are dependent on, individual circumstances. In addition, the discussion does not address the effects of any foreign, state or local tax laws.

No Appraisal/Dissenters’ Rights (see page 119)

Because shares of LSC common stock are listed on the NYSE and holders of shares of LSC common stock are not required to receive consideration other than shares of Quad/Graphics class A common stock, which are listed on the NYSE, and cash in lieu of fractional shares, in the merger, holders of LSC common stock are not entitled to exercise appraisal or dissenters’ rights under Delaware law in connection with the merger.

No appraisal or dissenters’ rights are available to Quad/Graphics shareholders in connection with the transactions contemplated by the merger agreement.

Comparison of Shareholder Rights

The rights of LSC stockholders who receive shares of Quad/Graphics class A common stock in the merger will be governed by Quad/Graphics’ amended and restated articles of incorporation and amended bylaws, rather than by LSC’s amended and restated certificate of incorporation and amended and restated by-laws. As a result, LSC stockholders will have different rights once they become Quad/Graphics shareholders due to the differences in the organizational documents of LSC and Quad/Graphics. The key differences are described in the section entitled “Comparison of the Rights of Quad/Graphics Shareholders and LSC Stockholders” beginning on page 183.

QUAD/GRAPHICS SELECTED HISTORICAL FINANCIAL INFORMATION

The following table presents selected historical consolidated financial data for Quad/Graphics as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 and the nine months ended September 30, 2018 and 2017. The consolidated financial data for each of the years ended December 31, 2017, 2016 and 2015, and as of December 31, 2017 and 2016 have been derived from Quad/Graphics’ selected financial data and audited consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated by reference herein in its entirety. The selected historical consolidated financial data of Quad/Graphics for each of the years ended December 31, 2014 and 2013 and as of December 31, 2015, 2014 and 2013 have been derived from Quad/Graphics’ selected financial data and audited consolidated financial statements for such years, which have not been incorporated by reference herein. The selected historical consolidated financial data of Quad/Graphics as of September 30, 2017 have been derived from Quad/Graphics’ selected financial data and unaudited consolidated financial statements for such period, which has not been incorporated by reference herein. The selected historical consolidated financial data of Quad/Graphics for the nine months ended September 30, 2018 and 2017 and as of September 30, 2018 have been derived from Quad/Graphics’ unaudited interim consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, which is incorporated by reference herein in its entirety.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Quad/Graphics nor does it include the effects of the merger. This summary should be read together with the other information contained in Quad/Graphics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quad/Graphics’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 200.

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2018(3)	2017(4)	2017(4)	2016	2015(2)	2014	2013
	(in millions, except per share data)
Consolidated Statements of Operations Data:
Net sales	$3,012.1	$2,967.2	$4,131.4	$4,329.5	$4,597.1	$4,777.6	$4,712.7
Operating income (loss)(1)	68.6	127.9	155.3	117.3	(838.0)	125.3	132.8
Net earnings (loss) attributable to Quad/Graphics common shareholders	29.3	51.9	107.2	44.9	(641.9)	18.6	32.5
Earnings (loss) per diluted share attributable to Quad/Graphics common shareholders	0.57	1.01	2.07	0.90	(13.40)	0.38	0.65

Consolidated Balance Sheets Data:
Total assets	$2,533.8	$2,477.4	$2,452.4	$2,570.1	$2,847.5	$4,008.8	$4,103.6
Long-term debt and capital lease obligations (excluding current portion)	1,027.0	981.2	917.2	1,038.7	1,249.6	1,309.4	1,258.2

Other Financial Data:
Dividends per share of common stock	$0.90	$0.90	$1.20	$1.20	$1.20	$1.20	$1.20

(1)	Operating income (loss) for all previously reported periods reflects the unaudited January 1, 2018 retrospective adoption of ASU 2017-07, which requires certain components of net pension income to be excluded from operating income (loss) and to be presented elsewhere in the statement of operations. See Note 1 to the condensed consolidated financial statements on Quad/Graphics’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 for further information.
(2)	Goodwill impairment charges of $808.3 million ($542.4 million, net of tax) were recorded during the year ended December 31, 2015.
(3)

The statement of operations data includes the operating results from Ivie & Associates and Rise Interactive from the dates of their acquisition or increased investment, respectively, in 2018. On January 1, 2018, Quad/Graphics adopted Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“Topic 606”), which provides revised guidance on recognizing revenue from contracts with customers. Quad/Graphics adopted Topic 606 using the modified retrospective approach and applied the guidance to those contracts which were not completed as of January 1, 2018. This means that Topic 606 has been applied to the 2018 financial statements going forward, but that prior period financial statements reflect the revenue recognition standard of Topic 605, Revenue from Contracts with Customers.

(4)	The statement of operations data includes the operating results from QuadTech, Inc. through the date of its divestiture in 2017.

LSC SELECTED HISTORICAL FINANCIAL INFORMATION

The following table presents selected historical consolidated and combined financial data for LSC as of and for the years ended December 31, 2017, 2016 and 2015. The consolidated and combined financial data for each of the years ended December 31, 2017, 2016 and 2015, and as of December 31, 2017 and 2016 have been derived from LSC’s selected financial data and audited consolidated and combined financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (except for items 1, 7 and 15 which were recast in its Current Report on Form 8-K filed with the SEC on December 11, 2018), which are incorporated by reference herein in their entirety. The selected historical combined financial data of LSC as of December 31, 2015 have been derived from LSC’s selected financial data and audited consolidated and combined financial statements for the year ended December 31, 2016, which has not been incorporated by reference herein. The selected historical consolidated financial data of LSC as of September 30, 2017 has been derived from LSC’s selected financial data and unaudited consolidated financial statements for such period, which has not been incorporated by reference herein. The selected historical consolidated financial data of LSC for the nine months ended September 30, 2018 and 2017 and as of September 30, 2018 have been derived from LSC’s unaudited interim consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, which is incorporated by reference herein in its entirety.

The selected historical financial data reflects the consolidated and combined position of LSC as an independent, publicly-traded company for periods on or after its separation from R.R. Donnelley & Sons Company (which we refer to as “RRD”) on October 1, 2016. Selected financial data for periods prior to October 1, 2016 reflect the combined historical business and operations of LSC as it was historically managed as part of RRD, and have been prepared on a “carve-out” basis for the purpose of presenting LSC’s historical financial condition and results of operations.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of LSC nor does it include the effects of the merger. This summary should be read together with the other information contained in LSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (except for items 1,7 and 15 which were recast in its Current Report on Form 8-K filed with the SEC on December 11, 2018) and LSC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 200.

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2018(2)	2017(3)	2017(3)	2016	2015	2014	2013
	(in millions, except per share data)
Consolidated Statements of Operations Data:
Net sales	$2,886.7	$2,604.5	$3,602.5	$3,653.9	$3,742.9	$3,853.4	$3,741.0
Operating income (loss)(1)	52.7	(4.2)	(18.8)	130.2	105.1	46.2	121.2
Net earnings (loss) attributable to LSC common stockholders	(7.0)	1.2	(56.9)	105.6	73.6	58.0	94.5
Earnings (loss) per diluted share attributable to LSC common stockholders	(0.21)	0.03	(1.69)	3.23	2.27	1.79	2.91

Consolidated Balance Sheets Data:
Total assets	$1,972.3	$2,072.9	$2,013.8	$1,952.2	$2,011.1	$1,869.1	$2,035.0
Long-term debt and capital lease obligations (excluding current portion)	669.8	706.6	698.9	742.3	2.5	0.1	—

Other Financial Data:
Dividends per share of common stock	$0.78	$0.75	$1.00	$0.25	$—	$—	$—

(1)

Operating income (loss) for all previously reported periods reflects the unaudited January 1, 2018 retrospective adoption of ASU 2017-07, which requires certain components of net pension income to be excluded from operating income (loss) and to be presented elsewhere in the statement of operations. See Note 1 to the condensed consolidated financial statements on LSC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 for further information.

(2)

The statement of operations data includes the operating results from LSC’s European printing business and the operations of LSC’s retail offset printing facilities through the dates of their divestitures in 2018, and includes the operating results from RRD’s Print Logistics business from the date of its acquisition in 2018. On January 1, 2018, LSC adopted Topic 606, which provides revised guidance on recognizing revenue from contracts with customers. LSC adopted Topic 606 using the modified retrospective approach and applied the guidance to those contracts which were not completed as of January 1, 2018. This means that Topic 606 has been applied to the 2018 financial statements going forward, but that prior period financial statements reflect the revenue recognition standard of Topic 605, Revenue from Contracts with Customers.

(3)

The statement of operations data includes the operating results from LSC’s acquisitions of HudsonYards Studios, LLC, Fairrington Transportation Corp., F.T.C. Transport, Inc. and F.T.C. Services, Inc., CREEL Printing, LLC, NECI, LLC, Publishers Press, LLC, Quality Park, and The Clark Group, Inc. from the dates of their acquisitions in 2017.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined balance sheet data gives effect to the proposed merger as if it had occurred on September 30, 2018 while the unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2017 and the nine months ended September 30, 2018 is presented as if the merger had occurred on January 1, 2017. The following selected unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what Quad/Graphics’ financial position or results of operations actually would have been had the merger occurred as of the dates indicated. In addition, the selected unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of Quad/Graphics following the merger. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 37. Furthermore, the selected unaudited pro forma condensed combined financial information does not reflect the effect of the annualized net synergies that may result from the merger. The selected unaudited pro forma condensed combined statement of operations information also includes adjustments needed to present Quad/Graphics’ and LSC’s combined results as if certain acquisitions and divestitures that occurred during the periods were consummated on January 1, 2017. The following selected unaudited pro forma condensed combined financial information should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 151 and the related notes included in this joint proxy statement/prospectus.

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
	(in millions, except per share data)
Statement of operations information
Total net sales	$5,793.5	$8,113.0
Operating income	109.2	154.9
Net earnings (loss) attributable to Quad/Graphics and LSC common shareholders	62.2	76.1
Earnings (loss) per share attributable to Quad/Graphics and LSC common shareholders
Basic	$0.87	$1.07
Diluted	$0.85	$1.04
Weighted average number of common shares outstanding
Basic	71.6	71.2
Diluted	73.4	73.4

As of September 30, 2018 (in millions)
Balance sheet information
Cash and cash equivalents	$29.7
Total assets	4,607.5
Long-term debt, unsecured notes to be issued and capital lease obligations (excluding current portion)	2,069.5
Total liabilities	3,921.6

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA

COMBINED PER SHARE INFORMATION

The following table presents Quad/Graphics’ and LSC’s historical and pro forma per share data for the nine months ended September 30, 2018 and the year ended December 31, 2017. The pro forma per share data for the nine months ended September 30, 2018 and the year ended December 31, 2017 is presented as if the merger had been consummated on January 1, 2017. This information should be read together with the historical consolidated (and combined for LSC) financial statements and related notes of Quad/Graphics and LSC, filed by each with the SEC, and incorporated by reference in this joint proxy statement/prospectus, and with the unaudited pro forma combined financial statements included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 151.

The unaudited pro forma combined per share information does not purport to represent what the actual results of operations of Quad/Graphics and LSC would have been had the companies been combined during the periods presented or to project Quad/Graphics’ and LSC’s results of operations that may be achieved after the consummation of the merger.

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
	(in millions, except per share data)
Unaudited pro forma combined
Earnings (loss) per share attributable to Quad/Graphics and LSC common shareholders
Basic	$0.87	$1.07
Diluted	0.85	1.04
Dividends declared per common share	0.90	1.20
Book value per common share	11.06	N/A

Unaudited pro forma combined equivalent(a)
Earnings (loss) per share attributable to Quad/Graphics and LSC common shareholders
Basic	$0.54	$0.67
Diluted	0.53	0.65
Dividends declared per common share	0.56	0.75
Book value per common share	11.06	N/A

Quad/Graphics—historical
Earnings (loss) per share attributable to Quad/Graphics common shareholders
Basic	0.59	2.16
Diluted	0.57	2.07
Dividends declared per common share	0.90	1.20
Book value per common share	9.93	10.05

LSC—historical
Earnings (loss) per share attributable to LSC common shareholders
Basic	(0.21)	(1.69)
Diluted	(0.21)	(1.69)
Dividends declared per common share	0.78	1.00
Book value per common share	6.64	7.19

(a) determined using the pro forma combined per share data multiplied by 0.625 (the exchange ratio).

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Quad/Graphics Market Price and Dividend Information

Quad/Graphics class A common stock is listed on the NYSE under the symbol “QUAD.” The following table sets forth the intraday high and low prices per share for Quad/Graphics class A common stock for the periods indicated and the cash dividends per share declared with respect to Quad/Graphics class A common stock in the periods indicated, in each case rounded to the nearest whole cent. Any determination to pay dividends in the future will be at the discretion of the Quad/Graphics board of directors and will depend upon its results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, rule or regulation, business and investment strategy, and other factors that the Quad/Graphics board of directors deems relevant. Quad/Graphics’ fiscal year ends on December 31.

	High ($)	Low ($)	Dividend ($)
2016:
First Quarter	13.89	7.32	.30
Second Quarter	23.29	11.83	.30
Third Quarter	29.50	22.63	.30
Fourth Quarter	28.64	22.76	.30
2017:
First Quarter	28.40	21.33	.30
Second Quarter	29.04	21.54	.30
Third Quarter	23.61	18.16	.30
Fourth Quarter	24.04	20.80	.30
2018:
First Quarter	31.29	19.56	.30
Second Quarter	26.30	17.73	.30
Third Quarter	24.93	19.71	.30
Fourth Quarter	21.08	11.56	.30
2019:
First Quarter (through Jan. 7)	13.43	11.78	—

Quad/Graphics class B common stock is held by certain members of the Quadracci family or trusts for their benefit (and can only be voluntarily transferred to Quad/Graphics or to a member of the Quadracci “family group,” as defined in the Quad/Graphics’ amended and restated articles of incorporation). There is no public trading market for the Quad/Graphics class B common stock.

LSC Market Price and Dividend Information

LSC common stock is listed on the NYSE under the symbol “LKSD.” The following table sets forth the intraday high and low prices per share for LSC common stock for the periods indicated and the cash dividends per share declared with respect to LSC common stock in the periods indicated, in each case rounded to the nearest whole cent. LSC’s fiscal year ends on December 31.

	High ($)	Low ($)	Dividend ($)
2016:
Third Quarter (Sept. 28 through Sept. 30)	—	—	—
Fourth Quarter	36.89	17.00	.25
2017:
First Quarter	30.10	20.44	.25
Second Quarter	26.73	20.19	.25
Third Quarter	21.95	15.05	.25
Fourth Quarter	18.00	13.72	.25
2018:
First Quarter	18.64	11.79	.26
Second Quarter	18.17	11.58	.26
Third Quarter	16.46	10.64	.26
Fourth Quarter	11.52	6.60	.26
2019:
First Quarter (through Jan. 7)	7.99	6.82	—

On October 30, 2018, the last trading day before the public announcement of the signing of the merger agreement, the closing sale price of Quad/Graphics class A common stock was $18.25 and the closing sale price per share of LSC common stock was $8.49, in each case on the NYSE. On October 31, 2018, the trading day on which the public announcement of the signing of the merger agreement was made, the closing sale price of Quad/Graphics class A common stock was $15.43 and the closing sale price per share of LSC common stock was $9.43, in each case on the NYSE. On January 7, 2019, the latest practicable date before the date of this joint proxy statement/prospectus, the closing sale price per share of Quad/Graphics class A common stock was $13.31 and the closing sale price per share of LSC common stock was $7.91, in each case on the NYSE.

The table below sets forth the equivalent market value per share of LSC common stock on October 30, 2018, October 31, 2018 and January 7, 2019, as determined by multiplying the closing prices of shares of Quad/Graphics class A common stock on those dates by the exchange ratio. Although the exchange ratio is fixed, the market prices of Quad/Graphics class A common stock and LSC common stock will fluctuate before the special meetings and before the merger is consummated. The market value of the merger consideration ultimately received by LSC stockholders will depend on the closing price of Quad/Graphics class A common stock on the day such stockholders receive their shares of Quad/Graphics class A common stock.

	Quad/Graphics Class A Common Stock ($)	LSC Common Stock ($)	Equivalent Per Share of LSC Common Stock ($)
October 30, 2018	18.25	8.49	11.41
October 31, 2018	15.43	9.43	9.64
January 7, 2019	13.31	7.91	8.32

RISK FACTORS

Quad/Graphics shareholders and LSC stockholders should carefully consider the following factors, in addition to those factors discussed elsewhere herein and in the documents that Quad/Graphics and/or LSC have filed with the SEC and which have been incorporated by reference into this joint proxy statement/prospectus and the other information in this joint proxy statement/prospectus, before voting at their respective special meetings.

Risks Relating to the Merger

Because the exchange ratio is fixed and because the market price of Quad/Graphics class A common stock may fluctuate, LSC stockholders cannot be certain of the precise value of the merger consideration they may receive.

Under the terms of the merger agreement, at the time the merger is consummated, each eligible share of LSC common stock will be converted into the right to receive 0.625 shares of Quad/Graphics class A common stock, subject to adjustment for any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization. The exchange ratio will not be adjusted for changes in the market price of Quad/Graphics class A common stock or LSC common stock prior to the consummation of the merger. If the merger is consummated, there will be a time lapse between each of the date of this joint proxy statement/prospectus, the dates on which LSC stockholders vote to approve the merger agreement proposal at the LSC special meeting and Quad/Graphics shareholders vote to approve the share issuance proposal at the Quad/Graphics special meeting, and the date on which LSC stockholders entitled to receive the merger consideration actually receive the merger consideration. The market value of shares of Quad/Graphics class A common stock may fluctuate during and after these periods as a result of a variety of factors, including general market and economic conditions, changes in Quad/Graphics’ businesses, operations and prospects and regulatory considerations. Such factors are difficult to predict and in many cases may be beyond the control of Quad/Graphics and LSC. Consequently, at the time LSC stockholders must decide whether to approve the merger agreement proposal, they will not know the actual market value of any merger consideration they will receive when the merger is consummated. The actual value of any merger consideration received by LSC stockholders at the consummation of the merger will depend on the market value of the shares of Quad/Graphics class A common stock at that time. This market value may differ, possibly materially, from the market value of shares of Quad/Graphics class A common stock at the time the merger agreement was entered into or at any other time. LSC stockholders should obtain current stock quotations for shares of Quad/Graphics class A common stock before voting their shares of LSC common stock.

The market price of Quad/Graphics class A common stock will continue to fluctuate after the merger.

Upon consummation of the merger, holders of LSC common stock who receive the merger consideration will become holders of shares of Quad/Graphics class A common stock. The market price of Quad/Graphics class A common stock may fluctuate significantly following consummation of the merger and holders of LSC common stock could lose some or all of the value of their investment in Quad/Graphics class A common stock.

LSC stockholders will have a reduced ownership and voting interest in Quad/Graphics following the merger compared to their ownership in LSC and will exercise less influence over management.

Currently, LSC stockholders have the right to vote in the election of LSC’s board of directors and the power to approve or reject any matters requiring stockholder approval under Delaware law and under LSC’s certificate of incorporation and bylaws. Upon consummation of the merger, each LSC stockholder who receives the merger consideration will become a shareholder of Quad/Graphics with a percentage ownership of Quad/Graphics that is smaller than the LSC stockholder’s current percentage ownership of LSC. Based on the number of issued and outstanding shares of Quad/Graphics class A common stock and the number of shares of LSC common stock outstanding as of January 7, 2019, and the exchange ratio, after the merger, LSC stockholders are expected to, collectively, become owners of approximately 29.6% of the economic ownership of Quad/Graphics following the merger, and approximately 11.1% of the voting power of Quad/Graphics following the merger, in each case, without giving effect to any shares of Quad/Graphics class A common stock held by LSC stockholders prior to the consummation of the merger. Even if all former LSC stockholders voted together on all matters presented to Quad/Graphics shareholders, the former LSC stockholders would exercise significantly less influence over Quad/Graphics after the consummation of the merger relative to their influence over LSC prior to the consummation of the merger, and thus would have a less significant impact on the approval or rejection of future Quad/Graphics proposals submitted to a shareholder vote. Further, while Quad/Graphics has agreed under the merger agreement to increase the size of the Quad/Graphics board of directors in order to cause two current members of the LSC board of directors mutually agreed by LSC and Quad/Graphics, at the direction of the trustees of the Quad/Graphics voting trust, to be appointed to the Quad/Graphics board of directors, there is no assurance that such directors will remain as members of the Quad/Graphics board of directors beyond their initial term.

Shares of Quad/Graphics class A common stock received by LSC stockholders as a result of the merger will have different rights from shares of LSC common stock.

Upon consummation of the merger, LSC stockholders will no longer be stockholders of LSC and will become shareholders of Quad/Graphics. There are important differences between the current rights of LSC stockholders and the rights to which such stockholders will be entitled as shareholders of Quad/Graphics. For a discussion of the different rights associated with the shares of Quad/Graphics class A common stock, see the section entitled “Comparison of the Rights of Quad/Graphics Shareholders and LSC Stockholders” beginning on page 183.

The merger agreement may be terminated in accordance with its terms and the merger may not be consummated.

The merger agreement is subject to a number of conditions that must be fulfilled in order to consummate the merger, which are described in the section entitled “The Merger Agreement—Conditions to the Consummation of the Merger” beginning on page 144. Those conditions include, among others: (i) the adoption of the merger agreement by LSC stockholders, (ii) the approval of the share issuance proposal by Quad/Graphics’ shareholders, (iii) the expiration of the applicable waiting period under the HSR Act, and other required regulatory approvals, (iv) the absence of any governmental order or law that precludes, restrains, enjoins or otherwise prohibits, the consummation of the merger or the other transactions contemplated by the merger agreement, and (v) Quad/Graphics’ shares of class A common stock issuable in the merger having been approved for listing on the NYSE. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly the merger may be delayed or may not be consummated.

In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after obtaining shareholder approval, or, if the merger is not consummated by October 30, 2019, either Quad/Graphics or LSC may choose to terminate the merger agreement and not proceed with the merger. Quad/Graphics or LSC may also elect to terminate the merger agreement in certain other circumstances as further detailed in the section entitled “The Merger Agreement—Termination” beginning on page 146.

The merger agreement limits LSC’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that may discourage a third party from submitting an acquisition proposal (as defined in the section titled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Definition of Acquisition Proposal” beginning on page 136) to LSC that might result in greater value to LSC stockholders than the merger, or may result in a potential competing acquirer of LSC proposing to pay a lower per share price to acquire LSC than it might otherwise have proposed to pay. These provisions include a general prohibition on LSC soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the LSC board of directors, furnishing information with respect to LSC or entering into discussions with any third party regarding any acquisition proposal or offer for a competing transaction. LSC also has an unqualified obligation to submit the merger agreement proposal to a vote by LSC stockholders, even if LSC receives an alternative acquisition proposal that the LSC board of directors believes is superior to the merger, unless the merger agreement is terminated in accordance with its terms prior to such time. In the event that LSC terminates the merger agreement to enter into an alternative acquisition that the LSC board of directors believes is superior to the merger, LSC will be required by the merger agreement to pay Quad/Graphics a termination fee of $12.5 million plus reimburse Quad/Graphics up to $2 million for reasonable and documented out-of-pocket expenses related to the merger agreement and the transactions contemplated thereby.

Failure to consummate the merger could negatively impact the stock price and the future business and financial results of Quad/Graphics and LSC.

The merger agreement contains a number of conditions that must be satisfied or waived prior to the consummation of the merger. There can be no assurance that all of the conditions to the consummation of the merger will be so satisfied or waived. If the conditions to the merger are not satisfied or waived, Quad/Graphics and LSC will be unable to consummate the merger and the merger agreement may be terminated.

If the merger is not consummated for any reason, the ongoing businesses of Quad/Graphics and LSC may be adversely affected and, without realizing any of the benefits of having consummated the merger, Quad/Graphics and LSC will be subject to a number of risks, including the following:

•	Quad/Graphics and LSC may experience negative reactions from the financial markets, including negative impacts on the market price of shares of Quad/Graphics class A common stock and LSC common stock;

•

the manner in which customers, vendors, business partners and other third parties perceive Quad/Graphics and LSC may be negatively impacted, which in turn could affect Quad/Graphics’ and LSC’s marketing operations and their ability to compete for new business or obtain renewals in the marketplace more broadly;

•

customers, suppliers and other third parties who have business relationships with Quad/Graphics or LSC may decide not to renew such relationships or seek to terminate, change and/or renegotiate their relationships with Quad/Graphics or LSC as a result of the transaction, whether pursuant to the terms of their existing agreements with Quad/Graphics or LSC or otherwise;

•	Quad/Graphics and LSC may experience negative reactions from employees;

•

LSC may be required to pay Quad/Graphics a termination fee of $12.5 million and reimburse Quad/Graphics for its out-of-pocket expenses up to $2 million and Quad/Graphics may be required to pay LSC a termination fee of $45 million if the merger is terminated under certain circumstances, as described in the merger agreement and summarized in this joint proxy statement/prospectus;

•	Quad/Graphics and LSC each may be required to pay certain costs relating to the merger, even if the merger is not consummated;

•

under the merger agreement, Quad/Graphics and LSC are subject to certain restrictions on the conduct of their businesses prior to consummating the merger, which may affect their ability to execute certain of their business strategies; and

•

the attention of Quad/Graphics and LSC management may be directed towards the consummation of the merger and merger-related considerations and may be diverted from the day-to-day business operations of Quad/Graphics and LSC, respectively, and matters related to the merger may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Quad/Graphics or LSC.

If the merger is not consummated, the price of Quad/Graphics class A common stock and LSC common stock may decline to the extent that the current market price reflects a market assumption that the merger will be consummated and that the related benefits will be realized, or to the extent there is a market perception that the merger was not consummated due to an adverse change in the business of Quad/Graphics or LSC.

The regulatory approvals required for the consummation of the merger may not be obtained or may take longer than expected to be received. In addition, an adverse outcome of any antitrust or similar review undertaken by a governmental authority could prevent the merger from being consummated or have an adverse effect on Quad/Graphics following the merger.

Consummation of the merger is conditional upon receipt of certain regulatory approvals, including, without limitation, the expiration or termination of the waiting period under the HSR Act in the United States and Mexico antitrust approval. Although Quad/Graphics and LSC have agreed to use their reasonable best efforts to obtain the requisite regulatory approvals, there can be no assurance that these approvals will be obtained.

In addition, the regulatory authorities from which these approvals are required may impose conditions on the consummation of the merger or require changes to the terms of the merger. In attempting to obtain the requisite regulatory approvals, neither Quad/Graphics nor any of its subsidiaries will be required to make any divestiture, sale or other disposition of its assets or businesses. However, although it is not required under the merger agreement to do so, if Quad/Graphics agrees to such conditions in order to obtain any approvals required to consummate the merger, then the business and results of operations of Quad/Graphics following the merger may be adversely affected.

Furthermore, if the merger agreement is terminated under certain circumstances as further detailed in the section entitled “The Merger Agreement—Termination” beginning on page 146 due to failure to obtain regulatory approvals or the material breach of Quad/Graphics of its obligations in respect of obtaining regulatory approvals, Quad/Graphics will pay LSC a reverse termination fee of $45 million.

The synergies expected to be produced may not be realized or may require Quad/Graphics after the consummation of the merger to incur additional costs that may adversely affect the value of Quad/Graphics’ class A common stock.

The success of the merger will depend, in part, on Quad/Graphics’ ability to realize the synergies expected to be produced from integrating LSC’s businesses with Quad/Graphics’ existing business through capacity rationalization, the elimination of duplicative functions, greater operational efficiencies and greater efficiencies in supply chain management, among other areas. Quad/Graphics has identified approximately $135 million of annualized net synergies that are expected to be achieved in less than 24 months after the consummation of the merger.

Quad/Graphics’ management estimates that the total cost to Quad/Graphics of achieving the annualized net synergies will be approximately $135 million in integration costs. Quad/Graphics’ estimates are based on a number of assumptions, which may prove incorrect. See “The Merger—Estimated Potential Synergies Attributable to the Merger” beginning on page 105 for additional information.

Following the merger, Quad/Graphics may also incur additional and/or unexpected costs in order to realize the anticipated synergies. While Quad/Graphics’ management believes that the annualized net synergies are achievable, it may be unable to realize all of the synergies within the time frame expected or at all. The integration process will be complex, costly and time-consuming. The difficulties of integrating LSC’s businesses may include, among others:

•	unanticipated issues in integrating manufacturing, logistics, information, communications, and other systems;

•	unanticipated changes in applicable laws and regulations;

•	failure to retain key employees, which might adversely affect operations and the ability to retain other employees;

•	preserving significant business relationships;

•	consolidating corporate and administrative functions; and

•	other unanticipated issues, expenses and liabilities.

Quad/Graphics may not accomplish the integration of LSC’s businesses smoothly, successfully or within the anticipated cost range or timeframe. The diversion of the attention of Quad/Graphics’ management from current operations to the integration effort and any difficulties encountered in combining operations could prevent Quad/Graphics from realizing the full benefits anticipated to result from the merger and could adversely affect its business.

The executive officers and directors of LSC have interests and arrangements that may be different from, or in addition to, those of LSC stockholders generally.

When considering the recommendation of the LSC board of directors with respect to the proposals described in this joint proxy statement/prospectus, LSC stockholders should be aware that the executive officers and directors of LSC may have interests in the merger, which are different from, or in addition to, those of LSC stockholders, generally. These interests include the treatment in the merger of outstanding equity, equity-based and incentive awards, severance arrangements, other compensation and benefit arrangements, the future membership of two LSC board members, who have not yet been determined, on the Quad/Graphics board of directors after the effective time of the merger and the right to continued indemnification of LSC directors and officers by Quad/Graphics, as the surviving company of the merger.

LSC stockholders should be aware of these interests when they consider the recommendation of the LSC board of directors that they vote to approve the merger agreement proposal. The LSC board of directors was aware of these interests when it approved and declared advisable the merger agreement and the transactions contemplated thereby on the terms and subject to the conditions set forth in the merger agreement, determined that the merger agreement, the related voting and support agreement, the merger and other the transactions contemplated by the merger agreement were fair to, and in the best interests of, LSC and LSC stockholders and recommended that LSC stockholders approve the merger agreement proposal. The interests of LSC executive officers and directors are described in more detail in the section entitled “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger” beginning on page 106.

Quad/Graphics and LSC will incur significant transaction and merger-related costs in connection with the merger, which may be in excess of those anticipated.

Both Quad/Graphics and LSC have incurred and will incur substantial expenses in connection with negotiation and consummation of the transactions contemplated by the merger agreement, including financial and legal advisor fees, financing costs and the costs and expenses of filing, printing and mailing of this joint proxy statement/prospectus.

Quad/Graphics and LSC expect to continue to incur a number of non-recurring costs associated with consummating the merger, combining the operations of the two companies and achieving desired synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of the non-recurring expenses will consist of transaction costs related to the merger and include, among others, financing costs, employee retention costs, fees paid to financial, legal, and public relations advisors, severance and benefit costs and filing fees. As these transaction costs are non-recurring, these costs and expenses are not reflected in the pro forma statement of operations included in this joint proxy statement/prospectus. An estimate of certain of these costs, including debt issuance costs, change of control payments, debt breakage fees, broker, legal and advisor fees and retention bonuses are reflected in the pro forma balance sheet.

Quad/Graphics and LSC will also incur transaction fees and costs related to formulating and implementing integration plans. Additional unanticipated costs also may be incurred while the merger is pending and for a period thereafter for the integration of the two companies’ businesses. Although Quad/Graphics and LSC expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow the companies to offset integration-related costs over time, this net benefit may not be achieved in the near-term, or at all. Certain of these costs will be borne by each of Quad/Graphics and LSC even if the merger is not consummated.

The opinions of Quad/Graphics’ and LSC’s respective financial advisors do not reflect changes in circumstances between the signing of the merger agreement and the consummation of the merger.

Quad/Graphics and LSC have received opinions from their respective financial advisors in connection with the signing of the merger agreement, but have not obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Quad/Graphics or LSC, general market and economic conditions and other factors that may be beyond the control of Quad/Graphics or LSC, and on which Quad/Graphics’ and LSC’s financial advisors’ opinions were based, may significantly alter the value of Quad/Graphics or LSC or the prices of the shares of Quad/Graphics class A common stock or of the shares of LSC common stock by the time the merger is consummated. The opinions do not speak as of the time the merger will be consummated or as of any date other than the October 30, 2018 date of such opinions. Because Quad/Graphics and LSC do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is consummated. Quad/Graphics board of directors’ recommendation that Quad/Graphics shareholders vote “FOR” approval of the share issuance proposal and the LSC board of directors’ recommendation that LSC stockholders vote “FOR” approval of the merger agreement proposal, the LSC compensation proposal and the LSC adjournment proposal, however, is made as of the date of this joint proxy statement/prospectus.

For a description of the opinions that Quad/Graphics and LSC received from their respective financial advisors, see the sections entitled “The Merger—Opinion of Quad/Graphics’ Financial Advisor” and “The Merger—Opinion of LSC’s Financial Advisor” beginning on pages 81 and 91, respectively. A copy of the opinion of J.P. Morgan, Quad/Graphics’ financial advisor, is attached as Annex C to this joint proxy statement/prospectus, and a copy of the opinion of BofA Merrill Lynch, LSC’s financial advisor, is attached as Annex D to this joint proxy statement/prospectus, and each is incorporated by reference herein in its entirety.

Lawsuits have been filed against LSC, the LSC board of directors, Quad/Graphics and merger sub challenging the adequacy or completeness of the disclosures made in the initial version of this joint proxy statement/prospectus filed on December 11, 2018, and other lawsuits may be filed against LSC, Quad/Graphics and/or their respective boards challenging the merger. An adverse ruling in any such lawsuit may prevent the merger from being consummated.

Three substantially similar actions were filed by an alleged LSC stockholder against some or all of LSC, the directors of LSC, Quad/Graphics and merger sub in the U.S. District Court for the Northern District of Illinois, the U.S. District Court for the Southern District of New York and the U.S. District Court for the District of Delaware challenging the adequacy or completeness of the disclosures to LSC stockholders made in the initial version of this joint proxy statement/prospectus filed on December 11, 2018 regarding the merger. Among other remedies, the plaintiffs seek to enjoin the merger until additional information relating to the merger is disclosed.

Additional lawsuits arising out of the merger may be filed in the future. See the section entitled “The Merger—Transaction Litigation” beginning on page 116 for more information about litigation related to the merger that has been commenced prior to the date of this joint proxy statement/prospectus. There can be no assurance that any of the defendants will be successful in the outcome of the pending or any potential future lawsuits. A preliminary injunction could delay or jeopardize the consummation of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the consummation of the merger.

LSC and/or Quad/Graphics may be targets of further securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the merger from being consummated.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgement could result in monetary damages, which could have a negative impact on Quad/Graphics’ and LSC’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the merger, then that injunction may delay or prevent the merger from being consummated, which may adversely affect Quad/Graphics’ and LSC’s respective business, financial position and results of operations.

Risks Relating to Quad/Graphics After the Merger

The integration of LSC into Quad/Graphics may not be as successful as anticipated.

The merger involves numerous operational, strategic, financial, accounting, legal, tax and other risks, potential liabilities associated with the acquired business, and uncertainties related to design, operation and integration of LSC’s internal control over financial reporting. Difficulties in integrating LSC into Quad/Graphics may result in LSC performing differently than expected, in operational challenges or in the failure to realize anticipated expense-related efficiencies. Quad/Graphics’ and LSC’s existing businesses could also be negatively impacted by the merger. Potential difficulties that may be encountered in the integration process include, among other factors:

•	the inability to successfully integrate the businesses of LSC into Quad/Graphics in a manner that permits Quad/Graphics to achieve the full revenue and cost savings anticipated from the merger;

•	complexities associated with managing the larger, more complex, integrated business;

•	not realizing anticipated operating synergies;

•	integrating personnel from the two companies and the loss of key employees;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the merger;

•	integrating relationships with customers, vendors and business partners;

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by consummating the merger and integrating LSC’s operations into Quad/Graphics; and

•	the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.

Quad/Graphics’ results may suffer if it does not effectively manage its expanded operations following the merger.

Following consummation of the merger, Quad/Graphics’ success will depend, in part, on its ability to manage its expansion, which poses numerous risks and uncertainties, including the need to integrate the operations and business of LSC into its existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with customers, vendors and business partners.

Quad/Graphics’ may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on Quad/Graphics’ ability to realize the anticipated benefits and cost savings from combining Quad/Graphics’ and LSC’s businesses, including operational and other annualized net synergies of approximately $135 million that Quad/Graphics believes it will achieve. The anticipated benefits and cost savings of the merger may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that Quad/Graphics does not currently foresee. Some of the assumptions that Quad/Graphics has made, such as the achievement of operating synergies, may not be realized. The integration process may, for each of Quad/Graphics and LSC, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. There could be potential unknown liabilities and unforeseen expenses associated with the merger that were not discovered in the course of performing due diligence.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of Quad/Graphics following the merger.

Quad/Graphics and LSC are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Each company’s success until the merger and Quad/Graphics success after the merger will depend in part upon the ability of Quad/Graphics and LSC to retain key management personnel and other key employees. Current and prospective employees of Quad/Graphics and LSC may experience uncertainty about their roles within Quad/Graphics following the merger, which may have an adverse effect on the ability of each of Quad/Graphics and LSC to attract or retain key management and other key personnel. Accordingly, no assurance can be given that following the merger, Quad/Graphics will be able to attract or retain key management personnel and other key employees of Quad/Graphics and LSC to the same extent that Quad/Graphics and LSC have previously been able to attract or retain their own employees.

The market price of Quad/Graphics class A common stock may decline in the future as a result of the sale of shares of Quad/Graphics class A common stock held by former LSC stockholders or current Quad/Graphics shareholders.

Based on the number of shares of LSC common stock outstanding as of January 7, 2019 and the number of outstanding LSC equity awards currently estimated to be payable in Quad/Graphics class A common stock in connection with the merger, Quad/Graphics expects to issue up to approximately 21.6 million shares of Quad/Graphics class A common stock to LSC stockholders in the merger. Following their receipt of shares of Quad/Graphics class A common stock as merger consideration, former LSC stockholders may seek to sell the shares of Quad/Graphics class A common stock delivered to them, and the merger agreement contains no restriction on the ability of former LSC stockholders to sell such shares of Quad/Graphics class A common stock following consummation of the merger. Other shareholders of Quad/Graphics class A common stock may also seek to sell shares of Quad/Graphics class A common stock held by them following, or in anticipation of, consummation of the merger. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Quad/Graphics class A common stock, may affect the market for, and the market price of, Quad/Graphics class A common stock in an adverse manner.

Quad/Graphics’ debt following the merger may limit its financial flexibility.

As of September 30, 2018, Quad/Graphics had approximately $1.06 billion of outstanding indebtedness (including short-term debt and the current portion of long-term debt) and LSC had approximately $0.94 billion of outstanding indebtedness (including the current portion of long-term debt). Quad/Graphics will amend its credit facility to increase the aggregate principal amount of loans available thereunder and then use certain of those loans to repay, refinance, repurchase, redeem, exchange or otherwise terminate LSC’s existing indebtedness prior to, in connection with or following the consummation of the merger. In addition, under the merger agreement, all amounts outstanding under the LSC credit facility will be repaid upon the closing of the merger and Quad/Graphics is required to provide all necessary funds for such repayment. As a result, immediately following the consummation of the merger, Quad/Graphics is expected to have outstanding indebtedness of approximately $2.25 billion, based on Quad/Graphics’ and LSC’s outstanding indebtedness as of September 30, 2018.

Results of operations and financial condition of Quad/Graphics following the merger may differ materially from the pro forma information presented in this joint proxy statement/prospectus.

The pro forma financial information included in this joint proxy statement/prospectus is derived from the historical audited and unaudited consolidated financial statements of Quad/Graphics and LSC, as well as from certain internal, unaudited financial statements. The preparation of this pro forma information is based upon available information and certain assumptions and estimates that Quad/Graphics and LSC believe are reasonable. However, this pro forma information may be materially different from what Quad/Graphics’ actual results of operations and financial condition would have been had the merger occurred during the periods presented or from what Quad/Graphics’ results of operations and financial position will be after the consummation of the proposed transaction. In particular, the assumptions used in preparing the pro forma financial information may not be realized, and other factors may affect Quad/Graphics’ financial condition and results of operations following the merger.

Holders of Quad/Graphics class A common stock are not able to independently elect directors of Quad/Graphics or control any of Quad/Graphics’ management policies or business decisions or its decisions to issue additional shares, declare and pay dividends or enter into corporate transactions because the holders of Quad/Graphics class A common stock have substantially less voting power than the holders of Quad/Graphics class B common stock, all of which is owned by certain members of the Quadracci family, trusts for their benefit or other affiliates of Quad/Graphics, whose interests may be different from the holders of Quad/Graphics class A common stock.

Quad/Graphics’ outstanding stock is divided into two classes of common stock: class A common stock and class B common stock. The class B common stock has ten votes per share on all matters and the class A common stock is entitled to one vote per share. As of January 7, 2019, the class B common stock constitutes about 78.2% of Quad/Graphics’ total voting power. Based on the number of shares of LSC common stock outstanding as of January 7, 2019 and the number of outstanding LSC equity awards currently estimated to be payable in Quad/Graphics class A common stock in connection with the merger, Quad/Graphics expects to issue up to approximately 21.6 million shares of Quad/Graphics class A common stock to LSC stockholders in the merger. Based on the foregoing numbers, following the merger, it is expected that the class B common stock will constitute about 69.5% of Quad/Graphics total voting power. As a result, holders of class B common stock will be able to exercise a controlling influence over Quad/Graphics’ business, have the power to elect its directors and indirectly control decisions such as whether to issue additional shares, declare and pay dividends or enter into corporate transactions. All of the class B common stock is owned by certain members of the Quadracci family, trusts for their benefit or other affiliates of Quad/Graphics, whose interests may differ from the interests of the holders of class A common stock.

As of January 7, 2019, approximately 92.8% of the outstanding class B common stock is held of record by the Quad/Graphics voting trust, and that constitutes approximately 72.5% of Quad/Graphics’ total voting power. Based on the number of shares of LSC common stock and Quad/Graphics class A common stock currently outstanding, the number of outstanding LSC equity awards currently estimated to be payable in Quad/Graphics class A common stock in connection with the merger, and applying the exchange ratio, the class B common stock held pursuant to the Quad/Graphics voting trust following the merger is expected to constitute about 64.5% of Quad/Graphics’ total voting power. The trustees of the Quad/Graphics voting trust have the authority to vote the stock held by the Quad/Graphics voting trust. Accordingly, the trustees of the Quad/Graphics voting trust will be able to exercise a controlling influence over Quad/Graphics’ business following the merger, will have the power to elect its directors and will indirectly control decisions such as whether to issue additional shares, declare and pay dividends or enter into corporate transactions.

Quad/Graphics is expected to remain a controlled company within the meaning of the rules of the NYSE following the merger and, as a result, it will continue to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Following the consummation of the merger, the Quad/Graphics voting trust is expected to continue to own more than 50% of the total voting power of Quad/Graphics stock, and, as a result, Quad/Graphics will remain a controlled company under the corporate governance listing standards of the NYSE. As a controlled company, an exception under the NYSE listing standards exempts Quad/Graphics from the obligation to comply with certain of the NYSE’s corporate governance requirements, including the requirements:

•	that a majority of the Quad/Graphics board of directors consist of independent directors, as defined under the rules of the NYSE;

•

that Quad/Graphics have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that Quad/Graphics have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Accordingly, for so long as Quad/Graphics is a controlled company, holders of class A common stock may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

In addition to the foregoing risks, you should read and consider risk factors specific to Quad/Graphics’ business that will also affect Quad/Graphics after the consummation of the merger. These risks are described in Part I, Item 1A of Quad/Graphics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as such may be amended or supplemented in Part II, “Other Information,” Item 1A, “Risk Factors,” of Quad/Graphics’ subsequently filed Quarterly Reports on Form 10-Q, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the section entitled “Where You Can Find More Information” beginning on page 200.

Furthermore, you should read and consider risk factors specific to LSC’s business that will also affect Quad/Graphics after the consummation of the merger. These risks are described in Part I, Item 1A of LSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as such may be amended or supplemented in Part II, “Other Information,” Item 1A, “Risk Factors,” of LSC’s subsequently filed Quarterly Reports on Form 10-Q, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the section entitled “Where You Can Find More Information” beginning on page 200.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents that are incorporated by reference into this joint proxy statement/prospectus contain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this joint proxy statement/prospectus or the documents incorporated by reference herein that address activities, events or developments that Quad/Graphics and LSC expects, believes or anticipates will or may occur in the future are forward-looking statements. These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates, prospects, projections, expectations and outlook of Quad/Graphics or LSC, and can generally be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” “continue,” “project,” “predict,” “potential,” “create,” “intend,” “could,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “target,” “hope,” “aim,” “would,” or “should” or the negatives of these terms, variations on them and other similar expressions.

These forward-looking statements include, but are not limited to, statements regarding the merger, pro forma descriptions of Quad/Graphics following the merger and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this joint proxy statement/prospectus. These include:

•	the risk that the merger agreement may be terminated in accordance with its terms and that the merger may not be consummated;

•	the possibility that LSC stockholders may not approve the merger agreement proposal;

•

the risk that the parties may not be able to obtain the expiration or termination of the waiting period applicable under the HSR Act in a timely manner or satisfy any of the other conditions to the consummation of the merger in a timely manner or at all;

•	the risk that the merger may not be accretive, and may be dilutive, to Quad/Graphics’ earnings per share, which may negatively affect the market price of Quad/Graphics class A common stock;

•	the possibility that Quad/Graphics and LSC will incur significant transaction and other costs in connection with the merger, which may be in excess of those anticipated by Quad/Graphics or LSC;

•	the risk that Quad/Graphics may fail to realize the benefits expected from the merger;

•	the risk that, following the merger, Quad/Graphics may be unable to achieve the expected annualized net synergies or that it may take longer than expected to achieve those synergies;

•	the risk that any announcements relating to, or the consummation of, the merger could have adverse effects on the market price of Quad/Graphics class A common stock;

•

the risk that the merger and its announcement and/or consummation could have an adverse effect on the ability of Quad/Graphics and LSC to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers; and

•	the risks to their operating results and businesses generally.

Quad/Graphics and LSC caution that the foregoing list of risks, uncertainties and other factors is not exhaustive, and you should carefully consider the other factors detailed from time to time in Quad/Graphics’ and LSC’s filings with the SEC and other uncertainties and potential events when reviewing Quad/Graphics’ and LSC’s forward-looking statements. For more information, see the sections entitled “Risk Factors” and “Where You Can Find More Information” beginning on page 37 and 200, respectively.

Because forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties, some of which are beyond the control of Quad/Graphics and LSC, actual results may differ materially from those expressed or implied by such forward-looking statements. Consequently, all of the forward-looking statements Quad/Graphics and LSC make in this joint proxy statement/prospectus are qualified by the information contained or incorporated by reference herein, including the information contained under this heading and elsewhere in this joint proxy statement/prospectus, and the information detailed in Part I, Item 1A of Quad/Graphics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as such may be amended or supplemented in Part II, “Other Information,” Item 1A, “Risk Factors,” of Quad/Graphics’ subsequently filed Quarterly Reports on Form 10-Q, and in Part I, Item 1A of LSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as such may be amended or supplemented in Part II, “Other Information,” Item 1A, “Risk Factors,” of LSC’s subsequently filed Quarterly Reports on Form 10-Q.

You are cautioned not to place undue reliance on such statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference. Except to the extent required by the federal securities laws, Quad/Graphics and LSC undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE COMPANIES

Quad/Graphics

Quad/Graphics is a leading marketing solutions provider. Quad/Graphics leverages its strong print foundation as part of a much larger, robust integrated marketing platform that helps marketers and content creators improve the efficiency and effectiveness of their marketing spend across offline and online media channels. With a consultative approach, worldwide capabilities, leading-edge technology and single-source simplicity, Quad/Graphics believes it has the resources and knowledge to help a wide variety of clients in multiple vertical industries, including retail, publishing and healthcare.

Quad/Graphics was founded in Pewaukee, Wisconsin, as a Wisconsin corporation, in 1971 by the late Harry V. Quadracci. As of December 31, 2017, Quad/Graphics had approximately 21,100 full-time equivalent employees in North America, South America, Europe and Asia, and served a diverse base of approximately 6,900 clients from 147 facilities located in 17 countries, as well as investments in printing operations in Brazil and India.

Quad/Graphics is on a transformative journey that it describes in evolutions. Each new evolution expands Quad/Graphics’ offerings and creates enhanced value for its clients. Quad 1.0 covered a period of tremendous organic growth that began with its founding in 1971. During this 40-year period, Quad/Graphics grew rapidly through greenfield growth, built a premier manufacturing and distribution platform equipped with the latest technology, established its reputation as one of the industry’s foremost innovators and created a company culture based on strong values that remains in place today.

Quad 2.0 began in 2010 and continues today with Quad/Graphics’ ongoing role as a disciplined industry consolidator. Quad/Graphics saw an opportunity to participate in industry consolidation in response to economic and industry pressures following the Great Recession of 2008 and 2009, which severely impacted print volumes. Through a series of consolidating acquisitions, Quad/Graphics was able to enhance and expand its product offerings, while removing inefficient and underutilized capacity, pulling out costs and transitioning work to more efficient facilities.

Quad 3.0 evolved when the seismic shifts in today’s multichannel marketing environment provided the opportunity for Quad/Graphics to expand its offering as a marketing solutions provider to create greater value for its clients in two distinct ways:

•

Quad/Graphics will continue to leverage its strong print foundation and expand its integrated marketing platform to help marketers and content creators create, integrate, deploy and measure content more efficiently and effectively.

•

To fuel Quad 3.0, Quad/Graphics is supported by an engaged workforce with the latest in manufacturing technology to drive continued productivity improvements. Quad/Graphics believes this will strengthen its core manufacturing platform to be the strongest and most sustainable platform in the industry, with the goal of remaining the industry’s high-quality, low-cost producer.

For the year ended December 31, 2017, Quad/Graphics had total net sales of approximately $4.1 billion, total operating income of approximately $164.9 million and net earnings of approximately $107.2 million. For the nine months ended September 30, 2018, Quad/Graphics had total net sales of approximately $3.0 billion, total operating income of approximately $68.6 million and net earnings of approximately $28.5 million.

Quad/Graphics’ operating and reportable segments, including their product and service offerings, and a “Corporate” category are as follows:

The United States Print and Related Services segment is predominantly comprised of Quad/Graphics’ United States printing operations and is managed as one integrated platform. This includes retail inserts, publications, catalogs, special interest publications, journals, direct mail, books, directories, in-store marketing and promotion, packaging, newspapers, custom print products, other commercial and specialty printed products and global paper procurement, together with marketing and other complementary services, including consumer insights, audience targeting, personalization, media planning and placement, process optimization, campaign planning and creation, pre-media production, videography, photography, digital execution, print execution and logistics. This segment also includes the manufacture of ink. The United States Print and Related Services segment accounted for approximately 91% of Quad/Graphics’ consolidated net sales for the year ended December 31, 2017.

The International segment consists of Quad/Graphics’ printing operations in Europe and Latin America, including operations in England, France, Germany, Poland, Argentina, Colombia, Mexico and Peru, as well as investments in printing operations in Brazil and India. This segment provides printed products and marketing and other complementary services consistent with the United States Print and Related Services segment. The International segment accounted for approximately 9% of Quad/Graphics’ consolidated net sales for the year ended December 31, 2017.

Corporate consists of unallocated general and administrative activities and associated expenses including, in part, executive, legal and finance, as well as certain expenses and income from frozen employee retirement plans, such as pension benefit plans.

Quad/Graphics’ class A common stock is listed on the NYSE under the symbol “QUAD.” Quad/Graphics’ class B common stock is not publicly-traded but is convertible into class A common stock on a one-for-one basis. Quad/Graphics’ principal executive offices are located at N61 W23044 Harry’s Way, Sussex, Wisconsin 53089 and its telephone number is (414)-566-6000.

QLC Merger Sub Inc.

QLC Merger Sub, Inc., a wholly owned subsidiary of Quad/Graphics, is a Delaware corporation that was formed on October 30, 2018 for the sole purpose of effecting the merger. In the merger, merger sub will be merged with and into LSC, with LSC surviving as a wholly owned subsidiary of Quad/Graphics.

Its principal executive offices and its telephone number are the same as those of Quad/Graphics.

LSC

LSC, a Delaware corporation, is a global leader in print and digital media solutions. The principal business of LSC and its direct or indirect wholly owned subsidiaries is to offer a broad range of traditional and digital print, print-related services and office products.

On October 1, 2016, RRD completed its previously announced separation (which we refer to as the “RRD separation”) into three separate independent publicly-traded companies: (i) its publishing and retail-centric print services and office products business, which is the business of LSC; (ii) its financial communications services business, which is the business of Donnelley Financial Solutions, Inc. (which we refer to as “Donnelley Financial”) and (iii) a global, customized multichannel communications management company, which is the business of RRD after the RRD separation. To effect the RRD separation, RRD undertook a series of transactions to separate net assets and legal entities. RRD completed the distribution of 80.75%, of the outstanding shares of LSC common stock and Donnelley Financial to RRD stockholders on October 1, 2016. RRD retained a 19.25% ownership stake in both LSC and Donnelley Financial. On October 1, 2016, RRD stockholders of record as of the close of business on September 23, 2016 (which we refer to as “the separation record date”) received one share of LSC common stock and one share of Donnelley Financial common stock for every eight shares of RRD common stock held as of the separation record date.

On March 28, 2017, RRD completed the sale of approximately 6.2 million shares of LSC common stock, representing its entire 19.25% retained ownership. In connection with the over-allotment option granted to the underwriters as part of the secondary sale by RRD, LSC also sold approximately 0.9 million shares of common stock, receiving proceeds of $18 million, that were used for general corporate purposes.

In connection with the RRD separation, LSC, RRD and Donnelley Financial entered into commercial arrangements, transition services agreements and various other agreements related to the separation that remain in effect.

LSC serves the needs of publishers, merchandisers, cataloguers and retailers with product and service offerings that include traditional and digital print, e-services, logistics, warehousing, fulfillment and supply chain management services. LSC utilizes a broad portfolio of technology capabilities coupled with consultative attention to clients’ needs to increase speed to market, reduce costs, provide postal savings to customers, and improve efficiencies. LSC prints magazines, catalogs, retail inserts, books, and directories and its office products offerings include filing products, envelopes, note-taking products, binder products, and forms. As of December 31, 2017, LSC had approximately 24,000 total employees in its global workforce, of which approximately 19,000 employees were in the U.S. and approximately 5,000 were in international locations.

LSC’s operating and reporting segments are aligned with how the chief operating decision maker of LSC currently manages the business. LSC’s operating and reportable segments, and a “Corporate” category, are summarized below:

The Magazines, Catalogs and Logistics segment primarily produces magazines and catalogs, as well as provides logistics solutions to LSC and other third-parties. The segment also provides certain other print-related services, including mail-list management and sortation. The segment has operations primarily in the U.S. The Magazines, Catalogs and Logistics segment is divided into two reporting units: magazines and catalogs; and logistics. The Magazines, Catalogs and Logistics segment accounted for approximately 44% of LSC’s consolidated net sales in 2017.

The Book segment produces books for publishers primarily in the U.S. The segment also provides supply-chain management services and warehousing and fulfillment services, as well as e-book formatting for book publishers. The Book segment accounted for approximately 28% of LSC’s consolidated net sales in 2017.

The Office Products segment manufactures and sells branded and private label products in five core categories. The Office Products segment accounted for approximately 14% of LSC’s consolidated net sales in 2017.

The Other grouping consists of the following non-reportable segments: Europe, Directories, Mexico, and Print Management. Europe produces magazines, catalogs and directories and provides packaging and pre-media services. On September 28, 2018, LSC completed the sale of its European printing business to Walstead Group. Mexico produces magazines, catalogs, statements, forms, and labels. Print Management provides outsourced print procurement and management services. The Other grouping consists of approximately 14% of LSC’s consolidated net sales in 2017.

Corporate consists of unallocated selling, general and administrative activities and associated expenses including, in part, executive, legal, finance, communications, certain facility costs and Last-in, First-out inventory provisions. In addition, share-based compensation expense is included in Corporate and not allocated to the operating segments. Prior to the separation, many of these costs were based on allocations from RRD, however, LSC has incurred such costs directly after the separation.

LSC common stock is listed on the NYSE under the symbol “LKSD.” LSC’s principal executive offices are located at 191 N. Wacker Drive, Chicago, Illinois 60606 and its telephone number is (773) 272-9200.

THE SPECIAL MEETING OF QUAD/GRAPHICS SHAREHOLDERS

Date, Time and Place

The Quad/Graphics special meeting will be held on February 22, 2019, at 10:00 a.m. Central Time, at Quad/Graphics, Inc., N61 W23044 Harry’s Way, Sussex, Wisconsin 53089.

Purpose of the Quad/Graphics Special Meeting

The purpose of the Quad/Graphics special meeting is to consider and vote on the share issuance proposal. The approval of the share issuance proposal is required to consummate the merger.

Quad/Graphics will transact no other business at the Quad/Graphics special meeting.

Recommendation of the Quad/Graphics Board of Directors

The Quad/Graphics board of directors recommends that you vote “FOR” the share issuance proposal.

For additional information on the recommendation of the board of directors of Quad/Graphics, see the section entitled “The Merger—Quad/Graphics’ Reasons for the Merger and Recommendation of Quad/Graphics’ Board of Directors” beginning on page 79.

Record Date and Entitlement to Vote

Only holders of record of Quad/Graphics’ class A common stock and class B common stock at the close of business on January 16, 2019 are entitled to vote at the Quad/Graphics special meeting. As of January 7, 2019, the last practicable date before the date of this joint proxy statement/prospectus, Quad/Graphics had outstanding and entitled to vote: (a) 37,876,130 shares of class A common stock, each of which is entitled to one vote per share, with an aggregate of 37,876,130 votes; and (b) 13,556,858 shares of class B common stock, each of which is entitled to ten votes per share, with an aggregate of 135,568,580 votes.

Methods of Voting

If you are a shareholder of record of class A common stock or class B common stock, you may vote by mail using your proxy card, by telephone, via the internet or in person at the Quad/Graphics special meeting. To vote by mail, simply complete your proxy card, date and sign it, and return it in accordance with the instructions provided on the proxy card. To vote by telephone, follow the instructions provided on your proxy card. To vote via the internet, follow the instructions provided on your proxy card.

If a bank, broker or other nominee holds your Quad/Graphics’ class A common stock or class B common stock for your benefit but not in your own name, such shares are in “street name.” In that case, your bank, broker or other nominee will send you a voting instruction form to use for your shares. The availability of internet voting instruction depends on the voting procedures of your bank, broker or other nominee. Please follow the instructions on the voting instruction form they send you.

A broker non-vote will result if your bank, broker or other nominee returns a proxy but does not provide instruction as to how shares should be voted on a particular matter. Under the current rules of the NYSE, banks, brokers or other nominees do not have discretionary authority to vote on the Quad/Graphics share issuance proposal. Because the only proposal for consideration at the Quad/Graphics special meeting is a non-discretionary proposal, it is not expected that there will be any broker non-votes at the Quad/Graphics special meeting.

Quorum

The presence of a majority of the votes entitled to be cast by the holders of the Quad/Graphics class A common stock and class B common stock, voting together as a single class, constitutes a quorum for the purpose of transacting business at the Quad/Graphics special meeting. Abstentions and broker non-votes will be considered present for purposes of determining whether a quorum exists.

Required Vote

Approval of the share issuance proposal requires the affirmative vote of the majority of votes cast by the Quad/Graphics shareholders present in person or by proxy at the Quad/Graphics special meeting. Abstentions will have the same effect as a vote “AGAINST” the share issuance proposal, and broker non-votes will have no effect on the outcome of the vote. Holders of Quad/Graphics class A common stock and class B common stock vote together as a single class on the share issuance proposal.

Vote of Quad/Graphics’ Directors and Executive Officers and the Quad/Graphics Voting Trust

As of January 7, 2019, Quad/Graphics’ directors and executive officers beneficially owned and were entitled to vote 2,993,085 shares of class A common stock and 633,536 shares of class B common stock, or, collectively, approximately 5.4% of Quad/Graphics’ total voting power as of January 7, 2019. Quad/Graphics currently expects that all of its directors and executive officers will vote their shares “FOR” the share issuance proposal.

Pursuant to the voting and support agreement, the trustees of the Quad/Graphics voting trust have agreed to, among other things, vote the shares of class A common stock and class B common stock owned by the Quad/Graphics voting trust “FOR” the share issuance proposal. As of January 7, 2019, the Quad/Graphics voting trust owned 10,046 shares of class A common stock and 12,574,255 shares of class B common stock, or, collectively, approximately 72.5% of the total voting power of Quad/Graphics. For additional information on the voting and support agreement, see the section entitled “Voting and Support Agreement” beginning on page 150.

Proxies

Your vote is very important. Whether or not you plan to attend the Quad/Graphics special meeting, we urge you to vote promptly to ensure that your shares are represented at the meeting. To vote by mail, simply complete your proxy card, date and sign it, and return it in accordance with the instructions provided on the proxy card. To vote by telephone, follow the instructions provided on your proxy card. To vote via the internet, follow the instructions provided on your proxy card.

For a proxy to be valid, you must sign and date it, and must either return it in the envelope provided and per the instructions provided on your proxy card. An undated but executed proxy will be deemed to be dated the date of this document.

You may also cast your vote by proxy via the internet at the website indicated on your proxy card or by telephone by calling the toll-free number shown on your proxy card and following the instructions. You must do so not later than 11:59 p.m. (Eastern Time) on February 21, 2019 or, if the Quad/Graphics special meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time the Quad/Graphics special meeting is to be reconvened. You will also need your control number located on the front of your proxy card to identify yourself to the system. If you submit your proxy via the internet or by telephone, please do not return a signed form of proxy. A signed and completed form of proxy or properly submitted telephone or internet proxy received by Quad/Graphics prior to or at the Quad/Graphics special meeting will be voted as instructed.

If you need an additional form of proxy or otherwise need assistance concerning voting your proxy card, please contact, Kyle Egan, Director of Investor Relations and Assistant Treasurer, at 414-566-2482.

If your broker or other nominee or intermediary holds your shares in its name, carefully follow the instructions given to you by your broker or other intermediary to ensure that your shares are properly voted.

Voting of Proxies

A proxy which is properly executed, duly returned to Quad/Graphics and not revoked, or a valid vote by telephone or via the internet, will be voted in accordance with the instructions contained in it. The shares represented by executed but unmarked proxies will be voted as follows:

•	“FOR” the share issuance proposal; and

•	on such other business or matters that may properly come before the Quad/Graphics special meeting in accordance with the best judgment of the persons named as proxies in the form of proxy.

Other than the consideration of the share issuance proposal, the Quad/Graphics board of directors has no knowledge of any matters to be presented for action by the shareholders at the Quad/Graphics special meeting. An inspector of elections appointed by the Quad/Graphics board of directors will tabulate all votes at the Quad/Graphics special meeting.

Revocation of Proxies

Even if you complete and mail your proxy card, or vote by telephone or via the internet, you may nevertheless revoke your proxy at any time prior to the Quad/Graphics special meeting by sending Quad/Graphics written notice, voting your shares in person at the Quad/Graphics special meeting or submitting a later-dated proxy.

Solicitation of Proxies

The enclosed proxy card is being solicited by Quad/Graphics and the Quad/Graphics board of directors. In addition to solicitation by mail, Quad/Graphics’ directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.

Quad/Graphics will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Quad/Graphics common stock held of record by such nominee holders. Quad/Graphics will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

No Dissenters’ or Appraisal Rights

Under Wisconsin law, Quad/Graphics shareholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of class A common stock as contemplated by the merger agreement.

QUAD/GRAPHICS PROPOSAL

Share Issuance Proposal

It is a condition to the consummation of the merger that Quad/Graphics shareholders approve the issuance of shares of class A common stock in the merger. In the merger, each eligible share of LSC common stock will be converted into the right to receive 0.625 shares of class A common stock, as further described in “The Merger Agreement—Merger Consideration” beginning on page 121.

Under NYSE rules, a company is required to obtain shareholder approval prior to the issuance of shares of common stock if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the shares of common stock. If the merger is consummated pursuant to the merger agreement, Quad/Graphics expects to issue up to approximately 21.6 million shares of class A common stock in connection with the merger. Accordingly, the aggregate number of shares of class A common stock that Quad/Graphics will issue in the merger will exceed 20% of the shares of class A common stock and class B common stock outstanding before such issuance, and for this reason, Quad/Graphics is seeking the approval of its shareholders for the issuance of shares of class A common stock pursuant to the merger agreement.

In the event the share issuance proposal is not approved by Quad/Graphics shareholders, the merger will not be consummated. In the event the share issuance proposal is approved by Quad/Graphics shareholders, but the merger agreement is terminated (without the merger being consummated) prior to the issuance of shares of class A common stock pursuant to the merger agreement, Quad/Graphics will not issue any shares of class A common stock as a result of the approval of the share issuance proposal.

Approval of the share issuance proposal requires the affirmative vote of a majority of votes cast by Quad/Graphics shareholders present in person or by proxy at the Quad/Graphics special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the share issuance proposal, and broker non-votes will have no effect on the outcome of the vote.

THE QUAD/GRAPHICS BOARD OF DIRECTORS RECOMMENDS A VOTE

“FOR” THE SHARE ISSUANCE PROPOSAL.

THE SPECIAL MEETING OF LSC STOCKHOLDERS

Date, Time and Place

The LSC special meeting will be held on February 22, 2019 at 10:00 a.m., Central Time, at the 10th Floor Conference Center, 191 N. Wacker Drive, Chicago, Illinois 60606.

Purpose of the LSC Special Meeting

The purpose of the LSC special meeting is to consider and vote on:

•	the merger agreement proposal;

•	the LSC compensation proposal; and

•	the LSC adjournment proposal.

LSC will transact no other business at the LSC special meeting.

Recommendation of the LSC Board of Directors

The LSC board of directors recommends that LSC stockholders vote:

1.	“FOR” the merger agreement proposal;

2.	“FOR” the LSC compensation proposal; and

3.	“FOR” the LSC adjournment proposal.

For additional information on the recommendation of the LSC board of directors, see the section entitled “The Merger—LSC’s Reasons for the Merger and Recommendation of LSC’s Board of Directors” beginning on page 87.

Record Date

Only holders of record of issued and outstanding shares of LSC common stock as of the close of business on January 16, 2019, the record date for the LSC special meeting, are entitled to notice of, and to vote at, the LSC special meeting or any adjournment or postponement of the LSC special meeting.

Quorum; Abstentions and Broker Non-Votes; Required Votes

A quorum of LSC stockholders is necessary to hold a valid meeting. A quorum will exist at the LSC special meeting with respect to each matter to be considered at the LSC special meeting if the holders of a majority of shares of LSC common stock outstanding and entitled to vote on the record date are present in person or represented by proxy at the LSC special meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum, including abstentions. Under the NYSE rules, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of proposals that the NYSE determines to be “non-routine” and will not vote on such proposals if the broker has not received instructions from the beneficial owners on how to vote on the proposals. As a result, your shares will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee.

If you submit a properly executed proxy card, even if you do not vote for some or all of the proposals or vote to “ABSTAIN” in respect of some or all of the proposals, your shares of LSC common stock will be counted for purposes of calculating whether a quorum is present at the LSC special meeting with respect to each matter to be considered at the LSC special meeting. Executed but unvoted proxies will be voted in accordance with the recommendations of the LSC board of directors. If additional votes must be solicited to approve the merger agreement proposal, it is expected that the LSC special meeting will be adjourned to solicit additional proxies. Shares of LSC common stock held in street name will be counted as present for the purpose of determining the existence of a quorum at the LSC special meeting so long as a stockholder has given the broker or other nominee voting instructions on at least one of the proposals brought before the LSC special meeting. The proposals for consideration at the LSC special meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, no broker non-votes can occur at the meeting. A stockholder’s shares will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals.

Approval of the merger agreement proposal requires the affirmative vote of a majority of the shares of LSC common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the merger agreement proposal.

Approval of the LSC compensation proposal requires the affirmative vote of a majority of the shares of LSC common stock present in person or by proxy at the LSC special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the LSC compensation proposal.

Approval of the LSC adjournment proposal requires the affirmative vote of a majority of the shares of LSC common stock present in person or by proxy at the LSC special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the LSC adjournment proposal.

The matters to be voted on at the LSC special meeting are described in the section entitled “LSC Proposals” beginning on page 61.

Methods of Voting

LSC stockholders holding shares directly as stockholders of record may vote via the internet by going to the web address provided on the enclosed proxy card and following the instructions for internet voting; by telephone using the toll-free telephone number listed on the enclosed proxy card; or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

LSC stockholders of record may vote their shares in person by ballot at the LSC special meeting or by submitting their proxies:

•	via the internet until 1:00 a.m. Central Time on February 22, 2019;

•	by telephone until 1:00 a.m. Central Time on February 22, 2019; or

•	by completing, signing and returning your proxy or voting instruction card via mail. If you vote by mail, your proxy card must be received no later than the beginning of the LSC special meeting.

Stockholders of LSC whose shares are held in “street name” by a broker, nominee, fiduciary or other custodian should refer to the proxy card, voting instruction form or other information forwarded by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Voting in Person

Shares held directly in your name as a stockholder of record may be voted in person at the LSC special meeting. If you choose to vote your shares in person at the LSC special meeting, please bring the admission ticket attached to the enclosed proxy card or evidence of your stock ownership and government-issued photo identification. Even if you plan to attend the LSC special meeting, the LSC board of directors recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the LSC special meeting.

If you are a beneficial holder of your shares of LSC stock, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the LSC special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner. You are encouraged to request a legal proxy from your broker, bank or other nominee promptly as the process can be lengthy.

Voting by Proxy

If hold your shares of LSC common stock directly with LSC as a stockholder of record, you may direct your vote by proxy without attending the LSC special meeting. You can vote by proxy via the internet, by telephone or by mail by following the instructions provided in the enclosed proxy card.

Stockholders of LSC whose shares are held in “street name” by a broker, nominee, fiduciary or other custodian should refer to the proxy card, voting instruction form or other information forwarded by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of LSC common stock, you may contact Morrow Sodali, LSC’s proxy solicitor, at:

•	LSC stockholders may call toll-free at 800-662-5200.

•	Banks and brokers may call collect at 203-658-9400.

Revocability of Proxies

If you are an LSC stockholder of record, whether you vote via the internet, by telephone or mail, you can change or revoke your proxy before it is voted at the LSC special meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again via the internet or by telephone at a later time;

•

give written notice before the LSC special meeting to the LSC Corporate Secretary at the address listed for LSC in the section entitled “References to Additional Information” above stating that you are revoking your proxy; or

•	attend the LSC special meeting and vote your shares in person. Please note that your attendance at the LSC special meeting will not alone serve to revoke your proxy.

Proxy Solicitation Costs

The enclosed proxy card is being solicited on behalf of the LSC board of directors. In addition to solicitation by mail, LSC’s directors, officers and employees may solicit proxies in person, by telephone or by electronic means. These persons will not be specifically compensated for doing this.

LSC has retained Morrow Sodali to assist in the solicitation process. LSC will pay Morrow Sodali a fee of approximately $40,000, as well as out-of-pocket expenses.

LSC will ask banks, brokers and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of shares of LSC common stock held of record by such nominee holders. LSC will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

No Appraisal/Dissenters’ Rights

Because shares of LSC common stock are listed on the NYSE and holders of shares of LSC common stock are not required to receive consideration other than shares of Quad/Graphics class A common stock, which are listed on the NYSE, and cash in lieu of fractional shares, in the merger, holders of LSC common stock are not entitled to exercise appraisal or dissenters’ rights under Delaware law in connection with the merger.

Other Information

The matters to be considered at the LSC special meeting are of great importance to the stockholders of LSC. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the internet or by telephone, you do not need to return the enclosed proxy card.

Vote of LSC’s Directors and Executive Officers

As of January 7, 2019, LSC directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 982,533 shares of LSC common stock, or approximately 2.95% of the total shares of LSC common stock issued and outstanding as of January 7, 2019.

LSC currently expects that all of its directors and executive officers will vote their shares “FOR” the merger agreement proposal, “FOR” the LSC compensation proposal and “FOR” the LSC adjournment proposal.

Attending the LSC Special Meeting

You are entitled to attend the LSC special meeting only if you were an LSC stockholder of record at the close of business on the record date, you held your shares of LSC beneficially in the name of a broker, bank or other nominee as of the record date or you hold a valid proxy for the LSC special meeting.

If you were an LSC stockholder of record at the close of business on the record date and wish to attend the LSC special meeting, please so indicate on your proxy card or as prompted by the internet or telephone voting system. Your name will be verified against the list of LSC stockholders of record prior to you being admitted to the LSC special meeting.

If a broker, bank or other nominee is the record owner of your shares of LSC common stock, you will need to have proof that you are the beneficial owner as of the record date to be admitted to the LSC special meeting. A recent statement or letter from your broker, bank or other nominee confirming your ownership as of the record date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present government-issued photo identification for admittance to the LSC special meeting. If you do not provide government-issued photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the LSC special meeting.

Results of the LSC Special Meeting

The preliminary voting results will be announced at the LSC special meeting. In addition, within four business days following the LSC special meeting, LSC will file the final voting results with the SEC on a Current

Report on Form 8-K. If the final voting results have not been certified within that four business day period, LSC will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.

LSC STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT PROPOSAL AND THE OTHER MATTERS TO BE VOTED ON AT THE LSC SPECIAL MEETING.

LSC PROPOSALS

Merger Agreement Proposal

It is a condition to the consummation of the merger that LSC stockholders adopt the merger agreement by approving the merger agreement proposal. In the merger, each LSC stockholder will receive, for each eligible share of LSC common stock that is issued and outstanding as of immediately prior to the effective time of the merger, 0.625 shares of Quad/Graphics class A common stock. Additional detail is provided in “The Merger Agreement—Merger Consideration” beginning on page 121.

The approval of the merger agreement proposal by LSC stockholders is required by Section 251 of the DGCL and is a condition to the consummation of the merger.

Approval of the merger agreement proposal requires the affirmative vote of a majority of the shares of LSC common stock outstanding as of the close of business on the record date and entitled to vote. Abstentions will have the same effect as a vote “AGAINST” the merger agreement proposal.

THE LSC BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE

“FOR” THE MERGER AGREEMENT PROPOSAL.

LSC Compensation Proposal

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, LSC is seeking a non-binding, advisory stockholder approval of the compensation of LSC’s named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger—Quantification of Payments and Benefits to LSC’s Named Executive Officers” beginning on page 110. The proposal gives LSC stockholders the opportunity to express their views on the merger-related compensation of LSC’s named executive officers.

Accordingly, LSC is asking LSC stockholders to vote in favor of the adoption of the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that will or may be paid or become payable to the LSC’s named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger—Quantification of Payments and Benefits to LSC’s Named Executive Officers—Golden Parachute Compensation” are hereby APPROVED.”

The vote on the LSC compensation proposal is a vote separate and apart from the merger agreement proposal. Accordingly, you may vote to approve the merger agreement proposal, and vote not to approve the compensation proposal and vice versa. If the merger is consummated, the merger-related compensation will be paid to LSC’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if LSC stockholders fail to approve the advisory vote regarding merger-related compensation. However, LSC seeks the support of its stockholders and believes that stockholder support is appropriate because LSC has a comprehensive executive compensation program designed to link the compensation of its executives with LSC’s performance and the interests of LSC stockholders. Accordingly, holders of LSC common stock are being asked to vote on the above resolution.

Approval of the non-binding LSC compensation proposal requires the affirmative vote of a majority of the shares of LSC common stock present in person or by proxy at the LSC special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the LSC compensation proposal.

THE LSC BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE

“FOR” THE LSC COMPENSATION PROPOSAL.

LSC Adjournment Proposal

LSC stockholders are also being asked to approve a proposal to adjourn the LSC special meeting, if reasonably necessary, to provide LSC stockholders with any required supplement or amendment to the joint proxy statement/prospectus or to solicit additional proxies in favor of the merger agreement proposal in the event there are not sufficient votes at the time of the LSC special meeting to approve the merger agreement proposal. If the LSC special meeting is adjourned for the purpose of soliciting additional proxies, LSC stockholders who have already submitted their proxies will be able to revoke them at any time prior to their exercise.

Approval of the LSC adjournment proposal requires the affirmative vote of a majority of the shares of LSC common stock present in person or by proxy at the LSC special meeting and entitled to vote on the proposal, regardless of whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the LSC adjournment proposal.

THE LSC BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE

“FOR” THE LSC ADJOURNMENT PROPOSAL.

THE MERGER

General

Quad/Graphics, LSC and merger sub have entered into the merger agreement providing for the acquisition of LSC by Quad/Graphics. The acquisition will be effected pursuant to a merger of merger sub, which is a wholly owned subsidiary of Quad/Graphics, with and into LSC, with LSC surviving the merger as a wholly owned, direct subsidiary of Quad/Graphics.

The merger agreement contains a number of conditions that must be satisfied or waived prior to the consummation of the merger, including, but not limited to, obtaining shareholder approval of the proposals set forth at the Quad/Graphics and LSC special meetings, obtaining regulatory approvals and obtaining approval to list the shares of Quad/Graphics class A common stock issuable in connection with the merger on the NYSE. There can be no assurance that all of the conditions to the consummation of the merger will be so satisfied or waived. If the conditions to the merger are not satisfied or waived, Quad/Graphics and LSC will be unable to consummate the merger and the merger agreement may be terminated.

If the merger is consummated, LSC stockholders will be entitled to receive, for each eligible share of LSC common stock owned by them immediately prior to the effective time of the merger, 0.625 shares of Quad/Graphics class A common stock as further described in this joint proxy statement/prospectus. The market value of the merger consideration will fluctuate with the price of Quad/Graphics class A common stock until the merger is consummated.

Quad/Graphics shareholders and LSC stockholders are encouraged to read the section titled “The Merger Agreement” as well as the merger agreement which is attached to this joint proxy statement/prospectus as Annex A and incorporated herein by reference, because it sets forth the terms of the merger.

Background of the Merger

As part of LSC’s ongoing efforts to strengthen its business and enhance stockholder value, the LSC board of directors and senior management regularly review and assess LSC’s operations, performance, prospects and strategic directions, including the possibility of pursuing various strategic transactions. From time to time, the senior management of LSC has held conversations and communicated with various investment banking firms regarding potential strategic transaction opportunities and other strategic alternatives available to LSC. In considering various potential strategic opportunities, with the advice of outside advisors, the LSC board of directors and senior management have taken into account various factors, including potential synergy opportunities, enhancement and/or streamlining of product offerings, expansion of technological capabilities, integration with logistics and marketing, asset quality and the likelihood that such opportunity could be executed and be value enhancing for LSC stockholders. The LSC board of directors determined it would continue to consider such potential opportunities, including the potential benefits and risks associated therewith.

In connection with LSC’s ongoing evaluation of its business, the LSC board of directors, with input from senior management, periodically reviewed the strategic landscape in the print industry and discussed various potential strategic opportunities for LSC in such industry. As part of that review since its spinoff from RRD in October 2016, LSC has completed a number of accretive acquisitions that have allowed it to generate incremental earnings in complementary business lines in the face of a declining organic sales environment. These acquisitions have, for instance, included The Clark Group, a third-party logistics provider, Fairrington, a co-mailing and logistics company, Publishers Press, LLC, a printing provider with web-offset printing, prepress and distribution services, CREEL Printing, LLC, an offset and digital printing company and the acquisition of the print logistics business from RRD. LSC has also made several acquisitions to supplement its office products offerings, as well as streamlined its business to focus on North America with its disposition of its European operations in summer 2018, and has made certain other strategic investments. From time to time, the LSC board of directors has assessed other opportunities and industry participants, including Quad/Graphics. From time to time during 2017, LSC entered into a select number of nondisclosure and confidentiality agreements with financial sponsors that expressed to LSC an interest in discussing a potential acquisition of all or part of LSC, although such conversations did not result in any offers or indications of interest. Such nondisclosure and confidentiality agreements included customary standstill provisions, but the terms of such provisions have expired in accordance with the terms of such agreements.

The LSC board of directors regularly keeps abreast of changing market dynamics, industry opportunities and the legal landscape surrounding mergers and acquisitions. At its regularly scheduled meeting on July 22, 2017, the LSC board of directors received a briefing on the current regulatory environment from Sullivan & Cromwell LLP (which we refer to as “S&C”), LSC’s legal counsel. At its regularly scheduled meeting on September 14, 2017, the LSC board of directors received a presentation regarding strategic opportunities and valuation from BofA Merrill Lynch, which has regularly advised LSC on financial matters since its inception. Representatives of S&C were also in attendance at this meeting.

The Quad/Graphics board of directors and senior management in the ordinary course of business regularly review and evaluate the possibility of pursuing disciplined acquisitions as part of their ongoing efforts to strengthen and grow Quad/Graphics business and enhance shareholder value. Beginning in 2010 and continuing today, Quad/Graphics saw an opportunity to participate in industry consolidation in response to economic and industry pressures following the recession of 2008 and 2009, which severely impacted print volumes. Through a series of acquisitions, Quad/Graphics has been able to enhance and expand its product offerings, while improving capacity utilization, pulling out costs and transitioning work to more efficient facilities. In addition to the foregoing, the seismic shifts in today’s multichannel marketing environment provided the opportunity for Quad/Graphics to expand its offering as a marketing solutions provider by utilizing its strong print foundation as part of a much larger, robust integrated marketing platform that helps marketers and content creators improve the efficiency and effectiveness of their marketing spend across offline and online media channels. As part of this strategy, Quad/Graphics identified LSC as a potential value-driven industry acquisition candidate.

In December 2017 and January 2018, Quad/Graphics engaged J.P. Morgan and BDT & Company, LLC (which we refer to as “BDT”) as its financial advisors to assist Quad/Graphics in connection with a potential transaction with LSC.

On May 14, 2018, the Quad/Graphics board of directors met to discuss a potential strategic combination of Quad/Graphics and LSC, including the potential merits and risks of such a combination. At the meeting, the Quad/Graphics board authorized J. Joel Quadracci, Chairman, President and Chief Executive Officer of Quad/Graphics, to reach out to LSC regarding a potential transaction involving the companies.

On May 15, 2018, Thomas J. Quinlan, III, the Chairman, President and Chief Executive Officer of LSC, received an email from Mr. Quadracci to request a telephone call. Mr. Quinlan and Mr. Quadracci scheduled a call for the following day.

On May 16, 2018, Mr. Quinlan and Mr. Quadracci had a telephone call, during which Mr. Quadracci expressed an interest in a potential transaction involving LSC and Quad/Graphics. No specific terms were discussed on this call. Mr. Quinlan indicated that he would discuss the matters raised by Mr. Quadracci with the LSC board of directors.

At approximately the same time, Quad/Graphics contacted its outside counsel, Foley & Lardner LLP (which we refer to as “F&L”), regarding a potential strategic combination of Quad/Graphics and LSC.

On May 17, 2018, the LSC board of directors held a regularly scheduled board meeting, with representatives from LSC management also in attendance. At the meeting, Mr. Quinlan discussed his conversation with Mr. Quadracci. The LSC board of directors expressed a willingness to consider a proposal by Quad/Graphics should such a proposal be forthcoming. LSC thereafter retained S&C in connection with its consideration of a potential transaction with Quad/Graphics.

Also on May 17, 2018, Mr. Quadracci and Mr. Quinlan had a telephone call, during which Mr. Quinlan indicated that the LSC board of directors is willing to consider a proposal by Quad/Graphics. Mr. Quadracci indicated that Quad/Graphics would prepare a proposal to be presented to the LSC board of directors and send an initial draft of a mutual confidentiality agreement for LSC to review.

On May 21, 2018, Mr. Quinlan informed certain members of the LSC board of directors of his conversation with Mr. Quadracci.

Also on May 21, 2018, Suzanne S. Bettman, the Chief Administrative Officer and General Counsel of LSC, received a telephone call from Jennifer J. Kent, the Executive Vice President of Administration and General Counsel of Quad/Graphics, during which Ms. Kent indicated that Quad/Graphics had prepared an initial draft of a mutual confidentiality agreement without a standstill provision, which she would send to Ms. Bettman to review with legal counsel.

Between May 21, 2018 and May 23, 2018, LSC and Quad/Graphics negotiated a mutual confidentiality agreement in order to exchange certain of their respective confidential and proprietary information. Among other terms, the confidentiality agreement contained a standstill obligation prohibiting each party, directly or indirectly through intermediaries, for a specified period and subject to certain exceptions, from participating in an acquisition of securities of the other party, soliciting any proxies with respect to the voting of any common stock of the other party or seeking to influence, advise or control the board of directors of the other party, in each case without the written consent of the board of directors of such other party. LSC executed the confidentiality agreement on May 23, 2018, and Quad/Graphics countersigned the agreement on May 24, 2018.

On May 24, 2018, Mr. Quadracci and Mr. Quinlan met. At that meeting, Mr. Quadracci indicated that the Quad/Graphics board of directors supported pursuing a potential transaction involving LSC and Quad/Graphics. Although no specific proposal was discussed, including with respect to price and valuation of LSC, Mr. Quadracci indicated that he expected the consideration for the transaction would consist primarily of Quad/Graphics class A common stock and Quad/Graphics would retain its dual class structure. Mr. Quadracci also indicated that the Quad/Graphics board of directors would discuss appointing certain members of the current LSC board of directors to the Quad/Graphics board in connection with the transaction. Mr. Quadracci requested a meeting with Mr. Quinlan, Andrew B. Coxhead, the Chief Financial Officer of LSC, and David Honan, the Executive Vice President and Chief Financial Officer of Quad/Graphics, to discuss certain financial information. Mr. Quadracci also informed Mr. Quinlan that Quad/Graphics had retained J.P. Morgan as its financial advisor and F&L as its legal counsel. Mr. Quinlan advised Mr. Quadracci that he would update the LSC board of directors on his conversation with Mr. Quadracci.

Later on May 24, 2018, the LSC board of directors held a board meeting, with members of LSC’s management and representatives from S&C also in attendance. At the meeting, Mr. Quinlan provided the LSC board of directors with an update regarding his conversation with Mr. Quadracci. The representatives of S&C also reviewed with the LSC board of directors its fiduciary duties in connection with their consideration of a potential transaction with Quad/Graphics. The LSC board of directors asked Mr. Quinlan questions regarding the meeting with Mr. Quadracci and discussed additional considerations in connection with the potential transaction with Quad/Graphics. The LSC board of directors determined that Mr. Quinlan should contact Mr. Quadracci on or around June 1, 2018 to request additional information as to the proposed terms for a potential transaction with Quad/Graphics and that no non-public information should be shared until such additional information was received. At this meeting, the LSC board of directors also discussed the engagement of a financial advisor to LSC in connection with the potential transaction with Quad/Graphics, and the LSC board of directors authorized Mr. Quinlan to contact BofA Merrill Lynch to discuss BofA Merrill Lynch serving, and subject to a review of any potential conflicts, to engage BofA Merrill Lynch to serve, as financial advisor to LSC.

On May 29, 2018, Mr. Quinlan, Mr. Coxhead and Ms. Bettman held a telephone call with a representative, of BofA Merrill Lynch with regard to the possible engagement of BofA Merrill Lynch to serve as LSC’s financial advisor in connection with a potential transaction with Quad/Graphics. Following this discussion and after BofA Merrill Lynch provided LSC with information regarding certain corporate and investment banking relationships, BofA Merrill Lynch began advising LSC on these matters. On June 9, 2018, LSC confirmed BofA Merrill Lynch’s engagement as LSC’s financial advisor by executing an engagement letter.

On May 31, 2018, Mr. Quadracci and Mr. Quinlan had a telephone call, during which Mr. Quinlan indicated that while the LSC board of directors believes in the rationale of a potential transaction with Quad/Graphics and that substantial synergies would accrue to LSC’s stockholders, before it was prepared to share non-public information with Quad/Graphics, the LSC board of directors requested that Quad/Graphics provide an indication of interest that described Quad/Graphics’ assumptions, a proposed transaction structure and price and took into account the initiatives that LSC has implemented but have not yet been reflected in the stock price of LSC. Mr. Quadracci then requested a telephone call between Mr. Coxhead and Mr. Honan, which was scheduled for the following day but would be limited to a discussion of publicly available information only. On June 1, 2018, Mr. Quinlan informed the LSC board of directors of his conversation with Mr. Quadracci and indicated that he expected that Quad/Graphics would provide a non-binding indication of interest to LSC in the next two weeks.

On June 1, 2018, Mr. Coxhead and Mr. Honan had a telephone call, during which Mr. Coxhead and Mr. Honan discussed information with regard to, among other things, the treatment of LSC’s equity awards upon a change of control, amounts payable to LSC’s management upon a change of control and multi-employee pension plans liability.

On June 5, 2018, the Quad/Graphics board of directors met to further discuss a potential strategic combination of Quad/Graphics and LSC and reviewed the synergy analysis prepared by Quad/Graphics management relating to such a combination as well as a preliminary analysis of the financing that would be required to consummate it. At the meeting, the Quad/Graphics board of directors authorized Mr. Quadracci to continue discussions with Mr. Quinlan and to present LSC with an indication of interest regarding a potential transaction. Throughout the transaction process, Mr. Quadracci and other members of Quad/Graphics’ senior management team updated the Quad/Graphics board of directors on a regular basis as well as upon the occurrence of significant developments regarding the potential transaction.

Following the board meeting on June 5, 2018, Mr. Quinlan and Mr. Quadracci had a telephone call, during which Mr. Quadracci indicated that Quad/Graphics would like to provide a written non-binding indication of interest to LSC but could not do so without LSC Board permission because of the obligations of the standstill provision in the confidentiality agreement.

On June 7, 2018, Mr. Quadracci and Mr. Quinlan had a telephone call, during which Mr. Quinlan informed Mr. Quadracci that in response to Quad/Graphics’ request for a waiver of the standstill provision in order to permit Quad/Graphics to provide a private, written proposal as to the terms of a potential transaction, Mr. Quinlan scheduled a meeting of the board of directors of LSC for Monday, June 11, 2018 to discuss and consider consenting to such a waiver. Mr. Quadracci indicated that if the waiver was granted he would provide a written proposal to Mr. Quinlan on Monday evening following the LSC board of directors meeting.

On June 11, 2018, the LSC board of directors held a meeting, with members of LSC management and representatives of S&C also in attendance. At the meeting, Mr. Quinlan provided the LSC board of directors with an update regarding his recent conversations with Mr. Quadracci. Mr. Quinlan informed the LSC board of directors that Mr. Quadracci indicated that Quad/Graphics would like to submit a written non-binding indication of interest to the LSC board. Mr. Quinlan further informed the LSC board of directors that the confidentiality agreement between LSC and Quad/Graphics contained a customary standstill provision that prohibited Quad/Graphics from providing such an indication of interest unless consented to by the LSC board. The LSC board of directors discussed the request for a one-time waiver of such standstill obligation, and following such discussion, the LSC board of directors approved the one-time waiver of the standstill obligation to permit Quad/Graphics to provide a private, written proposal as to the terms of a potential transaction.

Immediately following the conclusion of the meeting of the LSC board of directors on June 11, 2018, Mr. Quinlan sent an email to Mr. Quadracci, informing Mr. Quadracci that the LSC board of directors authorized a one-time waiver of the standstill provision to permit Quad/Graphics to provide a private written proposal as to the terms of a potential transaction to the LSC board.

In response to Mr. Quinlan’s email, also on June 11, 2018, Mr. Quadracci, Mr. Honan, Mr. Quinlan and Mr. Coxhead had a telephone call, during which Mr. Quadracci and Mr. Honan conveyed the terms of a proposal for a potential transaction involving LSC and Quad/Graphics. At the beginning of the call, Mr. Quadracci, on behalf of Quad/Graphics, provided Mr. Quinlan with a written, non-binding indication of interest for a potential transaction involving LSC and Quad/Graphics, which reflected the terms discussed during the call. Such indication of interest included (i) a stock-for-stock merger transaction structure based on a fixed exchange ratio to be set at a 5% premium to LSC’s stock price, (ii) maintenance of Quad/Graphics’ dual class common stock structure, with its low vote, class A common stock to be issued as consideration to LSC stockholders in connection with the potential transaction, (iii) Quad/Graphics’ view that the proposed transaction would result in value creation of at least 25% to LSC stockholders after considering the value of the potential synergies, which Quad/Graphics believed would be between $100 and $150 million on an annual basis and (iv) the payment of up to $100 million special dividend to Quad/Graphics shareholders prior to consummation of the merger.

On June 14, 2018, the LSC board of directors held a meeting, with members of LSC management and representatives of S&C and BofA Merrill Lynch also in attendance. At the meeting, Mr. Quinlan provided the LSC board of directors with an update with regard to the potential transaction with Quad/Graphics and an overview of the non-binding indication of interest received on June 11, 2018 from Quad/Graphics. The representatives of BofA Merrill Lynch reviewed the terms of the proposal, including the valuation of LSC implied by the proposal, provided a comparison of LSC and Quad/Graphics on certain performance metrics and discussed the potential financial benefits of a combination with Quad/Graphics as compared to LSC’s standalone strategy. The representatives of S&C reviewed the LSC board’s fiduciary duties in connection with their consideration of a potential transaction with Quad/Graphics. The representatives of BofA Merrill Lynch also reviewed potential next steps with regard to responding to the proposal. The LSC board of directors discussed the terms of the proposal and the potential alternatives regarding a response. After such discussion, the LSC board of directors determined that the non-binding indication of interest from Quad/Graphics undervalued LSC, and determined that Mr. Quinlan should respond to Mr. Quadracci rejecting the proposal, emphasizing that any future proposal from Quad/Graphics should be at a meaningfully higher value.

On June 15, 2018, Mr. Quinlan called Mr. Quadracci, during which Mr. Quinlan informed Mr. Quadracci that the LSC board of directors determined that Quad/Graphics’ non-binding indication of interest was an insufficient basis to proceed with the evaluation of a potential transaction with Quad/Graphics, and that if Quad/Graphics were to deliver any future proposal to LSC, it would need to include a meaningfully higher value to LSC stockholders and provide detail on deal certainty and governance matters.

On June 18, 2018, Mr. Quadracci and Mr. Quinlan had a telephone call, during which Mr. Quadracci indicated that Quad/Graphics was willing to increase the premium previously offered in its non-binding indication of interest from 5% to 10% of LSC’s stock price. Mr. Quadracci indicated that Quad/Graphics would not provide for any seats on its board for existing LSC board members, and detail surrounding deal certainty would be discussed in person. Mr. Quinlan responded that the proposed premium of 10% was not a significant enough increase in the premium for him to raise with the LSC board. On June 19, 2018, Mr. Quinlan informed the LSC board of directors of this discussion with Mr. Quadracci.

On June 20, 2018, representatives of BofA Merrill Lynch, J.P. Morgan and BDT, at the direction of their respective clients, held a teleconference to discuss their respective valuations of LSC.

On July 3, 2018, Mr. Quadracci called Mr. Quinlan during which Mr. Quadracci informed Mr. Quinlan that while Quad/Graphics could not increase its offer of a 10% premium to LSC’s stock price he would like to maintain an open line of communication. Mr. Quinlan indicated that unless Mr. Quadracci provides an offer that LSC views as actionable, LSC would not be open to any further communication regarding a potential transaction. On the same day, Mr. Quinlan informed the LSC board of directors of this discussion with Mr. Quadracci.

On July 16 and 17, 2018, the Quad/Graphics board of directors, at a regularly scheduled meeting, received an update of the status of discussions with LSC.

On July 18, 2018, Mr. Quinlan and Mr. Quadracci had a telephone call, during which Mr. Quadracci inquired about the potential sale of LSC’s European operations and discussed acquiring LSC at a fixed exchange ratio.

On July 19, 2018, the LSC board of directors held a regularly scheduled board meeting, with representatives from LSC management also in attendance. At the meeting, Mr. Quinlan provided the LSC board of directors with an update regarding his recent conversations with Mr. Quadracci.

On July 25, 2018, Mr. Quinlan and Mr. Quadracci had a telephone call, during which Mr. Quadracci indicated that the sale of LSC’s European operations could affect the potential synergies of a potential transaction between LSC and Quad/Graphics. Mr. Quadracci requested a meeting among Mr. Quinlan, Mr. Coxhead, Mr. Honan and himself with a representative of BofA Merrill Lynch and J.P. Morgan also present to discuss potential synergies that might result from the potential transaction. Mr. Quinlan informed Mr. Quadracci that Quad/Graphics would need to provide a written proposal as to the terms of a potential transaction before he would request authority from the LSC board of directors to schedule such a meeting. Mr. Quadracci stated that he would be willing to provide a revised proposal, and Mr. Quinlan indicated that he would request that the LSC board of directors consent to another waiver of the standstill provision in order to permit Quad/Graphics to provide a private, written proposal as to the terms of a potential transaction. Mr. Quadracci and Mr. Quinlan also agreed that Quad/Graphics would consider a more specific offer after both parties released their earnings results for the second quarter ended June 30, 2018. On August 1, 2018, Quad/Graphics announced its financial and operating results for the second quarter ended June 30, 2018 and filed its Quarterly Report on Form 10-Q with the SEC, and on August 2, 2018, LSC announced its financial and operating results for the second quarter ended June 30, 2018 and filed its Quarterly Report on Form 10-Q with the SEC.

On August 1, 2018, the LSC board of directors held a meeting, with members of LSC management and representatives of S&C also in attendance. At the meeting, Mr. Quinlan provided the LSC board of directors with an update regarding his recent conversations with Mr. Quadracci. Mr. Quinlan informed the LSC board of directors that Mr. Quadracci indicated an interest in submitting a revised written non-binding proposal to the LSC board of directors that Mr. Quadracci believed would be actionable by LSC board. Mr. Quinlan reminded the LSC board of directors that the confidentiality agreement between LSC and Quad/Graphics contained a customary standstill provision that prohibited Quad/Graphics from providing such a written proposal unless consented to by the LSC board. The representatives of S&C reviewed the LSC board’s fiduciary duties in connection with their consideration of a potential transaction with Quad/Graphics. The LSC board of directors discussed the request for a one-time waiver of such standstill obligation, and following such discussion, the LSC board of directors approved the one-time waiver of the standstill obligation to permit Quad/Graphics to provide a private, written proposal as to the terms of a potential transaction.

On August 10, 2018, the Quad/Graphics board of directors met and, among other things, received a status update with respect to a potential combination with LSC, including an update of LSC’s financial outlook as well as an analysis of what LSC would look like following the sale of its European operations. Senior management also discussed with the Quad/Graphics board its analysis of the potential synergies that could be achieved in a combination with LSC. At the conclusion of the meeting, the Quad board authorized management to continue its discussions with LSC and to send LSC a written proposal.

Following the Quad/Graphics board of directors meeting on August 10, 2018, Mr. Quadracci, on behalf of Quad/Graphics, provided Mr. Quinlan with a non-binding proposal for a potential transaction involving LSC and

Quad/Graphics. Such proposal included (i) a stock-for-stock merger transaction structure in which LSC stockholders would receive a fixed exchange ratio of 0.6434 shares of Quad/Graphics’ class A common stock for each share of LSC common stock, which based on Quad/Graphics’ stock price of $21.76 per share on August 10, 2018 represented a premium of 20% to LSC’s stock price of $11.67 on August 10, 2018, (ii) LSC stockholders would own approximately 30% of Quad/Graphics after the merger, (iii) Quad/Graphics would consider increasing the size of the Quad/Graphics board of directors to include up to two additional LSC directors, (iv) LSC and Quad/Graphics would agree to use reasonable best efforts to secure all necessary regulatory approvals within a 12 month period and (v) an assumption of the potential synergies of $140 million annually after estimated one-time costs of approximately $200 million to achieve such synergies.

On August 17, 2018, the LSC board of directors held a meeting, with members of LSC management and representatives of S&C and BofA Merrill Lynch also in attendance. The representatives from S&C reviewed the LSC board’s fiduciary duties in connection with their consideration of a potential transaction with Quad/Graphics. Mr. Quinlan then provided the LSC board of directors with a preliminary overview of the non-binding proposal received on August 10, 2018 and updated the LSC board of directors with respect to his discussions with Mr. Quadracci. The representatives of BofA Merrill Lynch then reviewed the terms of the August 10, 2018 non-binding proposal and compared the elements of such proposal to the June 11, 2018 non-binding proposal, including the proposed exchange ratio, premium to the current LSC stock price, synergy assumptions, post-closing governance arrangements and regulatory risk allocation. The representatives of BofA Merrill Lynch also discussed LSC’s 2018 stock price performance, an analysis of the exchange ratio over time and relative market metrics of LSC and Quad/Graphics on a side-by-side basis. The representatives of BofA Merrill Lynch also provided an illustrative model showing the financial benefits that could result from a potential transaction, and representatives of BofA Merrill Lynch, Mr. Quinlan and Mr. Coxhead discussed LSC’s estimates of potential synergies from the transaction. The LSC Board, management and advisors then discussed potential next steps with regard to responding to the proposal, including with respect to the proposed exchange ratio, regulatory considerations and deal certainty. Following such discussion, the LSC board of directors authorized members of LSC management and the representatives of BofA Merrill Lynch to continue to discuss deal certainty and the exchange ratio with Quad/Graphics and to schedule a meeting with Quad/Graphics to discuss potential synergies.

On August 20, 2018, representatives of BofA Merrill Lynch, J.P. Morgan and BDT held a teleconference to discuss the terms of Quad/Graphics’ August 10, 2018 non-binding proposal and potential synergies that might result from the potential transaction. BofA Merrill Lynch informed J.P. Morgan that LSC believed the synergies would be higher and expected an exchange ratio in excess of 0.700x. The representatives of BofA Merrill Lynch, J.P. Morgan and BDT also discussed certain regulatory considerations relating to the potential transaction, and BofA Merrill Lynch indicated, at the direction of LSC, that in addition to the regulatory efforts requirements, LSC would expect to receive a reverse termination fee in the event regulatory approval of the proposed transaction is not received.

On August 24, 2018, the LSC board of directors held a teleconference discussion with members of LSC management and representatives of S&C and BofA Merrill Lynch. Mr. Quinlan provided an update of discussions with Quad/Graphics since the last meeting of the LSC board of directors and informed the LSC board of directors that members of management of LSC and S&C were discussing various regulatory related matters. The LSC board, management of LSC and representatives of BofA Merrill Lynch also discussed logistics and the attendees for a meeting between LSC and Quad/Graphics regarding potential synergies that might result from the potential transaction.

On August 28, 2018, Mr. Quinlan, Mr. Coxhead, Richard Lane, the Chief Strategy Officer of LSC, Ms. Bettman, Mr. Quadracci, Mr. Honan, Thomas J. Frankowski, Executive Vice President and Chief Operating Officer of Quad/Graphics, and Ms. Kent, with representatives of BofA Merrill Lynch, J.P. Morgan and BDT also in attendance met to discuss each company’s financial projections and the potential synergies that might result from the potential transaction.

On September 5, 2018, the Quad/Graphics board of directors met and received a status update with respect to a potential combination with LSC, including a discussion of the August 28 diligence session, an update of the relative valuations in light of LSC’s financial projections and an updated synergy analysis prepared by Quad/Graphics management. During this meeting, the Quad/Graphics board considered whether to increase the proposed exchange ratio above 0.6434x in response to the information provided in the August 28 meeting. Based on the foregoing presentations and discussion, the Quad board of directors authorized management to send LSC a revised proposal and to continue discussions with them towards a potential business combination.

On September 7, 2018, Mr. Quadracci, on behalf of Quad/Graphics, provided Mr. Quinlan with a non-binding proposal for a potential transaction involving LSC and Quad/Graphics. Such proposal included (i) a stock-for-stock merger transaction structure in which LSC stockholders would receive a fixed exchange ratio between 0.6434 and 0.7000 shares of Quad/Graphics’ class A common stock for each share of LSC common stock, (ii) a one-time special cash dividend to existing Quad/Graphics shareholders of up to $1.20 per share of common stock and an adjustment to the exchange ratio if Quad/Graphics elects to pay this dividend, (iii) a termination fee of $30 million payable by Quad/Graphics to LSC in the event that regulatory approval is not achieved after the parties have undertaken reasonable best efforts to secure all necessary regulatory approvals within 12 months following the execution of a definitive agreement between the parties and (iv) Quad/Graphics would increase the size of its board of directors to include up to two additional independent directors from the current LSC board of directors as designated by Quad/Graphics at the closing of the potential transaction.

On September 13, 2018, the LSC board of directors held a meeting, with members of LSC management and representatives of S&C and BofA Merrill Lynch also in attendance. At the meeting, Mr. Quinlan provided an update on the potential transaction with Quad/Graphics, including the terms of the September 7, 2018 non-binding proposal and the recent discussion with Quad/Graphics and each party’s respective financial advisors regarding potential synergies that might result from a transaction and other financial aspects of the potential transaction. The representatives of BofA Merrill Lynch discussed the proposed terms of the September 7, 2018 non-binding proposal, including the proposed exchange ratio, the premium to LSC’s stock price, synergy assumptions, post-closing governance arrangements and regulatory considerations. The representatives of S&C then discussed how the proposed regulatory considerations may impact deal certainty. The representatives of BofA Merrill Lynch then discussed the special, one-time cash dividend that Quad/Graphics proposed to declare to its shareholders prior to the consummation of the potential transaction and the adjustments to the exchange ratio that would be effected in the event that the Quad/Graphics board decided to declare the special dividend. The LSC board of directors discussed the proposed special dividend and the potential value and other implications for LSC stockholders if the special dividend were to be paid. The representatives of BofA Merrill Lynch then reviewed the potential financial and operational benefits to LSC and Quad/Graphics of a merger between the companies based on the assumed synergies of the combined companies. The representatives of BofA Merrill Lynch also discussed LSC’s stock price outlook, the value range contemplated by the range of exchange ratios in the September 7, 2018 proposal and the proposed reverse regulatory termination fee in the context of market precedents. The representatives of S&C discussed the regulatory efforts standard proposed by Quad/Graphics of “reasonable best efforts” to obtain regulatory approval and the proposed reverse termination fee. The LSC board, management and the advisors then discussed potential next steps with regard to responding to the proposal. The LSC board of directors discussed the appropriate baseline exchange ratio at which the LSC board of directors would be willing to continue discussions, the proposed special dividend, the regulatory considerations and LSC representation on the Quad/Graphics board of directors following closing. After such discussion, the LSC board of directors authorized BofA Merrill Lynch to inform J.P. Morgan that LSC would be willing to continue discussions so long as (i) Quad/Graphics committed to an exchange ratio of 0.7000x or higher, (ii) the parties engaged in diligence on regulatory approval matters in order to inform LSC’s views as to the regulatory efforts covenant and reverse termination fee in the definitive agreement, (iii) LSC received comfort that the financial condition of the combined company could support payment of the special dividend, (iv) the parties conducted additional due diligence regarding potential synergies, (v) the parties mutually agreed to the two directors to be selected from the current LSC board to serve on the Quad/Graphics board of directors following closing and (vi) the Quad/Graphics voting trust entered into a voting agreement in connection with the execution of the definitive agreement to vote in favor of the potential transaction. Following the meeting of the LSC board of directors on September 13, 2018, BofA Merrill Lynch informed J.P. Morgan accordingly.

Also on September 13, 2018, LSC provided Quad/Graphics with unaudited forecasted financial information and then on September 17, 2018, Mr. Honan, representatives of J.P. Morgan, Mr. Coxhead and representatives of BofA Merrill Lynch held a teleconference, during which Mr. Coxhead and Mr. Honan discussed LSC’s unaudited forecasted financial information.

On September 24, 2018, the Quad/Graphics board of directors had a meeting in which they received an update regarding the status of negotiations with LSC. In connection with the update, the Quad/Graphics board further discussed the synergy analysis prepared by Quad/Graphics management and the potential terms of the financing necessary in order to consummate the potential combination. The Quad/Graphics board also discussed a timeline and certain of the other mechanics regarding a combination. During the discussion, the Quad board of directors authorized management to send LSC a revised proposal setting forth an exchange ratio of 0.7000x.

On September 24, 2018, representatives of BofA Merrill Lynch and representatives of J.P. Morgan held a call, during which J.P. Morgan informed BofA Merrill Lynch that Quad/Graphics in response to LSC’s requests was prepared to move forward on the following basis: (i) the merger agreement would include a fixed exchange ratio of 0.7000 shares of Quad/Graphics’ class A common stock, subject to confirmatory due diligence, (ii) Quad/Graphics would be permitted to declare a $1.20 per share cash dividend to its existing shareholders but would reserve the right not to proceed if payment of such dividend would no longer in the best interests of Quad/Graphics’ shareholders, (iii) two current members of the LSC board of directors would be added to Quad/Graphics board of directors to be mutually agreed between LSC and Quad/Graphics and (iv) the Quad/Graphics voting trust would enter into an agreement to vote in favor of the transaction. J.P. Morgan indicated that Quad/Graphics would like to move as quickly as possible to commence due diligence, in order to announce a transaction prior to or simultaneously with its third quarter earnings in late October.

On September 25, 2018, the LSC board of directors held a teleconference discussion with members of LSC management and representatives of S&C. Mr. Quinlan reviewed with the LSC board of directors a summary of the discussions between representatives of BofA Merrill Lynch and J.P. Morgan. Following the LSC board of directors teleconference, BofA Merrill Lynch, at the direction of LSC, verbally confirmed to J.P. Morgan the acceptance of a 0.7000x exchange ratio and asked that Quad/Graphics confirm the current terms of a potential combination in a revised written proposal.

On September 26, 2018, Mr. Quadracci, on behalf of Quad/Graphics, provided Mr. Quinlan with a revised non-binding written proposal for a potential transaction involving LSC and Quad/Graphics. Such proposal included (i) a stock-for-stock merger transaction structure in which LSC stockholders would receive a fixed exchange ratio of 0.7000 shares of Quad/Graphics’ class A common stock for each share of LSC common stock, (ii) a one-time special dividend to existing Quad/Graphics shareholders of $1.20 per share of common stock and an adjustment to the exchange ratio if Quad/Graphics elects to pay this dividend, but Quad/Graphics will retain the option to forego declaration of the dividend under certain scenarios if doing so would be mutually beneficial to the holders of LSC’s and Quad/Graphics’ common stock, (iii) two directors from the current LSC board of directors to be mutually agreed upon by LSC and Quad/Graphics, as directed by the trustees of the Quad/Graphics voting trust, would be appointed to the Quad/Graphics board of directors at the closing of the potential transaction, (iv) a voting agreement between LSC and the Quad/Graphics voting trust in support of the potential transaction at the execution of the definitive agreement or shortly thereafter and (v) a termination fee of $30 million, payable to LSC, in the event that regulatory approval is not achieved after the parties have undertaken reasonable best efforts to secure all necessary regulatory approvals within 12 months following the execution of a definitive agreement between the parties.

Also on September 26, 2018, J.P. Morgan, on behalf of Quad/Graphics, sent a mutual due diligence request list and proposed transaction timeline to BofA Merrill Lynch, and on October 1, 2018, at LSC’s direction, BofA

Merrill Lynch sent a supplemental due diligence request list to J.P. Morgan. Both parties began collecting due diligence documents to be provided to each other for review. In addition, because certain information that could be requested as part of the due diligence process might be considered competitively sensitive information, LSC and Quad/Graphics entered into a clean team confidentiality agreement on October 4, 2018, pursuant to which certain competitively sensitive information of LSC and Quad/Graphics would be made available only to each party’s outside counsel, any consultants or experts retained by outside counsel and certain specified employees of each party through a folder designated as “clean team only” in the electronic data room of LSC and Quad/Graphics, respectively.

From September 26, 2018 until the execution of the merger agreement on October 30, 2018, LSC and Quad/Graphics conducted mutual due diligence, which included conference calls with the respective management of LSC and Quad/Graphics and a review of materials made available by LSC and Quad/Graphics in electronic data rooms.

On October 5, 2018, F&L delivered to S&C an initial draft of the merger agreement. On October 6, 2018, S&C and F&L had a preliminary discussion regarding certain terms in the draft merger agreement. In particular, S&C discussed with F&L the covenant regarding obtaining regulatory approval, and language that was included in the draft which expressly provided that Quad/Graphics did not have to divest or hold separate any assets or agree to enter into other arrangements in connection with obtaining regulatory approval (which we refer to herein as the “no remedy action requirement”). Quad/Graphics position on the no remedy action requirement was premised on Quad/Graphics view of the scope of the market. S&C conveyed that in connection with using “reasonable best efforts” to obtain regulatory approval, LSC expected Quad/Graphics would agree to take certain remedy actions, if required, to obtain such approval.

On October 8, 2018, Ms. Kent spoke with Rajeev Balakrishna, the Associate General Counsel of LSC, and reiterated the position of Quad/Graphics with respect to the regulatory efforts provision set forth in the draft merger agreement.

On October 9, 2018, F&L and S&C had multiple conversations to discuss the covenant regarding obtaining regulatory approval in the draft merger agreement. Representatives of BofA Merrill Lynch and representatives of J.P. Morgan also discussed the covenant regarding obtaining regulatory approval.

Also on October 9, 2018, Mr. Honan contacted Mr. Coxhead to schedule a discussion of third quarter results, updated full year outlook and follow-up financial due diligence questions. Mr. Honan and Mr. Coxhead scheduled a meeting for October 16, 2018.

On October 11, 2018, S&C called F&L to preview the language that would be reflected in S&C’s revised draft of the merger agreement with respect to the regulatory efforts provision, specifying that the revised draft would provide that “reasonable best efforts” to obtain regulatory approval would require Quad/Graphics to agree to a certain level of remedy actions if requested by a governmental body. On October 11, 2018, S&C delivered to F&L a revised draft of the merger agreement.

On October 12, 2018, S&C delivered to F&L an initial draft of a voting and support agreement proposed to be entered into with the trustees of the Quad/Graphics voting trust in connection with the proposed transaction.

On October 12, 2018, the Quad/Graphics board of directors met, which meeting was also attended by Quad/Graphics senior management as well as F&L, J.P. Morgan and BDT. The Quad/Graphics’ board received and discussed presentations on the proposed financing plan in order to consummate the potential combination with LSC, the ongoing due diligence investigation, the synergy analysis prepared by Quad/Graphics management and updates thereto and key transaction terms, including LSC’s perspective on the above-noted regulatory approval provisions of the draft merger agreement and the status of negotiations on such provisions.

On October 12, 2018, Mr. Quadracci advised Mr. Quinlan that the proposed terms of the regulatory efforts covenant in S&C’s revised draft of the merger agreement were unacceptable to the Quad/Graphics board of directors. Between October 12, 2018 and October 14, 2018, certain members of management of each of LSC and Quad/Graphics had various telephone calls with respect to the proposed terms of the regulatory approval covenant and the proposed amount of the reverse termination fee.

On October 14, 2018, S&C, on behalf of LSC, delivered to F&L a revised written proposal relating to the covenant regarding obtaining regulatory approval in the draft merger agreement, which provided for a reverse termination fee of $60 million, and required Quad/Graphics to take a certain level of remedy actions if requested by a governmental body, which was a lesser level than previously proposed by LSC. On the morning of October 15, 2018, at the direction of LSC, BofA Merrill Lynch discussed this proposal with J.P. Morgan.

On October 15, 2018, F&L, on behalf of Quad/Graphics, delivered to S&C a response to LSC’s written proposal of October 14, 2018, which (i) provided that Quad/Graphics would not be required to take any remedy actions, but Quad/Graphics would agree to consider in good faith whether to agree to such remedy actions if required to obtain regulatory approval from a governmental body, and (ii) rejected a reverse termination fee of $60 million.

On October 15, 2018, Mr. Quinlan advised Mr. Quadracci that the financial due diligence meeting scheduled to take place on October 16, 2018 would be cancelled in light of the impasse regarding the regulatory efforts covenant and amount of the reverse termination fee.

On October 17, 2018, Ms. Kent and Ms. Bettman had a telephone call, during which they discussed the regulatory efforts covenant and amount of the reverse termination fee.

On October 17, 2018, the LSC board of directors held a meeting, with members of LSC management and representatives of S&C also in attendance. At the meeting, Mr. Quinlan provided an update on the potential transaction with Quad/Graphics, including the mutual due diligence review and merger agreement discussions. Mr. Quinlan then discussed that in connection with the exchange of the first drafts of the merger agreement, the parties identified a material issue with respect to the allocation of risk in respect of obtaining regulatory approval for the potential transaction and that due to this issue LSC was not at this time in active discussion with Quad/Graphics. Mr. Quinlan then summarized the regulatory related issues. The representatives of S&C reviewed the LSC board’s fiduciary duties in connection with their consideration of a potential transaction with Quad/Graphics. The representatives of S&C then reviewed the terms of the proposals exchanged between LSC and Quad/Graphics with regard to the regulatory related issues and the LSC board discussed such proposals. There was discussion regarding the antitrust issues with respect to the potential transaction with Quad/Graphics. Representatives of BofA Merrill Lynch were then invited to join the meeting. Mr. Coxhead then reviewed with the LSC board of directors third quarter results that were below previously announced guidance as well as Wall Street consensus. Mr. Coxhead discussed that LSC was considering a downward revision to its full year 2018 guidance and that management would discuss the third quarter results and any revisions to guidance and five year projections at an LSC board meeting on October 20, 2018. Following discussion with regard to third quarter results, the representatives of BofA Merrill Lynch discussed Quad/Graphics’ expectations with regard to financing of the potential transaction and that in connection with such financing Quad/Graphics expected to incur significant financing fees. The representatives of BofA Merrill Lynch then discussed the regulatory approval efforts covenant and reverse termination fee amounts in precedent transactions, explaining that the size of the reverse termination fee is often dependent on the level of regulatory efforts in the definitive agreement. Mr. Quinlan then discussed next steps, including a subsequent meeting of the LSC board of directors for October 20, 2018, during which the LSC board of directors would receive any updates on discussions regarding the regulatory efforts and the reverse termination fee and a more detailed discussion regarding the third quarter financial results and the updated forecasts.

On October 18, 2018, the Quad/Graphics board of directors met again and received an update on the status of negotiations with LSC on the above-noted regulatory approval provisions of the draft merger agreement.

On October 18, 2018, F&L, on behalf of Quad/Graphics, delivered to S&C a response with regard to the covenant regarding obtaining regulatory approval and the amount of the reverse termination fee. The response indicated that Quad/Graphics would agree either to pay a reverse termination fee of $40 million, with no obligation to take any remedy actions, or to take certain remedial actions but not pay a reverse termination fee.

On October 19, 2018, S&C, on behalf of LSC, delivered to F&L a response with regard to the covenant regarding obtaining regulatory approval and the amount of the reverse termination fee. The response included two alternatives, in each case requiring certain remedy options and a reverse termination fee. After review of LSC’s response, Quad/Graphics rejected both alternatives proposed by LSC and indicated that it would accept either a remedy action requirement or a reverse termination fee, but not both terms.

On October 20, 2018, the LSC board of directors held a meeting, with members of LSC management and representatives of S&C and BofA Merrill Lynch also in attendance. At the meeting, Mr. Quinlan provided the LSC board of directors with an overview of the latest view of management’s five-year projections and the general state of the business. Mr. Coxhead then discussed the long range projection update, as further detailed in the section entitled “The Merger—Certain Unaudited Prospective Financial Information”, beginning on page 100. Mr. Quinlan and Ms. Bettman provided an update on the discussions between LSC and Quad/Graphics regarding the regulatory approval efforts covenant and the amount of the reverse termination fee and the implications of the regulatory approval efforts covenant and related reverse termination fee on deal certainty. Ms. Bettman and representatives of S&C then discussed the most recent proposal received from Quad/Graphics on October 18, 2018. LSC management and LSC’s advisors discussed with the LSC board of directors additional information on the economics of the reverse termination fee, the commitment to the potential transaction that Quad/Graphics has shown by its willingness to incur transaction and financing expenses, regulatory provisions included in precedent transactions, and the provision in the merger agreement obligating the parties to litigate any legal proceeding challenging the merger before terminating the merger agreement and paying the reverse termination fee. The LSC board of directors discussed their views on Quad/Graphics proposal regarding the regulatory approval efforts covenant and the reverse termination fee and directed management of LSC and its advisors to (i) accept Quad/Graphics’ proposal that would provide for no remedy action requirement but would require Quad/Graphics pay a $45 million reverse termination fee if regulatory approval was not obtained or the agreement was terminated under other circumstances related to not obtaining regulatory approval, (ii) provide third quarter results and revised five-year projections to Quad/Graphics and (iii) continue to negotiate the terms of the merger agreement and voting and support agreement with Quad/Graphics and its advisors.

Following the meeting of the LSC board of directors on October 20, 2018, Mr. Quinlan and Ms. Bettman telephoned Mr. Quadracci and Ms. Kent and confirmed LSC’s willingness to proceed on the basis of Quad/Graphics’ proposal that would provide for no remedy action requirement but would require Quad/Graphics pay a $45 million reverse termination fee if regulatory approval was not obtained, and requested that the financial due diligence meeting, originally scheduled for October 16, 2018 but cancelled due to the parties’ previous impasse on the regulatory provisions in the merger agreement, be held the following day. Also on October 20, 2018, LSC and Quad/Graphics exchanged their respective third quarter results and updated five-year projections, which are further detailed in the section entitled “The Merger—Certain Unaudited Prospective Financial Information”, beginning on page 100, and Quad/Graphics provided LSC with a summary of its updated estimate of expected synergies. The updated LSC five-year projections reflected lower anticipated results than the projections provided to Quad/Graphics in September.

On October 21, October 22 and October 23, 2018, LSC and Quad/Graphics held teleconferences to discuss each companies’ revised projections, as well as due diligence findings and the related effects on the anticipated synergies that could be achievable in the potential transaction. Following these teleconferences, Mr. Quadracci and Mr. Honan informed the Quad/Graphics board of directors of their discussions with the management of LSC, and then discussed the same with J.P. Morgan, including the effect this information may have on the proposed exchange ratio.

From October 22, 2018 to October 30, 2018, as part of the ongoing due diligence efforts, members of management and legal teams, including subject matter experts, of LSC and Quad/Graphics held conference calls regarding their respective businesses to facilitate the evaluation of the transaction and continued to exchange due diligence materials.

On October 22, 2018, F&L delivered to S&C a revised draft of the merger agreement. The material open issues in the revised draft included: (i) interim operating covenants and post-closing covenants relating to employee benefit matters, (ii) the number of current members of the LSC board of directors that would be appointed to the Quad/Graphics board, (iii) the timing and financial parameters around the special dividend, (iv) the terms of the no shop provision, including the definition of superior proposal, (v) the scope of LSC’s cooperation with respect to Quad/Graphics’ financing plans and (vi) the treatment of LSC’s indebtedness. Following receipt of the revised draft, the parties and their respective financial and legal advisors had multiple discussions on the terms of the merger agreement.

On October 24, 2018, J.P. Morgan telephoned BofA Merrill Lynch to advise that due to third quarter performance and the lower projections presented by LSC, Quad/Graphics was lowering the fixed exchange ratio it was willing to pay for each share of LSC common stock from 0.7000 to 0.6000 shares of Quad/Graphics class A common stock for every share of LSC common stock. Later on October 24, 2018, the LSC board of directors, representatives of S&C and BofA Merrill Lynch and members of LSC management met prior to the October 25 board meeting. Mr. Quinlan and representatives from BofA Merrill Lynch provided the LSC board of directors with an update on the latest proposal from Quad/Graphics. The representatives of S&C reviewed with the LSC board of directors its fiduciary duties in connection with their consideration of a potential transaction with Quad/Graphics. The representatives of S&C also discussed and answered questions regarding the regulatory process in connection with the potential transaction with Quad/Graphics.

On the morning of October 25, 2018, the Quad/Graphics board of directors held a meeting. Members of Quad/Graphics management, as well as representatives of J.P. Morgan and BDT, were also in attendance. Mr. Quadracci updated the Quad/Graphics board of directors on the events and developments since the prior meeting of the Quad/Graphics board, including the economic discussions with LSC on October 22. During the meeting, representatives from J.P. Morgan reviewed with the Quad/Graphics board of directors preliminary financial analyses with respect to a potential combination of Quad/Graphics and LSC, and, along with Quad/Graphics senior management, updated the Quad/Graphics board regarding the expected financing necessary in order to consummate a combination. Quad/Graphics management also advised the Quad/Graphics board regarding the nature and status of its financial and legal due diligence of LSC and reviewed with the Quad/Graphics board the key provisions of the current draft of the merger agreement, which had previously been provided to the Quad/Graphics board. At the meeting, the Quad/Graphics board of directors also discussed and considered Quad/Graphics management’s expectation that the merger would produce annualized net synergies of approximately $135 million through capacity rationalization, the elimination of duplicative functions, greater operational efficiencies and greater efficiencies in supply chain management, at an estimated cost to achieve of approximately $135 million. At the conclusion of the meeting, the Quad/Graphics board of directors authorized management to go back to LSC with a revised exchange ratio of 0.6000x to 0.6500x.

Also on the morning of October 25, 2018, the LSC board of directors held a regularly scheduled meeting, with members of LSC management and representatives of S&C and BofA Merrill Lynch also in attendance. At the meeting, the representatives of S&C reviewed with the LSC board of directors its fiduciary duties in connection with their consideration of a potential transaction with Quad/Graphics. The representatives of BofA Merrill Lynch then reviewed with the LSC board of directors their updated disclosure letter regarding certain of its relationships with LSC and Quad/Graphics, which had been provided to the LSC board. Mr. Coxhead then presented a financial and synergy update during which he discussed historical and projected results for LSC and Quad/Graphics as well as a synergy estimate comparison. The representatives of BofA Merrill Lynch then provided an update regarding Quad/Graphics’ proposed financing plan. Mr. Coxhead and Ms. Bettman then provided an update regarding LSC’s due diligence on Quad/Graphics. The representatives of BofA Merrill Lynch then reviewed the terms of the potential transaction with Quad/Graphics, including the proposed special cash dividend and the relative post-transaction ownership percentages for LSC’s stockholders and Quad/Graphics’ shareholders. The representatives of BofA Merrill Lynch reviewed with the LSC board of directors the new Quad/Graphics proposal of a 0.6000x exchange ratio on October 24, 2018, which Quad/Graphics indicated was a response to LSC’s third quarter performance and updated projections, which are further detailed in the section entitled “The Merger—Certain Unaudited Prospective Financial Information”, beginning on page 100. The LSC board, LSC management and the advisors discussed the new proposed exchange ratio, the current state of the business and the market reaction that could occur if the merger agreement was not executed prior to LSC’s anticipated earnings release and updated guidance announcement scheduled to occur on November 1, 2018. There were also discussions regarding the special cash dividend and conditioning Quad/Graphics ability to pay the dividend prior to closing of the transaction upon certain financial metrics to ensure that the LSC stockholders would not receive shares in a company that is over-levered. The representatives of BofA Merrill Lynch then reviewed its financial analysis of the potential transaction the LSC board of directors and reviewed certain pro forma financial information for the combined company, including the sources and uses and pro forma capitalization and leverage of the combined company, the combined company’s pro forma income statement (including the synergies that might result from the potential transaction) and the pro forma leverage profile of the combined company. The representatives of BofA Merrill Lynch discussed other potential alternative transactions that could be available to LSC, including with potential private equity firms and strategic companies, and the financial considerations of such transactions as compared to the current proposal from Quad/Graphics. The representatives of BofA Merrill Lynch also discussed the potential sale of certain of LSC’s businesses as part of LSC’s standalone plan. The LSC board, LSC management and the advisors then discussed (i) the revised exchange ratio proposed by Quad/Graphics and possible responses, (ii) possible financial parameters around a special dividend, (iii) reiterating the request for two board seats on the Quad/Graphics board and (iv) the retention pool requested by LSC given the potential length of time between signing and closing. Following such discussions, the LSC board of directors authorized Mr. Quinlan to propose (i) a higher exchange ratio within a specified range, (ii) two board seats on the Quad/Graphics board for current members of the LSC board of directors to be mutually agreed between LSC and Quad/Graphics, (iii) financial parameters with respect to the ability of Quad/Graphics to pay the special cash dividend tied to the pro forma leverage of the combined company and (iv) an appropriately sized retention pool for LSC employees. The representatives of S&C then reviewed the material terms of the then-current draft of the merger agreement and discussed with the LSC board of directors the material open merger agreement issues, including timing and financial parameters around the special dividend, the terms of the no shop provision in the merger agreement, including the definition of a superior proposal, certain interim operating covenants, the scope of LSC’s cooperation with respect to Quad/Graphics’ financing plans, the treatment of LSC’s indebtedness, the number of members of the LSC board of directors that will be appointed to the Quad/Graphics board, the proposed termination rights and size of the termination fees and the conditions to their payment. The representatives of S&C also provided the LSC board of directors with a summary of the voting and support agreement. Ms. Bettman and the representatives of S&C then reviewed the employee compensation and benefits provisions in the merger agreement and the open issues relating to those matters. Ms. Bettman and the representatives of S&C then reviewed the communications plans with respect to the potential transaction with Quad/Graphics.

Following the companies’ respective board meetings, on October 25, 2018, Mr. Quinlan and Mr. Quadracci had a telephone call, during which Mr. Quinlan informed Mr. Quadracci of LSC’s responses with respect to open issues discussed at the meeting of the LSC board of directors earlier that day. Mr. Quinlan responded that, among other things, the LSC board was requesting an exchange ratio of 0.6500x. Mr. Quadracci rejected this offer, but proposed an exchange ratio of 0.6250x. Mr. Quinlan, on behalf of LSC, agreed to this exchange ratio, subject to satisfactory resolution of remaining outstanding issues. Later on October 25, 2018, F&L delivered to S&C a revised draft of the voting and support agreement.

On October 26, 2018, S&C delivered to F&L a revised draft of the merger agreement, and S&C and F&L continued to exchange drafts of the merger agreement and voting and support agreement until October 30, 2018 to resolve the final open issues related to the merger agreement and voting and support agreement. The material open issues that were resolved during this time period included the terms of the no shop provision in the merger agreement, including the definition of a superior proposal, certain interim operating covenants, the scope of LSC’s cooperation with respect to Quad/Graphics’ financing plans, the treatment of LSC’s indebtedness, the number of members of the LSC board of directors that will be appointed to the Quad/Graphics board of directors, the obligation of each party to hold a meeting for the vote of its shareholders irrespective of any change of recommendation of such party’s board, the proposed termination rights and size of the termination fees and the conditions to their payment, interim and post-closing employee benefit covenants and the size of the retention pool.

On October 27, 2018, Ms. Kent and representatives of F&L discussed the proposed terms of the voting and support agreement with the trustees of the Quad/Graphics voting trust. On that day, S&C also distributed to F&L a revised draft of that agreement.

On October 28, 2018, the LSC board of directors held a meeting, with members of LSC management and representatives of S&C and BofA Merrill Lynch also in attendance. At the meeting, Mr. Quinlan provided an update on the status of negotiations with Quad/Graphics regarding the potential transaction, noting that the parties had agreed on an exchange ratio of 0.6250x, two board seats for LSC directors, a leverage test in order for Quad/Graphics to pay the special dividend, but that the amount of the retention bonus pool was still under discussion.

Over the course of October 29, 2018 and October 30, 2018, senior management of Quad/Graphics and representatives of F&L participated in multiple conference calls with senior management of LSC and representatives of S&C to negotiate and resolve the remaining open issues in the merger agreement, including the elimination of the Quad/Graphics special dividend. On October 30, 2018, the parties and their respective advisors resolved the major open issues in the draft merger agreement, including the amount of the retention bonus pool, subject to approval by each party’s board and final documentation. For additional information regarding the final terms of the merger agreement, see the section entitled “The Merger Agreement” beginning on page 121 and a copy of the merger agreement attached as Annex A to this joint proxy statement/prospectus.

On October 30, 2018, the LSC board of directors held a meeting, with members of LSC management and representatives of S&C and BofA Merrill Lynch also in attendance. At the meeting, Mr. Quinlan provided the LSC board of directors with an update on the negotiations between LSC and Quad/Graphics and their respective financial and legal advisors relating to the merger agreement, voting and support agreement and other related documentation. The representatives of S&C reminded the LSC board of directors of their fiduciary duties in connection with the potential transaction with Quad/Graphics. Mr. Coxhead and Ms. Bettman then provided an update on financial and legal due diligence review. The representatives of BofA Merrill Lynch then discussed the financial terms of the potential transaction with Quad/Graphics, including that Quad/Graphics was no longer seeking to pay a special cash dividend, and the relative post-transaction ownership percentages of LSC’s stockholders and Quad/Graphics’ shareholders. The representatives of BofA Merrill Lynch then reviewed with the LSC board of directors an update to the analysis previously delivered to the LSC board of directors at the meeting of the LSC board of directors on October 25, 2018. The representatives of BofA Merrill Lynch and Mr. Coxhead then updated the LSC board of directors regarding Quad/Graphics’ financing arrangements, informing the LSC board of directors that Quad/Graphics had obtained a commitment letter from J.P. Morgan to provide it with financing under its existing credit agreement so long as it meets certain leverage ratios. LSC’s management and advisors reported on the various discussions with Quad/Graphics, the management of LSC and S&C regarding such financing arrangements, whether Quad/Graphics should obtain a backstop facility from J.P. Morgan that did not contain such conditionality and the cost of such backstop. The representatives of BofA Merrill Lynch reviewed with the LSC board of directors of directors its financial analysis of the exchange ratio and delivered to the LSC board of directors of directors an oral opinion, which was confirmed by delivery of a written opinion dated October 30, 2018, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the exchange ratio provided for in the proposed merger memorialized in the merger agreement was fair, from a financial point of view, to holders of LSC common stock.

The representatives of S&C then reviewed with the LSC board of directors an updated written summary of the merger agreement and voting and support agreement and provided the LSC board of directors with an overview of the key changes made from the last draft reviewed with the LSC board, including (i) the terms of the no shop provision, including the definition of superior proposal, (ii) the provisions regarding cooperation in Quad/Graphics’ financing efforts, (iii) the termination fee of $12.5 million and expense reimbursement of up to $2 million to be paid by LSC in certain circumstances and (iv) LSC’s remedies in the event that Quad/Graphics did not hold a special meeting for its shareholders to approve the issuance of shares as consideration in connection with the potential transaction. Ms. Bettman and the representatives of S&C also reviewed the employee compensation and benefits provisions in the merger agreement and disclosure schedules, including the agreed retention pool. After considering and discussing the foregoing and the proposed terms of the merger agreement, and taking into consideration the factors described in the sections entitled “The Merger—LSC’s Reasons for the Merger and Recommendation of the LSC board of directors of Directors” and “The Merger—Certain Unaudited Prospective Financial Information”, beginning on page 87 and 100, respectively, the members of the LSC board of directors (i) determined that the merger is fair and in the best interests of, LSC and its stockholders, (ii) approved and declared advisable the merger agreement, the voting and support agreement, the merger and the other transactions contemplated by the merger agreement and (iii) recommended adoption of the merger agreement to the stockholders of LSC.

On October 30, 2018, the Quad/Graphics board of directors held a meeting. Members of Quad/Graphics management, as well as representatives of J.P. Morgan, BDT and F&L, were also in attendance. During the meeting, representatives from J.P. Morgan reviewed with the Quad/Graphics board of directors its financial analyses with respect to the proposed merger with LSC and, upon the request of the Quad/Graphics board, rendered its oral opinion, which was subsequently confirmed in writing, dated October 30, 2018, that, as of October 30, 2018, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by J.P. Morgan as set forth in its opinion, the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to Quad/Graphics. Also during the meeting, representatives from F&L, together with Ms. Kent, reviewed with the Quad/Graphics board the materials summarizing the proposed substantially final terms of the merger agreement, which had previously been provided to the Quad/Graphics board. At this meeting, the Quad/Graphics board of directors also received a summary of the proposed financing for the transactions contemplated by the merger agreement. Following discussion, including the consideration of the factors described under the section entitled “The Merger—Quad/Graphics’ Reasons for the Merger and Recommendation of Quad/Graphics’ Board of Directors” beginning on page 79, the Quad/Graphics board of directors unanimously: (i) determined that the merger and the other transactions contemplated by the merger agreement are in the best interests of Quad/Graphics, (ii) approved the merger agreement, the merger and the issuance of shares of Quad/Graphics class A common stock in connection with the merger and (iii) resolved to recommend that the holders of Quad/Graphics common stock approve the issuance of shares of Quad/Graphics class A common stock in connection with the merger (i.e., the share issuance proposal). The Quad/Graphics board of directors further authorized and directed management to execute the merger agreement and also approved the financing necessary to complete the transactions contemplated by the merger agreement.

Following the LSC board of directors meeting and Quad/Graphics board of directors meeting, on October 30, 2018, the merger agreement was executed and delivered by Quad/Graphics and LSC. On the same day, Quad/Graphics executed the commitment relating to the financing necessary to complete the transactions contemplated by the merger agreement and LSC and the trustees of the Quad/Graphics voting trust and LSC executed the voting and support agreement.

Early in the morning of October 31, 2018, prior to commencement of trading on the NYSE, Quad/Graphics and LSC issued a joint press release announcing the transaction.

Quad/Graphics’ Reasons for the Merger and Recommendation of Quad/Graphics’ Board of Directors

The Quad/Graphics board of directors determined that the merger is in the best interests of Quad/Graphics and approved and declared advisable the merger agreement, the merger and the issuance of shares of Quad/Graphics class A common stock in connection with the merger. The Quad/Graphics board of directors recommends that Quad/Graphics shareholders vote “FOR” the share issuance proposal.

In reaching its decision, the Quad/Graphics board of directors consulted with Quad/Graphics management, as well as Quad/Graphics’ legal and financial advisors, and considered various information and a number of factors, weighing both perceived benefits of the merger as well as potential risks of the merger. The following discussion of the information and factors considered by the Quad/Graphics board of directors is not intended to be exhaustive. In view of the wide variety of factors considered by the Quad/Graphics board of directors in connection with its evaluation of the merger, the Quad/Graphics board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described below, individual members of the Quad/Graphics board of directors may have given different weight to different factors. The Quad/Graphics board of directors considered this information as a whole and considered overall the information and factors to be favorable to, and in support of, its determinations and recommendation. Among the material information and factors favoring the merger and the other transactions contemplated by the merger agreement considered by the Quad/Graphics board of directors were the following:

•

Quad/Graphics believes that the merger will fuel Quad/Graphics’ 3.0 transformation strategy that creates value by leveraging a strong print foundation as part of a much larger and more robust integrated marketing solutions offering by:

•	Creating a highly efficient print platform.

•	Strengthening the role of print in a multichannel media world.

•	Broadening Quad/Graphics’ client base and revenue-generating potential.

•	Quad/Graphics’ expectation that the merger will deliver cost- and time-saving opportunities for clients through:

•	Enhanced production and distribution efficiencies and flexibility from the greater scale of the combined complementary platforms.

•	Expanded logistics services and volume-driven postage savings programs, such as co-mailing.

•	Strengthened print management services and business process outsourcing.

•	The merger maintains Quad/Graphics’ long-term strategic vision by:

•	Preserving Quadracci family leadership and voting control in the company.

•	Joel Quadracci will remain as the Chairman, President and Chief Executive Officer of Quad/Graphics after the merger is consummated.

•	Quad/Graphics’ expectation that the merger will be accretive to earnings, excluding non-recurring integration costs.

•

Based on an analysis developed by Quad/Graphics’ management, annualized net synergies are expected to be approximately $135 million, and are expected to be achieved in less than 24 months after the consummation of the merger through capacity rationalization, the elimination of duplicative functions, greater operational efficiencies and greater efficiencies in supply chain management, at an estimated cost to achieve of approximately $135 million.

•	Quad/Graphics’ expectation that the merger, as well as the net synergies expected from the merger, will result in additional free cash flow generation.

•

Quad/Graphics believes that the merger will result in a more profitable company with a strong and healthy balance sheet that provides continued financial flexibility to strategically deploy capital between investing back into the business, making strategic acquisitions and returning capital to shareholders through dividends and share repurchases.

•

Quad/Graphics’ past record of successfully integrating acquisitions and realizing the projected financial goals and benefits of acquisitions and Quad/Graphics management’s belief that Quad/Graphics will be able to integrate LSC with Quad/Graphics successfully.

•

The Quad/Graphics board of directors’ knowledge of, and discussions with Quad/Graphics management and its advisors regarding, each of Quad/Graphics’ and LSC’s business operations, financial condition, earnings and prospects, taking into account LSC’s publicly-filed information and the results of Quad/Graphics’ due diligence investigation of LSC.

•	The recommendation of the merger by Quad/Graphics’ senior management team.

•

The oral opinion of J.P. Morgan rendered on October 30, 2018 and the written opinion of J.P. Morgan, dated October 30, 2018, to the Quad/Graphics board of directors to the effect that as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by J.P. Morgan as set forth therein, the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to Quad/Graphics. For additional information regarding the opinion of J.P. Morgan, see the section entitled “The Merger—Opinion of Quad/Graphics’ Financial Advisor” beginning on page 81. The full text of the written opinion of J.P. Morgan is attached as Annex C to this joint proxy statement/prospectus.

•

That the exchange ratio is fixed and will not fluctuate in the event that the market price of LSC common stock increases relative to the market price of Quad/Graphics class A common stock between the date of the merger agreement and the consummation of the merger.

•

That Quad/Graphics is not required to agree to any antitrust regulatory authorities’ imposed terms or conditions on their approvals of the merger that could adversely affect the business or financial results of Quad/Graphics following the merger.

•

That Quad/Graphics will continue to be led by the current strong, experienced Quad/Graphics management team and that the addition of two current LSC directors to the Quad/Graphics board of directors post-merger, which directors will be mutually agreed upon by LSC and Quad/Graphics, at the direction of the Quad/Graphics voting trust, will add further valuable expertise and experience and in-depth familiarity with LSC to the Quad/Graphics board of directors.

•

That there are limited circumstances in which the LSC board of directors may terminate the merger agreement or change its recommendation that LSC stockholders adopt the merger agreement proposal, and if the merger agreement is terminated by Quad/Graphics as a result of a change in recommendation of the LSC board of directors or by LSC in order to enter into a definitive agreement with a third party providing for the consummation of a superior proposal, then in each case LSC has agreed to pay Quad/Graphics a termination fee of $12.5 million plus reimburse Quad/Graphics up to $2.0 million for out-of-pocket expenses related to the merger agreement and the transactions contemplated thereby. For additional information, see the section entitled “The Merger Agreement—Termination” beginning on page 146.

The Quad/Graphics board of directors also considered and balanced against the material information and factors favoring the merger and the other transactions contemplated by the merger agreement a number of potential risks associated with the merger, including the following:

•	That the merger may not be consummated in a timely manner or at all and the potential consequences of non-consummation or delays in consummation.

•

The risk that antitrust regulatory authorities may not approve the merger or may attempt to impose terms and conditions on their approvals that could adversely affect the business and financial results of Quad/Graphics following the merger.

•

The effect that the length of time from announcement of the merger until consummation of the merger could have on the market price of Quad/Graphics class A common stock, Quad/Graphics’ operating results and the relationship with Quad/Graphics’ employees, shareholders, customers, suppliers, regulators and others who do business with Quad/Graphics.

•	That the anticipated benefits of the merger may not be realized in full or in part, including the risk that the net synergies may not be achieved or not achieved in the expected time frame.

•

That the attention of Quad/Graphics’ senior management may be diverted from other strategic priorities to implement the merger and make arrangements for the integration of LSC’s and Quad/Graphics’ operations, assets and employees following the merger.

•	That LSC stockholders may not approve the merger agreement proposal.

•	The risk that the refinancing of Quad/Graphics’ existing debt financing arrangements in connection with the merger may not ultimately be achieved at all or on the terms anticipated by Quad/Graphics.

•

That the exchange ratio is fixed and will not fluctuate in the event that the market price of Quad/Graphics class A common stock increases relative to the market price of LSC common stock between the date of the merger agreement and the consummation of the merger.

•	That there are limited circumstances in which the Quad/Graphics board of directors may terminate the merger agreement.

•

That if the merger agreement is terminated by either party because the merger has not been consummated by October 30, 2019 and the antitrust regulatory approvals of the merger have not been obtained by that time, or if a final, non-appealable order or other action of a governmental body is in effect permanently restraining, enjoining or otherwise prohibiting consummation of the merger, then Quad/Graphics has agreed to pay LSC a reverse termination fee of $45 million. For additional information, see the section entitled “The Merger Agreement—Termination” beginning on page 146.

•	The transaction costs to be incurred by Quad/Graphics in connection with the merger.

•

The risks associated with the occurrence of events that may materially and adversely affect the assets, liabilities, business, condition (financial or otherwise) or results of operations of LSC and its subsidiaries but that will not entitle Quad/Graphics to terminate the merger agreement.

•	The potential impact on the market price of Quad/Graphics class A common stock as a result of the issuance of the merger consideration to LSC stockholders.

•

That certain executive officers and directors of Quad/Graphics may have interests in the merger that may be different from, or in addition to, the interests of Quad/Graphics shareholders generally. See the section entitled “The Merger—Interests of Quad/Graphics’ Executive Officers and Directors in the Merger” beginning on page 112 for further information.

•	Various other risks described in the section entitled “Risk Factors” beginning on page 37.

The foregoing discussion of the information and factors considered by the Quad/Graphics board of directors is forward-looking in nature and should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 47.

Opinion of Quad/Graphics’ Financial Advisor

Pursuant to an engagement letter dated December 8, 2017, Quad/Graphics retained J.P. Morgan as its financial advisor in connection with the proposed merger.

At a meeting of the Quad/Graphics board of directors on October 30, 2018, J.P. Morgan rendered its oral opinion, and subsequently confirmed in writing to the Quad/Graphics board of directors that, as of that date and on the basis of and subject to the various factors, assumptions and limitations set forth in such written opinion, the exchange ratio in the merger was fair, from a financial point of view, to Quad/Graphics. We refer to the J.P. Morgan written opinion, dated October 30, 2018, as the “J.P. Morgan opinion.”

The full text of the J.P. Morgan opinion dated October 30, 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the J.P. Morgan opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the J.P. Morgan opinion. You should read the J.P. Morgan opinion carefully and in its entirety. The J.P. Morgan opinion was directed to the Quad/Graphics board of directors (in its capacity as such) in connection with (and for the purposes of) its evaluation of the proposed merger, addressed only the fairness to Quad/Graphics, from a financial point of view, of the exchange ratio in the merger, and did not address any other aspect of the merger. J.P. Morgan has expressed no opinion as to the fairness of the exchange ratio to the holders of any other class of securities, creditors or other constituencies of Quad/Graphics or as to the underlying decision by Quad/Graphics to engage in the merger. The issuance of the J.P. Morgan opinion was approved by a fairness opinion committee of J.P. Morgan. The summary of the J.P. Morgan opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The J.P. Morgan opinion does not constitute a recommendation as to how Quad/Graphics shareholders should vote with respect to the share issuance proposal or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning LSC, Quad/Graphics and the industries in which they operate;

•

compared the financial and operating performance of LSC and Quad/Graphics with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the LSC common stock and Quad/Graphics’ class A common stock;

•

reviewed certain internal financial analyses and forecasts prepared by the management of Quad/Graphics relating to the businesses of LSC and Quad/Graphics, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger (referred to in this section only as the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of LSC and Quad/Graphics with respect to certain aspects of the merger, the past and current business operations of LSC and Quad/Graphics, the financial condition and future prospects and operations of LSC and Quad/Graphics, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by LSC and Quad/Graphics or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume any obligation for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of LSC or Quad/Graphics under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Quad/Graphics’ management as to the expected future results of operations and financial condition of Quad/Graphics and LSC to which those analyses or forecasts relate. J.P. Morgan expressed no view as to those analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement. J.P. Morgan also assumed that the representations and warranties made by LSC and Quad/Graphics in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Quad/Graphics with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on LSC or Quad/Graphics or on the contemplated benefits of the merger.

The projections Quad/Graphics furnished to J.P. Morgan for LSC for the calendar years 2018 through 2027 were prepared by the management of Quad/Graphics (referred to in this section only as the “LSC projections”). The projections Quad/Graphics furnished to J.P. Morgan for Quad/Graphics for the calendar years 2018 through 2027 were prepared by the management of Quad/Graphics (referred to in this section only as the “Quad/Graphics projections”). Neither Quad/Graphics nor LSC publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

The J.P. Morgan opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, October 30, 2018. Subsequent developments may affect the J.P. Morgan opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm the J.P. Morgan opinion. The J.P. Morgan opinion is limited to the fairness, from a financial point of view, to Quad/Graphics, of the exchange ratio in the merger and J.P. Morgan has expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of Quad/Graphics or as to the underlying decision by Quad/Graphics to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of those persons relative to the exchange ratio in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Quad/Graphics class A common stock or LSC common stock will trade at any future time.

The terms of the merger agreement, including the exchange ratio, were determined through arms’ length negotiations between LSC and Quad/Graphics, and the decision to enter into the merger agreement was solely that of the Quad/Graphics board of directors, J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Quad/Graphics board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Quad/Graphics board of directors or management with respect to the merger or the exchange ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses undertaken by J.P. Morgan in connection with rendering the J.P. Morgan opinion delivered to Quad/Graphics’ board of directors on October 30, 2018 and contained in the presentation delivered to the Quad/Graphics board of directors on October 30, 2018 in connection with the rendering of J.P. Morgan’s opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and, in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of LSC and Quad/Graphics with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to LSC and Quad/Graphics.

For LSC, the companies selected by J.P. Morgan were as follows:

•	Donnelley Financial Solutions, Inc.

•	Quad/Graphics, Inc.

•	R. R. Donnelley & Sons Company

•	Transcontinental, Inc.

For Quad/Graphics, the companies selected by J.P. Morgan were as follows:

•	Donnelley Financial Solutions, Inc.

•	LSC Communications, Inc.

•	R. R. Donnelley & Sons Company

•	Transcontinental, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of LSC or Quad/Graphics, as applicable. However, certain of these companies may have characteristics that are materially different from those of LSC or Quad/Graphics. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect LSC or Quad/Graphics, as applicable.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of such company’s firm value (calculated as the market value of such company’s common stock on a fully diluted basis, plus any debt and tax adjusted pension deficit, less cash and cash equivalents) to the consensus equity research analysis estimate for such company’s expected EBITDA (calculated as earnings before interest, tax, depreciation and amortization, excluding pension income) for the year ending December 31, 2019 (the “FV/2019E EBITDA”). The FV/2019E EBITDA ratios for the companies selected for LSC ranged from a low of 5.2x to a high of 6.2x. The FV/2019E EBITDA ratios for the companies selected for Quad/Graphics ranged from a low of 4.8x to a high of 6.2x.

Based on the results of this analysis, J.P. Morgan selected multiple reference ranges for FV/2019E EBITDA for LSC of 5.5x to 6.5x. The range for LSC was then applied to LSC’s estimated EBITDA for calendar year 2019 provided by the management of Quad/Graphics to J.P. Morgan, yielding an implied equity value per share range of $6.00 to $12.25 (rounded to the nearest $0.25). J.P. Morgan compared the implied per share equity value ranges for LSC to LSC’s unaffected closing price per share of $8.11 on October 29, 2018, and to an implied merger price per share of LSC common stock of $11.01 (based on Quad/Graphics’ unaffected class A common stock closing price per share of $17.62 on October 29, 2018).

Based on the results of the analysis described above, J.P. Morgan selected multiple reference ranges for FV/2019E EBITDA for Quad/Graphics of 5.5x to 6.5x. The range for Quad/Graphics was then applied to Quad/Graphics’ estimated EBITDA for calendar year 2019 provided by the management of Quad/Graphics to J.P. Morgan, yielding an implied equity value per share range of $19.50 to $27.00 (rounded to the nearest $0.25). J.P. Morgan compared the implied equity value per share range for Quad/Graphics to Quad/Graphics’ unaffected class A common stock closing price per share of $17.62 on October 29, 2018.

Discounted Cash Flow Analysis

J.P. Morgan conducted discounted cash flow analyses for the purpose of determining the implied fully diluted equity value per share of Quad/Graphics class A common stock and the implied fully diluted equity value per share of LSC common stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” For the purposes of the J.P. Morgan opinion, “unlevered free cash flows” were calculated by taking earnings before interest and taxes, subtracting cash taxes, adding back depreciation and amortization, subtracting capital expenditures, adjusting for changes in working capital, subtracting cash for acquisitions and adding back proceeds on sale of assets. For purposes of the J.P. opinion, “present value” refers to the current value of one or more future unlevered free cash flows from the asset, which is referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. For purposes of the J.P. Morgan opinion, “terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period.

J.P. Morgan calculated the unlevered free cash flows for LSC and Quad/Graphics for calendar years 2019 through 2027, as reflected in the LSC projections and Quad/Graphics projections, respectively. For each set of projections, J.P. Morgan also calculated a range of terminal values for LSC and Quad/Graphics at the end of this period by applying a perpetuity growth rate ranging from (3.00%) to (1.00%) for LSC and (2.00%) to 0.00% for Quad/Graphics during the terminal period of the projections. The unlevered free cash flows and the ranges of terminal values were discounted to present values as of December 31, 2018 using a range of discount rates from 8.50% to 9.50% for LSC and from 8.00% to 9.00% for Quad/Graphics. The discount rates for LSC and Quad/Graphics were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the respective companies. The present value of the unlevered free cash flows and the range of terminal values for LSC were then adjusted for net debt and net pension deficits, and the present value of the unlevered free cash flows and the range of terminal values for Quad/Graphics were then adjusted for net debt, net pension deficits and non-controlling interests, to indicate the ranges of implied equity values per share set forth in the table below (rounded to the nearest $0.25). J.P. Morgan also calculated the unlevered free cash flows related to the Synergies, taking into account the costs to achieve such Synergies, for calendar years 2019 through 2027, based on forecasts prepared by the management of Quad/Graphics. J.P. Morgan also calculated a range of terminal values for such synergies at the end of this period by applying a perpetuity growth rate ranging from (2.0%) to (1.5%). The unlevered free cash flows and the range of terminal values for Synergies were discounted to present values as of December 31, 2018 using a range of discount rates from 8.50% to 9.50%. The table below shows the ranges of implied equity value per share for LSC common stock, with and without such Synergies (rounded to the nearest $0.25).

	DCF	Implied equity value per share
LSC	8.5% to 9.50% discount rate	$2.25 to $5.00
Standalone	(3.00)% to (1.00)% perpetuity growth rate
Standalone plus 50% of Synergies		$14.00 to $18.50
Standalone plus 100% of Synergies		$25.75 to $31.75
Quad/Graphics	8.00% to 9.00% discount rate	$22.75 to $30.50
Standalone	(2.00)% to 0.00% perpetuity growth rate

The range of implied equity values per share for LSC common stock was compared to LSC’s unaffected closing price per share of $8.11 on October 29, 2018, and to an implied merger price per share of LSC common stock of $11.01 (based on Quad/Graphics’ unaffected class A common stock closing price per share of $17.62 on October 29, 2018). The range of implied equity values per share for Quad/Graphics class A common stock was compared to Quad/Graphics’ unaffected class A common stock closing price per share of $17.62 on October 29, 2018.

Relative Value Analysis

Based upon (i) the implied equity values of LSC and Quad/Graphics calculated in the public trading multiples analysis described above, and (ii) the implied equity values for LSC and Quad/Graphics calculated in the discounted cash flow analysis described above, J.P. Morgan calculated an implied range of exchange ratios. For each comparison, J.P. Morgan compared the highest equity value for LSC to the lowest equity value for Quad/Graphics to derive the highest implied equity value for LSC common stockholders implied by each set of reference ranges. J.P. Morgan also compared the lowest equity value for LSC to the highest equity value for Quad/Graphics to derive the lowest implied exchange ratio for LSC common stockholders implied by each set of reference ranges. The implied ranges of the exchange ratio resulting from this analysis were:

Implied Exchange Ratio
	Low	High
Public Trading Multiples Analysis	0.2200x	0.6300x

Discounted Cash Flow Analysis
Quad/Graphics to LSC standalone	0.0775x	0.2225x
Quad/Graphics to LSC with 50% of Synergies	0.4600x	0.8075x
Quad/Graphics to LSC with 100% of Synergies	0.8450x	1.3900x

The resulting implied ranges of the exchange ratio were then compared to the exchange ratio of 0.4603x (based on the unaffected closing price per share for LSC common stock and Quad/Graphics class A common stock, respectively, on October 29, 2018) and the exchange ratio of 0.6250x in the merger.

Implied Value Creation Analysis

J.P. Morgan conducted an implied value creation analysis, based on the expected case financial forecasts prepared by Quad/Graphics management for calendar years 2018 through the end of 2027 for use in J.P. Morgan’s analysis, that compared the implied equity value per share of Quad/Graphics class A common stock derived from a discounted cash flow valuation on a standalone basis to the pro forma combined company implied value per share, adjusted for the exchange ratio of 0.6250x. J.P. Morgan determined the pro forma combined company implied equity value per share by calculating: (i) the sum of (a) the implied equity value of each of Quad/Graphics and LSC using the midpoint value of each as determined in the discounted cash flow analysis described above, plus (b) 100% of the midpoint of the estimated discounted present value of the Synergies, and minus (c) transaction costs in connection with the merger, and (ii) divided by the pro forma number of shares outstanding based upon the exchange ratio of 0.6250x in the merger. The analysis indicated that the merger created a hypothetical incremental implied value for holders of Quad/Graphics class A common stock of 14%.

Other Information

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan to Quad/Graphics’ board of directors. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Quad/Graphics or LSC. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Quad/Graphics or LSC. However, the companies selected by J.P. Morgan were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s financial analysis, may be considered similar to those of Quad/Graphics and LSC. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Quad/Graphics and LSC.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to deliver an opinion to Quad/Graphics’ board of directors with respect to the merger on the basis of that experience and its familiarity with Quad/Graphics.

For services rendered in connection with the merger (including the delivery of its opinion), Quad/Graphics has agreed to pay J.P. Morgan a transaction fee of $10.0 million, which is payable in installments as follows: (i) $2.5 million on the earlier of the public announcement of the merger or the delivery of a fairness opinion by J.P. Morgan and (ii) the balance upon the closing of the merger. In addition, Quad/Graphics has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel. Quad/Graphics also agreed to indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of the J.P. Morgan opinion, J.P. Morgan and its affiliates had commercial or investment banking relationships with Quad/Graphics and LSC, for which J.P. Morgan and such affiliates received customary compensation. Such services during such period included acting as a lead arranger of Quad/Graphics’ credit facilities in February 2017, and such services for LSC during such period included acting as a joint bookrunner on an offering of equity securities of LSC owned by LSC’s former parent entity. In addition, a commercial banking affiliate of J.P. Morgan is an agent bank and lender under outstanding credit facilities of Quad/Graphics for which it received customary compensation or other financial benefits. J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding class A common stock of Quad/Graphics and less than 1% of the outstanding common stock of LSC. During the two-year period preceding delivery of the J.P. Morgan opinion, the aggregate fees received by J.P. Morgan from Quad/Graphics were $1.8 million and from LSC were $2.0 million. In the ordinary course of business, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Quad/Graphics or LSC for their own account or for the accounts of customers, and accordingly, J.P. Morgan and its affiliates may at any time hold long or short positions in such securities or other financial instruments.

LSC’s Reasons for the Merger and Recommendation of LSC’s Board of Directors

At a meeting held on October 30, 2018, the LSC board of directors (i) determined that the merger is fair and in the best interests of LSC and its stockholders, (ii) approved and declared advisable the merger agreement, the voting and support agreement, the merger and the other transactions contemplated by the merger agreement and (iii) recommended adoption of the merger agreement to the stockholders of LSC.

In reaching the decisions to approve the merger agreement, the voting and support agreement and the other transactions contemplated by the merger agreement and to recommend that LSC stockholders vote to adopt the merger agreement, the LSC board of directors consulted extensively with its financial and legal advisors and LSC management. After such discussions, the LSC board of directors determined that the merger is fair and in the best interests of LSC and its stockholders.

The LSC board’s decision to approve the merger agreement, the voting and support agreement and the other transactions contemplated by the merger agreement and to recommend to LSC’s stockholders that they vote to adopt the merger agreement was based on a number of factors, including the following (which are not necessarily presented in order of relative importance):

•

The current and prospective competitive climate for LSC’s printed products and print and related services, including the declining demand for printed products, the impact of digital technologies on print products, the continued excess capacity in the print industry, the demand for value-added services such as co-mail, logistics and supply chain management, and electronic substitution driven by cost pressures at key customers, as well as the financial condition of the U.S. and global economy in general and the impact that such trends have had on LSC’s results and operations.

•	The overall cost structure of operating LSC’s businesses, including the costs associated with administrative and support functions.

•

The LSC board’s knowledge of, and discussions with LSC management regarding, LSC’s business, operations, financial condition, earnings and prospects and its knowledge of Quad/Graphics’ business, operations, financial condition, earnings and prospects, taking into account Quad/Graphic’s publicly filed information, the result of LSC’s due diligence review of Quad/Graphics conducted during the course of discussions and the synergies assessment conducted.

•

The value of the consideration to be received by LSC stockholders in the merger, which, based on the closing price of Quad/Graphics’ class A common stock on October 30, 2018, represented a premium of approximately 34% over the closing price of LSC common stock on the same date.

•

The fact that, since the merger consideration will consist entirely of Quad/Graphics’ class A common stock, LSC stockholders will own approximately 29% of the combined company allowing current LSC stockholders to participate in the future earnings and expected growth of the combined company and enjoy the benefits of the merger through realization of synergies, as well as the risks and uncertainties associated with the realization of a combined business strategy and synergies.

•

That the exchange ratio represents a fixed number of shares of Quad/Graphics’ class A common stock, which affords LSC stockholders the benefit of any increase in the trading price of Quad Graphics’ class A common stock between the announcement and consummation of the merger.

•

LSC’s management’s expectation, based on assessments conducted by both LSC and Quad/Graphics and the demonstrated ability of both companies to achieve the projected synergies in previous transactions, that the combined company is expected to realize approximately $135 million in net synergies within the first 24 months after the consummation of the merger.

•

LSC stockholders are expected to benefit from the synergies and growth from the transaction, considering factors including Quad/Graphics’ business, assets, financial condition, results of operations, business plan and prospects, the size and scale of the combined company and the expected pro forma effect of the merger on the combined company.

•

The expectation that, following the merger, the combined company would have a strong and healthy balance sheet that will provide continued financial flexibility to strategically deploy capital between investing back into the business, making strategic acquisitions and returning capital to shareholders through consistent dividends and share repurchases.

•

The fact that, following the consummation of the merger, two members of the LSC board of directors will be added to the Quad/Graphics board, continuing to provide knowledge and insight regarding LSC’s legacy business, leadership and to be integrally involved in the strategy of the combined company.

•

The opinion of BofA Merrill Lynch, dated October 30, 2018, to the LSC board of directors as to the fairness, from a financial point of view to the holders of LSC common stock of the exchange ratio provided for in the merger. See section entitled “The Merger—Opinion of LSC’s Financial Advisor” beginning on page 91. The full text of the written opinion of BofA Merrill Lynch is attached as Annex D to this joint proxy statement/prospectus.

•

That the trustees of the Quad/Graphics voting trust have entered into a voting and support agreement with LSC pursuant to which, among other things, the voting trust will vote all of the shares of Quad/Graphics class A common stock and class B common stock that it has, directly or indirectly, the right to vote or direct the voting of, in favor of the share issuance and against any alternative acquisition involving Quad/Graphics.

•

The review by the LSC board of directors with its legal and financial advisors of the structure of the proposed merger and the terms of the merger agreement, including Quad/Graphics’ representations, warranties and covenants, the conditions to its obligations and the termination provisions and related termination fees, as well as the likelihood of consummation of the proposed merger and the LSC board’s evaluation of the likely time period necessary to close the merger.

•	That LSC expects that, for U.S. federal income tax purposes, the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The LSC board of directors also considered the following specific aspects of the merger agreement (which are not necessarily presented in order of relative importance):

•

The LSC board’s belief that the terms of the merger agreement, including LSC’s representations, warranties and covenants and the conditions to each party’s obligations, are reasonable and consistent with applicable market practice.

•

The fact that the merger agreement contains customary exclusions from the definition of “material adverse effect”, making it unlikely that Quad/Graphics could assert the existence of a material adverse effect giving them a right not to consummate the merger.

•

The fact that the merger agreement provides that, under certain circumstances, and subject to certain conditions, LSC is permitted to furnish information to and conduct negotiations with a third party in connection with an unsolicited acquisition proposal for an acquisition of LSC that constitutes or would reasonably be expected to result in a superior proposal.

•

The fact that the LSC board, subject to certain conditions, has the right to make a company adverse change recommendation in connection with a superior proposal or terminate the merger agreement to enter into a definitive agreement with respect to a superior proposal, subject to giving Quad/Graphics notice and an opportunity to propose changes to the merger agreement, and the payment of a termination fee of $12.5 million and expense reimbursement of an amount up to $2 million in the event of actual termination.

•

The fact that the LSC board of directors believed that the termination fee of $12.5 million payable under certain circumstances (or the obligation to reimburse Quad/Graphics’ out-of-pocket expenses in certain circumstances, up to a cap of $2 million) is reasonable and customary in size in transactions similar to the merger.

•

The fact that there are limited circumstances in which the Quad/Graphics board may terminate the merger agreement and if the merger agreement is terminated under certain circumstances due to the failure to obtain regulatory approvals or the material breach by Quad/Graphics of its obligations in respect of obtaining regulatory approvals, then Quad/Graphics has agreed to pay LSC a fee of $45 million.

•	The fact that the merger agreement is not subject to any financing condition.

In consideration of its deliberations, the LSC board of directors also considered a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

•

The risks and costs to LSC if the merger is not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on LSC’s business and relations with its customers, suppliers, vendors, employees and independent contractors and the potential impact on its stock price and that, while the transactions are expected to be consummated, there is no assurance that all conditions to the parties’ obligations to consummate the transactions will be satisfied or waived, and, as a result, it is possible that the transactions might not be consummated even if approved by LSC stockholders.

•

The possibility that governmental bodies may not approve the merger, that such approval could be conditioned upon the taking of certain actions such as divestures that Quad/Graphics is not obligated to take under the merger agreement or that such approval could take an extended period of time to obtain.

•	The transaction costs to be incurred in connection with the merger.

•

The fact that the consummation of the merger is subject to the risk that Quad/Graphics may not be able to obtain financing to refinance LSC’s existing indebtedness, notwithstanding the absence of a financing condition in the merger agreement, or the risk that the terms of such financing may not be favorable to Quad/Graphics and the combined company.

•

The possibility that because the merger consideration is a fixed number of shares of Quad/Graphics’ class A common stock, LSC stockholders could be adversely affected by a decrease in the trading price of Quad/Graphics’ class A common stock relative to the trading price of LSC’s common stock during the pendency of the merger and the fact that the merger agreement does not provide LSC with a price-based termination right, a pricing collar or cap, or other similar protection.

•

The possibility that the combined company will not realize any or all of the anticipated strategic and other benefits of the merger, including as a result of the challenges of combining the businesses, operations and workforces of LSC and Quad/Graphics, and the risk that expected operating efficiencies and cost savings synergies may not be realized or will take longer to realize than expected.

•

The fact that LSC stockholders will receive stock in Quad/Graphics, which will continue to be controlled by the Quadracci family, leaving control along with the general business direction of Quad/Graphics, with the Quadracci family which, through the class A common stock and class B common stock owned by the Quad/Graphics voting trust, will own approximately 64% of the voting power.

•	The fact that LSC’s stockholders will own 29% of the equity in Quad/Graphics but have only 11% voting interest in the combined company, compared to the 100% voting interest in LSC.

•

The fact that the merger agreement contains restrictions on the conduct of LSC’s business prior to the consummation of the merger, including the requirement that LSC conduct its business only in the ordinary course, subject to specific exceptions, which could delay or prevent LSC from undertaking business opportunities that may arise pending the consummation of the merger.

•

The fact that the merger agreement imposes limitations on LSC’s ability to solicit alternative acquisitions prior to closing and its ability to terminate the merger agreement, including a requirement that LSC pay a $12.5 million termination fee in certain circumstances and reimburse Quad/Graphics for out-of-pocket expenses incurred in connection with the merger agreement of up to $2 million in the event of termination in certain circumstances.

•

The possibility that the termination fee of $12.5 million to be paid to Quad/Graphics if the merger agreement is terminated under certain circumstances specified in the merger agreement may potentially deter a potential acquirer from proposing an alternative acquisition that would provide value to LSC stockholders superior to that of the proposed merger.

•

The fact that, consistent with expected qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, LSC’s stockholders will, for U.S. federal income tax purposes, recognize gain or loss with respect to any cash received in lieu of fractional shares.

•

The fact that LSC’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of LSC’s stockholders generally, including certain interests arising from the employment and compensation arrangements of LSC’s executive officers, and the manner in which they would be affected by the merger as detailed in the section “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger” beginning on page 106.

•	The risk that LSC’s stockholders may vote against adoption of the merger agreement.

•	Various other risks described in the section entitled “Risk Factors” beginning on page 37.

The LSC board of directors considered all of these factors as a whole and concluded that these factors supported a determination that the proposed merger was advisable and in the best interests of LSC and its stockholders. The foregoing discussion of the information and factors considered by the LSC board of directors is not exhaustive. In view of the wide variety of factors considered by the LSC board of directors in connection with its evaluation of the merger and complexity of these matters, the LSC board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above and any other factors, individual members of the LSC board of directors may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of the LSC board of directors that the LSC stockholders vote to adopt the merger agreement, LSC stockholders should be aware that the directors and executive officers of LSC may have certain interests in the merger that may be different from, or in addition to, the interests of LSC stockholders generally. The LSC board of directors was aware of these interests and considered them when approving the merger agreement and recommending that LSC stockholders vote to adopt the merger agreement. See the section entitled “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger” beginning on page 106.

The foregoing discussion of the information and factors considered by the LSC board of directors is forward-looking in nature. This information should be read in light of the factors described in the section entitled “Cautionary Statements Regarding Forward-Looking Statements” beginning on page 47.

Accordingly, the LSC board of directors recommends that LSC stockholders vote (i) “FOR” the merger agreement proposal, (ii) “FOR” the LSC compensation proposal and (iii) “FOR” the LSC adjournment proposal.

Opinion of LSC’s Financial Advisor

LSC has retained BofA Merrill Lynch to act as LSC’s financial advisor in connection with the merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. LSC selected BofA Merrill Lynch to act as LSC’s financial advisor in connection with the merger on the basis of BofA Merrill Lynch’s experience in transactions similar to the merger, its reputation in the investment community and its familiarity with LSC and its business.

On October 30, 2018, at a meeting of LSC’s board of directors held to evaluate the merger, BofA Merrill Lynch delivered to LSC’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated October 30, 2018, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to holders of LSC common stock.

The full text of BofA Merrill Lynch’s written opinion to LSC’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex D to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to LSC’s board of directors for the benefit and use of LSC’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the exchange ratio from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to LSC or in which LSC might engage or as to the underlying business decision of LSC to proceed with or effect the merger. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger or any other matter.

In connection with rendering its opinion, BofA Merrill Lynch has, among other things:

(i)	reviewed certain publicly available business and financial information relating to LSC and Quad/Graphics;

(ii)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of LSC furnished to or discussed with BofA Merrill Lynch by the management of LSC, including certain financial forecasts relating to LSC prepared by the management of LSC (referred to in this section only as the “LSC Forecasts” and referred to as the “LSC unadjusted financial projections” in the section “The Merger—Certain Unaudited Prospective Financial Information”);

(iii)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Quad/Graphics furnished to or discussed with BofA Merrill Lynch by the management of Quad/Graphics, including certain financial forecasts relating to Quad/Graphics prepared by the management of Quad/Graphics (referred to in this section only as the “Quad/Graphics Forecasts” and referred to as the “Quad/Graphics unadjusted financial projections” in the section “The Merger—Certain Unaudited Prospective Financial Information”);

(iv)

reviewed certain financial forecasts relating to Quad/Graphics prepared by the management of LSC (referred to in this section only as the “LSC-Quad/Graphics Forecasts” and referred to as the “adjusted Quad/Graphics financial projections” in the section “The Merger—Certain Unaudited Prospective Financial Information”) and discussed with the management of LSC its assessments as to the relative likelihood of achieving the future financial results reflected in the Quad/Graphics Forecasts and the LSC-Quad/Graphics Forecasts;

(v)

reviewed certain estimates as to the amount and timing of cost savings (collectively referred to in this section only as the “Cost Savings”) anticipated by the managements of LSC and Quad/Graphics to result from the merger;

(vi)

discussed the past and current business, operations, financial condition and prospects of LSC with members of senior managements of LSC and Quad/Graphics, and discussed the past and current business, operations, financial condition and prospects of Quad/Graphics with members of senior managements of LSC and Quad/Graphics;

(vii)

reviewed the potential pro forma financial impact of the merger on the future financial performance of Quad/Graphics, including the potential effect on Quad/Graphics’ estimated adjusted earnings per share;

(viii)

reviewed the trading histories for LSC common stock and Quad/Graphics class A common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

(ix)	compared certain financial and stock market information of LSC and Quad/Graphics with similar information of other companies BofA Merrill Lynch deemed relevant;

(x)	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

(xi)	reviewed the relative financial contributions of LSC and Quad/Graphics to the future financial performance of the combined company on a pro forma basis;

(xii)	reviewed a draft, dated October 30, 2018, of the merger agreement (referred to in this section only as the “Draft Agreement”); and

(xiii)	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and have relied upon the assurances of the managements of LSC and Quad/Graphics that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the LSC Forecasts, BofA Merrill Lynch was advised by LSC, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of LSC as to the future financial performance of LSC. With respect to the Quad/Graphics Forecasts, BofA Merrill Lynch was advised by Quad/Graphics, and assumed, with the consent of LSC, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Quad/Graphics as to the future financial performance of Quad/Graphics. With respect to the LSC-Quad/Graphics Forecasts, BofA Merrill Lynch was advised by LSC, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of LSC as to the future financial performance of Quad/Graphics and, based on the assessments of the management of LSC as to the relative likelihood of achieving the future financial results reflected in the Quad/Graphics Forecasts and the LSC-Quad/Graphics Forecasts, BofA Merrill Lynch relied, at the direction of LSC, on the LSC-Quad/Graphics Forecasts for purposes of its opinion. With respect to the Cost Savings, BofA Merrill Lynch was advised by LSC and Quad/Graphics, and assumed, with the consent of LSC, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of LSC and Quad/Graphics as to the matters covered thereby. BofA Merrill Lynch relied, at the direction of LSC, on the assessments of the management of Quad/Graphics as to Quad/Graphics’ ability to achieve the Cost Savings and was advised by LSC, and assumed, that the Cost Savings would be realized in the amounts and at the times projected. BofA Merrill Lynch relied, at the direction of LSC, upon the assessments of the management of LSC as to the potential impact of market, governmental and regulatory trends and developments relating to or affecting LSC and its business. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LSC or Quad/Graphics, nor did it make any physical inspection of the properties or assets of LSC or Quad/Graphics. BofA Merrill Lynch did not evaluate the solvency or fair value of LSC or Quad/Graphics under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of LSC, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on LSC, Quad/Graphics or the contemplated benefits of the merger. BofA Merrill Lynch also assumed, at the direction of LSC, that the merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code. BofA Merrill Lynch also assumed, at the direction of LSC, that the final executed merger agreement would not differ in any material respect from the Draft Agreement reviewed by it.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the merger (other than the exchange ratio to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger or any terms, aspects or implications of any related transactions or any other agreement, arrangement or understanding entered into in connection with or related to the merger or otherwise. BofA Merrill Lynch was not requested to, and did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of LSC or any alternative transaction. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the exchange ratio to holders of LSC common stock and no opinion or view was expressed with respect to any consideration received in connection with the merger by the holders of any class of securities, creditors or other constituencies of any party. BofA Merrill Lynch expressed no opinion or view with respect to the value of the Quad/Graphics class A common stock relative to the value of the class B common stock, par value $0.025 per share, of Quad/Graphics. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or class of such persons, relative to the exchange ratio or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to LSC or in which LSC might engage or as to the underlying business decision of LSC to proceed with or effect the merger. BofA Merrill Lynch did not express any view or opinion as to what the value of Quad/Graphics class A common stock actually would be when issued or the prices at which LSC common stock or Quad/Graphics class A common stock would trade at any time, including following announcement or consummation of the merger. BofA Merrill Lynch also did not express any view or opinion with respect to, and relied at the direction of LSC, upon the assessments of representatives of LSC regarding, legal, regulatory, accounting, tax and similar matters relating to LSC or the merger, as to which matters BofA Merrill Lynch understood that LSC obtained such advice as it deemed necessary from qualified professionals. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the merger or any other matter.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by a fairness opinion review committee of BofA Merrill Lynch. Except as described in this summary, LSC imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

The discussion set forth below in the section entitled “The Merger—Summary of Material Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to LSC’s board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Summary of Material Financial Analyses

Selected Publicly Traded Companies Analyses. BofA Merrill Lynch performed separate selected public companies analyses of LSC and Quad/Graphics in which BofA Merrill Lynch reviewed and compared publicly available financial and stock market information for LSC and Quad/Graphics and the selected publicly traded companies listed below. BofA Merrill Lynch then used the results of such analyses to determine an implied exchange ratio for the merger.

LSC. In performing a selected public companies analysis of LSC, BofA Merrill Lynch reviewed publicly available financial and stock market information for LSC and four selected publicly traded companies in the printing industry, referred to in this section of this joint proxy statement/prospectus as the “LSC selected publicly traded companies”, of which, in BofA Merrill Lynch’s professional judgment and experience, the company designated as a primary selected publicly traded company was more similar to LSC than the other selected publicly traded companies, in each case when viewed as a whole, as regards to financial, operating and other characteristics, and each of which BofA Merrill Lynch considered based on, among other things, their respective end markets, operations, growth profiles and profit margins, to be relevant to BofA Merrill Lynch’s analysis.

BofA Merrill Lynch reviewed, among other things, adjusted enterprise values of the LSC selected publicly traded companies, calculated as equity values based on closing stock prices on October 29, 2018 plus debt and less cash and adjusted for tax affected unfunded pension liabilities and giving pro forma effect to certain transactions, as applicable, as a multiple of calendar years 2018 and 2019 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, adjusted for pension. The LSC selected publicly traded companies and their respective multiples are as follows:

Primary Selected Publicly Traded Company	2018 Adjusted EBITDA Multiple	2019 Adjusted EBITDA Multiple
Quad/Graphics, Inc.	4.9x	5.3x

Other Selected Publicly Traded Companies	2018 Adjusted EBITDA Multiple	2019 Adjusted EBITDA Multiple
Deluxe Corporation	5.8x	5.7x
R. R. Donnelley & Sons Company	5.8x	5.9x
Transcontinental Inc.	7.3x	6.1x

The 2018 and 2019 Adjusted EBITDA (pension adjusted) multiples observed for the primary LSC selected publicly traded company were 4.9x and 5.3x, respectively. The overall low to high calendar year 2018 Adjusted EBITDA (pension adjusted) multiples observed for the other LSC selected publicly traded companies were 5.8x to 7.3x (with a mean of 6.3x and a median of 5.8x). The overall low to high calendar year 2019 Adjusted EBITDA (pension adjusted) multiples observed for the other LSC selected publicly traded companies were 5.7x to 6.1x (with a mean of 5.9x and a median of 5.9x). BofA Merrill Lynch then applied ranges of calendar year 2018 and 2019 Adjusted EBITDA (pension adjusted) multiples of 4.5x to 5.5x and 5.0x to 5.5x, respectively, derived from the LSC selected publicly traded companies and based on BofA Merrill Lynch’s professional judgment and experience, to LSC’s calendar year 2018 and 2019 estimated Adjusted EBITDA (pension adjusted). This analysis indicated an approximate implied per share value range for LSC common stock, rounded to the nearest $0.05, of $1.90 to $8.70 based on calendar year 2018 estimated Adjusted EBITDA (pension adjusted) and $6.65 to $10.20 based on calendar year 2019 estimated Adjusted EBITDA (pension adjusted).

Quad/Graphics. In performing a selected public companies analysis of Quad/Graphics, BofA Merrill Lynch reviewed publicly available financial and stock market information for Quad/Graphics and four selected publicly traded companies in the printing industry, referred to in this section of this joint proxy statement/prospectus as the “Quad/Graphics selected publicly traded companies”, of which, in BofA Merrill Lynch’s professional judgment and experience, the company designated as a primary selected publicly traded company was more similar to Quad/Graphics than the other selected publicly traded companies, in each case when viewed as a whole, as regards to financial, operating and other characteristics, and each of which BofA Merrill Lynch considered based on, among other things, their respective end markets, operations, growth profiles and profit margins, to be relevant to BofA Merrill Lynch’s analysis.

BofA Merrill Lynch reviewed, among other things, adjusted enterprise values of the Quad/Graphics selected publicly traded companies, calculated as equity values based on closing stock prices on October 29, 2018 plus debt and less cash and adjusted for tax affected unfunded pension liabilities and giving pro forma effect to certain transactions, as applicable, as a multiple of calendar years 2018 and 2019 Adjusted EBITDA (pension adjusted). The Quad/Graphics selected publicly traded companies and their respective multiples are as follows:

Primary Selected Publicly Traded Company	2018 Adjusted EBITDA Multiple	2019 Adjusted EBITDA Multiple
LSC Communications, Inc.	4.8x	5.0x

Other Selected Publicly Traded Companies	2018 Adjusted EBITDA Multiple	2019 Adjusted EBITDA Multiple
Deluxe Corporation	5.8x	5.7x
R. R. Donnelley & Sons Company	5.8x	5.9x
Transcontinental Inc.	7.3x	6.1x

The 2018 and 2019 Adjusted EBITDA (pension adjusted) multiples observed for the primary Quad/Graphics selected publicly traded company were 4.8x and 5.0x, respectively. The overall low to high calendar year 2018 Adjusted EBITDA (pension adjusted) multiples observed for the other Quad/Graphics selected publicly traded companies were 5.8x to 7.3x (with a mean of 6.3x and a median of 5.8x). The overall low to high calendar year 2019 Adjusted EBITDA (pension adjusted) multiples observed for the other Quad/Graphics selected publicly traded companies were 5.7x to 6.1x (with a mean of 5.9x and a median of 5.9x). BofA Merrill Lynch then applied ranges of calendar year 2018 and 2019 Adjusted EBITDA (pension adjusted) multiples of 4.5x to 5.5x and 5.0x to 5.5x, respectively, derived from the Quad/Graphics selected publicly traded companies and based on BofA Merrill Lynch’s professional judgment and experience, to Quad/Graphics’ calendar year 2018 and 2019 estimated Adjusted EBITDA (pension adjusted). This analysis indicated an approximate implied per share value range for Quad/Graphics class A common stock, rounded to the nearest $0.05, of $14.55 to $22.55 based on calendar year 2018 estimated Adjusted EBITDA (pension adjusted) and $14.85 to $18.50 based on calendar year 2019 estimated Adjusted EBITDA (pension adjusted).

Implied Exchange Ratio. Utilizing the implied per share equity value reference ranges derived for LSC and Quad/Graphics described above by dividing the low endpoint and the high endpoint of the per share equity reference range derived for LSC by the high endpoint and the low endpoint of the per share equity reference range derived for Quad/Graphics, respectively, BofA Merrill Lynch calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio:

Implied Exchange Ratio Reference Ranges Based On		Exchange Ratio
2018E Adjusted EBITDA (pension adjusted)	2019E Adjusted EBITDA (pension adjusted)	0.6250x
0.0841x – 0.5979x	0.3606x – 0.6874x

Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates. Estimated financial data of LSC were based on the LSC Forecasts and estimated financial data of Quad/Graphics were based on the LSC-Quad/Graphics Forecasts as described in the section “The Merger—Certain Unaudited Prospective Financial Information”.

No company used in this analysis is identical or directly comparable to LSC or Quad/Graphics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which LSC or Quad/Graphics was compared.

Discounted Cash Flow Analyses. BofA Merrill Lynch performed separate discounted cash flow analyses of LSC and Quad/Graphics, without taking into account the potential pro forma financial effect of synergies, and used the results to determine an implied exchange ratio for the merger.

LSC. BofA Merrill Lynch calculated the estimated present value of the standalone unlevered, after-tax free cash flows that LSC was forecasted to generate during LSC’s fourth quarter of fiscal year 2018 and fiscal years 2019 through 2022 based on the LSC Forecasts (as described under “The Merger—Certain Unaudited Prospective Financial Information”). BofA Merrill Lynch was advised by LSC management that LSC did not have any, or only had a de minimis amount of, federal net operating loss tax carryforwards as of September 30, 2018. BofA Merrill Lynch calculated terminal values for LSC by applying terminal multiples of 4.5x to 5.5x to LSC’s terminal year estimated Adjusted EBITDA (pension adjusted), which range was selected based on BofA Merrill Lynch’s professional judgment and experience and after taking into consideration, among other things, the observed data for LSC and the LSC selected publicly traded companies, the historical trading multiples of LSC and the LSC selected publicly traded companies, and certain differences in the respective financial profiles of LSC and the LSC selected publicly traded companies as described under “The Merger—Summary of Material Financial Analyses—Selected Publicly Traded Companies Analyses”, which implied perpetuity growth rates of (3.3%) to (0.5%). The cash flows and terminal values were then discounted to present value as of September 30, 2018 using discount rates ranging from 8.25% to 9.25%, which were based on an estimate of LSC’s weighted average cost of capital obtained using the capital asset pricing model (which takes into account the risk free rate, the levered beta, the applicable equity market risk premium and the estimated cost of debt). From the resulting enterprise values, BofA Merrill Lynch deducted net debt (including tax affected underfunded pension liabilities) of $994 million as of September 30, 2018 to derive equity values. This analysis indicated an approximate implied per share equity value range for LSC common stock, rounded to the nearest $0.05, of $8.75 to $14.70.

Quad/Graphics. BofA Merrill Lynch calculated the estimated present value of the standalone unlevered, after-tax free cash flows that Quad/Graphics was forecasted to generate during Quad/Graphics’ fourth quarter of fiscal year 2018 and fiscal years 2019 through 2022 based on the LSC-Quad/Graphics Forecasts (as described under “The Merger—Certain Unaudited Prospective Financial Information”). BofA Merrill Lynch calculated terminal values for Quad/Graphics by applying terminal multiples of 4.5x to 5.5x to Quad/Graphics’ terminal year estimated Adjusted EBITDA (pension adjusted), which range was selected based on BofA Merrill Lynch’s professional judgment and experience and after taking into consideration, among other things, the observed data for Quad/Graphics and the Quad/Graphics selected publicly traded companies, the historical trading multiples of Quad/Graphics and the Quad/Graphics selected publicly traded companies, and certain differences in the respective financial profiles of Quad/Graphics and the Quad/Graphics selected publicly traded companies as described under “The Merger—Summary of Material Financial Analyses—Selected Publicly Traded Companies Analyses”, which implied perpetuity growth rates of (4.4%) to (1.5%). The cash flows and terminal values were then discounted to present value as of September 30, 2018 using discount rates ranging from 8.00% to 9.00%, which were based on an estimate of Quad/Graphics’ weighted average cost of capital obtained using the capital asset pricing model. From the resulting enterprise values, BofA Merrill Lynch deducted net debt (including tax affected underfunded pension liabilities and minority interests) of $1,137 million as of September 30, 2018 to derive equity values. This analysis indicated an approximate implied per share equity value range for Quad/Graphics class A common stock, rounded to the nearest $0.05, of $15.10 to $20.65.

Implied Exchange Ratio. Utilizing the implied per share equity value reference ranges derived for LSC and Quad/Graphics described above by dividing the low endpoint and the high endpoint of the per share equity reference range derived for LSC by the high endpoint and the low endpoint of the per share equity reference range derived for Quad/Graphics, respectively, without taking into account the potential pro forma financial effect of synergies, BofA Merrill Lynch calculated the following approximate implied exchange ratio reference range, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
0.4239x – 0.9708x	0.6250x

Other Factors

Has/Gets Analysis. BofA Merrill Lynch performed a has/gets analysis to calculate the theoretical change in value for LSC stockholders resulting from the merger based on a comparison of (i) the pro forma ownership by LSC stockholders of the combined company following the merger, and (ii) the 100% ownership by LSC stockholders of the LSC common stock on a stand-alone basis. For LSC on a stand-alone basis, BofA Merrill Lynch used the reference range obtained in its discounted cash flow analysis described above under “The Merger—Summary of Material Financial Analyses—Discounted Cash Flow Analyses.” BofA Merrill Lynch then performed the same analysis with respect to the combined company on a pro forma basis, giving effect to the merger. For the pro forma analyses, BofA Merrill Lynch used, as applicable, the same ranges of terminal multiples and discount rates as it had used for its analysis of LSC and Quad/Graphics on a stand-alone basis. BofA Merrill Lynch also used a low to high range for the approximate net present value of synergies to the combined company of $402 million to $480 million, obtained using terminal multiples of 4.50x to 5.50x, which range was selected based on BofA Merrill Lynch’s professional judgment and experience, and a discount rate range of 8.25% to 9.25%, which was based on an estimate of LSC’s weighted average cost of capital obtained using the capital asset pricing model, and assumed increased debt from the merger to the combined company of $95 million. This analysis yielded the following implied per share equity value reference ranges for LSC common stock on a stand-alone basis and for the combined company:

Per Share Equity Value Reference Ranges for LSC Shareholders
Stand-Alone	$8.75 – $14.68
Pro Forma	$11.85 – $16.73

Other. BofA Merrill Lynch also noted certain additional factors that were not considered part of BofA Merrill Lynch’s material financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•

selected precedent transactions announced between January 26, 2010 and June 14, 2016 involving the sale of companies in the printing industry and the adjusted transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction and adjusted for tax affected unfunded pension liabilities, as a multiple of the target company’s EBITDA for the last twelve months (adjusted for net periodic expense or income, as applicable, associated with the unfunded pension liabilities), which indicated an implied per share equity value reference range for LSC common stock, rounded to the nearest $0.05, of $3.10 to $10.15;

•

historical trading prices of LSC common stock and Quad/Graphics class A common stock during the 52-week period ended October 29, 2018, which indicated low and high closing prices for LSC common stock and Quad/Graphics class A common stock during such period of approximately $7.92 and $18.26 per share and $16.82 and $30.89 per share, respectively, as compared to the closing prices of LSC common stock and Quad/Graphics class A common stock on October 29, 2018 of $8.11 per share and $17.62 per share, respectively;

•

publicly available research analysts’ one-year forward price targets for LSC common stock and Quad/Graphics class A common stock, discounted to present value as of October 29, 2018 utilizing a discount rate of 12.9% and 9.7%, respectively, which indicated low to high price targets for LSC common stock of approximately $10.65 to $19.50 per share and a price target for Quad/Graphics class A common stock of approximately $25.53 per share, as compared to the closing prices of LSC common stock and Quad/Graphics class A common stock on October 29, 2018 of $8.11 per share and $17.62 per share, respectively;

•

the relative contributions of LSC and Quad/Graphics to the combined company’s equity value, estimated Adjusted EBITDA (pension adjusted) for fiscal years 2018 through 2020 and estimated free cash flow for fiscal years 2018 through 2020, which indicated that each of such relative contributions of LSC to the combined company would be less than the equity ownership percentage for holders of LSC common stock in the combined company of approximately 29.4% implied by the exchange ratio;

•

the relationship between movements in LSC common stock and Quad/Graphics class A common stock during the period from October 3, 2016 (the date on which LSC common stock began regular way trading on the NYSE following its spin-off from RRD) through October 29, 2018; and

•

the potential pro forma financial effect of the merger on Quad/Graphics’ estimated adjusted earnings per share for fiscal years 2019 through 2022, after giving effect to potential strategic and operational benefits anticipated to result from the merger, which indicated that the merger could be accretive to Quad/Graphics’ estimated adjusted earnings per share for fiscal years 2019 through 2022.

Miscellaneous

As noted above, the discussion set forth above in the section entitled “The Merger—Summary of Material Financial Analyses” is a summary of the material financial analyses presented by BofA Merrill Lynch to LSC’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of LSC and Quad/Graphics. The estimates of the future performance of LSC and Quad/Graphics in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, to the holders of LSC common stock of the exchange ratio provided for in the merger and were provided to LSC’s board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of LSC or Quad/Graphics.

The type and amount of consideration payable in the merger was determined through negotiations between LSC and Quad/Graphics, rather than by any financial advisor, and was approved by LSC’s board of directors. The decision to enter into the merger agreement was solely that of LSC’s board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by LSC’s board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of LSC’s board of directors or management with respect to the merger or the exchange ratio.

LSC has agreed to pay BofA Merrill Lynch for its services in connection with the merger an aggregate fee currently estimated to be approximately $16,400,000, $1,500,000 was payable upon delivery of its opinion and the remaining portion of which is contingent upon consummation of the merger. LSC also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of LSC, Quad/Graphics and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to LSC and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a book-running manager and/or underwriter for certain debt and equity offerings of LSC, (ii) having acted or acting as an administrative agent, collateral agent, bookrunner and arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of LSC and/or certain of its affiliates, (iii) having provided or providing certain foreign exchange trading services to LSC and/or certain of its affiliates and (iv) having provided or providing certain treasury management products and services to LSC and/or certain of its affiliates. In addition, BofA Merrill Lynch and/or certain of its affiliates have maintained, currently are maintaining, and in the future may maintain, significant commercial (including vendor and/or customer) relationships with LSC and/or certain of its affiliates. From October 1, 2016 through September 30, 2018, BofA Merrill Lynch and its affiliates derived aggregate revenues from LSC and certain of its affiliates of approximately $7 million for investment and corporate banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Quad/Graphics and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a bookrunner and arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Quad/Graphics and/or certain of its affiliates, (ii) having provided or providing certain managed investments services and products to Quad/Graphics and/or certain of its affiliates and (iii) having provided or providing certain treasury management products and services to Quad/Graphics and/or certain of its affiliates. In addition, BofA Merrill Lynch and/or certain of its affiliates have maintained, currently are maintaining, and in the future may maintain, significant commercial (including vendor and/or customer) relationships with Quad/Graphics and/or certain of its affiliates. From October 1, 2016 through September 30, 2018, BofA Merrill Lynch and its affiliates derived aggregate revenues from Quad/Graphics and certain of its affiliates of approximately $5 million for investment and corporate banking services.

Certain Unaudited Prospective Financial Information

Quad/Graphics and LSC do not, as a matter of course, make public long-term projections as to their respective future sales, earnings or other results due to, among other reasons, the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections. However, in evaluating a potential transaction between Quad/Graphics and LSC, management of Quad/Graphics and management of LSC each prepared five-year financial projections, which were provided to their respective board of directors. Certain of these financial projections were also provided to the other party, as well as to the financial advisors of the respective companies. Those financial projections (which, in the case of Quad/Graphics, we sometimes refer to as the “Quad/Graphics unadjusted financial projections” and, in the case of LSC, we sometimes refer to as the “LSC unadjusted financial projections” and, collectively as the “unadjusted financial projections”) are being provided herein solely because they were considered by the Quad/Graphics board of directors and the LSC board of directors in connection with the merger, as well as by J.P. Morgan and BofA Merrill Lynch in connection with delivery of their fairness opinions, and are not being provided for other purposes. In addition, Quad/Graphics’

management prepared for the Quad/Graphics board of directors in connection with its approval of and entry into the merger agreement (but did not provide to LSC prior to the announcement of the merger) certain financial projections for LSC based on the LSC unadjusted financial projections prepared by LSC’s management, which were then adjusted to take into account Quad/Graphics’ management’s estimates of industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to LSC’s businesses. Those financial projections (which we sometimes refer to as the “adjusted LSC financial projections”) are being provided herein solely because they were considered by the Quad/Graphics board of directors in connection with the merger, as well as by J.P. Morgan in connection with the delivery of its fairness opinion, and are not being provided for other purposes. In addition, LSC’s management prepared certain financial projections for Quad/Graphics based on the Quad/Graphics unadjusted financial projections prepared by Quad/Graphics’ management, which were then adjusted to take into account LSC’s management’s estimates of industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Quad/Graphics’ businesses. Those financial projections (which we sometimes refer to as the “adjusted Quad/Graphics financial projections” and, together with the adjusted LSC financial projections, the “adjusted financial projections”) are being provided herein solely because they were considered by BofA Merrill Lynch in connection with the delivery of its fairness opinion, and are not being provided for other purposes.

The following summary of the unadjusted financial projections are not provided to influence you to make any investment decision with respect to the merger or otherwise, but is being included because the unadjusted financial projections (or certain of unadjusted financial projections) was made available to LSC, the LSC board, BofA Merrill Lynch, Quad/Graphics, the Quad/Graphics board and J.P. Morgan, as applicable, in evaluating a potential transaction between LSC and Quad/Graphics.

Both the unadjusted financial projections and the adjusted financial projections (which we sometimes refer to collectively as the “financial projections”) reflect numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Quad/Graphics’ and LSC’s businesses, all of which are difficult to predict and many of which are beyond control. The financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in Quad/Graphics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in Quad/Graphics’ subsequently filed Quarterly Reports on Form 10-Q, in LSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in LSC’s subsequently filed Quarterly Reports on Form 10-Q and in other documents that are incorporated by reference herein. Furthermore, you should read and consider risk factors specific to LSC’s business that will also affect Quad/Graphics after the consummation of the merger. These risks are set forth in LSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in LSC’s subsequently filed Quarterly Reports on Form 10-Q and in other documents that are incorporated by reference herein. See also “Risk Factors” beginning on page 37, “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 47 and “Where You Can Find More Information” beginning on page 200. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cannot be considered a reliable predictor of future results and should not be relied upon as such. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

In the view of the management of Quad/Graphics and the management of LSC, the accompanying financial projections were prepared on a reasonable basis, reflected, at the time the financial projections were prepared, the best available estimates and judgments, and presented, to the best of each respective company’s management’s knowledge and belief at the time the financial projections were prepared, the expected course of action and the expected future financial performance of Quad/Graphics or LSC, as applicable.

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, nor do they take into account the effect of any failure to occur of the merger and should not be viewed as accurate or continuing in that context. The financial projections consider the companies on a stand-alone basis and do not take into account the effect of the merger and in no event should the aggregate of any of the projections of Quad/Graphics and LSC be considered projections of Quad/Graphics after the merger. See “Risk Factors—Risks Relating to the Merger” beginning on page 37 for an analysis of the potential adverse effect that the announcement and pendency of the merger may have on Quad/Graphics’ and LSC’s respective businesses, financial conditions, results of operations, business prospects or on stock prices.

The financial projections were prepared solely for use in connection with evaluating the merger and not with a view toward public disclosure or soliciting proxies, nor were they prepared with a view toward compliance with the published guidelines of the SEC regarding projections and the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Quad/Graphics’ or LSC’s independent registered public accounting firms, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

The LSC unadjusted financial projections and the adjusted Quad/Graphics financial projections were used by BofA Merrill Lynch in rendering its opinion, dated October 30, 2018, to the LSC board of directors as to the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio to be received by the holders of LSC common stock, which opinion was based on and subject to the assumptions made and limitations on the review undertaken by BofA Merrill Lynch. For a description of the opinion that LSC received from BofA Merrill Lynch, see the section entitled “The Merger—Opinion of LSC’s Financial Advisor” beginning on page 91.

The Quad/Graphics unadjusted financial projections and the adjusted LSC financial projections were used by J.P. Morgan in rendering its opinion, dated October 30, 2018, to the Quad/Graphics board of directors as to the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio to Quad/Graphics, which opinion was based on and subject to the assumptions made and limitations on the review undertaken by J.P. Morgan. For a description of the opinion that Quad/Graphics received from J.P. Morgan, see the section entitled “The Merger—Opinion of Quad/Graphics’ Financial Advisor” beginning on page 81.

The inclusion of the financial projections herein will not be deemed an admission or representation by Quad/Graphics or LSC that they are viewed by Quad/Graphics or LSC as material information of Quad/Graphics (either before or after the merger) or LSC. These projections are not included in this joint proxy statement/prospectus in order to induce any holder of Quad/Graphics common stock or LSC common stock to vote in favor of the proposals submitted to them in connection with this joint proxy statement/prospectus. Neither Quad/Graphics nor LSC intends to update or otherwise revise the financial projections to reflect circumstances existing since their preparation, to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

Certain Stand-Alone Unadjusted Projected Financial Information for Quad/Graphics Prepared by Quad/Graphics’ Management

The following table presents the Quad/Graphics unadjusted financial projections for the fiscal years ending December 31, 2018 through December 31, 2022 prepared by Quad/Graphics management:

(in millions)	2018	2019	2020	2021	2022
Net Sales	$4,190	$4,012	$3,806	$3,621	$3,451
Adjusted EBITDA(1)	420	390	370	352	338

(1)

Adjusted EBITDA is a non-GAAP measure, which is defined as net earnings (loss) excluding (a) interest expense, (b) income tax expense (benefit), (c) depreciation and amortization, (d) pension income other than service cost and (e) restructuring, impairment and other charges.

Certain Stand-Alone Adjusted Projected Financial Information for Quad/Graphics Prepared by LSC’s Management

	For Fiscal Year Ending on December 31,
(in millions)	2018E	2019E	2020E	2021E	2022E
Net Sales	$4,190	$4,012	$3,806	$3,621	$3,451
Adjusted EBITDA(1)	$420	$381	$362	$344	$328

(1)

Adjusted EBITDA is a non-GAAP measure, which is defined as net earnings (loss) excluding (a) interest expense, (b) income tax expense (benefit), (c) depreciation and amortization, (d) pension income other than service cost and (e) restructuring, impairment and other charges.

Certain Stand-Alone Unadjusted Projected Financial Information for LSC Prepared by LSC’s Management

The following tables present the LSC unadjusted financial projections for the fiscal years ending December 31, 2018 through December 31, 2022 prepared by LSC management:

Financials
($ in millions, except for EPS)	For Fiscal Year Ending on December 31,
	2018PF E(1)	2019E	2020E	2021E	2022E
Net Sales	$3,711	$3,576	$3,535	$3,457	$3,383
Adjusted EBITDA(2)	$283	$290	$289	$286	$281
Adjusted EBIT(3)	$150	$162	$166	$169	$169

(1)

The 2018 financial projections above are presented after giving pro forma effect to (i) LSC’s acquisition on July 2, 2018 of the print logistics division of RRD, (ii) LSC’s disposition of its retail offset printing facilities on June 5, 2018 to Trend Offset Printing Services, Inc., and (iii) LSC’s disposition of its European printing business on September 28, 2018 to Walstead Group.

(2)

Adjusted EBITDA is a non-GAAP measure, which is calculated as earnings before interest expense, net of interest income, income tax expense, depreciation and amortization expense and excludes restructuring, impairment and other charges and the impact of certain purchase accounting adjustments.

(3)

Adjusted EBIT is a non-GAAP measure, which is calculated as earnings before interest expense, net of interest income, and income tax expense and excludes restructuring, impairment and other charges and the impact of certain purchase accounting adjustments.

Selected Cash Flow Items
($ in millions, except for EPS)	For Fiscal Year Ending on December 31,
	2018	2019E	2020E	2021E	2022E
Capital Expenditures	$74	$85	$75	$62	$61
Free Cash Flow(1)	$90	$74	$81	$98	$93
Change in net working capital(2)	$26	$18	$5	$11	$10

(1)

Free cash flow is a non-GAAP measure, which is calculated as cash provided by operating activities less cash used for capital expenditures. In connection with the preparation of its opinion, BofA Merrill Lynch used these figures in calculating an unlevered free cash flow measure.

(2)	Net working capital is calculated as the sum of accounts receivable and inventories, less accounts payable.

Other Items
($ in millions, except for EPS)	For Fiscal Year Ending on December 31,
	2018PF E(1)	2019E	2020E	2021E	2022E
Pension income / (expense)	$48	$45	$45	$45	$45
Adjusted EBITDA (Pension adjusted)(2)	$235	$245	$244	$241	$236

(1)

The 2018 financial projections above are presented after giving pro forma effect to (i) LSC’s acquisition on July 2, 2018 of the print logistics division of RRD, (ii) LSC’s disposition of its retail offset printing facilities on June 5, 2018 to Trend Offset Printing Services, Inc., and (iii) LSC’s disposition of its European printing business on September 28, 2018 to Walstead Group.

(2)

Adjusted EBITDA (Pension adjusted) is a non-GAAP measure, which is calculated as earnings before interest expense, net of interest income, income tax expense, depreciation and amortization expense and does not include pension income, restructuring, impairment and other charges and certain purchase accounting adjustments.

The unadjusted financial projections prepared by the management of LSC are based on various assumptions, including the following principal assumptions:

•	On-going market declines and cost pressures in the magazine and catalog platform, offset by expected margin improvements in the book segment and a ramp-up of synergies in the logistics platform.

•	The impact of four magazine and catalog plant closures and one office products plant closure.

•	Assumed cost savings from LSC’s comprehensive review of operations and business improvement initiative, of $10 million to $20 million over the period of 2019-2021.

•	Expenses with respect to LSC’s annual bonus plan of $7 million assumed in 2019 and $14 million thereafter.

•	Annual dividends of $1.04 per share, consistent with the level of the current quarterly dividend.

•	Free cash flow available after dividend payments used to reduce debt.

Certain Stand-Alone Adjusted Projected Financial Information for LSC Prepared by Quad/Graphics’ Management

(in millions)	2018(1)	2019	2020	2021	2022
Net Sales	$3,749	$3,481	$3,314	$3,118	$2,959
Adjusted EBITDA(2)	240	218	193	170	152
Adjusted EBIT(3)	100	88	73	62	55

(1)

The information prepared by Quad/Graphics’ management included the operating results from LSC’s European printing business and the operations of LSC’s retail offset printing facilities through the dates of their divestitures in 2018 and the operating results from the RRD Print logistics business from the date of its acquisition in 2018.
(2)

Adjusted EBITDA is a non-GAAP measure, which is defined as net earnings (loss) excluding (a) interest expense, (b) income tax expense (benefit), (c) depreciation and amortization, and (d) restructuring, impairment and transaction-related charges.

(3)

Adjusted EBIT is a non-GAAP measure, which is defined as net earnings (loss) excluding (a) interest expense, (b) income tax expense (benefit), (c) pension income other than service cost and (d) restructuring, impairment and other charges.

Unlevered Free Cash Flow for LSC and Quad/Graphics Prepared by BofA Merrill Lynch

The following presentation of “Unlevered Free Cash Flow” for LSC and Quad/Graphics was prepared by BofA Merrill Lynch for purposes of its discounted cash flow analysis described above under “The Merger—Opinion of LSC’s Financial Advisor.” Such information was not prepared by LSC or Quad/Graphics, or included in the LSC unadjusted financial projections or the adjusted Quad/Graphics financial projections provided to BofA Merrill Lynch for purposes of its financial analyses, but was prepared by BofA Merrill Lynch using the projected financial information furnished by LSC management. Nevertheless, Unlevered Free Cash Flow is being presented in the tables relating to the financial projections below in order to provide a more complete understanding of the data utilized by BofA Merrill Lynch in conducting its financial analyses. For purposes of its discounted cash flow analysis described above under “The Merger—Opinion of LSC’s Financial Advisor”, BofA Merrill Lynch treated stock-based compensation expense as a cash expense.

(in millions)	Q4 2018	2019	2020	2021	2022
LSC Unlevered Free Cash Flow(1)	$185	$109	$110	$126	$126
Quad/Graphics Unlevered Free Cash Flow(1)	239	216	205	192	181

(1)

For purposes hereof, Unlevered Free Cash Flow is defined as earnings before interest and taxes, less income tax provision (at assumed effective tax rates), capital expenditures, changes in net working capital, changes in other cash flows and certain cash restructuring charges, plus depreciation and amortization.

Estimated Potential Synergies Attributable to the Merger

The merger is expected to produce significant annualized net synergy savings (which we sometimes refer to as “synergies”) over time. Quad/Graphics estimates that it will realize synergies through capacity rationalization, the elimination of duplicative functions, greater operational efficiencies and greater efficiencies in supply chain management.

Quad/Graphics has identified approximately $135 million of pre-tax annualized net synergies that could be achieved in less than 24 months after the consummation of the merger. All synergies identified were the result of cost savings from eliminating redundant costs and assets or improving efficiencies across both the Quad/Graphics and LSC cost structures, net of any cost increases related to compensation or reduced earnings from lost customers.

Quad/Graphics performed analysis primarily in three areas of concentration to determine the estimated net synergies: (1) costs savings from commercial printing capacity rationalization into lower cost, more modern and efficient printing facilities from certain high cost facilities, (2) cost savings from the elimination of duplicative or redundant administrative costs, and (3) cost savings from supply chain management and purchasing efficiencies due to increased purchasing volumes of the combined companies. These estimated net synergies are based on a number of assumptions, including:

•	Implementing cost savings programs, such as the consolidation of certain manufacturing operations, without a significant impact in customer service levels.

•	Implementing cost savings programs related to personnel reductions and other redundant administrative costs.

•	Realizing savings on purchased or manufactured materials consumed, including but not limited to paper, ink and other materials consumed primarily in the manufacturing process.

Quad/Graphics’ management estimates that the total cost of accomplishing the merger and achieving synergies will be approximately $135 million in integration costs and approximately $173 million in transaction costs.

The estimated synergies referenced above were developed by management of Quad/Graphics. The estimated synergies reflect Quad/Graphics’ management’s estimates of the potential creation of cost reduction or cost avoidance opportunities through the ability to consolidate separate, stand-alone operations into a single entity. Any synergies actually achieved by Quad/Graphics following the merger could be greater than, less than or equal to these estimates. As in any transaction, shareholders assume the risk that Quad/Graphics will not achieve the strategic, financial, and operational benefits (including synergies) stated as a rationale for the merger. See “Risk Factors—Risks Relating to the Merger—The synergies expected to be produced may not be realized or may require Quad/Graphics after the consummation of the merger to incur additional costs that may adversely affect the value of Quad/Graphics’ class A common stock” beginning on page 40.

Interests of LSC’s Executive Officers and Directors in the Merger

In considering the recommendation of the LSC board of directors to vote for the merger agreement proposal, LSC stockholders should be aware that the executive officers and directors of LSC have interests in the merger that are different from, or in addition to, the interests of LSC stockholders generally and that may create potential conflicts of interest. The LSC board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to LSC stockholders that they vote for the merger agreement proposal. For more information, see the sections entitled “The Merger—Background of the Merger” beginning on page 63 and “The Merger—LSC’s Reasons for the Merger and Recommendation of LSC’s Board of Directors” beginning on page 87. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger—Quantification of Payments and Benefits to LSC’s Named Executive Officers—Golden Parachute Compensation” beginning on page 111.

Treatment of LSC Equity Awards

The LSC options, LSC RSAs, LSC RSUs, LSC PSUs and LSC phantom shares (which we collectively refer to as the “LSC equity awards”) held by LSC’s directors and executive officers immediately prior to the effective time of the merger will be generally treated in the same manner as those LSC equity awards held by other employees of LSC. As described further in the section titled “The Merger Agreement—Treatment of LSC Equity Awards” beginning on page 122, LSC equity awards will be subject to the following treatment:

•

LSC Options. At the effective time of the merger, each LSC option shall, automatically and without any required action on the part of the holder thereof, be converted into an option to purchase a number of shares of Quad/Graphics class A common stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of LSC common stock underlying such LSC option immediately prior to the effective time of the merger and (y) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such LSC option immediately prior to the effective time of the merger divided by (B) the exchange ratio. Except as specifically provided above, following the effective time of the merger, each LSC option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such LSC option immediately prior to the effective time of the merger.

•

LSC RSAs. At the effective time of the merger, any vesting conditions applicable to each LSC RSA shall, automatically and without any required action on the part of the holder thereof, accelerate in full and be converted into, and become exchanged for the merger consideration (less applicable taxes required to be withheld with respect to such vesting).

•

LSC RSUs. At the effective time of the merger, any vesting conditions applicable to each LSC RSU granted prior to October 30, 2018 shall, automatically and without any required action on the part of the holder thereof, accelerate in full and be cancelled and entitle the holder of such LSC RSU to receive (without interest) the merger consideration (less applicable taxes required to be withheld with respect to such payment).

Additionally, each LSC RSU granted after October 30, 2018 shall, automatically and without any required action on the part of the holder thereof, cease to represent a restricted stock unit denominated in shares of LSC common stock and shall be converted into a converted Quad RSU, with the number of shares of Quad/Graphics class A common stock subject to each such converted Quad RSU equal to the product (rounded down to the nearest whole number) of (A) the number of shares of LSC common stock subject to such LSC RSU immediately prior to the effective time of the merger multiplied by (B) the exchange ratio.

•

LSC PSUs. At the effective time of the merger, any vesting conditions applicable to each LSC PSU shall, automatically and without any required action on the part of the holder thereof, accelerate in full and be cancelled and entitle the holder of such LSC PSU to receive (without interest) an amount of merger consideration equal to (A) the number of shares of LSC common stock subject to such LSC PSU immediately prior to the effective time of the merger based on (x) for LSC PSUs granted in 2017, performance that was determined at the end of the 2017 performance period and (y) for LSC PSUs granted in 2018, the higher of target performance and actual performance through the effective time of the merger as reasonably determined by the human resources committee, multiplied by (B) the merger consideration (less applicable taxes required to be withheld with respect to such payment).

•

LSC Phantom Shares. At the effective time of the merger, each LSC phantom share under the LSC directors’ plan shall, automatically and without any required action on the part of the holder thereof, be converted into an award entitling the holder to receive an amount in cash equal to the value of the merger consideration (determined based on the closing price of a share of Quad/Graphics class A common stock on the closing date of the merger) with respect to each LSC phantom share, which amount shall be payable in accordance with the terms of such LSC directors’ plan and the applicable election thereunder.

For an estimate of the amounts that would be payable to each of LSC’s named executive officers on settlement of their unvested LSC equity awards, see the section entitled “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger—Quantification of Payments and Benefits to LSC’s Named Executive Officers—Golden Parachute Compensation” beginning on page 111. The estimated aggregate amount that would be payable to the eight LSC non-employee directors in settlement of their outstanding LSC RSUs and phantom shares (including accrued dividend equivalents and, with respect to the LSC phantom shares, dividends and interest accrued thereon) that are outstanding on January 7, 2019 if the effective time of the merger occurred on June 30, 2019 is $1,131,542. The amounts in this paragraph were determined using a price per share of LSC common stock of $10.17 (the average closing market price of LSC common stock over the first five business days following the public announcement of the merger on October 31, 2018).

Employment Agreement with Mr. Quinlan

On September 29, 2016, LSC assumed the employment agreement between RRD and LSC’s Chief Executive Officer, Mr. Quinlan, which was subsequently amended on October 25, 2017 and which, as amended, we refer to as the “Quinlan employment agreement.” In the event that Mr. Quinlan’s employment is terminated by LSC for any reason other than for “cause” or by Mr. Quinlan for “good reason” (each as defined in the

Quinlan employment agreement, and each of which we refer to as a “qualifying termination”) within two years following a change in control, Mr. Quinlan will be entitled to receive the payments and benefits listed below:

•	an amount equal to three times of the sum of Mr. Quinlan’s base salary and target annual bonus, payable in a cash lump sum, subject to the execution of a customary release;

•	a pro rata bonus for the year of the qualifying termination, payable when bonuses are paid to LSC’s senior executives;

•

continuation of all benefits (including Mr. Quinlan’s car allowance) to which Mr. Quinlan was eligible to receive prior to his termination until and including the last day of the second calendar year following the calendar year in which the qualifying termination occurs; and

•	a lump sum payment of $75,000, payable six months and one day after Mr. Quinlan’s qualifying termination.

Additionally, the Quinlan employment agreement provides that upon Mr. Quinlan’s separation from service from LSC, any vesting conditions applicable to any of Mr. Quinlan’s time-vested LSC equity awards (other than any RSUs that may be granted to him in 2019, if any), will vest 100% immediately as of the date of Mr. Quinlan’s separation from service, while all outstanding performance-based awards will be treated in accordance with their applicable award agreement. Because other arrangements provide for treatment of Mr. Quinlan’s LSC equity awards that is as favorable to him as, or more favorable to him than, the treatment prescribed in the Quinlan employment agreement, his awards will be treated as set forth above in the section entitled “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger—Treatment of LSC Equity Awards.” For purposes of the Quinlan employment agreement, the merger will constitute a change in control.

For an estimate of the value of the payments and benefits described above that would be payable to Mr. Quinlan under the Quinlan employment agreement upon a qualifying termination in connection with the merger, see the section entitled “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger—Quantification of Payments and Benefits to LSC’s Named Executive Officers—Golden Parachute Compensation” beginning on page 111.

Key Employee Severance Plan

Each of LSC’s executive officers, other than Mr. Quinlan, has entered into a participation agreement under LSC’s Key Employee Severance Plan, each of which provides for, among other things, benefits upon both a change in control and a subsequent qualifying termination of employment. The closing of the merger will constitute a change in control for purposes of the participation agreements.

The participation agreements provide that, in the event the executive officer experiences a qualifying termination within two years following a change in control, the executive officer will be entitled to receive the following, subject to the execution of a release and agreement to certain restrictive covenants, including non-competition, non-solicitation and confidentiality covenants:

•	salary continuation for 24 months (18 months for Mr. Hansen);

•

equal payments made in accordance with LSC’s regular payroll dates that, in the aggregate, equal 200% (150% for Mr. Hansen) of the executive officer’s target annual bonus over a period of 24 months (18 months for Mr. Hansen);

•

a lump-sum payment representing the difference between the executive officer’s monthly medical insurance cost immediately prior to his or her qualifying termination and the monthly cost for COBRA for 24 months (18 months for Mr. Hansen); and

•	six months of outplacement assistance from a provider selected by LSC.

Additionally, Ms. Bettman’s participation agreement provides that upon her qualifying termination, all of her outstanding LSC options, LSC RSAs, LSC RSUs (other than any LSC RSUs that may be granted to her in 2019, if any) or other equity grants (other than performance shares or LSC PSUs) issued to her on or after October 25, 2017 will fully vest immediately as of the date of her qualifying termination and any performance shares or LSC PSUs will be treated in accordance with the applicable award agreement. Because other arrangements provide for treatment of Ms. Bettman’s LSC equity awards that is as favorable to her as, or more favorable to her than, the treatment prescribed in Ms. Bettman’s participation agreement, her awards will be treated as set forth above in the section entitled “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger—Treatment of LSC Equity Awards.”

For an estimate of the value of the payments and benefits described above that would be payable to the LSC executive officers, other than Mr. Quinlan, under their participation agreements upon a qualifying termination in connection with the merger, see the section entitled “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger—Quantification of Payments and Benefits to LSC’s Named Executive Officers—Golden Parachute Compensation” beginning on page 111. For a discussion of the payments and benefits that would be payable to Mr. Quinlan upon a qualifying termination of employment in connection with the merger, see the section entitled “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger—Employment Agreement with Mr. Quinlan” beginning on page 107.

Annual Incentive Plan Awards

Under the merger agreement, LSC may determine achievement of performance and pay annual cash bonuses to its executive officers under its annual bonus incentive plan (which we refer to as the “LSC AIP”), in respect of the fiscal year ending December 31, 2018 in the ordinary course of business and consistent with the existing bonus award terms and past practice.

LSC may also establish performance metrics and grant annual bonus awards to its executive officers for the 2019 fiscal year under the LSC AIP. Annual bonuses under the LSC AIP in 2019 will be subject to “double-trigger” vesting on a pro-rata basis upon a termination without cause or resignation for good reason after the closing of the merger for all participants, including LSC’s executive officers. As described above in the section entitled “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger—Employment Agreement with Mr. Quinlan” beginning on page 107, Mr. Quinlan is entitled to receive his pro rata bonus under the LSC AIP for the year of his qualifying termination pursuant to the terms of the Quinlan employment agreement.

For an estimate of the value of the pro-rated annual bonus incentive awards that would be payable to LSC’s named executive officers in connection with the merger, see the section entitled “The Merger—Interests of LSC’s Executive Officers and Directors in the Merger—Quantification of Payments and Benefits to LSC’s Named Executive Officers—Golden Parachute Compensation” beginning on page 111.

Supplemental Executive Retirement Plan

Mr. Quinlan participates in the SERP-B that was transferred from RRD to LSC in connection with LSC’s separation from RRD. The SERP-B is frozen, no additional amounts may be contributed and no further benefits are being accrued. Pursuant to its terms, upon a change in control of LSC, Mr. Quinlan’s accrued benefits under the SERP-B will be payable to him, as he is fully vested in his accrued benefit.

Deferred Compensation Plan

Ms. Bettman and Mr. Lane participate in the LSC deferred compensation plan. Depending on the participant’s preexisting election, if a change in control occurs before separation from service and the participant elected to receive the change in control benefit, the account balance shall be paid in a lump sum within 60 days

(subject to a six-month delay under Section 409A, if applicable). If the participant did not elect to receive the change in control benefit, the account balance shall remain in the plan. Ms. Bettman and Mr. Lane are fully vested in their account balances under the deferred compensation plan.

Supplemental Pension Plan

Each of LSC’s executive officers except Mr. Hansen participate in the LSC SERP. The LSC SERP is frozen and no additional amounts may be contributed. Pursuant to its terms, upon a separation from service within two years of a change in control, participants will receive a lump sum payment of their accrued benefits after a six-month delay. Each of the participating executive officers is fully vested in his or her accrued benefits.

Membership on the Quad/Graphics Board of Directors Following the Merger

The parties have agreed that immediately following the merger, the Quad/Graphics board of directors will be comprised of the persons serving on the Quad/Graphics board of directors immediately prior to the merger as well as two additional members who served as LSC directors immediately prior to the merger and who are mutually agreed upon by LSC and Quad/Graphics, at the direction of the trustees of the Quad/Graphics voting trust. As of the date of this joint proxy statement/prospectus, no decisions have been made with respect to which current LSC directors will be appointed to the Quad/Graphics board of directors post-merger.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, LSC’s directors and officers will be entitled to certain ongoing indemnification and coverage under the merger agreement, the surviving company’s organizational documents and directors’ and officers’ liability insurance policies. See the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 148 for a description of such ongoing indemnification and coverage obligations.

Quantification of Payments and Benefits to LSC’s Named Executive Officers

This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation for each “named executive officer” of LSC that is based on, or otherwise relates to, the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to LSC’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of LSC stockholders, as described in the sections entitled “The Special Meeting of LSC Stockholders” beginning on page 56 and “LSC Proposals—LSC Compensation Proposal” beginning on page 61.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of LSC’s named executive officers would receive, using the following assumptions: (1) the effective time of the merger will occur on June 30, 2019 (which is the assumed date solely for purposes of this golden parachute compensation disclosure), (2) each of LSC’s named executive officers will experience a qualifying termination at such time, (3) the named executive officer’s base salary rate and annual target bonus remain unchanged from those in place as of January 7, 2019, (4) equity awards that are outstanding as of January 7, 2019 and (5) a price per share of LSC common stock of $10.17 (the average closing market price of LSC common stock over the first five business days following the public announcement of the merger on October 31, 2018). As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below. In addition, the amounts in the table do not reflect any amounts in respect of each named executive officer’s accounts in either the LSC SERP, the LSC deferred compensation plan, or the SERP-B, as applicable, as each named executive officer is fully vested in his or her applicable account balances under each such plan.

For purposes of this discussion, “single-trigger” refers to benefits that arise as a result of the closing of the merger and “double-trigger” refers to benefits that require two conditions, which are the closing of the merger as well as a qualifying termination of employment.

Golden Parachute Compensation

Name	Cash ($)(1)(2)	Equity ($)(3)	Benefits ($)(4)(5)	Total ($)
Thomas J. Quinlan, III	$9,975,000	$5,643,329	$90,776	$15,709,105
Suzanne S. Bettman	$3,105,000	$1,271,642	$30,000	$4,406,642
Andrew B. Coxhead	$2,430,000	$1,160,985	$46,575	$3,637,560
Kent A. Hansen	$975,000	$221,587	$30,000	$1,226,587
Richard T. Lane	$2,025,000	$647,252	$39,132	$2,711,384

(1)

For Mr. Quinlan, the cash amount consists of the following severance benefits payable on a qualifying termination within two years after closing, as set forth in the table below: (a) an amount equal to the sum of three times Mr. Quinlan’s annual base salary and target annual bonus, (b) a pro rata bonus for the year of termination, paid at the same time as other annual bonuses are paid; and (c) an additional $75,000 payment, paid six months and one day after such termination. All amounts are payable in a lump sum and are all “double-trigger” (i.e., the amounts are payable upon a qualifying termination within two years following the occurrence of a change in control).

(2)

The cash amounts payable to each of the other named executive officers, other than Mr. Quinlan, consist of the following: (a) an amount equal to the sum of two times (one and a half times for Mr. Hansen) the named executive officer’s annual base salary, and (b) payments that in the aggregate equal 200% (150% for Mr. Hansen) of the named executive officer’s target annual bonus. The amounts are all payable in substantially equal installments over two years (18 months for Mr. Hansen) and are “double-trigger.” Set forth below are the separate values of each of the cash payments for each of LSC’s named executive officers, including Mr. Quinlan, in each case assuming target performance for purposes of the pro rata annual bonus.

Name	Cash Severance ($)	Pro Rata Bonus ($)	Additional Payment ($)	Total ($)
Thomas J. Quinlan, III	$9,000,000	$900,000	$75,000	$9,975,000
Suzanne S. Bettman	$2,700,000	$405,000	—	$3,105,000
Andrew B. Coxhead	$2,160,000	$270,000	—	$2,430,000
Kent A. Hansen	$853,125	$121,875	—	$975,000
Richard T. Lane	$1,800,000	$225,000	—	$2,025,000

(3)

As described above, at the effective time of the merger, (a) all LSC options will be converted into options to purchase shares of Quad/Graphics class A common stock, (b) all unvested LSC RSAs and LSC RSUs granted prior to October 30, 2018 will be converted into and be exchanged for the merger consideration and (c) all LSC PSUs will be converted into and become exchanged for an amount of the merger consideration equal to (A) the number of shares of LSC common stock subject to such LSC PSU immediately prior to the effective time of the merger based on (I) for LSC PSUs granted in 2017, performance that was determined at the end of the 2017 performance period and (II) for LSC PSUs granted in 2018, the higher of target performance and actual performance through the effective time of the merger as reasonably determined by the human resources committee, multiplied by (B) the merger consideration. Treatment for all such equity awards is “single-trigger.” Set forth below are the values of each type of unvested equity-based award that would vest on closing, based on the assumptions set forth on page 110, and including accrued dividends payable upon vesting with respect to the LSC RSAs. All LSC PSUs granted in 2018 are presented assuming target performance. Note that as discussed above, the amounts in the table do not reflect any LSC RSUs that may be granted to the named executive officers with respect to their 2019 annual compensation prior to the closing of the merger, and which may, for Mr. Hansen only, provide for double-trigger vesting upon a termination without “cause” or a resignation for “good reason” within two years of the closing (for each of the other LSC named executive officers, any such LSC RSUs granted to them will be forfeited upon a termination for any reason prior to the scheduled vesting date).

Name	Unvested Options ($)	Unvested RSAs ($)	Accrued RSA Dividends ($)	Unvested RSUs ($)	Unvested PSUs ($)	Total ($)
Thomas J. Quinlan, III	$0	$607,322	$136,752	$3,730,417	$1,168,838	$5,643,329
Suzanne S. Bettman	$0	$277,509	$54,872	$713,080	$226,181	$1,271,642
Andrew B. Coxhead	$0	$268,132	$51,306	$568,228	$273,319	$1,160,985
Kent A. Hansen	$0	$68,322	$13,834	$82,886	$56,545	$221,587
Richard T. Lane	$0	$135,942	$26,465	$334,074	$150,770	$647,252

(4)

For Mr. Quinlan, reflects the approximate cost of his post-termination health care, supplemental life insurance, supplemental disability insurance, financial planning, and car allowance. These benefits are all “double-trigger,” payable on a qualifying termination within two years after the closing of the merger.

(5)

For each of the named executive officers other than Mr. Quinlan, reflects (i) an approximate amount equal to the difference between the named executive officer’s monthly medical insurance cost immediately prior to the applicable qualifying termination and the monthly cost for COBRA for 24 months (18 months for Mr. Hansen), paid in a cash lump sum, and (ii) the approximate cost of six months of outplacement assistance from a provider to be selected by LSC. These benefits are all “double-trigger,” payable on a qualifying termination within two years after the closing of the merger.

Interests of Quad/Graphics’ Executive Officers and Directors in the Merger

In considering the recommendation of the Quad/Graphics board of directors to vote for the share issuance proposal, Quad/Graphics shareholders should be aware that certain directors have interests in the merger that may be different from, or in addition to, the interests of Quad/Graphics shareholders generally. All of the members of the Quad/Graphics board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, in approving the merger agreement and in determining to recommend that Quad/Graphics shareholders approve the share issuance proposal.

Quad/Graphics has in place a stock restriction agreement pursuant to which approximately 7.8 million shares of class B common stock of Quad/Graphics held by certain members of the Quadracci family or trusts for their benefit can only be transferred to members of the Quadracci “family group” as defined in the agreement; and any attempted transfer to any person outside of the Quadracci “family group” provides Quad/Graphics with the option to purchase those shares at the lesser of a formula price or an average of the last sales prices of Quad/Graphics’ class A common stock over a 20-day period. The stock restriction agreement automatically terminates when the Quadracci “family group” owns less than 20% of the class A common stock and class B common stock of Quad/Graphics on a fully diluted basis. It is possible the issuance of shares of Quad/Graphics class A common stock in connection with the merger will result in the Quadracci “family group” falling below the 20% threshold, and accordingly, the stock restriction agreement may terminate. The following directors of Quad/Graphics are within or associated with the Quadracci “family group”: J. Joel Quadracci, Christopher B. Harned, Kathryn Quadracci Flores and John C. Fowler. All of such directors participated in the action of the board of directors of Quad/Graphics to consider and approve the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Quad/Graphics class A common stock in connection with the merger. The independent directors of Quad/Graphics decided, pursuant to and in accordance with Quad/Graphics’ Corporate Governance Guidelines, that such participation did not involve an actual or potential conflict of interest.

Quad/Graphics’ Board of Directors and Management after the Merger

Immediately following the merger, the Quad/Graphics board of directors will be comprised of the persons serving on the board of directors of Quad/Graphics immediately prior to the merger and two additional members who served as directors of LSC and who are mutually agreed upon by LSC and Quad/Graphics, at the direction of the trustees of the Quad/Graphics voting trust. As of the date of this joint proxy statement/prospectus, no decisions have been made with respect to which current LSC directors will be appointed to the Quad/Graphics board of directors post-merger.

The executive officers of Quad/Graphics immediately prior to the merger will be the executive officers of Quad/Graphics following the merger.

Exchange of Certificates; No Fractional Shares

At or prior to the effective time of the merger, Quad/Graphics will select and appoint an exchange agent, reasonably acceptable to LSC, to act as an exchange agent in connection with the transactions contemplated by the merger agreement, including the exchange of eligible shares of LSC common stock for the merger consideration. The conversion of eligible shares of LSC common stock into the right to receive the merger consideration, plus any cash in lieu of fractional shares of Quad/Graphics class A common stock and plus any dividends or distributions on Quad/Graphics class A common stock with a record date after the effective time of the merger will occur automatically at the effective time of the merger. As soon as reasonably practicable (and in any event within three business days) after the effective time of the merger, Quad/Graphics will cause the exchange agent to provide appropriate transmittal materials, including a letter of transmittal, to holders of record of shares of LSC common stock eligible to receive the merger consideration and advising such holders of the procedure for surrendering certificates in exchange for the merger consideration.

The letter of transmittal will specify that delivery shall be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates or affidavits of loss in lieu of such certificates to the exchange agent. The letter of transmittal will be accompanied by instructions for surrendering the certificates in exchange for the merger consideration, plus any cash in lieu of fractional shares of Quad/Graphics class A common stock and plus any dividends or distributions on Quad/Graphics class A common stock with a record date after the effective time of the merger. No interest will be paid or will accrue on any of the merger consideration upon surrender of a certificate. LSC stockholders should not return stock certificates with the enclosed proxy card.

At the effective time of the merger, all eligible shares of LSC common stock will cease to be outstanding, will be automatically cancelled and will cease to exist, and any certificate formerly representing any shares of LSC common stock, and each non-certificated share of LSC common stock represented by book entry will thereafter represent only the right to receive, without interest, the merger consideration plus any cash in lieu of fractional shares of Quad/Graphics class A common stock and plus any dividends or distributions on Quad/Graphics class A common stock with a record date after the effective time of the merger.

No dividends or other distributions with respect to shares of Quad/Graphics class A common stock will be paid to any LSC stockholder whose shares were converted into the right to receive the merger consideration unless and until such stockholder has surrendered or transferred such certificates or shares and related instruments in accordance with the merger agreement. Subject to applicable law, when holders of LSC common stock surrender their certificates or shares, they will receive any dividends and other distributions on shares of Quad/Graphics class A common stock with a record date after the effective time of the merger and a payment date on or prior to the date of surrender, without interest, and be entitled to receive any dividends and other distributions on shares of Quad/Graphics class A common stock with a record date after the effective time of the merger and a payment date after the date of surrender, without interest.

Any holder of shares of LSC common stock held through book-entry will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the merger consideration plus any cash in lieu of fractional shares of Quad/Graphics class A common stock and plus dividends or distributions on Quad/Graphics class A common stock with a record date after the effective time of the merger in respect of such book-entry shares of LSC common stock.

In lieu thereof, Quad/Graphics will, as promptly as reasonably practicable (and in any event within three business days) after the effective time of the merger, cause the exchange agent to mail to each stockholder whose shares are held through book-entry but not held through The Depository Trust Company (which we refer to as

“DTC”), a statement reflecting the number of whole shares of Quad/Graphics class A common stock such holder is entitled to receive and a check in the amount of any cash in lieu of fractional share of Quad/Graphics class A common stock the holder has the right to receive plus any dividends or distributions on Quad/Graphics class A common stock made with a record date after the effective time of the merger. For holders of LSC common stock whose shares are held through DTC, Quad/Graphics and LSC will cooperate to establish procedures with the exchange agent and DTC to ensure the exchange agent will transmit to DTC on the closing date of the merger, or if the closing occurs after 10:30 a.m. Central Time on the closing date of the merger, on the first business day after the closing date of the merger, upon surrender of the shares of LSC common stock held by DTC, the merger consideration plus any cash in lieu of fractional shares of Quad/Graphics class A common stock and plus any dividends or distributions on Quad/Graphics class A common stock with a record date after the effective time of the merger.

LSC stockholders will not be entitled to receive any fractional shares of Quad/Graphics class A common stock in the merger, and no LSC stockholders will be entitled to dividends, distributions, voting rights or any other rights in respect of any fractional shares of Quad/Graphics class A common stock. LSC stockholders that would have otherwise been entitled to receive a fractional share of Quad/Graphics class A common stock will instead be entitled to receive, in lieu of fractional shares, an amount in cash, without interest and rounded to the nearest whole cent, equal to the product of the average of the volume weighted average price per share of Quad/Graphics class A common stock on the NYSE on each of the twenty consecutive trading days ending with the second complete trading day prior to the date on which the effective time of the merger occurs, multiplied by the fraction of a share of Quad/Graphics class A common stock (after taking into account all of the shares of LSC common stock held by the holder at the effective time of the merger and rounded to the nearest one thousandth) to which the holder would otherwise be entitled to receive.

The exchange agent, Quad/Graphics or the surviving company will be entitled to deduct and withhold from any cash consideration (in lieu of fractional shares or otherwise) payable to any former holder of LSC common stock such amounts as are required to be deducted and withheld with respect to the payment of the merger consideration, as applicable, or the making of such payment under the Internal Revenue Code, or under any provision of state, local or foreign tax law. To the extent the amounts are so withheld by the exchange agent, Quad/Graphics or the surviving company, as the case may be, such withheld amounts will be treated for all purposes of the merger agreement as having been paid to the holder of shares of LSC common stock in respect of whom such deduction and withholding was made by the exchange agent, Quad/Graphics or the surviving company, as the case may be.

Regulatory Approvals

Quad/Graphics and LSC intend to seek all required regulatory approvals, including antitrust clearance in the United States under the HSR Act and in Mexico.

HSR Act

The FTC, and the Antitrust Division of the DOJ, frequently analyze the competitive effects of transactions such as the merger. Before or after the merger, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger or seeking divestiture of substantial assets of Quad/Graphics, LSC or their subsidiaries. Private parties and state attorneys general may also bring an action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, of the result of such challenge.

The HSR Act, and the rules and regulations thereunder, provide that certain transactions, including the merger, may not be consummated until required information and materials have been furnished to the DOJ and the FTC and certain waiting periods have expired or been terminated. Quad/Graphics and LSC filed their respective Pre-Merger (Arrangement) Notification and Report Forms with the FTC and the DOJ under the HSR Act effective as of November 13, 2018. On December 13, 2018, Quad/Graphics and LSC each received a second request for additional information and documentary material from the DOJ in connection with the DOJ’s review of the merger. Issuance of the second request extends the waiting period under the HSR Act until 30 days after both Quad/Graphics and LSC have substantially complied with the second request or such later time as the parties may agree with the DOJ, unless the waiting period is terminated earlier by the DOJ. Quad/Graphics and LSC will continue to cooperate fully with the DOJ as it reviews the merger.

Mexico

The approval of the merger by the Federal Economic Competition Commission (which we refer to as “COFECE”) under the Mexican Federal Economic Competition Law is required to consummate the merger. Under the Mexican Federal Economic Competition Law, transactions involving parties with sales and/or assets above certain levels cannot be completed until they are reviewed and approved by COFECE. Phase 1 typically takes approximately 25 business days. Once the notification is deemed complete, COFECE may issue a second request for information and data within 15 business days (which can be extended in exceptional cases). After the parties comply with the request, COFECE has 60 business days to issue a ruling. COFECE may extend the period to up to an additional 40 business days. Quad/Graphics and LSC have not yet filed a formal notification to COFECE of the merger.

Other Regulatory Approvals

Neither Quad/Graphics nor LSC is aware of any material governmental approvals or actions that are required for consummation of the merger other than as described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

Certain Indebtedness of Quad/Graphics and LSC

Existing Quad/Graphics Credit Facility

The Quad/Graphics credit facility includes a $375 million term loan A maturing in January 2021, a $300 million term loan B maturing in April 2021 and a $725 million revolving credit facility maturing in January 2021. Quad/Graphics’ Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this joint proxy statement/prospectus, contains more detailed information about the Quad/Graphics credit facility.

LSC Credit Facility

The LSC credit facility includes a $375 million term loan B and a $400 million revolving credit facility. As of September 30, 2018, the outstanding principal amount of revolving loans drawn was $229 million, and the outstanding principal amount of the term loan was $270 million. LSC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, which is incorporated by reference into this joint proxy statement/prospectus, contains more detailed information about the LSC credit facility. Quad/Graphics intends to cause the LSC credit facility to be repaid and terminated in connection with the consummation of the merger. The LSC credit facility can be prepaid without premium or penalty other than London Interbank Offered Rate breakage costs. In addition, under the merger agreement, all amounts outstanding under the LSC credit facility will be repaid upon the closing of the merger and Quad/Graphics is required to provide all necessary funds for such repayment.

LSC’s Senior Notes

LSC has issued $450 million aggregate principal amount of LSC Senior Notes. As of September 30, 2018, the outstanding principal amount of the LSC senior notes was $450 million. LSC’s Quarterly Report on Form

10-Q for the quarter ended September 30, 2018, which is incorporated by reference into this joint proxy statement/prospectus, contains more detailed information about the LSC senior notes. The indenture governing the LSC senior notes (which we refer to as the “LSC indenture”) requires LSC (or a third party, in permitted circumstances) to make an offer to repurchase the LSC senior notes at 101% of their face amount, plus any accrued and unpaid interest, within 30 days of the occurrence of a change of control. A “change of control”, as defined under the LSC indenture, occurs when, among other things, LSC merges with or into another person or entity pursuant to a transaction in which the outstanding voting stock of LSC is converted into or exchanged for cash, securities, or other property. The LSC indenture permits the LSC senior notes to be redeemed in whole or in part prior to October 15, 2019 at a redemption price equal to 100% of the principal amount of such LSC senior notes, plus any accrued and unpaid interest, and the greater of (1) 1.00% of the principal amount of such LSC senior notes and (2) the excess of (a) the present value on the applicable redemption date of (i) the redemption price of the LSC senior notes on October 15, 2019 as described in the next succeeding sentence, plus (ii) all required remaining scheduled interest payments due on such LSC senior notes through October 15, 2019 (excluding accrued and unpaid interest to the applicable redemption date), computed at an adjusted treasury rate discount rate as of the applicable redemption date, over (b) the principal amount of such LSC senior notes on the applicable redemption date. On or after October 15, 2019, but prior to October 15, 2020, the LSC senior notes may be redeemed at 106.563% of the principal amount of such LSC senior notes, plus accrued and unpaid interest.

Under the merger agreement, Quad/Graphics may request LSC to (a) make an offer to purchase with respect to all of the outstanding aggregate principal amount of the LSC senior notes, or (b) deliver a notice of optional redemption for the LSC senior notes, in each case conditioned on the consummation of the merger and the funding of such repurchase or redemption by Quad/Graphics or its subsidiaries. Quad/Graphics intends to have funding available for any accepted offers to repurchase in connection with a change of control offer or any optional redemption of the LSC senior notes.

Amendment to Quad/Graphics Credit Facility

Upon or prior to the closing date of the merger, Quad/Graphics will amend the Quad/Graphics credit facility to (a) increase the aggregate amount of the existing revolving credit facility from $725 million to $800 million in two tranches, with the first tranche of approximately $83 million maturing on January 4, 2021 and the second tranche of approximately $717 million maturing five years from the closing date of the merger, (b) increase the aggregate amount of the existing term loan A from $375 million to $ 825 million in two tranches, with the first tranche of approximately $32 million maturing on January 4, 2021 and the second tranche of approximately $793 million maturing five years from the closing date of the merger, (c) increase the aggregate amount of the existing term loan B from $300 million to $500 million with a term of seven years, and (d) allow Quad/Graphics to consummate the merger. Quad/Graphics intends that the loans available under the amended Quad/Graphics credit facility will be used to repay, refinance, repurchase, redeem, exchange or otherwise terminate LSC’s existing indebtedness prior to, in connection with or following the consummation of the merger, and to pay transaction expenses.

Transaction Litigation

Three substantially similar actions have been filed by an alleged LSC stockholder against some or all of LSC, the directors of LSC, Quad/Graphics and merger sub. On December 21, 2018, an action captioned Joe Waters v. LSC, et al., No. 1:18-cv-08419, was filed in the U.S. District Court for the Northern District of Illinois against LSC, the directors of LSC, Quad/Graphics and merger sub on behalf of a putative class of LSC stockholders. On January 2, 2019, an action captioned David Wefer v. LSC, et al., No. 1:19-cv-00007, was filed in the U.S. District Court for the Southern District of New York against LSC and the directors of LSC. On January 7, 2019, an action captioned Patrick Plumley v. LSC, et al., No. 1:19-cv-00030-UNA, was filed in the U.S. District Court for the District of Delaware against LSC, the directors of LSC, Quad/Graphics and merger sub on behalf of a putative class of LSC stockholders. The lawsuits include similar allegations challenging the adequacy or completeness of the disclosures to LSC stockholders made in the initial version of this joint proxy statement/prospectus filed on December 11, 2018 regarding the merger, and the complaints assert claims under Section 14(a) and 20(a) of the Exchange Act against some or all of LSC, the members of the LSC board and Quad/Graphics. The complaints allege, among other things, that the initial version of this joint proxy statement/prospectus filed on December 11, 2018 misstated or omitted material information regarding the financial projections prepared by LSC management, the value of shares of LSC common stock and the financial analyses performed by LSC’s financial advisor and the sales process leading up to the merger. The complaints seek injunctive relief, including to enjoin the merger, damages in the event the merger is consummated and an award of attorneys’ fees, in addition to other relief.

Additional lawsuits arising out of the merger may be filed in the future. There can be no assurance that any of the defendants will be successful in the outcome of the pending or any potential future lawsuits. A preliminary injunction could delay or jeopardize the consummation of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the consummation of the merger. LSC and Quad/Graphics believe that the lawsuits are without merit and intend to defend vigorously against them and any other lawsuits challenging the merger.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary that addresses the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of shares of LSC common stock that exchange their shares of LSC common stock for shares of Quad/Graphics class A common stock in the merger. The discussion is based on the provisions of the Internal Revenue Code, its legislative history, U.S. Treasury regulations, administrative rulings and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretations.

For purposes of this summary, a “U.S. holder” is a beneficial owner of shares of LSC common stock that is (a) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes, (b) an entity that is classified for U.S. federal income tax purposes as a corporation and that is organized under the laws of the United States, any state thereof, or the District of Columbia, or is otherwise treated for U.S. federal income tax purposes as a domestic corporation, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (i) whose administration is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more United States persons as described in Section 7701(a)(30) of the Internal Revenue Code (which we refer to as “United States persons”), or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If an entity classified for U.S. federal income tax purposes as a partnership or as a “disregarded entity” owns shares of LSC common stock, the tax treatment of a member of the entity will depend on the status of the member and the activities of the entity. The tax treatment of such an entity, and the tax treatment of any member of such an entity, are not addressed in this summary. Any entity that is classified for U.S. federal income tax purposes as a partnership or as a “disregarded entity” and that owns shares of LSC common stock, and any members of such an entity, are encouraged to consult their own tax advisors.

This summary does not discuss all U.S. federal income tax considerations that may be relevant to U.S. holders in light of their particular circumstances or that may be relevant to U.S. holders that may be subject to special treatment under U.S. federal income tax law (for example, tax-exempt organizations, insurance companies, banks and other financial institutions, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, real estate investment trusts, regulated investment companies, individual retirement accounts, qualified pension plans, persons who hold shares of LSC common stock as part of a straddle, hedging, constructive sale, conversion, or other integrated transaction, persons that purchase or sell shares of LSC common stock as part of a wash sale for U.S. federal income tax purposes, persons who actually or constructively own 5% or more of the shares of LSC common stock, and persons who acquired their shares of LSC common stock through the exercise of an employee stock option, as a restricted stock award, or otherwise as compensation). Furthermore, this summary does not discuss any alternative minimum tax consequences or unearned income Medicare contribution tax consequences, and does not address any aspects of state, local, or foreign taxation. This summary applies only to those U.S. holders that hold shares of LSC common stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment).

Quad/Graphics and LSC intend to take the position that the merger is characterized as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes. You are encouraged to consult with your own tax advisor as to whether the merger is characterized as such a “reorganization,” and as to the tax consequences of the merger in your particular circumstances if the merger is so characterized. The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within Quad/Graphics’ or LSC’s control.

Neither Quad/Graphics nor LSC intends to request any ruling from the Internal Revenue Service, or any opinion from counsel, as to the U.S. federal income tax consequences of the merger. There is no guarantee that the Internal Revenue Service will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code or that a court would not sustain a position that is contrary to any of the positions set forth in this summary.

Assuming that the merger is treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, the following are the material U.S. federal income tax consequences (to the corporations involved in the merger, and to the U.S. holders) of the merger.

U.S. Federal Income Tax Consequences to Quad/Graphics, Merger Sub, and LSC

None of Quad/Graphics, merger sub, and LSC will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger.

U.S. Federal Income Tax Consequences to LSC Stockholders

Exchange of Shares of LSC Common Stock for Shares of Quad/Graphics Class A Common Stock

U.S. holders who exchange all of their shares of LSC common stock for shares of Quad/Graphics class A common stock will not recognize any gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, they receive upon the deemed sale of a fractional share of Quad/Graphics class A common stock (see below for tax treatment of such cash received for a fractional share). Each U.S. holder’s aggregate tax basis in the shares of Quad/Graphics class A common stock received will be the same as the U.S. holder’s aggregate tax basis in the shares of LSC common stock surrendered in the merger, reduced by the basis attributable to any fractional share of Quad/Graphics class A common stock deemed sold (as discussed below under the heading “—Receipt of Cash Upon the Deemed Sale of a Fractional Share”). The holding period of the shares of Quad/Graphics class A common stock received by a U.S. holder will include the holding period of the shares of LSC common stock surrendered. If a U.S. holder has differing tax bases and/or holding periods in respect of shares of LSC common stock, such U.S. holder is encouraged to consult with a tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of Quad/Graphics class A common stock received.

Receipt of Cash Upon the Deemed Sale of a Fractional Share

A U.S. holder who receives cash in lieu of a fractional share of Quad/Graphics class A common stock will be treated as having received the fractional share pursuant to the merger and then as having sold the fractional share for cash in a redemption by Quad/Graphics. As a result, such U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, such U.S. holder’s holding period for such share is greater than one year. For U.S. holders of shares of LSC common stock that are non-corporate holders, long-term capital gain generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

A U.S. holder’s receipt of cash in lieu of a fractional share of Quad/Graphics class A common stock is subject to information reporting unless the U.S. holder is an exempt recipient and may, under certain circumstances, be subject to backup withholding, unless such U.S. holder provides Quad/Graphics with its taxpayer identification number and otherwise complies with the backup withholding rules. Any amounts withheld from a U.S. holder under the backup withholding provisions may be credited against the U.S. federal income tax liability, if any, of the U.S. holder, and may entitle the U.S. holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

A U.S. holder who receives shares of Quad/Graphics class A common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder who is required to file a U.S. federal income tax return and who is a significant holder (as defined below) that receives shares of Quad/Graphics class A common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth certain information regarding the merger and the holder’s shares. A “significant holder” is a holder of shares of LSC common stock who, immediately before the merger, owned at least 5% of the outstanding stock of LSC or securities of LSC with a basis for U.S. federal income tax purposes of at least $1 million.

The preceding discussion is intended only as an overview of the material U.S. federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. You are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment of the Merger

The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States. Quad/Graphics will be the acquirer of LSC for accounting purposes.

No Appraisal/Dissenters’ Rights

Under Wisconsin law, Quad/Graphics shareholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of Quad/Graphics class A common stock in connection with the merger.

Because shares of LSC common stock are listed on the NYSE and holders of shares of LSC common stock are not required to receive consideration other than shares of Quad/Graphics class A common stock, which are listed on the NYSE, and cash in lieu of fractional shares, in the merger, holders of LSC common stock are not entitled to exercise appraisal or dissenters’ rights under Delaware law in connection with the merger.

Listing of Quad/Graphics Class A Common Stock; Delisting and Deregistration of LSC’s Common Stock

It is a condition to the consummation of the merger that the shares of Quad/Graphics class A common stock issuable pursuant to the merger agreement be approved for listing on the NYSE. If the merger is consummated, LSC common stock will be delisted from the NYSE and deregistered under the Exchange Act, and LSC will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act.

Resale of Quad/Graphics Class A Common Stock

All shares of Quad/Graphics class A common stock received by LSC stockholders in connection with the merger will be freely tradable for purposes of the Securities Act.

Business Relationships Between Quad/Graphics and LSC

Historically, from time to time, Quad/Graphics and LSC have provided subsidiaries of each other with short-term contract outsourcing and other services, in each case in arm’s length transactions in quantities and at prices that the parties do not consider to be material in the context of their overall businesses.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all of the terms of the merger agreement and is qualified by reference to the complete text of the merger agreement that is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference. You are urged to read the merger agreement carefully and in its entirety.

The merger agreement and this summary of its terms have been included with this joint proxy statement/prospectus to provide you with information regarding the terms of the merger agreement. Factual disclosures about Quad/Graphics or LSC contained in this joint proxy statement/prospectus or in Quad/Graphics’ and LSC’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Quad/Graphics or LSC contained in the merger agreement. In your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue, and allocates risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and in some cases have been qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Investors should not rely on the merger agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of Quad/Graphics, LSC, merger sub or any of their respective subsidiaries or affiliates.

The Merger

Pursuant to the merger agreement and subject to the terms and conditions thereof, Quad/Graphics has agreed to acquire LSC. The merger agreement provides that, upon the terms and subject to the conditions in the merger agreement and in accordance with the DGCL, at the effective time of the merger, merger sub will merge with and into LSC. As a result of the merger, the separate corporate existence of merger sub will cease, and LSC will continue as the surviving corporation and a wholly owned subsidiary of Quad/Graphics.

Closing and Effective Time of the Merger

Unless otherwise mutually agreed to in writing between Quad/Graphics and LSC, the closing of the merger will take place at 7:00 a.m. Central Time on the second business day following the day on which the last to be satisfied of the conditions to the consummation of the merger, described in the section entitled “The Merger Agreement—Conditions to the Consummation of the Merger” beginning on page 144, has been satisfied or waived (other than those conditions that by their nature must be satisfied or, to the extent permitted, waived at the closing of the merger, but subject to the satisfaction or waiver of such conditions).

Assuming timely satisfaction of the necessary closing conditions, the parties currently expect the closing of the merger to occur mid-2019. The merger will become effective at the time when the certificate of merger for the merger has been duly filed with the Secretary of State of the State of Delaware, or such later time as agreed upon in writing by Quad/Graphics and LSC and specified in the certificate of merger.

Merger Consideration

As a result of the merger, each eligible share of LSC common stock will be converted into the merger consideration of 0.625 shares of Quad/Graphics class A common stock without interest. As further described below in the section entitled “The Merger Agreement—Exchange Procedures” beginning on page 123, and in more detail in the merger agreement, all shares of LSC common stock will cease to be outstanding, will automatically be cancelled and will cease to exist and will thereafter represent only the right to receive, without interest, the merger consideration into which the shares have been converted, plus any cash in lieu of fractional shares of Quad/Graphics class A common stock and plus any dividends or distributions on Quad/Graphics class A common stock with a record date after the effective time of the merger (provided that certain eligibility requirements are met). See “The Merger Agreement—Dividends and Distributions on Shares of Quad/Graphics Class A Common Stock” beginning on page 125.

LSC stockholders will not be entitled to receive any fractional shares of Quad/Graphics class A common stock in the merger, and no LSC stockholders will be entitled to dividends, distributions, voting rights or any other rights in respect of any fractional shares of Quad/Graphics class A common stock. LSC stockholders that would have otherwise been entitled to receive a fractional share of Quad/Graphics class A common stock will instead be entitled to receive, in lieu of the issuance of fractional shares, an amount in cash, without interest and rounded to the nearest whole cent, equal to the product of the average of the volume weighted average price per share of Quad/Graphics class A common stock on the NYSE on each of the twenty consecutive trading days ending with the second complete trading day prior to the date on which the effective time of the merger occurs, multiplied by the fraction of a share of Quad/Graphics class A common stock (after taking into account all of the shares of LSC common stock held by the holder at the effective time of the merger and rounded to the nearest one thousandth) to which the holder would otherwise be entitled to receive.

At the effective time of the merger, all shares of LSC common stock will cease to be outstanding, will be automatically cancelled and will cease to exist, and any certificate formerly representing any shares of LSC common stock, and each non-certificated share of LSC common stock represented by book entry will thereafter represent only the right to receive, without interest, the merger consideration, the right to receive cash in lieu of fractional shares into which such shares have been converted and any distribution or dividend on shares of Quad/Graphics class A common stock issued in the merger with a record date after the effective time of the merger (provided that certain eligibility requirements are met). See “The Merger Agreement—Dividends and Distributions on Shares of Quad/Graphics Class A Common Stock” beginning on page 125.

Treatment of LSC Equity Awards

LSC Options

At the effective time of the merger, each LSC option shall, automatically and without any required action on the part of the holder thereof, be converted into an option to purchase a number of shares of Quad/Graphics class A common stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of LSC common stock underlying such LSC option immediately prior to the effective time of the merger and (y) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such LSC option immediately prior to the effective time of the merger divided by (B) the exchange ratio. Except as specifically provided above, following the effective time of the merger, each LSC option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such LSC option immediately prior to the effective time of the merger.

LSC RSAs

At the effective time of the merger, any vesting conditions applicable to each LSC RSA shall, automatically and without any required action on the part of the holder thereof, accelerate in full and be converted into, and become exchanged for the merger consideration (less applicable taxes required to be withheld with respect to such vesting).

LSC RSUs

At the effective time of the merger, any vesting conditions applicable to each LSC RSU granted prior to October 30, 2018 shall, automatically and without any required action on the part of the holder thereof, accelerate in full and be cancelled and entitle the holder of such LSC RSU to receive (without interest) the merger consideration (less applicable taxes required to be withheld with respect to such payment).

Additionally, each LSC RSU granted after October 30, 2018 shall, automatically and without any required action on the part of the holder thereof, cease to represent a restricted stock unit denominated in shares of LSC common stock and shall be converted into a converted Quad RSU, with the number of shares of Quad/Graphics class A common stock subject to each such converted Quad RSU equal to the product (rounded down to the nearest whole number) of (A) the number of shares of LSC common stock subject to such LSC RSU immediately prior to the effective time of the merger multiplied by (B) the exchange ratio.

LSC PSUs

At the effective time of the merger, any vesting conditions applicable to each LSC PSU shall, automatically and without any required action on the part of the holder thereof, accelerate in full and be cancelled and entitle the holder of such LSC PSU to receive (without interest) an amount of merger consideration equal to (A) the number of shares of LSC common stock subject to such LSC PSU immediately prior to the effective time of the merger based on (x) for LSC PSUs granted in 2017, performance that was determined at the end of the 2017 performance period and (y) for LSC PSUs granted in 2018, the higher of target performance and actual performance through the effective time of the merger as reasonably determined by the human resources committee, multiplied by (B) the merger consideration (less applicable taxes required to be withheld with respect to such payment).

LSC Phantom Shares

At the effective time of the merger, each LSC phantom share under the LSC directors’ plan shall, automatically and without any required action on the part of the holder thereof, be converted into an award entitling the holder to receive an amount in cash equal to the value of the merger consideration (determined based on the closing price of a share of Quad/Graphics class A common stock on the closing date of the merger) with respect to each LSC phantom share, which amount shall be payable in accordance with the terms of such LSC directors’ plan and the applicable election thereunder.

Exchange Procedures

At or prior to the effective time of the merger, Quad/Graphics will select and appoint an exchange agent, reasonably acceptable to LSC, and will deposit, or cause to be deposited, shares of Quad/Graphics class A common stock sufficient to deliver the aggregate merger consideration, together with any cash payable in lieu of fractional shares to the extent then determinable.

As soon as reasonably practicable (and in any event within three business days) after the effective time of the merger, Quad/Graphics will cause the exchange agent to provide appropriate transmittal materials, including a letter of transmittal, to holders of record of eligible shares of LSC common stock advising such holders of the procedure for surrendering certificates in exchange for the merger consideration. Upon surrender to the exchange agent of the stockholder’s certificates and properly completed transmittal materials, the stockholder will be entitled to receive, and Quad/Graphics will deliver or cause the exchange agent to deliver the merger consideration, plus any cash in lieu of fractional shares of Quad/Graphics class A common stock and plus any distribution or dividend on shares of Quad/Graphics class A common stock issued in the merger with a record date after the effective time of the merger (provided that certain eligibility requirements are met).

Any holder of shares of LSC common stock held through book-entry will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the merger consideration, cash in lieu of fractional shares and dividends or distributions such holder is entitled to receive in respect of such shares. Quad/Graphics will, as promptly as reasonably practicable (and in any event within three business days) after the effective time of the merger, cause the exchange agent to mail to each stockholder whose shares are held through book-entry but not held through DTC, a statement reflecting the number of shares of Quad/Graphics class A common stock such holder is entitled to receive and a check in the amount of any cash in lieu of fractional shares the holder has the right to receive plus any dividends or distributions such holder is entitled to receive. For holders of LSC common stock whose shares are held through DTC, Quad/Graphics and LSC will cooperate to establish procedures with the exchange agent and DTC to ensure the exchange agent will transmit to DTC on the closing date of the merger, or if the closing occurs after 10:30 a.m. Central Time on the closing date of the merger, on the first business day after the closing date of the merger, upon surrender of the shares of LSC common stock held by DTC, the merger consideration plus any cash in lieu of fractional shares of Quad/Graphics class A common stock and plus any dividends or distributions such holder is entitled to receive.

LSC stockholders should not return their stock certificates with the enclosed proxy card, and LSC stockholders should not forward their stock certificates to the exchange agent without the appropriate transmittal materials.

From and after the effective time of the merger, there will be no further transfers on the stock transfer books of LSC of the shares of LSC common stock that were issued and outstanding immediately prior to the effective time of the merger. If, after the effective time of the merger, any certificate or book-entry share of LSC common stock is presented for transfer on the stock transfer records of LSC, it will be canceled and exchanged for the merger consideration plus any cash in lieu of fractional shares of Quad/Graphics class A common stock and plus any dividends or distributions such holder is entitled to receive.

Termination of the Exchange Fund

Any portion of the exchange fund that remains unclaimed by LSC stockholders nine months after the effective time of the merger will be paid to Quad/Graphics upon Quad/Graphics’ request. Thereafter, LSC stockholders will be entitled to look only to Quad/Graphics with respect to the payment of any merger consideration (and/or cash in lieu of fractional shares and/or dividends or distributions with respect to such merger consideration, as contemplated by the merger agreement), without any interest thereon. None of Quad/Graphics, LSC, the exchange agent or any other person will be liable to any former holder of shares of LSC common stock for any amount delivered in good faith to a governmental body pursuant to applicable abandoned property, escheat or similar laws. To the fullest extent permitted by law, immediately before any merger consideration would otherwise escheat to, or become the property of, any governmental body, such amount will, to the extent permitted by law, become the property of Quad/Graphics, free and clear of all claims or interest of any person previously entitled to such property.

Lost, Stolen or Destroyed Share Certificates

If a certificate for shares of LSC common stock has been lost, stolen or destroyed, then, before an LSC stockholder will be entitled to receive the merger consideration (and/or cash in lieu of fractional shares and/or dividends or distribution with respect to such merger consideration, as contemplated by the merger agreement), such holder will need to make an affidavit of that fact and, if reasonably required by Quad/Graphics or the exchange agent, post a bond (in such amount as Quad/Graphics may determine is reasonably necessary) as indemnity against any claim that may be made against it with respect to such certificate for shares of LSC common stock.

Adjustments to Prevent Dilution

In the event that, prior to the effective time of the merger, either Quad/Graphics or LSC changes the number of shares of Quad/Graphics class A common stock (or securities convertible or exchangeable into or exercisable for Quad/Graphics class A common stock) or LSC common stock (or securities convertible or exchangeable into or exercisable for LSC common stock), as the case may be, issued and outstanding, by reason of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, then the merger consideration, the exchange ratio and any other similarly-dependent items, as the case may be, will be appropriately adjusted, to provide holders of LSC common stock with the same economic effect as contemplated by the merger agreement prior to such event.

Organizational Documents; Directors and Officers; NYSE Listing

Organizational Documents

At the effective time of the merger, the certificate of incorporation of the surviving company will be amended and restated in its entirety to read as set forth in Exhibit B to the merger agreement, until thereafter amended, restated or amended and restated as provided therein or by applicable law. The parties will take all necessary actions so that at the effective time of the merger, the bylaws of merger sub in effect immediately prior to the effective time of the merger will be the bylaws of the surviving company until thereafter amended, restated or amended and restated as provided therein or by applicable law, except with such name as Quad/Graphics designates.

Directors and Officers

The board of directors of merger sub immediately prior to the effective time of the merger and the officers of the merger sub immediately prior to the effective time of the merger will be the directors and officers of the surviving company from and after the effective time of the merger, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation of the surviving company, bylaws of the surviving company and applicable law.

NYSE Listing

As promptly as practicable following the effective time of the merger (and in any event no more than 10 days after the closing date of the merger), LSC common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded.

Dividends and Distributions on Shares of Quad/Graphics Class A Common Stock

No dividends or other distributions with respect to shares of Quad/Graphics class A common stock will be paid to any LSC stockholder whose shares were converted into the right to receive the merger consideration unless and until such stockholder has surrendered or transferred such certificates or shares and related instruments in accordance with the merger agreement. Following surrender or transfer of any such certificate or shares and related instruments in accordance with the merger agreement, such LSC stockholder will be entitled to receive, without interest:

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at the time of such transfer or surrender, as applicable, the dividends or other distributions with a record date after the effective time for the merger theretofore payable with respect to such whole shares of Quad/Graphics class A common stock and not paid; and

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at the appropriate payment date, the dividends and other distributions payable with respect to such whole shares of Quad/Graphics class A common stock with a record date after the effective time for the merger and a payment date subsequent to the time of such transfer or surrender, as applicable.

Withholdings

Under the merger agreement, Quad/Graphics, the surviving company or the exchange agent will be entitled to deduct and withhold from any cash consideration (in lieu of fractional shares or otherwise) payable pursuant to the merger agreement to any holder of LSC common stock such amounts as are required to be deducted and withheld with respect to the payment of the merger consideration, as applicable, or the making of such payment under the Internal Revenue Code, or under any provision of state, local or foreign tax law, with respect to the making of such payment. Any cash amount deducted or withheld under the merger agreement, and paid over to the appropriate taxing authority, will be treated as having been paid or issued, as applicable, to the holder of LSC common stock in respect of which such deduction or withholding was made.

Appraisal Rights

Under Delaware law, no appraisal rights will be available to the holders of LSC common stock in connection with the merger. See the section entitled “The Merger—No Appraisal/Dissenters’ Rights” beginning on page 119.

Representations and Warranties

The merger agreement contains customary and, in certain cases, reciprocal, representations and warranties by LSC and Quad/Graphics that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in forms, statements, certifications, reports, schedules or other documents filed with or furnished to the SEC by LSC or Quad/Graphics, as applicable, prior to October 30, 2018 or in the disclosure schedule delivered by LSC and Quad/Graphics to each other in connection with the merger agreement. The representations and warranties by LSC relate to, among other things:

•	organization, good standing and qualification to do business of LSC and its significant subsidiaries;

•	identification of all subsidiaries and capital stock ownership in other entities;

•	delivery or availability of copies of organizational documents of LSC and its subsidiaries;

•	capitalization, including regarding:

•	the authorized capital stock of LSC issued, outstanding and/or reserved for issuance;

•	the absence of any obligations to repurchase, redeem or otherwise acquire any capital stock or securities of the LSC or its subsidiaries;

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the absence of any outstanding bonds, debentures, notes or other indebtedness of LSC having a right to vote (or convertible into or exercisable for such securities having the right to vote) with the stockholders of LSC on any matter;

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the absence of preemptive or outstanding subscriptions, options, call, conversion rights, redemption rights, repurchase rights, warrants, agreements, arrangements, commitments or other rights (whether or not currently exercisable) that give any person the right to acquire, or obligates a sale, of any shares of the capital stock or any other securities of LSC or any of its subsidiaries;

•	the absence of outstanding securities or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of LSC of its subsidiaries;

•	the absence of any stockholder rights plan or similar plan; and

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the absence of any stockholder agreements, voting trusts or other agreements relating to the voting or disposition of shares or other securities of LSC or its subsidiaries or the right to designate or nominate a director for LSC or its subsidiaries;

•	filings with the SEC since October 1, 2016 and the financial statements included therein;

•	compliance with disclosure controls and procedures required under the Exchange Act and the Sarbanes-Oxley Act of 2002;

•	compliance with the NYSE rules and regulations;

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the conduct of LSC’s business in the ordinary course of business since the date of the filing of LSC’s Annual Report on Form 10-K for the year ended December 31, 2017 (February 22, 2018), and the absence since such date of any effect, change, event, occurrence, development, circumstance, condition or state of facts that, individually or in the aggregate, has had, or would reasonably be expected to have a “company material adverse effect” (as defined below);

•	certain real property matters;

•	intellectual property matters;

•	material contracts;

•	the absence of certain undisclosed liabilities;

•	compliance with applicable laws, the absence of governmental investigations and the possession of and compliance with material licenses and permits necessary for the conduct of business;

•	privacy policies;

•	certain business practices;

•	tax matters;

•	employee benefit plan and labor matters;

•	environmental matters;

•	insurance matters;

•	reportable transactions with affiliates;

•	the absence of certain legal proceedings, investigations and governmental orders against LSC and its subsidiaries;

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corporate authority and approval relating to the execution, delivery and performance of the merger agreement, including approval of the merger agreement and the transactions contemplated by the merger agreement by the LSC board of directors;

•	inapplicability of anti-takeover laws;

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the absence of a breach or violation of, or default under LSC or its subsidiaries’ organizational documents or any applicable law or order as a result of entering into and performing under the merger agreement;

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the absence of any change in the rights or obligations under material contracts to which it or any of its subsidiaries is subject as a result of its entering into and performing under the merger agreement;

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governmental notices, reports, filings, consents, registrations, approvals, permits and authorizations required in connection with the execution, delivery and performance of the merger agreement and the consummation of the merger;

•	receipt by LSC of a fairness opinion from its financial advisor regarding the fairness of the merger consideration;

•	the absence of any undisclosed broker’s or finder’s fees; and

•	the absence of any appraisal rights.

The merger agreement also contains representations and warranties by Quad/Graphics and merger sub relating to the following, among other things:

•	organization, active status and qualification to do business of Quad/Graphics and its subsidiaries;

•	identification of all subsidiaries and capital stock ownership in other entities;

•	delivery or availability of copies of organizational documents of Quad/Graphics and merger sub;

•	the purpose of the formation of merger sub;

•	capitalization, including regarding:

•	the authorized capital stock of Quad/Graphics issued, outstanding and/or reserved for issuance;

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the absence of preemptive or other outstanding rights, obligations, subscriptions, options, units, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, convertible securities, calls, commitments or similar derivative securities or agreements, arrangements of rights of any kind that obligate Quad/Graphics to purchase or issue any shares of capital stock or other securities of Quad/Graphics; and

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the absence of any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of Quad/Graphics (or as applicable, LSC and its subsidiaries) and the absence of any securities or obligations evidencing such rights being authorized, issued or outstanding;

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corporate authority and approval relating to the execution, delivery and performance of the merger agreement, including the merger, the issuance of Quad/Graphics class A common stock, the approval of the merger agreement and the transactions contemplated by the merger agreement by the Quad/Graphics board of directors;

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the absence of a breach or violation of, or default under Quad/Graphics or merger sub’s organizational documents or any applicable law or order as a result of entering into and performing under the merger agreement;

•	the absence of any change in the rights or obligations under any contracts to which Quad/Graphics or merger sub is subject as a result of its entering into and performing under the merger agreement;

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governmental notices, reports, filings, consents, registrations, approvals, permits and authorizations required in connection with the execution, delivery and performance of the merger agreement and the consummation of the merger;

•	the absence of certain legal proceedings, investigations and governmental orders against Quad/Graphics and merger sub;

•	the absence of certain adverse integrity or security access incidents affecting the technology and computer systems and infrastructure owned or used by Quad/Graphics or its subsidiaries;

•	the absence of ownership by Quad/Graphics or merger sub of LSC common stock;

•	filings with the SEC since October 1, 2016 and the financial statements included therein;

•	compliance with disclosure controls and procedures required under the Exchange Act and the Sarbanes-Oxley Act of 2002;

•	compliance with the NYSE rules and regulations;

•	certain business practices;

•	labor matters;

•	privacy policies;

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the conduct of Quad/Graphics’ business in the ordinary course of business since the date of the filing of Quad/Graphics’ Annual Report on Form 10-K for the year ended December 31, 2017 (February 21, 2018), and the absence since such date of any effect, change, event, occurrence, development, circumstance, condition or state of facts that, individually or in the aggregate, has had, or would reasonably be expected to have a “parent material adverse effect” (as defined below);

•	compliance with applicable laws, the absence of governmental investigations and the possession of and compliance with material licenses and permits necessary for the conduct of business;

•	the absence of certain undisclosed liabilities;

•	the availability of committed debt financing and funds;

•	receipt by Quad/Graphics of a fairness opinion from its financial advisor regarding the fairness of the exchange ratio;

•	inapplicability of anti-takeover laws;

•	the absence of any undisclosed broker’s or finder’s fees; and

•	reportable transactions with affiliates.

Many of the representations and warranties contained in the merger agreement are qualified by a “parent material adverse effect” or a “company material adverse effect” standard (that is, they would not be deemed untrue or incorrect unless their failure to be true and correct, individually or in the aggregate, has had or would reasonably be expected to have, as applicable, a material adverse effect on Quad/Graphics and its subsidiaries or a material adverse effect on LSC and its subsidiaries) and/or by a general materiality standard or by a knowledge standard.

A “parent material adverse effect” on Quad/Graphics or a “company material adverse effect” on LSC, as applicable, means any effect, change, event, occurrence, development, circumstance, condition or state of facts that, individually or in the aggregate, has a material adverse effect on the assets, liabilities, business, condition (financial or otherwise) or results of operations of (with respect to the definition of a parent material adverse effect) Quad/Graphics and its subsidiaries, taken as a whole, or (with respect to the definition of a company material adverse effect) LSC and its subsidiaries, taken as a whole, excluding any effect to the extent resulting from any of the following:

•	the entry into, public announcement, pendency or consummation of the merger or the other transactions contemplated by the merger agreement;

•	the identity of (with respect to the definition of company material adverse effect) Quad/Graphics or merger sub or (with respect to the definition of parent material adverse effect) LSC;

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any actions taken or omitted to be taken by (with respect to the definition of parent material adverse effect) Quad/Graphics and its subsidiaries or (with respect to the definition of company material adverse effect) LSC and its subsidiaries that are required or prohibited to be taken by the merger agreement or any actions taken or omitted to be taken with the prior written consent or at the written request of (with respect to the definition of parent material adverse effect) LSC or (with respect to the definition of company material adverse effect) Quad/Graphics; and

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with respect to the definition of company material adverse effect, any litigation asserted or commenced by, on behalf of or in the name of, against or otherwise involving LSC, the LSC board of directors, any committee thereof and/or any of LSC’s directors or officers relating directly or indirectly to the merger agreement, the merger or any related transaction.

The definitions of “company material adverse effect” and “parent material adverse effect” also exclude any effect to the extent resulting from any of the following, provided that the underlying causes of such failure or decline may be taken into account in determining whether a “company material adverse effect” or, as applicable, a “parent material adverse effect” has occurred:

•

any failure by (with respect to the definition of parent material adverse effect) Quad/Graphics and its subsidiaries or (with respect to the definition of company material adverse effect) LSC and its subsidiaries to meet internal or external revenue, earnings or similar projections, forecasts or predictions for any period after the date of the merger agreement; and

•

a decline in the price or change in the trading volume of LSC common stock (with respect to a company material adverse effect) or Quad/Graphics class A common stock (with respect to a parent material adverse effect) on the NYSE after October 30, 2018.

Except to the extent that Quad/Graphics and its subsidiaries (with respect to the definition of parent material adverse effect) or LSC and its subsidiaries (with respect to the definition of company material adverse effect), in each case, each taken as a whole, are disproportionately adversely affected thereby as compared to other participants in the industry in which Quad/Graphics and its subsidiaries (with respect to the definition of a parent material adverse effect) or LSC and its subsidiaries (with respect to a company material adverse effect) operate, the following are also excluded from the definition of a “parent material adverse effect” or, as applicable, a “company material adverse effect”:

•	any changes in general economic, financial market or political conditions;

•

any changes in general conditions in the industry or markets in which (with respect to the definition of parent material adverse effect) Quad/Graphics and its subsidiaries or (with respect to the definition of company material adverse effect) LSC and its subsidiaries operate;

•

any changes in applicable law or accounting principles generally accepted in the United States of America (which we refer to as “GAAP”) (or interpretations or enforcement thereof) after the date of the merger agreement; and

•

the outbreak or escalation of hostilities, any acts of war (whether or not declared), terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, terrorism or military actions, or any hurricane, flood, tornado, earthquake or other weather or natural disaster.

Access and Investigation

Subject to applicable law and certain exceptions in the merger agreement, and upon reasonable advance notice, LSC has agreed to afford Quad/Graphics and its representatives, and Quad/Graphics has agreed to afford LSC and its representatives, reasonable access during normal business hours to all of their and their respective subsidiaries’ officers, employees, agents, properties, offices and other facilities and to all existing books, contracts, records, work papers (upon receipt of any required consents from any party) and other documents and information concerning its business, properties and personnel as may be reasonably requested. In addition, until the earlier of the consummation of the merger and the termination of the merger agreement, LSC will, and will cause its subsidiaries to, (i) furnish, as promptly as reasonably practicable, to Quad/Graphics a copy of all interim financial statements prepared in the ordinary course of business as the same become available and (ii) subject to applicable law, cooperate with Quad/Graphics as it reasonably requests to assist Quad/Graphics in planning to implement Quad/Graphics’ plans for conducting the combined operations of Quad/Graphics and its subsidiaries, together with LSC and its subsidiaries, after the effective time of the merger; provided, however, that in no event will any such action interfere unreasonably with the normal operation of the business of LSC. With respect to the information disclosed pursuant to the preceding paragraph, LSC and Quad/Graphics will each comply with, and will instruct their respective representatives to comply with, all of its confidentiality and non-use obligations under the confidentiality agreements between LSC and Quad/Graphics.

The parties have agreed that notwithstanding anything in the merger agreement, none of LSC, Quad/Graphics or merger sub will, and will cause their respective representatives not to, contact any customer or vendor of the other party in connection with the merger or any of the other transactions contemplated by the merger agreement without the other party’s prior written consent, and LSC, Quad/Graphics and merger sub each acknowledge and agree that any such contact will be arranged and supervised by representatives of LSC, Quad/Graphics or merger sub, as applicable, and nothing in the immediately prior paragraph will limit the ability of LSC and Quad/Graphics to continue to compete with each other for customers.

Interim Operations of LSC and Quad/Graphics Pending the Merger

Under the terms of the merger agreement, LSC has agreed, subject to certain exceptions in the merger agreement and the disclosure schedule it delivered to Quad/Graphics in connection with the merger agreement, that, from October 30, 2018 until the earlier of the effective time of the merger and the termination of the merger agreement, except as expressly required by the merger agreement, with the prior written consent of Quad/Graphics (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable law:

•	the business and operations of LSC and its subsidiaries will be conducted in the ordinary course of business in all material respects; and

•

LSC and its subsidiaries will use their respective commercially reasonable efforts to preserve intact the business organization and material assets of LSC and its subsidiaries, keep available the services of the present officers and key employees of LSC and its subsidiaries and maintain existing relations and goodwill with customers, suppliers, licensors, licensees and distributors.

In addition, LSC has agreed, subject to certain exceptions set forth in the merger agreement and the disclosure schedule it delivered to Quad/Graphics in connection with the merger agreement, that, from October 30, 2018 until the earlier of the effective time of the merger or the termination of the merger agreement, except as specifically required by the merger agreement, with the prior written consent of Quad/Graphics (such consent not to be unreasonably withheld, delayed or conditioned) or as required by applicable law, LSC will not, and will not permit its subsidiaries to do the following, among other things:

•

declare, accrue, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or otherwise) in respect of any shares of capital stock or other securities, other than dividends or distributions between or among LSC and its subsidiaries to the extent in the ordinary course of business and LSC’s regular quarterly dividends, not to exceed $0.26 per share per quarter payable in cash and declared and paid consistent with prior timing;

•

directly or indirectly repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, including any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance share unit or right to acquire any capital stock or other security, other than acquisitions by LSC of LSC common stock in satisfaction by holders of LSC equity awards of the exercise price and/or withholding taxes or as a result of forfeiture, as applicable;

•

sell, issue, grant or authorize the issuance or grant of any capital stock or other security of LSC and its subsidiaries, including any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance share unit or right to acquire any capital stock or other security of LSC and its subsidiaries and any instrument convertible into or exchangeable for any capital stock or other security of LSC or its subsidiaries, in each case, subject to certain exceptions, including in connection with the exercise of an LSC option or the vesting of an LSC equity award outstanding as of the date of the merger agreement in accordance with their terms and the LSC equity plans in effect on the date of the merger agreement;

•

split, subdivide, combine or reclassify the outstanding shares of capital stock of LSC or enter into any agreement with respect to voting of any of the capital stock or other securities of LSC and its subsidiaries or any securities convertible into or exchangeable for any of the capital stock or other securities of LSC and its subsidiaries, other than acquisitions by LSC of LSC common stock in satisfaction by holders of LSC equity awards of the exercise price and/or withholding taxes or as a result of forfeiture, as applicable;

•

except as required pursuant to an employee benefit plan in effect as of the date of the merger agreement (or as may be implemented or amended not in violation of the merger agreement), (i) enter into, establish, adopt, materially amend or modify or terminate any employee benefit plan or any other arrangement that would have constituted an employee benefit plan had it been in effect as of the date of the merger agreement, (ii) take any action to materially amend, modify or waive any of its rights under, or accelerate the vesting criteria or vesting requirements of payment of, or fund or in any other way secure the payment of, any compensation or benefit under, any collective bargaining agreement or any employee benefit plan, (iii) increase in any manner the compensation of any director, officer, employee, agent or consultant (except for increases in base salary and base wages (other than salary and wage increases related to promotions, changes in salary and wage rates for new hires, and internal equitable adjustments) in the ordinary course of business that do not exceed $20,000,000 in the aggregate for all employees who are not participants in the key employee severance plan and the payment of certain annual bonuses), (iv) issue or forgive any loans (other than routine travel advances or similar business expense advances issued in the ordinary course of business, and the use of credit cards of LSC and its subsidiaries in accordance with the express terms of LSC’s or its subsidiaries’ written policy with respect thereto in effect as of the date of the merger agreement, as applicable) to any director, officer, employee, agent or consultant, (v) accelerate any payment or benefit payable or to become payable, or the funding of any benefit or payment, to any director, officer, employee, agent or consultant, (vi) waive, release or condition any non-compete, non-solicit, non-disclosure, confidentiality or other restrictive covenant owed to LSC and its subsidiaries by any director, officer, employee, agent or consultant, (vii) hire any employee whose base salary or base wages exceeds $150,000 per year, (viii) terminate, other than for cause, the employment or engagement of any director, officer, employee, agent or consultant whose base salary or base wages exceeds $150,000 per year or (ix) withdraw from any multiemployer plan;

•

amend, modify or waive any provision of, or permit the adoption of any amendment to, LSC charter documents or any of the organizational or charter documents of LSC and its subsidiaries, other than in immaterial respects in relation to any subsidiary of LSC;

•	incur, repurchase, assume or guarantee any indebtedness or enter into any arrangement having the effect of the foregoing except:

•

for borrowings under LSC’s credit agreement in the ordinary course of business not to exceed the maximum amount permitted to be incurred by the terms of the credit agreement (as in effect on the date of the merger agreement);

•	other indebtedness not for borrowed money incurred in the ordinary course of business and to the extent not prohibited by the credit agreement; or

•	in respect of indebtedness owing by any wholly owned subsidiary of LSC to LSC or another wholly owned subsidiary of LSC;

•

acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person or division thereof, other than in a transaction between two wholly owned subsidiaries of LSC or between a wholly owned subsidiary of LSC and LSC;

•	make any capital expenditures, other than in accordance with LSC’s capital budget;

•

(i) acquire, license or sublicense any material asset, including material intellectual property rights, from any other person (other than in the ordinary course of business), (ii) sell or otherwise dispose of, or grant any lease, license or sublicense, in or to, any business product line or material asset, including material intellectual property rights, to any other person (other than in the ordinary course of business), (iii) waive or relinquish, abandon, allow to lapse or encumber (except for certain permitted encumbrances) any business product line or material asset, including material intellectual property rights or (iv) enter into any new line of business other than lines of business reasonably related to or ancillary to any existing line of business, other than, in the case of clauses (ii) and (iii), pursuant to transactions where the amount of consideration paid or transferred in connection with such transaction would not exceed $1,000,000 individually or $2,500,000 in the aggregate;

•

other than in the ordinary course of business, (i) enter into any “restrictive contract” (as defined in the merger agreement) or any lease agreement, (ii) amend or waive any material rights pursuant to or in any restrictive contract or LSC’s existing credit agreement or (iii) terminate any restrictive contract or LSC’s existing credit agreement, other than expirations of any restrictive contract in accordance with their terms or non-exclusive licenses, covenants not to sue, releases or waivers or other rights under intellectual property rights owned by LSC or any of its subsidiaries, in each case, granted in the ordinary course of business;

•

make (i) any material change to any of its accounting methods, policies or procedures unless required by GAAP or applicable law or (ii) any material tax election or change any material tax election already made, change any material tax accounting method, amend any material tax return, enter into any material closing agreement, settle any claim or assessment relating to material taxes, consent to any claim or assessment relating to material taxes or, other than in the ordinary course of business, consent to any waiver of the statute of limitations for any such claim or assessment;

•

settle or compromise any legal proceedings requiring the payment of any amount other than settlements in the ordinary course of business involving the payment of an amount less than $500,000 individually or $2,000,000 in the aggregate or on a basis that would result in the imposition of any order that would restrict the future activity or conduct of LSC or any of its subsidiaries or a finding or admission of a violation of law or violation of the rights of any person;

•

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of LSC and its subsidiaries (other than the merger or any such transactions among LSC’s wholly owned subsidiaries);

•	enter into any collective bargaining, agreement to form a work council or other union or similar agreement or commit to enter into any such agreements;

•

except for certain exceptions, (i) take any action to exempt any person from, or make any acquisition of securities of LSC by any person not subject to, any state takeover statute or similar statute or regulation that applies to LSC with respect to an acquisition proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Quad/Graphics, merger sub, or any of their respective subsidiaries or affiliates, or the transactions contemplated by the merger agreement or (ii) take any action that would reasonably be expected to, individually or in the aggregate, prevent or materially impair the consummation of the merger, or the other transactions contemplated by the merger agreement; or

•	agree or commit to take, or authorize, recommend, propose or announce an intention to take, any of the foregoing actions.

In addition, Quad/Graphics has agreed, subject to certain exceptions set forth in the merger agreement and the disclosure schedule it delivered to LSC in connection with the merger agreement, that, from October 30, 2018 until the earlier of the effective time of the merger and the termination of the merger agreement, except as specifically required by the merger agreement, as required by law or with the written consent of LSC (such consent not to be unreasonably withheld, delayed or conditioned) Quad/Graphics will not, among other things:

•

declare, accrue, set aside, pay or make any dividends or other distributions (whether in cash, stock, property or otherwise) on or in respect of any of its capital stock, other than (i) dividends or distributions by a direct or indirect wholly owned subsidiary of Quad/Graphics to Quad/Graphics or to another direct or indirect wholly owned subsidiary of Quad/Graphics to the extent in the ordinary course of business, or (ii) regular quarterly dividends not to exceed $0.30 per share per quarter payable in cash, declared and paid consistent with prior timing;

•

make any repurchase or other acquisitions of any outstanding shares of capital stock of Quad/Graphics, other than (i) repurchases or other acquisitions of Quad/Graphics class A common stock in open market transactions at market prices or (ii) acquisitions by Quad/Graphics of Quad/Graphics class A common stock in satisfaction by holders of Quad/Graphics options, Quad/Graphics restricted shares, Quad/Graphics restricted stock units or Quad/Graphics deferred stock units of the exercise price and/or withholding taxes or as a result of forfeiture, as applicable;

•

issue, sell, dispose of or grant, or authorize the issuance, sale, disposition or grant of, any shares of any class of its capital stock, except upon the vesting of restricted stock units or deferred stock units or the exercise of options, warrants, convertible securities or other rights of any kind to acquire any of its capital stock; provided, however, that the foregoing will not prohibit issuances of capital stock, restricted stock, restricted stock units, deferred stock units, options, warrants, convertible securities or other rights of any kind to acquire any of its capital stock (i) as part of the compensation of any current officer, employee, agent, consultant of Quad/Graphics and its subsidiaries and any such individual hired, employed or otherwise engaged in and providing services to Quad/Graphics or its subsidiaries not in violation of the merger agreement in the ordinary course of business or (ii) pursuant to the terms of any employee benefit plan or arrangement or any employment or other compensation contract in effect as of the date of the merger agreement (or established or entered into in the ordinary course of business following the date of the merger agreement);

•

split, subdivide, combine or reclassify the shares of capital stock of Quad/Graphics, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any shares of the capital stock of Quad/Graphics;

•	amend Quad/Graphics’ articles of incorporation or bylaws (whether by merger, consolidation or otherwise);

•	take or omit to take any action that causes the Quad/Graphics class A common stock to cease to be eligible for listing on the NYSE;

•

acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any person or any business or division thereof, or otherwise acquire any assets, unless such acquisition or the entering into a definitive agreement relating to or the consummation of such transaction does not involve the issuance, sale, disposition or grant of any shares of any class of its capital stock or such acquisition or the entering into of a definitive agreement relating to or the consummation of such transaction would not reasonably be expected to (i) impose any material delay in the obtaining of, or increase in any material respect the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any governmental body necessary to consummate the merger or the expiration or termination of any applicable waiting or approval period, (ii) increase the risk in any material respect of any governmental body entering an order prohibiting the consummation of the merger or (iii) increase in any material respect the risk of not being able to remove any such order on appeal or otherwise;

•

take any action in respect of, effect or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Quad/Graphics or any of its subsidiaries (other than the merger or any such transactions among Quad/Graphics’ wholly owned subsidiaries);

•

take any action that would reasonably be expected to, individually or in the aggregate, prevent or materially impair the consummation of the merger, or the other transactions contemplated by the merger agreement or impact Quad/Graphics’ ability to take any actions required to consummate the merger;

•

(i) materially change any of its accounting methods, policies or procedures unless required by GAAP or applicable law or (ii) make any material tax election or change any material tax election already made, change any material tax accounting method, amend any material tax return, enter into any material closing agreement, settle any claim or assessment relating to material taxes, consent to any claim or assessment relating to material taxes or, other than in the ordinary course of business, consent to any waiver of the statute of limitations for any such claim or assessment; or

•	agree or commit to take any of the foregoing actions.

Non-Solicitation of Acquisition Proposals; Changes of Recommendation

Non-Solicitation

The merger agreement contains detailed provisions outlining the circumstances in which LSC may respond to acquisition proposals received from third parties. Under these provisions, LSC has agreed that it will not (and will cause its subsidiaries not to and will direct and use reasonable best efforts to cause it and its subsidiaries’ respective officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, advisors and representatives (which we refer to collectively as “representatives”) not to), directly or indirectly:

•

solicit, initiate, make, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an “acquisition proposal” (as described below);

•

engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding, furnish to any third party non-public information or provide to any third party access to the businesses, properties, assets or personnel of LSC or any of its subsidiaries, relating to, or as would reasonably be expected to lead to, an acquisition proposal;

•

enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement, contract, commitment or agreement in principle or other similar agreement relating to, or that would reasonably be expected to lead to, an acquisition proposal (other than certain confidentiality agreements);

•	take any action to make the provisions of any takeover law inapplicable to any transactions contemplated by an acquisition proposal; or

•	propose publicly or agree to do any of the foregoing.

Notwithstanding anything to the contrary in the merger agreement, LSC or any of its representatives may seek to clarify the terms and conditions of any inquiry or proposal to determine whether such inquiry or proposal constitutes a bona fide acquisition proposal and inform a third party that makes an acquisition proposal of the restrictions imposed by the non-solicitation provisions of the merger agreement.

LSC also agreed to cease all existing solicitations, activities, discussions or negotiations with any third parties with respect to an acquisition proposal and to use reasonable best efforts to cause any such third party in possession of confidential information about LSC or its subsidiaries to return or destroy all such information. LSC agreed to provide Quad/Graphics with written notice of its receipt of an acquisition proposal or any inquiry relating to an acquisition proposal, the terms and conditions of the acquisition proposal or inquiry, any material correspondence relating to the acquisition proposal or inquiry and the identity of the person making the acquisition proposal or inquiry. LSC has also agreed to keep Quad/Graphics reasonably informed of the status of any developments, discussions or negotiations regarding any acquisition proposal or inquiry.

Notwithstanding the above restrictions, prior to when LSC stockholders approve the merger agreement proposal, LSC and its representatives are permitted to furnish information and data with respect to LSC and its subsidiaries to the third party making such acquisition proposal and provide access to the businesses, properties, assets and personnel of LSC and its subsidiaries to such third party pursuant to certain confidentiality agreements and enter into, maintain and participate in discussions or negotiations with the third party making such acquisition proposal regarding such acquisition proposal where:

•	LSC receives a bona fide written acquisition proposal;

•	such acquisition proposal did not result from a material breach of the non-solicitation requirements of the merger agreement;

•

the LSC board of directors reasonably determines in good faith, after consultation with LSC’s financial advisor and outside legal counsel, that such acquisition proposal constitutes, or would reasonably be expected to result in, a “superior proposal” (as defined below); and

•

the LSC board of directors reasonably determines in good faith, after consultation with outside legal counsel, that failing to take such action would be inconsistent with its fiduciary duties under applicable law.

LSC will not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which LSC or any of its subsidiaries is a party, except if the LSC board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Definition of Acquisition Proposal

For purposes of the merger agreement, the term “acquisition proposal” means any inquiry (in writing or otherwise) offer, proposal or indication of interest from any third party after the date of the merger agreement relating to any transaction or series of related transactions involving:

•

any acquisition or purchase by any third party or group of related third parties, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of LSC, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any third party or group of related third parties beneficially owning 15% or more of any class of outstanding voting or equity securities of LSC;

•

any merger, amalgamation, consolidation, share exchange, business combination, joint venture, sale of assets or securities or other similar transaction involving LSC or any of its subsidiaries, the business of which constitutes 15% or more of the net revenues, net income or assets of LSC and its subsidiaries, taken as a whole;

•

any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of LSC, the business of which constitutes 15% or more of the net revenues, net income or assets of LSC and its subsidiaries, taken as a whole; or

•	any combination of the foregoing.

LSC Restrictions on Changes of Recommendation

Similarly, and subject to certain exceptions described below, LSC and the LSC board of directors (and each committee thereof) may not:

•

withhold, fail to include in (or remove from) this joint proxy statement/prospectus, withdraw, adversely qualify or modify (or resolve, determine or propose publicly to withhold, fail to include in (or remove from) this joint proxy statement/prospectus, withdraw, adversely qualify or modify) its recommendation that LSC stockholders approve the merger agreement proposal;

•

adopt, approve, recommend, submit to stockholders or declare advisable (or resolve, determine or propose publicly to adopt, approve, recommend, submit to stockholders or declare advisable) any acquisition proposal, including any superior proposal; or

•

execute or enter into, or propose publicly to execute or enter into, any letter of intent, memorandum of understanding, acquisition agreement, merger agreement, contract, commitment or agreement in principle or other similar agreement relating to, or that would reasonably be expected to lead to, an acquisition proposal (other than certain confidentiality agreements).

The taking of any of the actions described in any of the first two bullets above we refer to as a “company adverse change recommendation.”

LSC: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal

At any time prior to the time that the merger agreement proposal has been approved by LSC stockholders, the LSC board of directors may, in response to a superior proposal received by LSC after the date of the merger agreement, make a company adverse change recommendation in connection therewith and/or terminate the merger agreement, take action to make provisions of any takeover law inapplicable to any transactions contemplated by the acquisition proposal, pay the required termination fee under the merger agreement and enter into a definitive agreement with respect to such superior proposal, provided that the foregoing actions may only be taken if:

•	LSC receives a bona fide acquisition proposal that did not result from a material breach of the no-shop provisions of the merger agreement;

•

the LSC board of directors determines in good faith, after consultation with LSC’s financial advisor and LSC’s outside legal counsel, that such acquisition proposal constitutes a superior proposal, and after consultation with LSC’s outside legal counsel, that the failure to take such action with respect to such superior proposal would be inconsistent with the fiduciary duties of the LSC board of directors under applicable law; and

•

Quad/Graphics received from LSC prior written notice of LSC’s express intention to approve or recommend or enter into a definitive agreement with respect to the superior proposal at least five business days prior to the date of such approval, recommendation or entry.

Prior to effecting a company adverse change recommendation or terminating the merger agreement in the situation described in the immediately preceding bullet, LSC is required to comply with certain “match right” obligations. Specifically (i) LSC must provide Quad/Graphics in writing the material terms and conditions of the superior proposal and copies of all material documents relating to the superior proposal, (ii) LSC must have negotiated in good faith with Quad/Graphics (and caused its representatives to negotiate in good faith with Quad/Graphics) during that five business day notification period with respect to any proposed revisions to the merger agreement or other proposals made by Quad/Graphics, if any, so that the superior proposal would no longer constitute a superior proposal, if Quad/Graphics, in its discretion proposes to make such adjustments, and (iii) after considering the results of negotiations with Quad/Graphics and taking into account the proposals made by Quad/Graphics, if any, after consultation with its outside legal counsel and LSC’s financial advisor, the LSC board of directors must determine in good faith that the superior proposal remains a superior proposal, and after consultation with LSC’s outside legal counsel, that the failure to approve or recommend or enter into a definitive agreement with respect to the superior proposal would be inconsistent with the fiduciary duties of the LSC board of directors under applicable law. The five business day match right period described above will be renewed for further three business day periods each time there is any material amendment to the superior proposal that is the subject of the match right obligation.

Certain Permitted Disclosure

Nothing in the merger agreement prevents LSC from taking and disclosing to its stockholders a position contemplated by applicable Exchange Act rules with regard to an acquisition proposal or from making any legally required disclosure to stockholders with regard to the transactions contemplated by the merger agreement or making any disclosure to LSC stockholders if, the LSC board of directors determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law; however, any such disclosure (other than issuance by LSC of a “stop, look and listen communication” or similar communication of the type contemplated by applicable Exchange Act rules) that has the substantive effect of withdrawing or adversely modifying the LSC board of directors recommendation that LSC stockholders approve the merger agreement proposal will allow Quad/Graphics to terminate the merger agreement, unless LSC reaffirms its board of directors recommendation that LSC stockholders approve the merger agreement proposal.

Definition of Superior Proposal

For purposes of the merger agreement, the term “superior proposal” means any bona fide written acquisition proposal that the LSC board of directors determines in good faith, after consultation with LSC’s financial advisor and outside legal counsel, and in light of all relevant circumstances and all terms and conditions of such offer or proposal, taking into account all legal, financial, regulatory and other aspects of the acquisition proposal and the third party making the acquisition proposal, and the merger agreement, (i) if consummated, is more favorable to the stockholders of LSC from a financial point of view than the transactions contemplated by the merger agreement when taking into account any revisions to the terms of the merger agreement proposed by Quad/Graphics, the certainty of consummation and the time likely to be required to consummate such acquisition proposal and (ii) is reasonably likely to be consummated on the terms so proposed.

For purposes of determining whether an acquisition proposal is a superior proposal, only acquisition proposals that involve the following may be considered:

•	100% of any class of outstanding voting or equity securities of LSC; or

•	100% of the net revenues, net income or assets of LSC and its subsidiaries, taken as a whole.

Notice

Under the terms of the merger agreement, LSC has also agreed to notify Quad/Graphics in writing as promptly as reasonably practicable (but in any event within 48 hours) of any proposals or offers received by, any information or access requested from, or any negotiations or discussions sought to be initiated or continued with LSC, any of its subsidiaries or any representatives of LSC or any of its subsidiaries, in each case, in connection with, or which would reasonably be expected to lead to, an acquisition proposal, which notification will identify the name of the third party making such proposal or request or seeking such negotiations or discussions and the material terms and conditions of such proposal or request and include copies of all material correspondence and written materials provided to LSC, its subsidiaries or any representatives of LSC or its subsidiaries relating to such acquisition proposal. LSC will (i) keep Quad/Graphics reasonably informed on a prompt basis of the status of any developments, discussions or negotiations regarding any such acquisition proposal and the terms and conditions thereof (including any material change in the terms and conditions thereof) and (ii) within twenty-four hours of receipt or delivery thereof, provide Quad/Graphics and its outside legal counsel with a copy of all material documentation relating to such acquisition proposal that is exchanged between the third party (or its representatives) making such acquisition proposal and LSC (or its subsidiaries or representatives of LSC or its subsidiaries).

Special Meetings

LSC Special Meeting

LSC has agreed to convene and hold a meeting of its stockholders to consider and vote upon the merger agreement proposal as soon as reasonably practicable after the SEC advises that it has no further comments to this joint proxy statement/prospectus and this registration statement, to which this joint proxy statement/prospectus forms a part, is declared effective. Unless there has been a company adverse change recommendation, the LSC board of directors is required to use reasonable best efforts to solicit approval of the merger agreement proposal by LSC stockholders and take all other actions necessary or advisable to secure the vote or consent of the LSC stockholders required by applicable law to obtain such approval. LSC cannot postpone or adjourn the LSC special meeting without the prior written consent of Quad/Graphics, other than (i) if LSC believes in good faith that as of the time for which the LSC special meeting is originally scheduled there are insufficient shares of LSC common stock represented (either in person or by proxy) and voting to approve the merger agreement proposal or to constitute a quorum necessary to conduct the business of the LSC special meeting, (ii) to ensure that any required supplement or amendment to this joint proxy/prospectus is provided to holders of LSC common stock within a reasonable amount of time in advance of the LSC special meeting or (iii) as reasonably determined by LSC to comply with applicable law. If the LSC board of directors makes a company adverse change recommendation, it will not alter the obligation of LSC to submit the merger agreement proposal to the holders of LSC common stock at the LSC special meeting to consider and vote upon the approval of the merger agreement proposal, unless the merger agreement is terminated in accordance with its terms prior to the LSC special meeting.

Quad/Graphics Special Meeting

Quad/Graphics has agreed to convene and hold a meeting of its stockholders to consider and vote upon the share issuance proposal as soon as reasonably practicable after the SEC advises that it has no further comments to this joint proxy statement/prospectus and this registration statement, to which this joint proxy statement/prospectus forms a part, is declared effective. The Quad/Graphics board of directors will use reasonable best efforts to solicit approval of the share issuance proposal by the holders of Quad/Graphics class A common stock and class B common stock, and take all other actions necessary or advisable to secure the vote or consent of the holders of Quad/Graphics class A common stock and class B common stock required by applicable law to obtain such approval. Once the Quad/Graphics special meeting has been called and noticed, Quad/Graphics will not postpone or adjourn the Quad/Graphics special meeting without the prior written consent of LSC, other than: (i) if as of the time for which the Quad/Graphics special meeting is originally scheduled (as set forth in this joint proxy/prospectus), Quad/Graphics believes in good faith that there are insufficient shares of Quad/Graphics class A common stock and class B common stock represented (either in person or by proxy) and voting to approve the share issuance proposal or to constitute a quorum necessary to conduct the business of the Quad/Graphics special meeting, (ii) to ensure that any required supplement or amendment to this joint proxy/prospectus is provided to holders of Quad/Graphics class A common stock and class B common stock within a reasonable amount of time in advance of the Quad/Graphics special meeting or (iii) as reasonably determined by Quad/Graphics to comply with applicable law. If the Quad/Graphics board of directors withholds, fails to include in (or removes from) this joint proxy/prospectus, withdraws, adversely qualifies or modifies (or resolves, determines or proposes publicly to take any of the foregoing) its recommendation to holders of Quad/Graphics class A common stock and class B common stock to approve the share issuance proposal, it will not alter the obligation of Quad/Graphics to submit the share issuance proposal to holders of Quad/Graphics class A common stock and class B common stock at the Quad/Graphics special meeting to consider and vote upon the share issuance proposal, unless the merger agreement is terminated in accordance with its terms prior to the Quad/Graphics special meeting. Any such failure to submit the share issuance proposal will constitute a material breach of the merger agreement.

Timing of Special Meetings

Under the terms of the merger agreement, Quad/Graphics and LSC are required to cooperate to schedule and convene the Quad/Graphics special meeting and the LSC special meeting on the same day, and to establish the same record date for both the Quad/Graphics special meeting and the LSC special meeting.

Reasonable Best Efforts; Regulatory Filings and Other Actions

Reasonable Best Efforts

Quad/Graphics and LSC have agreed in the merger agreement to cooperate with each other and use (and cause their respective subsidiaries to use) their respective reasonable best efforts to take all actions reasonably necessary, proper or advisable on their respective parts under the merger agreement and applicable laws to consummate and make effective the merger and the other transactions contemplated by the merger agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental body, including under applicable antitrust laws, in order to consummate the merger and the other transactions contemplated by the merger agreement. In furtherance of the foregoing, Quad/

Graphics and LSC (including their respective affiliates) shall (i) promptly, but in no event later than 15 business days after the date of the merger agreement, file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the merger and the other transactions contemplated by the merger agreement; (ii) use reasonable best efforts promptly to cause the expiration or termination of any applicable waiting periods under the HSR Act; (iii) promptly make all filings, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances, registrations and approvals, and to cause the expiration or termination of any applicable waiting periods, as may be required under any other applicable antitrust laws (to the extent required); (iv) as promptly as reasonably practicable provide such information as may reasonably be requested by the DOJ or the FTC under the HSR Act or by any other governmental body under any other applicable antitrust laws in connection with the merger and the other transactions contemplated by the merger agreement as well as any information required to be submitted to comply with a request for additional information in order to commence or end a statutory waiting period and (v) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the merger and the other transactions contemplated by the merger agreement.

The parties have agreed that nothing in the merger agreement, including the reasonable best efforts obligation mentioned above, creates any obligation on the part of Quad/Graphics or its subsidiaries to enter into any consent decree, hold separate orders, trust or other agreement that would require (i) the divestiture, sale, license, transfer, assignment or other disposition of assets or businesses of Quad/Graphics and/or LSC and/or any of their respective subsidiaries, (ii) terminating, relinquishing, modifying, transferring, assigning, restructuring, or waiving existing agreements, collaborations, relationships, ventures, contractual rights, obligations or other arrangements of Quad/Graphics and/or LSC and/or any of their respective subsidiaries or (iii) creating, consenting or agreeing to create any relationships, ventures, contractual rights, obligations, behavioral undertakings, transition service agreements, tolling agreements, or other arrangements of Quad/Graphics and/or LSC and/or any of their respective subsidiaries.

Control and Information Sharing

Quad/Graphics and LSC will jointly devise and implement the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing in connection with the initial paragraph of this subsection. Subject to certain exceptions specified in the merger agreement, each of Quad/Graphics or LSC, as the case may be, will consult the other on all written submissions made with any governmental body in connection with the merger and the other transactions contemplated by the merger agreement and will consider in good faith all comments proposed by Quad/Graphics or LSC, as the case may be. Each party will (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental body with respect to the merger and the other transactions contemplated by the merger agreement, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding and (iii) promptly inform the other parties of any communication to or from the FTC, DOJ or any other governmental body to the extent regarding the merger and the other transactions contemplated by the merger agreement, or regarding any such request, inquiry, investigation, action or legal proceeding, and provide a copy of all written communications with respect thereto.

Litigation

The parties have agreed that in the event that any litigation or other administrative or judicial action or legal proceeding is commenced challenging the merger and the other transactions contemplated by the merger agreement and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent consummation of the merger and the other transactions contemplated by the merger agreement, each of LSC, Quad/Graphics and merger sub will cooperate with each other and use its respective reasonable best efforts to contest any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the merger and the other transactions contemplated by the merger agreement.

Employee Benefits Matters

The parties have agreed that each employee of LSC and its subsidiaries at the effective time of the merger who continues to remain employed with LSC or its subsidiaries (other than those employees who are covered by a collective bargaining agreement) (each of which we refer to as an “LSC continuing employee”), shall be provided with (i) during the period commencing at the effective time of the merger and ending on the first anniversary of the effective time of the merger, (x) base salary or base wages that are no less favorable than the base salary or base wages provided by LSC and its subsidiaries to each such LSC continuing employee immediately prior to the effective time of the merger and (y) severance benefits that are no less favorable than the severance benefits provided by LSC and its subsidiaries to each such LSC continuing employee immediately prior to the effective time of the merger and (ii) during the period commencing at the effective time of the merger and ending on the earlier of six months after the effective time of the merger and the last day of the fiscal year in which the effective time of the merger occurs, retirement (excluding defined benefit pension benefits) and welfare benefits that are substantially comparable in the aggregate to those provided by LSC and its subsidiaries to such LSC continuing employees immediately prior to the effective time of the merger; provided, however, that the continuation of such base salary or base wages and retirement and welfare benefits shall not apply to any LSC continuing employee who voluntarily transfers to another position of employment with Quad/Graphics or its affiliates after the effective time of the merger or who voluntarily elects a reduced work schedule if, as a result of such change in status, the LSC continuing employee’s base salary will be modified or the LSC continuing employee does not meet the eligibility requirements under which the employee benefits described above are provided.

Additionally, the merger agreement also provides that Quad/Graphics will use reasonable efforts to: (i) cause any pre-existing conditions on limitations and eligibility waiting periods under any group health plans of Quad/Graphics or its affiliates to be waived with respect to the LSC continuing employees and their eligible dependents, (ii) give each LSC continuing employee credit for the plan year in which the effective time of the merger occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the effective time of the merger for which payment has been made and (iii) give each LSC continuing employee service credit for such LSC continuing employee’s employment with LSC and its subsidiaries (to the extent such service was recognized under LSC’s employee plans) for purposes of vesting, allowances (including paid time off) and eligibility to participate under each applicable Quad/Graphics benefit plan, as if such service had been performed with Quad, but not for purposes of benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

Transaction Litigation

Prior to the effective time of the merger, LSC will as promptly as reasonably practicable (and in any event within two business days) notify Quad/Graphics in writing of, and will give Quad/Graphics the opportunity to participate (at its own expense) in the defense and settlement of, any litigation asserted or commenced by, on behalf of or in the name of, against or otherwise involving LSC, the LSC board of directors, any committee thereof and/or any of LSC’s directors or officers relating directly or indirectly to the merger agreement, the merger or any related transaction; provided, however, that LSC will control such defense or settlement; provided, further, that neither LSC nor any subsidiary of LSC will settle or offer to settle any such litigation without the prior written consent of Quad/Graphics, which consent will not be unreasonably withheld, conditioned or delayed (other than settlements of such litigation that are solely for the payment of cash in an amount that does not exceed $1,000,000 in the aggregate).

Election to Quad/Graphics Board of Directors

Under the terms of the merger agreement, immediately after the effective time of the merger, Quad/Graphics will increase the size of its board of directors in order to cause two current members of the LSC board of directors, which directors will be mutually agreed upon by LSC and Quad/Graphics, at the direction of the trustees of the Quad/Graphics voting trust, to be appointed to the Quad/Graphics board of directors at such time.

Dividend Cooperation

LSC and Quad/Graphics have agreed to coordinate the declaration, fixing of record dates, and setting of payment dates of dividends on shares of LSC common stock and Quad/Graphics class A common stock, to the extent to be declared by the respective LSC and Quad/Graphics boards of directors, so that holders of shares of LSC common stock do not receive dividends on both shares of LSC common stock and shares of Quad/Graphics class A common stock received in the merger in respect of any calendar quarter or fail to receive a dividend on one of either of shares of LSC common stock or shares of Quad/Graphics class A common stock received in the merger in respect of any calendar quarter.

Tax Treatment

Quad/Graphics and LSC have agreed that until the effective time of the merger, each party will not knowingly take any action, or cause any action to be taken, which action would cause the merger to fail to quality as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Following the effective time of the merger, Quad/Graphics, the surviving company and any of their respective subsidiaries will not knowingly take any action, or cause any action to be taken, which action would cause the merger to fail to quality as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Quad/Graphics’ Financing

Quad/Graphics has agreed to use its commercially reasonable efforts to arrange debt financing on terms and conditions no less favorable than those contained in a debt commitment letter, dated as of October 30, 2018, as amended and restated on November 20, 2018, from certain banks (which we refer to as the “debt commitment letter”). These efforts include commercially reasonable efforts to negotiate definitive agreements with regard to the debt financing and to satisfy the conditions applicable to Quad/Graphics in the definitive agreements that are reasonably within its control.

Quad/Graphics cannot permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the debt commitment letter without LSC’s prior written consent if such amendment, modification or waiver would reasonably be expected to (i) reduce the aggregate amount of debt financing to a level that would not be sufficient to enable Quad/Graphics to consummate the merger and satisfy its obligations under the merger agreement, (ii) impose any new or additional material conditions precedent to the debt financing, (iii) adversely impact the conditionality, enforceability or availability of the debt financing in any material way or (iv) prevent, impair or delay the consummation of the debt financing; provided, however, that Quad/Graphics may amend or restate the debt commitment letter to (x) add lenders, lead arrangers, bookrunners, syndication agents or similar entities, (y) implement or exercise any “market flex” provisions and (z) otherwise amend, modify or restate the debt commitment letter in any manner not inconsistent with the merger agreement.

In addition, Quad/Graphics must provide LSC with prompt written notice of (i) any termination, repudiation, cancellation or expiration of the debt commitment letter or any definitive agreement related to the debt financing, (ii) any material breach or default under the debt commitment letter or any definitive agreement related to the debt financing, (iii) the receipt of any written notice or other written communication from a financing source for the debt financing with respect to any actual, threatened or potential material breach, default, termination or repudiation by any party to the debt commitment letter or any definitive agreement related to the debt financing and (iv) of the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Quad/Graphics to obtain all or any portion of the debt financing contemplated by the debt commitment letter on the terms, in the manner or from the sources contemplated by the debt commitment letter or any definitive agreement related to the debt financing, except with respect to any portion of the debt financing that would not cause the debt financing to be insufficient to enable Quad/Graphics to consummate the merger and satisfy its obligations under the merger agreement.

Furthermore, if any portion of the debt financing becomes unavailable on the terms and conditions contemplated by the debt commitment letter, then Quad/Graphics must notify LSC and use its commercially reasonable efforts to obtain any such portion from the same or alternative sources in an amount sufficient to enable Quad/Graphics to refinance any outstanding indebtedness of LSC as contemplated by the merger agreement and the debt commitment letter and any fees and expenses in connection thereof, and on terms and conditions no less favorable to Quad/Graphics, as determined in its reasonable judgment (which we refer to as the “alternate debt financing”). However, the alternate debt financing cannot (i) include any conditions to funding of the debt financing that are not contemplated in the debt commitment letter or (ii) reasonably be expected to prevent, impair or delay the consummation of the merger. Quad/Graphics must keep LSC reasonably informed on a reasonably current basis of the status of its efforts to arrange the debt financing or alternate debt financing.

Subject to certain specified limitations, LSC has agreed to use its commercially reasonable efforts to provide, and to cause its subsidiaries and representatives to provide, at the sole expense of Quad/Graphics, all cooperation reasonably requested by Quad/Graphics in connection with the debt financing. These efforts include, among other things, commercially reasonable efforts to provide financial and other information, participate in a reasonable number of meetings, presentations and similar processes, assist in the preparation of customary documents for the debt financing and materials for rating agency presentations, cooperate in the marketing efforts for the debt financing, provide legal opinions and other documents and assist in the syndication of credit and other agreements, including by refraining from entering into competing financing transactions, and cooperate with due diligence efforts. LSC is not required to cooperate to the extent it would subject LSC or any of its affiliates to, among other things, any actual or potential personal liability that is not covered by the indemnities in the merger agreement, unreasonably interfere with the business or operations of LSC or its subsidiaries, or reasonably be expected to conflict with, or violate, LSC’s or any of its subsidiaries’ organizational documents or any applicable law, or result in the breach of a material contract of LSC or any of its affiliates.

Treatment of Certain LSC Indebtedness

As soon as reasonably practicable after the receipt of any written request by Quad/Graphics and subject to certain conditions, LSC will use commercially reasonable efforts to (i) either (a) make an offer to purchase with respect to all of the outstanding aggregate principal amount of the LSC senior notes or (b) make arrangements satisfactory to the trustee for the holders of the LSC senior notes to deliver a notice of optional prepayment for the LSC senior notes, (ii) on the closing date of the merger, either (a) purchase each note validly tendered pursuant to the above offer or (b) deposit funds with the trustee for the holders of the LSC senior notes sufficient to prepay and satisfy and discharge such notes pursuant to their terms and (iii) on the closing date of the merger, in the event there is an offer to repurchase upon a change of control with respect to the LSC senior notes and any notes are not validly tendered to the offer or are withdrawn, make arrangements satisfactory to the trustee for the holders of the LSC senior notes to deliver a notice of optional prepayment for the LSC senior notes and deposit funds with the trustee for the holders of the LSC senior notes sufficient to prepay and satisfy and discharge such notes pursuant to their terms. Quad/Graphics will assist LSC in connection with the purchase or prepayment of the LSC senior notes.

The closing of any purchase or prepayment of the LSC senior notes will be expressly conditioned on the occurrence of the consummation of the merger and such purchase or prepayment of the LSC senior notes will be funded by amounts provided by Quad/Graphics or one of Quad/Graphics’ subsidiaries and receipt of such funding will be a condition to any such debt tender offer. LSC will, will cause LSC’s subsidiaries to, and will use its reasonable best efforts to cause their respective representatives to, provide all cooperation reasonably requested by Quad/Graphics in connection with the purchase or prepayment of the LSC senior notes; provided that in no event will LSC or its legal counsel be required to give an opinion with respect to the purchase or prepayment of the LSC senior notes or otherwise that in the reasonable opinion of LSC or its legal counsel does not comply with applicable laws, rules, regulations or court decisions or with respect to the defeasance of any notes.

Quad/Graphics will prepare all necessary and appropriate documentation in connection with the purchase or prepayment of the LSC senior notes, Quad/Graphics and LSC will reasonably cooperate with respect to such documentation, including the prior review of, and comment by, LSC, and subject to certain conditions, updating such documentation. Quad/Graphics will comply with applicable law, and may select one or more deal managers, information agents, depositaries and other agents, as reasonably acceptable to LSC, to provide assistance in connection with the purchase or prepayment of the LSC senior notes.

At or immediately prior to the effective time of the merger, and subject to certain conditions, LSC will use its reasonable best efforts to deliver to Quad/Graphics copies of payoff letters (subject to delivery of funds by Quad/Graphics), in form reasonably acceptable to Quad/Graphics, from the administrative agent under LSC’s credit agreement (or in the case of letters of credit, cash collateralization, to the extent Quad/Graphics will not have entered into an alternative arrangement with the issuing bank) and will make arrangements for the release of all associated liens and other security over LSC’s and LSC’s subsidiaries’ properties and assets, if any, together with the return of any collateral in the possession of the relevant administrative agent or the collateral agent. Such repayment of LSC’s credit agreement, cash collateralization of letters of credit or release of liens and other security will be conditioned on the occurrence of the consummation of the merger and Quad/Graphics or one of its subsidiaries will provide, or cause to be provided, all funds required to effect all such repayment or cash collateralization of letters of credit.

Subject to certain conditions and exceptions, Quad/Graphics will reimburse LSC for reasonable out-of-pocket expenses incurred by LSC or its subsidiaries in connection with the debt financing and the above transactions and will indemnify and hold harmless LSC, its affiliates and their respective officers, advisors and representatives from and against all losses, damages, claims, costs, expenses, interests, awards, judgments and penalties suffered or incurred by any of them of any type in connection with the debt financing and the purchase or prepayment of the LSC senior notes and/or the provision of information utilized in connection therewith, including those arising out of or based upon any untrue statement or alleged untrue statement of any material fact contained in the documentation relating to the debt financing and purchase or prepayment of the LSC senior notes or omission or alleged omission of a material fact necessary in order to make the statements in such documentation not misleading in light of the circumstances under which they were made, provided that Quad/Graphics will not be liable to LSC to the extent that any loss, damage, claim, cost, expense, interest, award, judgement or penalty arises out of or is based on any untrue statement or omission (including alleged untrue statements and omissions) made in reliance upon information provided in writing specifically for use in such documentation by LSC or its affiliates.

Conditions to the Consummation of the Merger

Under the merger agreement, the respective obligations of Quad/Graphics, LSC and merger sub to consummate the merger are subject to the satisfaction or waiver at or prior to the effective time of the merger of the following conditions:

•

Quad/Graphics Shareholder Approval. The share issuance proposal must have been approved by the affirmative vote of a majority of votes cast by Quad/Graphics shareholders present in person or by proxy at the Quad/Graphics special meeting and entitled to vote on the proposal.

•

LSC Stockholder Approval. The merger agreement proposal must have been approved by holders of a majority of the outstanding shares of LSC common stock entitled to vote thereon at the LSC special meeting.

•

Regulatory Consents. The waiting period under the HSR Act and any other required regulatory approvals, including Mexico antitrust approval, applicable to the consummation of the merger and the other transactions contemplated by the merger agreement must have expired or been terminated, and any authorizations, consents, orders, approvals, filings and declarations under other antitrust laws must have been obtained as outlined in the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions” beginning on page 139.

•

Statutes. No law has been enacted or promulgated by any governmental body of competent jurisdiction that remains in effect that precludes, restrains, enjoins or otherwise prohibits the consummation of the merger or the other transactions contemplated by the merger agreement.

•

Injunctions. There must not be any order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental body or arbitrator that is binding upon or applicable to any person or its property that in effect precludes, restrains, enjoins or otherwise prohibits the consummation of the merger and the other transactions contemplated by the merger agreement.

•

S-4 Registration Statement. The registration statement of which this joint proxy statement/prospectus forms a part must have become effective under the Securities Act and must not be the subject of any stop order issued by the SEC or any pending proceedings initiated by the SEC seeking such a stop order.

•

Listing of Quad/Graphics Class A Common Stock. The shares of Quad/Graphics class A common stock issuable to LSC stockholders pursuant to the merger agreement must have been approved for listing on the NYSE, subject to official notice of issuance.

Under the merger agreement, the obligations of Quad/Graphics and merger sub to consummate the merger are subject to the satisfaction or waiver of the following additional conditions:

•

certain representations and warranties of LSC regarding due organization and validity of existence; corporate authority; the inapplicability of certain anti-takeover laws, approval and fairness, and the absence of other financial advisors must be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•

certain representations and warranties of LSC and its subsidiaries regarding capitalization must be true and correct as of the date of the merger agreement and the closing date of the merger as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will only be required to be so true and correct as of such other date), except for any de minimis inaccuracies in the aggregate in amount or effect;

•

certain representations and warranties of LSC and its subsidiaries regarding the absence of certain changes must be true and correct as of the date of the merger agreement and the closing of the merger as though made on and as of such date and time;

•

the other representations and warranties of LSC and its subsidiaries must be true and correct, without regard to materiality, a company material adverse effect, or similar qualifiers, as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had or would not reasonably be expected to have a company material adverse effect;

•

LSC must have performed and complied with in all material respects all of its agreements and covenants contained in the merger agreement required to be performed or complied with at or prior to the closing of the merger; and

•

Quad/Graphics must have received a certificate signed by the chief executive officer of LSC, dated as of the closing date of the merger, to the effect that the foregoing closing conditions have been satisfied.

Under the merger agreement, the obligation of LSC to consummate the merger is subject to the satisfaction or waiver of the following additional conditions:

•

certain representations and warranties of Quad/Graphics and merger sub regarding due organization and validity of existence; corporate authority; approval and fairness, the inapplicability of certain anti-takeover laws, and broker’s and finder’s fees must be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•

certain representations and warranties of Quad/Graphics and merger sub regarding capitalization must be true and correct as of the date of the merger agreement and the closing date of the merger as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will only be required to be so true and correct as of such other date), except for any de minimis inaccuracies in the aggregate in amount or effect;

•

certain representations and warranties of Quad/Graphics and merger sub regarding the absence of certain changes must be true and correct as of the date of the merger agreement and the closing of the merger as though made on and as of such date and time;

•

the other representations and warranties of Quad/Graphics and merger sub must be true and correct, without regard to materiality, a parent material adverse effect, or similar qualifiers, as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had or would not reasonably be expected to have a parent material adverse effect;

•

Quad/Graphics and merger sub must have performed and complied with in all material respects all of their respective agreements and covenants in the merger agreement required to be performed or complied with by them at or prior to the closing of the merger; and

•

LSC must have received a certificate signed by the chief executive officer of Quad/Graphics, dated as of the closing date of the merger, to the effect that the foregoing closing conditions have been satisfied.

Termination

Termination Rights

Quad/Graphics and LSC may terminate the merger agreement and abandon the merger at any time prior to the effective time of the merger by mutual written consent of Quad/Graphics and LSC by action of their respective board of directors.

The merger agreement may also be terminated by either Quad/Graphics or LSC at any time prior to the effective time of the merger in any of the following situations so long as the material breach of the terminating party of its obligations under the merger agreement has not been the proximate cause of the failure of such condition to the consummation of the merger or the failure of the consummation of the merger to occur:

•	a regulatory approval termination event;

•	an LSC stockholder approval termination event;

•	a Quad/Graphics shareholder approval termination event; or

•	an end date termination event.

In addition, the merger agreement may be terminated by Quad/Graphics:

•	prior to the time the LSC stockholders approve the merger agreement proposal, if any LSC board recommendation termination event occurs; or

•	prior to the effective time of the merger, if there is an LSC breach termination event, unless there is also a Quad/Graphics breach termination event in effect at such time.

Further, the merger agreement may be terminated by LSC:

•

prior to the effective time of the merger, if Quad/Graphics has failed to take a vote of the shareholders of Quad/Graphics on the share issuance proposal at least five business days prior to October 30, 2019, or Quad/Graphics is in breach of its obligation to submit the share issuance proposal at the Quad/Graphics special meeting, provided, however, that the right to terminate the merger agreement under this bullet is not available if a material breach of LSC’s obligations under the merger agreement was the proximate cause of the failure to obtain approval of the share issuance proposal;

•	prior to the effective time of the merger, if there is a Quad/Graphics breach termination event, unless there is also a LSC breach termination event in effect at such time; or

•

prior to the time the approval of the merger agreement proposal by LSC stockholders is obtained, to enter into a definitive acquisition agreement providing for the consummation of a superior proposal in accordance with the merger agreement.

Termination Fees Payable by LSC

The merger agreement requires LSC to pay Quad/Graphics the termination fee, and requires LSC to reimburse Quad/Graphics for all documented and reasonable out-of-pocket expenses incurred by Quad/Graphics or merger sub in connection with the merger agreement and the transactions contemplated by the merger agreement, in an amount not to exceed $2,000,000, if:

•	Quad/Graphics terminates the merger agreement due to an LSC board recommendation termination event;

•

LSC terminates the merger agreement, prior to the time the approval of the merger agreement proposal by LSC stockholders is obtained, to enter into a definitive acquisition agreement providing for the consummation of a superior proposal in accordance with the merger agreement; or

•

(i) Quad/Graphics or LSC terminates the merger agreement because there has been an LSC stockholder approval termination event or an LSC breach termination event (as a result of a material breach of the no-shop or board recommendation covenants), (ii) after October 30, 2018 and at or prior to the time of termination of the merger agreement, an acquisition proposal was publicly announced after October 30, 2018 and not unconditionally withdrawn, and (iii) within 12 months after such termination LSC or any subsidiary of LSC either consummates an acquisition proposal or enters into a definitive agreement to effect an acquisition proposal (in each case, substituting “50%” for “15%” in the definition of acquisition proposal for these purposes), provided, that no termination fee will be payable pursuant to this bullet point if Quad/Graphics would be or is required to pay the regulatory approval reverse termination fee.

LSC will not be required to pay the termination fee on more than one occasion.

Termination Fees Payable by Quad/Graphics

The merger agreement requires Quad/Graphics to pay LSC the regulatory approval reverse termination fee, if:

•

Quad/Graphics or LSC terminates the merger agreement because there has been a regulatory approval termination event due to a governmental body having enacted an order with respect to the HSR Act or Mexico antitrust approval or an end date termination event; or

•	LSC terminates the merger agreement due to a Quad/Graphics breach termination event as a result of any material breach by Quad/Graphics of certain covenants related to regulatory consents,

provided that, in each case, at the time of such termination certain required conditions to the closing of the merger relating to the regulatory consents and injunctions have not been previously satisfied.

Effect of Termination

In the event of termination of the merger agreement pursuant to the provisions described in the section entitled “The Merger Agreement—Termination” beginning on page 146, the merger agreement (other than certain provisions as set forth in the merger agreement) will be of no further force or effect without liability of any party (or any representative of such party) to each other party to the merger agreement. However, except as otherwise expressly provided in the merger agreement, no termination of the merger agreement will relieve any party to the merger agreement of any liability or damages to the other parties resulting from any intentional material breach of any provision of the merger agreement, or any fraud.

Expenses

Except as otherwise provided in the merger agreement, all fees and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, whether or not the merger is consummated.

Indemnification; Directors’ and Officers’ Insurance

The parties to the merger agreement have agreed that, from and after the effective time of the merger, Quad/Graphics will and will cause the surviving company in the merger to, including by providing sufficient funds to the surviving company, indemnify and hold harmless (and subject to certain conditions to provide advancement of fees, costs and expenses to) each present and former director and officer of LSC and its subsidiaries and each other person or entity who, at the request or for the benefit of LSC or any of its subsidiaries, is or was previously serving as a director or officer, or is or was serving as a director, officer, member, trustee or fiduciary of another entity or enterprise, from and against any costs or expenses, judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of matters existing or occurring at or prior to the effective time of the merger, to the fullest extent that LSC or the applicable subsidiary of LSC would have been permitted under Delaware law and under its certificate of incorporation or bylaws or other governing documents in effect on October 30, 2018 to indemnify such person.

In addition, LSC is required to, and if LSC is unable to, Quad/Graphics will cause the surviving company to, obtain and fully pay for a six-year “tail” insurance policy with benefits and levels of coverage no less favorable in any material respect to the indemnified parties than LSC’s existing policies, subject to a premium cap. If such prepaid policies have been obtained prior to the effective time of the merger, the surviving company will (and Quad/Graphics will cause the surviving company to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

The parties to the merger agreement have also agreed that the surviving entity’s certificate of incorporation and bylaws, as applicable, will include provisions regarding the elimination of liability of directors, the indemnification of officers, directors, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less favorable to the intended beneficiaries than the corresponding provisions in the organizational documents of LSC in effect on October 30, 2018, which will be maintained for six years following the effective time of the merger.

The indemnified persons described in the first paragraph of this section will have the right to enforce the provisions of the merger agreement relating to their indemnification.

Amendment

Prior to the effective time of the merger, subject to the LSC officer and director indemnification requirements described above and to the provisions of applicable law, the merger agreement may be amended with the mutual agreement of LSC and Quad/Graphics at any time using an instrument in writing signed by Quad/Graphics, merger sub and LSC.

Applicable Law; Jurisdiction; Specific Enforcement

The merger agreement is governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles of such State (or any other jurisdiction), except insofar as the Wisconsin Business Corporation Law governs matters relating to the Quad/Graphics class A common stock. All legal actions or proceedings with respect to the merger agreement are to be brought and determined in Court of Chancery of the State of Delaware (or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware). The parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement. This right is in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties to the merger agreement has waived its right to trial by jury in any legal proceeding arising out of or relating to the merger agreement or the transactions contemplated by the merger agreement.

VOTING AND SUPPORT AGREEMENT

Concurrently with the execution of the merger agreement, LSC and the trustees of the Quad/Graphics voting trust entered into a voting and support agreement. The following summarizes the significant terms of the voting and support agreement:

Voting

Each trustee of the Quad/Graphics voting trust has agreed that they will appear at any shareholder meeting relating to the matters below, or cause the trust shares (as defined below) to otherwise be counted as present for purposes of calculating a quorum, and vote (or cause to be voted) Quad/Graphics shares held by the voting trust (which we refer to as “trust shares”) (a) in favor of the share issuance proposal and any postponements or adjournments of the Quad/Graphics special meeting if there are insufficient votes to approve the share issuance proposal or a quorum of shares is not present and (b) against any alternative acquisition involving Quad/Graphics (other than the merger) or other action or agreement that would reasonably be expected to breach the obligations of Quad/Graphics in the merger agreement or the trustees in the voting and support agreement or impede, delay or adversely affect the merger, the share issuance or the other transactions contemplated by the merger agreement. As of January 7, 2019, the Quad/Graphics voting trust owned 10,046 shares of class A common stock and 12,574,255 shares of class B common stock, or, collectively, approximately 72.5% of Quad/Graphics’ total voting power.

Restrictions on Transfer

Each of the trustees has agreed that, subject to certain exceptions, without the prior written consent of LSC, such trustee will not dispose of, or consent to the disposal of, any trust shares; enter into any arrangement or understanding with respect to any disposition of any current trust shares or any additional Quad/Graphics shares and options acquired beneficially or of record after the date of the voting and support agreement, or any interest therein; or approve any withdrawals of trust shares from the voting trust until after the shareholders of Quad/Graphics approve the share issuance proposal.

Representations and Warranties of Trustees

Each of the trustees of the Quad/Graphics voting trust has made customary representations and warranties to LSC, including, among others, with respect to (a) authority to enter into, and carry out the obligations under, the voting and support agreement and enforceability of the voting and support agreement, (b) status as a trustee of the Quad/Graphics voting trust and (c) action required to cause the Quad/Graphics voting trust to vote the trust shares in favor of the transactions contemplated by the merger agreement.

Other Covenants

To the extent permitted by the voting trust agreement, the trustees have agreed not to (a) appoint any additional trustee under the voting trust agreement unless, prior to such appointment, the person who will be appointed as a trustee agrees in writing to be subject to the terms and conditions of the voting and support agreement or (b) amend the voting trust agreement in a manner that adversely affects the ability of the trustees to comply with their obligations under the voting and support agreement.

Termination

The voting and support agreement will terminate upon the earliest of the following to occur: (a) the consummation of the merger and (b) the date and time of the termination of the merger agreement in accordance with its terms.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On October 30, 2018, Quad/Graphics and LSC entered into the merger agreement pursuant to which Quad/Graphics agreed to acquire LSC in an all-stock transaction valued at approximately $1.3 billion, inclusive of LSC’s net debt. On the terms and subject to the conditions contained in the merger agreement and upon the consummation of the merger contemplated by the merger agreement, holders of eligible shares of LSC common stock will receive 0.625 shares of Quad/Graphics class A common stock in exchange for each eligible share of LSC common stock held as of the effective time of the merger.

The following unaudited pro forma condensed combined financial information (which we refer to as the “unaudited pro forma financial statements”) present the combination of the historical consolidated financial statements of Quad/Graphics and LSC, adjusted to give effect to the merger and related transactions. The unaudited pro forma condensed combined statements of operations (which we refer to as the “unaudited pro forma statements of operations”) for the year ended December 31, 2017 and the nine months ended September 30, 2018 combine the historical statements of consolidated operations of Quad/Graphics and LSC, giving effect to the merger and related transactions as if they had been consummated on January 1, 2017, the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet (which we refer to as the “unaudited pro forma balance sheet”) combines the historical consolidated balance sheets of Quad/Graphics and LSC as of September 30, 2018, giving effect to the merger as if it had been consummated on September 30, 2018. The historical consolidated financial statements of LSC have been adjusted to reflect certain reclassifications in order to conform to Quad/Graphics’ financial statement presentation.

The unaudited pro forma financial statements reflect the following pro forma adjustments related to acquisitions and dispositions that occurred during the nine months ended September 30, 2018 and during the year ended December 31, 2017:

•	Adjustments to present the results of operations as if Quad/Graphics had acquired Ivie & Associates (“Ivie”) on January 1, 2017;

•	Adjustments to present the results of operations as if Quad/Graphics had increased its equity position in Rise Interactive (“Rise”) from 19% to 57% on January 1, 2017;

•	Adjustments to present the results of operations as if Quad/Graphics had sold QuadTech, Inc. on January 1, 2017;

•

Adjustments to present the results of operations as if LSC had acquired the following businesses on January 1, 2017: (1) RRD’s Print Logistics business, an integrated logistics services provider; (2) The Clark Group, Inc., a third-party logistics provider; (3) Quality Park, a producer of envelopes, mailing supplies and assorted packaging items; (4) Publishers Press, LLC, a printing provider; (5) NECI, LLC, a supplier of commodity and specialty filing supplies; (6) CREEL Printing, LLC, an offset and digital printing company; (7) Fairrington Transportation Corp., F.T.C. Transport, Inc. and F.T.C. Services, Inc., a full-service, printer-independent mailing logistics provider; and (8) HudsonYards Studios, LLC, a digital and print pre-media production company; and

•	Adjustments to present the results of operations as if LSC had sold its European and retail offset print businesses as of January 1, 2017.

The unaudited pro forma financial statements reflect the following merger-related pro forma adjustments, based on available information and certain assumptions that Quad/Graphics believes are reasonable:

•	Quad/Graphics’ merger with LSC, which will be accounted for using the purchase method of accounting;

•	Changes in debt as a result of the merger;

•	Changes in the number of shares of Quad/Graphics class A common stock outstanding, as well as earnings per share, as a result of the merger based on the exchange ratio;

•	Adjustments to conform the classification of revenue and expenses in LSC’s historical statements of operations to Quad/Graphics’ classification for similar revenue and expenses;

•	Adjustments to conform the classification of certain assets and liabilities of LSC’s historical balance sheet to Quad/Graphics’ classification for similar assets and liabilities;

•	The assumption of liabilities for transaction-related expenses; and

•	Estimated tax impact of pro forma adjustments.

As of the date of this joint proxy statement/prospectus, Quad/Graphics has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the LSC assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform LSC’s accounting policies to Quad/Graphics’ accounting policies. A final determination of the fair value of LSC’s assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on the actual net tangible and intangible assets and liabilities of LSC that exist as of the closing date of the merger and, therefore, cannot be made prior to the consummation of the merger. In addition, the value of the consideration to be paid by Quad/Graphics upon the consummation of the merger will be determined based on the closing price of Quad/Graphics class A common stock on the closing date of the merger. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial statements presented below. Quad/Graphics estimated the fair value of LSC’s assets and liabilities based on discussions with LSC’s management, preliminary valuation studies, due diligence and information presented in LSC’s SEC filings. Until the merger is consummated, both companies are limited in their ability to share certain information. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma balance sheet and/or statements of operations. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.

Assumptions and estimates underlying the adjustments to the unaudited pro forma financial statements (which we refer to as the “pro forma adjustments”) are described in the accompanying notes. The historical condensed consolidated financial statements have been adjusted in the unaudited pro forma financial statements to give effect to the merger that are directly attributable to the merger, factually supportable and, with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the combined results of Quad/Graphics and LSC following the merger. The unaudited pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the merger occurred on the dates indicated. Further, the unaudited pro forma financial statements do not purport to project the future operating results or financial position of Quad/Graphics following the merger.

The unaudited pro forma financial statements, although helpful in illustrating the financial characteristics of Quad/Graphics following the merger under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue or other factors that may result as a consequence of the merger and, accordingly, do not attempt to predict or suggest future results. Specifically, the unaudited pro forma statements of operations exclude projected synergies expected to be achieved as a result of the merger, which are described in the section entitled “The Merger—Estimated Potential Synergies Attributable to the Merger” beginning on page 105, nor do they include any associated costs that may be required to be incurred to achieve the identified synergies. The unaudited pro forma statements of operations also exclude the effects of transaction costs associated with the merger, costs associated with any restructuring, integration activities or asset dispositions resulting from the merger and to the extent they occur, are expected to be non-recurring and will not have been incurred at the closing date of the merger. However, such costs could affect Quad/Graphics following the merger in the period the costs are incurred or recorded. Further, the unaudited pro forma financial statements do not reflect the effect of any regulatory actions that may impact the results of Quad/Graphics following the merger.

The unaudited pro forma financial statements have been developed from and should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma financial statements;

•

The historical audited consolidated financial statements of Quad/Graphics for the year ended December 31, 2017, included in Quad/Graphics’ Annual Report on Form 10-K (as adjusted for adoption of ASU 2017-07, pursuant to which net pension income was retrospectively excluded from operating income (loss) and presented separately in the statement of operations), and the historical unaudited consolidated financial statements of Quad/Graphics for the nine months ended September 30, 2018, included on Quad/Graphics’ Quarterly Report on Form 10-Q, both of which are incorporated by reference into this document;

•

The historical audited consolidated financial statements of LSC for the year ended December 31, 2017, included in LSC’s Annual Report on Form 10-K (except for items 1,7 and 15 which were recast in its Current Report on Form 8-K filed with the SEC on December 11, 2018), and the historical audited consolidated financial statements of LSC for the nine months ended September 30, 2018, included in LSC’s Quarterly Report on Form 10-Q, all of which are incorporated by reference into this document;

•

Other information relating to Quad/Graphics and LSC contained in or incorporated by reference into this document, which is described in the sections entitled “Quad/Graphics Selected Historical Financial Information,” “LSC Selected Historical Financial Information” and “Where You Can Find More Information,” beginning on page 29, 31 and 200, respectively; and

•

The risk factors described in the section entitled “Risk Factors” beginning on page 37, as well as the risk factors contained in Item 1A, “Risk Factors,” of Quad/Graphics Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, and in Item 1A, “Risk Factors” of LSC’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 22, 2018.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

QUAD/GRAPHICS, INC. AND LSC COMMUNICATIONS, INC.

(in millions, except per share data)

	As of September 30, 2018
	Quad/Graphics	LSC Post- Reclassifications (See Note 2)	Other Pro Forma Adjustments (See Note 8)		Pro Forma Combined
ASSETS
Cash and cash equivalents	$6.3	$23.4	$—		$29.7
Receivables, net	553.0	771.3	(1.2	)(a)	1,323.1
Inventories	354.5	244.3	63.9	(b)	662.7
Prepaid expenses and other current assets	57.6	37.8	—		95.4

Total current assets	971.4	1,076.8	62.7		2,110.9
Property, plant and equipment—net	1,284.5	513.5	200.3	(c)	1,998.3
Goodwill	55.5	107.1	(68.6	)(d)	94.0
Other intangible assets—net	121.7	165.5	(90.5	)(e)	196.7
Equity method investment in unconsolidated entity	3.6	—	—		3.6
Deferred income tax assets	—	12.5	(2.5	)(f)	10.0
Other long-term assets	97.1	96.9	—		194.0

Total assets	$2,533.8	$1,972.3	$101.4		$4,607.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$432.0	$350.8	$(1.2	)(a)	$781.6
Accrued liabilities	282.7	218.9	—		501.6
Short-term debt and current portion of long-term debt	42.3	275.2	(226.7	)(h)	90.8
Current portion of capital lease obligations	5.1	0.7	—		5.8

Total current liabilities	762.1	845.6	(227.9)		1,379.8
Long-term debt	1,015.9	668.9	372.7	(g)(h)	2,057.5
Capital lease obligations	11.1	0.9	—		12.0
Deferred income tax liabilities	44.0	0.4	3.5	(f)	47.9
Other long-term liabilities	187.4	237.0	—		424.4

Total liabilities	2,020.5	1,752.8	148.3		3,921.6
Shareholders’ equity
Preferred stock	—	—	—		—
Common stock, Class A	1.0	0.3	0.2	(i)	1.5
Common stock, Class B	0.4	—	—		0.4
Common stock, Class C	—	—	—		—
Additional paid-in capital	857.9	826.1	(538.8	)(i)	1,145.2
Treasury stock, at cost	(56.6)	(23.5)	23.5	(j)	(56.6)
Accumulated deficit	(175.0)	(17.6)	(97.6	)(k)	(290.2)
Accumulated other comprehensive loss	(132.0)	(565.8)	565.8	(j)	(132.0)

Quad/Graphics’ and LSC’s shareholders’ equity	495.7	219.5	(46.9)		668.3
Noncontrolling interests	17.6	—	—		17.6

Total shareholders’ equity and noncontrolling interests	513.3	219.5	(46.9)		685.9

Total liabilities and shareholders’ equity	$2,533.8	$1,972.3	$101.4		$4,607.5

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

QUAD/GRAPHICS, INC. AND LSC COMMUNICATIONS, INC.

(in millions, except per share data)

	Nine Months Ended September 30, 2018
	Quad/Graphics	LSC Post- Reclassifications (See Note 2)	Quad/Graphics Pro Forma Adjustments (See Note 6)	LSC Pro Forma Adjustments (See Note 7)	Other Pro Forma Adjustments (See Note 8)		Pro Forma Combined
Net sales
Products	$2,431.2	$2,659.0	$—	$(274.0)	$(10.1	)(a)	$4,806.1
Services	580.9	227.7	39.9	141.6	(2.7	)(a)	987.4

Total net sales	3,012.1	2,886.7	39.9	(132.4)	(12.8)		5,793.5
Cost of sales
Products	2,013.2	2,274.3	—	(258.0)	(10.1	)(a)	4,019.4
Services	437.6	193.7	32.1	137.6	(2.7	)(a)	798.3

Total cost of sales	2,450.8	2,468.0	32.1	(120.4)	(12.8)		4,817.7
Selling, general and administrative expenses	278.5	237.1	5.4	(1.0)	—		520.0
Depreciation and amortization	173.6	106.1	3.8	(3.8)	4.3	(b)	284.0
Restructuring, impairment and transaction-related charges	40.6	23.6	0.1	(1.7)	—		62.6

Operating income (loss)	$68.6	$51.9	$(1.5)	$(5.5)	$(4.3)		$109.2
Interest expense	54.0	59.5	0.2	0.1	(30.1	)(c)(d)	83.7
Net pension income	(9.3)	(36.4)	—	—	—		(45.7)

Earnings (loss) before income taxes and equity in loss of unconsolidated entities	23.9	28.8	(1.7)	(5.6)	25.8		71.2
Income tax (benefit) expense	(3.9)	35.8	(0.2)	(27.2)	6.5	(e)	11.0

Earnings (loss) before equity in loss of unconsolidated entities	27.8	(7.0)	(1.5)	21.6	19.3		60.2
Equity in loss of unconsolidated entities	(0.7)	—	—	—	—		(0.7)

Net earnings (loss)	28.5	(7.0)	(1.5)	21.6	19.3		60.9
Less: net earnings (loss) attributable to noncontrolling interests	(0.8)	—	(0.5)	—	—		(1.3)

Net earnings (loss) attributable to Quad/Graphics and LSC common shareholders	$29.3	$(7.0)	$(1.0)	$21.6	$19.3		$62.2

Earnings (loss) per share attributable to Quad/Graphics and LSC common shareholders
Basic	$0.59	$(0.21)	$—	$—	$—		$0.87

Diluted	$0.57	$(0.21)	$—	$—	$—		$0.85

Weighted average number of common shares outstanding
Basic	50.0	34.0	—	—	(12.4	)(f)	71.6

Diluted	51.8	34.0	—	—	(12.4	)(f)	73.4

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

QUAD/GRAPHICS, INC. AND LSC COMMUNICATIONS, INC.

(in millions, except per share data)

	Year Ended December 31, 2017
	Quad/Graphics	LSC Post- Reclassifications (See Note 2)	Quad/Graphics Pro Forma Adjustments (See Note 6)	LSC Pro Forma Adjustments (See Note 7)	Other Pro Forma Adjustments (See Note 8)		Pro Forma Combined
Net sales
Products	$3,529.0	$3,511.6	$(25.0)	$(229.8)	$(15.9	)(a)	$6,769.9
Services	602.4	90.9	271.3	383.1	(4.6	)(a)	1,343.1

Total net sales	4,131.4	3,602.5	246.3	153.3	(20.5)		8,113.0
Cost of sales
Products	2,827.3	2,954.9	(20.4)	(239.6)	(15.9	)(a)	5,506.3
Services	432.1	70.7	226.2	352.4	(4.6	)(a)	1,076.8

Total cost of sales	3,259.4	3,025.6	205.8	112.8	(20.5)		6,583.1
Selling, general and administrative expenses	423.8	301.3	24.6	30.5	—		780.2
Depreciation and amortization	232.5	160.4	20.1	0.1	6.0	(b)	419.1
Restructuring, impairment and transaction-related charges	60.4	130.5	(7.6)	(7.6)	—		175.7

Operating income (loss)	$155.3	$(15.3)	$3.4	$17.5	$(6.0)		$154.9
Interest expense	71.1	71.3	0.8	2.0	(30.3	)(c)(d)	114.9
Net pension income	(9.6)	(45.7)	—	—	—		(55.3)
Loss (gain) on debt extinguishment	2.6	2.7	—	—	—		5.3

Earnings (loss) before income taxes and equity in loss of unconsolidated entities	91.2	(43.6)	2.6	15.5	24.3		90.0
Income tax (benefit) expense	(16.0)	13.3	3.5	7.1	9.7	(e)	17.6

Earnings (loss) before equity in loss of unconsolidated entities	107.2	(56.9)	(0.9)	8.4	14.6		72.4
Equity in loss of unconsolidated entities	—	—	—	—	—		—

Net earnings (loss)	107.2	(56.9)	(0.9)	8.4	14.6		72.4
Less: net earnings (loss) attributable to noncontrolling interests	—	—	(3.7)	—	—		(3.7)

Net earnings (loss) attributable to Quad/Graphics and LSC common shareholders	$107.2	$(56.9)	$2.8	$8.4	$14.6		$76.1

Earnings (loss) per share attributable to Quad/Graphics and LSC common shareholders
Basic	$2.16	$(1.69)	$—	$—	$—		$1.07

Diluted	$2.07	$(1.69)	$—	$—	$—		$1.04

Weighted average number of common shares outstanding
Basic	49.6	33.8	—	—	(12.2	)(f)	71.2

Diluted	51.8	33.8	—	—	(12.2	)(f)	73.4

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements.

QUAD/GRAPHICS, INC. AND LSC COMMUNICATIONS, INC.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The unaudited pro forma financial statements were prepared using the acquisition method of accounting and was based on the historical consolidated financial statements of Quad/Graphics and LSC as of September 30, 2018, for the nine months ended September 30, 2018, and for the year ended December 31, 2017. The accounting guidance on business combinations requires, among other things, that assets acquired and liabilities assumed are recognized at their fair values as of the acquisition date. Financial statements of Quad/Graphics issued after consummation of the merger will reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of LSC. In addition, the purchase price is to be measured at the consummation of the merger at the then-current market price of Quad/Graphics class A common stock.

The latest accounting guidance on fair value measurements defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. In accordance with GAAP, fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, Quad/Graphics may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Quad/Graphics’ intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that others applying reasonable judgment to the same facts and circumstances could develop and support a range of alternative estimated amounts.

Note 2. Reclassifications

Certain reclassifications have been made to the LSC historical financial statements to conform to the Quad/Graphics’ presentation. These reclassifications are shown below, and the reclassifications had no impact on LSC’s historical net earnings.

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

LSC COMMUNICATIONS, INC.

(in millions, except per share data)

	As of September 30, 2018
	LSC	Conforming Presentation Reclassifications		LSC Post-Reclassifications
ASSETS
Cash and cash equivalents	$20.4	$3.0	(1)	$23.4
Receivables, net	771.3	—		771.3
Inventories	244.3	—		244.3
Prepaid expenses and other current assets	40.8	(3.0	)(1)	37.8

Total current assets	1,076.8	—		1,076.8
Property, plant and equipment—net	513.5	—		513.5
Goodwill	107.1	—		107.1
Other intangible assets—net	165.5	—		165.5
Deferred income taxes	12.5	—		12.5
Other long-term assets	96.9	—		96.9

Total assets	$1,972.3	$—		$1,972.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$350.8	$—		$350.8
Accrued liabilities	218.9	—		218.9
Short-term debt and current portion of long-term debt	275.9	(0.7	)(2)	275.2
Current portion of capital lease obligations	—	0.7	(2)	0.7

Total current liabilities	845.6	—		845.6
Long-term debt	669.8	(0.9	)(2)	668.9
Capital lease obligations	—	0.9	(2)	0.9
Deferred income taxes	0.4	—		0.4
Pension liabilities	126.3	(126.3	)(3)	—
Restructuring and multi-employer pension liabilities	46.1	(46.1	)(3)	—
Other long-term liabilities	64.6	172.4	(3)	237.0

Total liabilities	1,752.8	—		1,752.8
Shareholders’ equity
Preferred stock	—	—		—
Common stock	0.3	—		0.3
Additional paid-in capital	826.1	—		826.1
Treasury stock, at cost	(23.5)	—		(23.5)
Accumulated deficit	(17.6)	—		(17.6)
Accumulated other comprehensive loss	(565.8)	—		(565.8)

Total shareholders’ equity	219.5	—		219.5

Total liabilities and shareholders’ equity	$1,972.3	$—		$1,972.3

(1)	LSC includes restricted cash in prepaid expenses and other current assets. The restricted cash has been reclassified to cash and cash equivalents for consistency with Quad/Graphics’ presentation.
(2)

LSC includes its long-term capital lease obligations within the long-term debt line item in its consolidated balance sheet, and the short-term capital lease obligations within the short-term and current portion of long-term debt line item. These liabilities have been reclassified to their own lines for consistency with Quad/Graphics’ presentation.

(3)

LSC has pension liabilities and restructuring and multi-employer pension liabilities disclosed separately on the face of the consolidated balance sheet, while Quad/Graphics includes these liabilities with the other long-term liabilities line item. The pension and restructuring and multi-employer pension liabilities have been reclassified to other long-term liabilities for consistency with Quad/Graphics’ presentation.

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

LSC COMMUNICATIONS, INC.

(in millions, except per share data)

	Nine Months Ended September 30, 2018
	LSC	Conforming Presentation Reclassifications		LSC Post-Reclassifications
Net sales
Products	$2,886.7 (1)	$(227.7	)(1)	$2,659.0
Services	—	227.7	(1)	227.7

Total net sales	2,886.7	—		2,886.7
Cost of sales
Products	2,468.0 (1)	(193.7	)(1)	2,274.3
Services	—	193.7	(1)	193.7

Total cost of sales	2,468.0	—		2,468.0
Selling, general and administrative expenses	241.6	(4.5	)(2)(3)	237.1
Depreciation and amortization	106.1	—		106.1
Restructuring, impairment and transaction-related charges	18.3	5.3	(2)(3)	23.6
Goodwill impairment	—	—		—

Operating income (loss)	$52.7	$(0.8)		$51.9
Interest expense	59.5	—		59.5
Investment and other (income)-net	(35.6)	35.6	(2)	—
Net pension income	—	(36.4	)(2)	(36.4)
Loss (gain) on debt extinguishment	—	—		—

Earnings (loss) before income taxes and equity in loss of unconsolidated entities	28.8	—		28.8
Income tax (benefit) expense	35.8	—		35.8

Earnings (loss) before equity in loss of unconsolidated entities	(7.0)	—		(7.0)
Equity in loss of unconsolidated entities	—	—		—

Net earnings (loss)	(7.0)	—		(7.0)
Less: net earnings (loss) attributable to noncontrolling interests	—	—		—

Net earnings (loss) attributable LSC common shareholders	$(7.0)	$—		$(7.0)

Earnings (loss) per share attributable to LSC common shareholders
Basic	$(0.21)	$—		$(0.21)

Diluted	$(0.21)	$—		$(0.21)

Weighted average number of common shares outstanding
Basic	34.0	—		34.0

Diluted	34.0	—		34.0

(1)

LSC does not break out net sales and cost of sales by products and services in the condensed consolidated statements of operations, as LSC’s service revenue does not make up greater than 10% of consolidated net sales. LSC’s total reported net sales and cost of sales have been presented as products for purposes of the above presentation consistent with its historical reporting. Reclassification adjustments have been made to allocate the total net sales and cost of sales to products and services for consistency with Quad/Graphics’ presentation.

(2)

LSC includes a line for investment and other (income) net in the consolidated statements of operations, including pension income, as well as other items. Items included in this line have been reclassified to selling, general and administrative expenses; restructuring, impairment and transaction related charges; and pension income for consistency with Quad/Graphics’ presentation.

(3)

LSC includes expenses related to legal, accounting and other expenses associated with completed and contemplated acquisitions within selling, general and administrative expenses, while Quad/Graphics includes these costs within restructuring, impairment and transaction-related charges. Acquisition-related expenses of $3.5 million incurred during the nine months ended September 30, 2018, have been reclassified out of selling, general and administrative expenses to restructuring, impairment and transaction-related charges for consistency with Quad/Graphics’ presentation.

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

LSC COMMUNICATIONS, INC.

(in millions, except per share data)

	Year Ended December 31, 2017
	LSC	Conforming Presentation Reclassifications		LSC Post-Reclassifications
Net sales
Products	$3,602.5 (1)	$(90.9	)(1)	$3,511.6
Services	—	90.9	(1)	90.9

Total net sales	3,602.5	—		3,602.5
Cost of sales
Products	3,025.6 (1)	(70.7	)(1)	2,954.9
Services	—	70.7	(1)	70.7

Total cost of sales	3,025.6	—		3,025.6
Selling, general and administrative expenses	306.5	(5.2	)(2)(3)	301.3
Depreciation and amortization	160.4	—		160.4
Restructuring, impairment and transaction-related charges	128.8	1.7	(2)(3)	130.5
Goodwill impairment	—	—		—

Operating income (loss)	$(18.8)	$3.5		$(15.3)
Interest expense	71.3	—		71.3
Investment and other (income)-net	(46.5)	46.5	(2)	—
Net pension income	—	(45.7	)(2)	(45.7)
Loss (gain) on debt extinguishment	—	2.7	(2)	2.7

Earnings (loss) before income taxes and equity in loss of unconsolidated entities	(43.6)	—		(43.6)
Income tax (benefit) expense	13.3	—		13.3

Earnings (loss) before equity in loss of unconsolidated entities	(56.9)	—		(56.9)
Equity in loss of unconsolidated entities	—	—		—

Net earnings (loss)	(56.9)	—		(56.9)
Less: net earnings (loss) attributable to noncontrolling interests	—	—		—

Net earnings (loss) attributable LSC common shareholders	$(56.9)	$—		$(56.9)

Earnings (loss) per share attributable to LSC common shareholders
Basic	$(1.69)	$—		$(1.69)

Diluted	$(1.69)	$—		$(1.69)

Weighted average number of common shares outstanding
Basic	33.8	—		33.8

Diluted	33.8	—		33.8

(1)

LSC does not report net sales and cost of sales by products and services in the condensed consolidated statements of operations, as LSC’s service revenue does not make up greater than 10% of consolidated net sales. LSC’s total reported net sales and cost of sales have been presented as products for purposes of the above presentation consistent with its historical reporting. Reclassification adjustments have been made to allocate the total net sales and cost of sales to products and services for consistency with Quad/Graphics’ presentation.

(2)

LSC reports investment and other (income)-net in the consolidated statements of operations, including pension income, as well as other items. Items included in this line have been reclassified to selling, general and administrative expenses; restructuring, impairment and transaction related charges; and pension income for consistency with Quad/Graphics’ presentation.

(3)

LSC includes expenses related to legal, accounting and other expenses associated with completed and contemplated acquisitions within selling, general and administrative expenses, while Quad/Graphics includes these costs within restructuring, impairment and transaction-related charges. Acquisition-related expenses of $5.3 million incurred during the year ended December 31, 2017, have been reclassified out of selling, general and administrative expenses to restructuring, impairment and transaction-related charges for consistency with Quad/Graphics’ presentation.

Note 3. Accounting Policies

Quad/Graphics reviewed the LSC financial statements and related footnotes and made certain inquiries of LSC management as part of the due diligence process and reached a preliminary conclusion that there are no anticipated differences between accounting policies that would have a material impact on the financial statements of Quad/Graphics following the merger. However, for the historical financial statements, all of Quad/Graphics’ inventories were valued using the first-in, first-out (“FIFO”) method, while the cost of approximately 64% of LSC’s inventories were determined using the Last-In, First-Out (“LIFO”) method. The remaining LSC inventories, primarily related to certain acquired and international operations, were valued using the FIFO or specific identification methods. Upon consummation of the merger, Quad/Graphics will perform a detailed review of LSC’s accounting policies to determine the accounting policies appropriate for Quad/Graphics following the merger. As a result of that review, it may become necessary to harmonize Quad/Graphics’ consolidated financial statements following the merger to conform to the selected accounting policies.

Note 4. Preliminary Estimated Purchase Price

The estimated purchase price is preliminary because the proposed transaction has not yet been completed. The preliminary estimated total purchase price to be transferred to effect the acquisition of LSC is as follows:

Preliminary Estimated Purchase Price
Shares of LSC common stock outstanding (1)	33,315,949
LSC restricted stock units outstanding (2)	1,026,322
LSC performance restricted stock outstanding (3)	258,487

34,600,758
Shares of Quad/Graphics class A common stock to be issued for each outstanding share of LSC common stock (4)	0.625

Total shares of Quad/Graphics class A common stock to be issued	21,625,474
Closing stock price of Quad/Graphics class A common stock on January 7, 2019 (5)	$13.31

Preliminary estimated purchase price (6)	$287.8

(1)	This number represents the total shares of LSC common stock outstanding as of January 7, 2019.
(2)

Under the terms of the merger agreement, the vesting of each restricted share of LSC common stock will be accelerated and converted into the right to receive the merger consideration (i.e., 0.625 shares of Quad/Graphics class A common stock). This number represents the total restricted stock units outstanding as of January 7, 2019.

(3)

Under the terms of the merger agreement, each LSC performance restricted stock outstanding will be converted into the right to receive the merger consideration, subject to the determination of certain performance achievement metrics. The performance achievement metrics for the 2016 and 2017 performance restricted stock awards have been met at 100% and 120%, respectively. The performance achievement metric for the 2018 performance restricted stock awards is a three-year free cash flow performance period, which is assumed to have been achieved for the purpose of calculating the preliminary estimated purchase price. This number represents the total performance restricted stock outstanding as of January 7, 2019.

(4)

Under the terms of the merger agreement, LSC stockholders will receive the merger consideration for each share of LSC common stock they own, representing approximately 29.6 percent total economic ownership of Quad/Graphics following the merger and approximately 11.1 percent of the vote of Quad/Graphics following the merger.

(5)

The fair value of equity securities issued as part of the merger consideration transferred will be measured on the closing date of the merger at the then-current market price. This requirement will likely result in a per share equity component different from the $13.31 assumed above, which was the closing stock price of the Quad/Graphics class A common stock on January 7, 2019. The Quad/Graphics class A common stock has traded within a price range of $11.56 to $18.18 since the October 31, 2018 announcement of the merger through January 7, 2019. For every 1% change in the Quad/Graphics class A common stock price, the preliminary estimated purchase price in the calculation above would change by approximately $2.9 million. Such increase or decrease would result in a corresponding adjustment to estimated additional paid-in capital and goodwill.

(6)

The preliminary estimated purchase price reflected in the unaudited pro forma financial statements does not purport to represent what the actual purchase price will be at the consummation of the merger.

Note 5. Estimate of Assets to be Acquired and Liabilities to be Assumed

Under the acquisition method of accounting, the total preliminary estimated purchase price as shown in Note 4 is allocated to the LSC current and long-term tangible assets, intangible assets (both definite and indefinite-lived), and current and long-term liabilities based on their estimated fair values as of the closing date of the merger. Management of Quad/Graphics has allocated the estimated purchase price based on preliminary estimates that are described in the introduction to these unaudited pro forma financial statements. The preliminary internal valuation of Quad/Graphics’ management includes estimates and assumptions about numerous factors, which could exhibit significant volatility. Changes in one or more of these factors prior to consummation of the merger could have a significant effect on the final determination of fair values. The final purchase price allocations will be based on the fair value of assets and liabilities per third party appraisals as of the effective date of the merger, and accordingly the final valuation of LSC assets and liabilities may be materially different than those estimates presented in the unaudited pro forma financial statements.

The preliminary estimate of assets to be acquired and liabilities to be assumed by Quad/Graphics is as follows:

Preliminary Estimated Purchase Price (in millions)
Current assets	$1,140.7
Property, plant and equipment (1)	713.8
Identifiable intangible assets (2)	75.0
Goodwill (3)	38.5
Long-term deferred income taxes, net	10.0
Other long-term assets	96.9
Current liabilities	(845.6)
Long-term debt and long-term capital lease obligations	(669.8)
Deferred income taxes	(34.7)
Other long-term liabilities	(237.0)
Contractual and non-contractual contingencies (4)	—

Preliminary estimated purchase price	$287.8

(1)	The expected useful lives of property, plant and equipment by asset category are as follows:
a.	10 to 40 years for buildings;
b.	3 to 15 years for machinery and equipment; and
c.	the shorter of the term of the lease or the useful life of the asset for leasehold improvements.
(2)	The expected amortization periods for identifiable intangible assets are estimated to be 6 years. The identifiable intangible assets are primarily comprised of customer relationships.

(3)

Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized, but instead will be tested for impairment at least annually (more frequently if certain indicators are present). Goodwill will be allocated to the reporting unit(s) of Quad/Graphics following the merger. In the event that management of Quad/Graphics determines that the value of goodwill has become impaired, Quad/Graphics (following the merger) will incur an accounting charge for the amount of impairment during the period in which the determination is made.

(4)

Assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value if fair value can be reasonably estimated. If fair value of such an asset or liability cannot be reasonably estimated, the asset or liability would be recognized in accordance with existing GAAP standards based on whether the amount is probable and reasonably estimable.

Note 6. Quad/Graphics Pro Forma Adjustments

This note should be read in conjunction with other notes to the unaudited pro forma financial statements. The unaudited pro forma financial statements have been prepared with the following considerations:

•	The unaudited pro forma financial statements have been prepared using the acquisition method of accounting under existing GAAP. Quad/Graphics is the acquirer for accounting purposes.

•

The unaudited pro forma financial statements do not reflect any operating cost synergy savings that the combined companies may achieve as a result of the acquisition, the costs necessary to achieve these operating synergy savings or additional charges necessary as a result of the integration.

Adjustments included in the column under the heading “Quad/Graphics Pro Forma Adjustments” represent the adjustments needed to present Quad/Graphics’ results as if certain transactions that occurred during the periods (i.e., Quad/Graphics increased its equity position in Rise from 19% to 57%, acquired Ivie and sold QuadTech, Inc.) were consummated on January 1, 2017. There was no impact from Quad/Graphics pro forma adjustments to the unaudited pro forma balance sheet as of September 30, 2018.

Note 7. LSC Pro Forma Adjustments

This note should be read in conjunction with other notes to the unaudited pro forma financial statements. The unaudited pro forma financial statements have been prepared with the following considerations:

•

The unaudited pro forma financial statements have been prepared using the acquisition method of accounting under existing GAAP. LSC is the acquirer of the identified businesses for accounting purposes.

•

The unaudited pro forma financial statements do not reflect any operating cost synergy savings that the combined companies may achieve as a result of the acquisition, the costs necessary to achieve these operating synergy savings or additional charges necessary as a result of the integration.

Adjustments included in the column under the heading “LSC Pro Forma Adjustments” represent the adjustments needed to present LSC’s results as if certain transactions that occurred during the periods were consummated on January 1, 2017 (i.e., LSC acquired the following businesses: (1) RRD’s Print Logistics business, an integrated logistics services provider; (2) The Clark Group, Inc., a third-party logistics provider; (3) Quality Park, a producer of envelopes, mailing supplies and assorted packaging items; (4) Publishers Press, LLC, a printing provider; (5) NECI, LLC, a supplier of commodity and specialty filing supplies; (6) CREEL Printing, LLC, an offset and digital printing company; (7) Fairrington Transportation Corp., F.T.C. Transport, Inc. and F.T.C. Services, Inc., a full-service, printer-independent mailing logistics provider; and (8) HudsonYards Studios, LLC, a digital and print pre-media production company; and LSC sold its European and retail offset printing businesses). There was no impact from LSC pro forma adjustments to the unaudited pro forma balance sheet as of September 30, 2018.

Note 8. Other Pro Forma Adjustments

This note should be read in conjunction with other notes to the unaudited pro forma financial statements. Adjustments included in the column under the heading “Other Pro Forma Adjustments” are presented in accordance with GAAP and represent the following:

Pro Forma Combined Balance Sheet Adjustments

(a) To eliminate $1.2 million of receivables and accounts payable between Quad/Graphics and LSC.

(b) To increase inventories by $63.9 million to reflect LSC’s inventories at an estimated fair value.

(c) To increase property, plant and equipment by $200.3 million to reflect LSC’s property, plant and equipment at an estimated fair value.

(d) To adjust goodwill to an estimate of acquisition-date goodwill, as follows:

Pro Forma Goodwill Adjustment (in millions)
Eliminate LSC historical goodwill	$(107.1)
Estimated goodwill from the merger (see Note 5)	38.5

Pro forma adjustment to goodwill	$(68.6)

(e) To adjust other finite-lived intangible assets to an estimate of acquisition-date intangible assets based on a preliminary valuation, as follows:

Pro Forma Other Intangible Assets Adjustment (in millions)
Eliminate LSC historical other intangible assets	$(165.5)
Estimated other intangible assets from the merger (see Note 5)	75.0

Pro forma adjustment to other intangible assets	$(90.5)

(f) To record the estimated impact on deferred income taxes of the pro forma adjustments, as follows:

Pro Forma Deferred Tax Adjustments (in millions)
Adjust inventories to estimated fair value	$63.9
Adjust property, plant and equipment to estimated fair value	200.3
Adjust other intangible assets to estimated fair value	(90.5)
Deductible acquisition-related transaction costs	(123.3)

50.4
Quad/Graphics assumed statutory tax rate	25.0%

$12.6
Adjust LSC existing Goodwill deferred tax asset	(6.6)
Reclassification of U.S. deferred tax asset to deferred tax liability	(2.5)

Pro forma adjustment to deferred tax liability	$3.5

(g) To record the net change in long-term debt and current portion of long-term debt as follows:

Pro Forma Debt Adjustment (in millions)
Debt issuance costs for new debt agreement	$(27.0)
Total non-recurring transaction costs	173.0

Pro forma adjustment to long-term debt	$146.0

(h) To classify $226.7 million of current portion of long-term debt to long-term debt to reflect the estimated effects of the new financing arrangements to be put in place in connection with the merger.

(i) To eliminate LSC existing common stock and additional paid-in capital, and to increase common stock and additional paid-in capital for the equity transaction value and stock issued as a part of the merger consideration as follows:

Pro Forma Common Stock and Additional Paid-In Capital Adjustments (in millions)
Eliminate LSC existing common stock	$(0.3)
Increase class A common stock for the par value of the stock issued as a part of the merger consideration	0.5

Pro forma adjustment to class A common stock	$0.2

Eliminate LSC existing additional paid-in capital	$(826.1)
Increase additional paid-in capital for the fair value of the stock issued, less par	287.3

Pro forma adjustment to additional paid-in capital	$(538.8)

(j) To eliminate LSC’s other existing shareholders’ equity, including treasury stock of $23.5 million and accumulated other comprehensive loss of $565.8 million.

(k) To adjust the accumulated deficit for the elimination of LSC’s existing accumulated deficit and to record an estimate of direct, incremental, non-recurring transaction costs of the acquisition, net of tax which are not yet reflected in the historical financial statements, calculated as follows:

Pro Forma Accumulated Deficit Adjustment (in millions)
Eliminate LSC existing accumulated deficit	$17.6
Impact from $173 million non-recurring transaction costs net of tax	(115.2)

Pro forma adjustment to accumulated deficit	$(97.6)

Pro Forma Combined Statements of Operations Adjustments

(a) To eliminate net sales and cost of sales for products between Quad/Graphics and LSC of $10.1 million and $15.9 million for the nine months ended September 30, 2018, and for the year ended December 31, 2017, respectively; and to eliminate net sales and cost of sales for services between Quad/Graphics and LSC of $2.7 million and $4.6 million for the nine months ended September 30, 2018, and for the year ended December 31, 2017, respectively.

(b) To record an increase in depreciation and amortization expense as follows:

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
	(in millions)
Additional depreciation expense(1)	$8.6	$11.4
Additional amortization expense(2)	9.4	12.5
Eliminate LSC existing amortization expense	(13.7)	(17.9)

Pro forma adjustment to depreciation and amortization expense	$4.3	$6.0

(1)	Based on a $200.3 million increase in the estimated fair value of property, plant and equipment, over an average estimated useful life of 18 years.
(2)

Based on $75.0 million of pro forma other intangible assets, primarily customer relationships, recorded as part of the preliminary estimated purchase price, which are amortized over their estimated useful life of six years.

(c) Upon or prior to the closing of the merger, Quad/Graphics will amend the Quad/Graphics credit facility to (1) increase the aggregate amount of the existing revolving credit facility from $725 million to $800 million in two tranches, with the first tranche of approximately $83 million maturing on January 4, 2021 and the second tranche of approximately $717 million maturing five years from the closing date of the merger, (2) increase the aggregate amount of the existing term loan A from $375 million to $825 million in two tranches, with the first tranche of approximately $32 million maturing on January 4, 2021 and the second tranche of approximately $793 million maturing five years from the closing date of the merger, (3) increase the aggregate amount of the existing term loan B from $300 million to $500 million with a term of seven years. The calculation of the incremental pro forma reduction in interest expense on long-term debt is as follows:

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
	(in millions)
LSC entity average borrowings(1)	$884.0	$808.0
Incremental long-term debt(2)	173.0	173.0

Total new amounts borrowed on new debt commitments	$1,057.0	$981.0

Interest expense and fees on new debt commitments(3)	$37.7	$46.5
Eliminate LSC interest expense and fees on the replaced entity financing	(59.0)	(72.0)

Incremental pro forma interest expense on long-term debt	$(21.3)	$(25.5)

(1)	Reflects an average debt amount outstanding on the LSC entity borrowings.
(2)

The incremental long-term debt at September 30, 2018 and December 31, 2017 was comprised of the following: (a) $55.0 million of estimated financing costs; (b) $48.0 million of estimated acquisition-related transaction costs from November 1, 2018 forward; (c) $32.0 million of estimated change in control payments due to LSC management; (d) $30.0 million of estimated debt breakage fees; and (e) $8.0 million of estimated retention bonuses.

(3)

For purposes of this pro forma adjustment, the interest rates used for the year ended December 31, 2017 and for the nine months ended September 30, 2018 for the revolving credit facility were 3.54% and 3.75%, for the term loan A were 3.51% and 3.63% and for the term loan B were 6.14% and 6.88%, respectively. The interest rates on the revolving credit facility, the term loan A and the term loan B are variable interest rates based on LIBOR and reflect the interest rates that would be effective when Quad/Graphics amends the Quad/Graphics credit facility.

(d) To record a reduction in amortization expense on debt issuance costs as follows:

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
	(in millions)
Eliminate amortization of Quad/Graphics historical debt issuance costs	$(2.6)	$(3.5)
Eliminate amortization of LSC historical debt issuance costs	(10.1)	(6.5)
Amortization expense for new credit facility	3.9	5.2

Pro forma adjustment to interest expense	$(8.8)	$(4.8)

(e) To give tax effect to the pro forma adjustments in (b), (c) and (d) above using a 25% statutory tax rate as adjusted for the Tax Cuts and Job Act (the “Tax Act”) that was enacted in 2017 for items subject to tax for the nine months ended September 30, 2018, and using a 40% statutory tax rate for all items subject to tax for the year ended December 31, 2017, which is the statutory rate used prior to the enactment of the Tax Act, as follows:

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
	(in millions)
Pro forma adjustment to depreciation and amortization expense - (b) above	$4.3	$6.0
Pro forma adjustment to interest expense on long-term debt - (c) above	(21.3)	(25.5)
Pro forma adjustment to interest expense - (d) above	(8.8)	(4.8)

Total net increase in earnings (loss) before income taxes and equity in loss of unconsolidated entities	(25.8)	(24.3)
Assumed statutory tax rate	25.0%	40.0%

Pro forma adjustment to increase income tax (benefit) expense	$6.5	$9.7

(f) The adjustment to basic and diluted weighted average shares outstanding is calculated as follows:

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
	(in millions)
Eliminate LSC basic weighted average shares outstanding	(34.0)	(33.8)
Quad/Graphics class A common stock issued in merger (see Note 4)	21.6	21.6

Pro forma adjustment to basic weighted average shares outstanding	(12.4)	(12.2)

Eliminate LSC diluted weighted average shares outstanding	(34.0)	(33.8)
Quad/Graphic class A common stock issued in merger (see Note 4)	21.6	21.6

Pro forma adjustment to diluted weighted average shares outstanding	(12.4)	(12.2)

The unaudited pro forma financial statements do not present a combined dividend per share amount.

The historical basic and diluted weighted average shares of LSC were assumed to be replaced by the shares expected to be issued by Quad/Graphics to effect the merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT/DIRECTORS OF QUAD/GRAPHICS

The following table sets forth certain information regarding the beneficial ownership of the Quad/Graphics’ class A common stock and class B common stock as of January 7, 2019, the last practicable date before the date of the joint proxy statement/prospectus, by: (1) each of Quad/Graphics’ directors; (2) each of Quad/Graphics’ named executive officers as identified in the summary compensation table contained in Quad/Graphics’ definitive proxy statement for its 2018 annual meeting of shareholders; (3) all of the directors and executive officers as a group; and (4) each person or entity known to Quad/Graphics to be the beneficial owner of more than 5% of any class of Quad/Graphics’ common stock. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned. The footnotes also indicate instances in which the same shares are reported as held by two or more holders. As of January 7, 2019, there were 37,876,130 shares of class A common stock and 13,556,858 shares of class B common stock outstanding.

	Shares Beneficially Owned
	Class A Common Stock		Class B Common Stock(1)
Name of Beneficial Owners	Shares	%	Shares	%
Directors and Executive Officers
J. Joel Quadracci(2)	1,678,674	4.38%	375,229	2.77%
John C. Fowler(3)	183,096	*	3,375	*
David J. Honan(4)	272,152	*	—	—
Thomas J. Frankowski(5)	425,180	*	—	—
Jennifer J. Kent(6)	196,412	*	—	—
Mark A. Angelson(7)	40,434	*	—	—
Douglas P. Buth(8)	77,406	*	—	—
Kathryn Quadracci Flores, M.D.(9)	43,436	*	20,920	*
Stephen M. Fuller(10)	24,516	*	—	—
Christopher B. Harned(11)	370,070	*	234,012	1.73%
Jay O. Rothman(12)	17,984	*	—	—
John S. Shiely(13)	88,962	*	—	—
All directors and executive officers as a group (17 persons)(14)	3,900,649	10.05%	633,536	4.67%

Other Holders
Quad/Graphics Voting Trust(15)	10,046	*	12,574,255	92.75%
Quad/Graphics ESOP(16)	4,421,436	11.67%	—	—
The Vanguard Group(17)	5,229,534	13.81%	—	—

*	Denotes less than 1%
(1)	Each share of class B common stock is convertible at any time into one share of class A common stock.
(2)

Includes 446,872 shares of class A common stock that may be purchased upon the exercise of vested stock options within 60 days of January 7, 2019. Includes 145,865 shares of class B common stock held by trusts of which he is the trustee or co-trustee and/or a potential beneficiary. Does not include shares that have been deposited into various trusts, including the Quad/Graphics voting trust, for the benefit or potential benefit of Mr. Quadracci, over which Mr. Quadracci has no investment or voting control and no right to obtain such control within 60 days of January 7, 2019. Does not include shares that are held by trusts, including the Quad/Graphics voting trust, of which Mr. Quadracci is one of three or more trustees since, as one of multiple trustees who must act by majority vote, Mr. Quadracci does not have voting or investment control over such shares. Includes 223,239 shares of class B common stock currently pledged as security.

(3)

Includes 64,218 shares of class A common stock that may be purchased upon the exercise of vested stock options within 60 days of January 7, 2019, and 14,284 shares of class A common stock attributable to deferred stock units that could be received within 60 days of January 7, 2019. Includes 3,375 shares of class B common stock held by trusts of which Mr. Fowler is co-trustee, but not a beneficiary. Does not include shares that are held by trusts of which Mr. Fowler is one of three or more trustees since, as one of multiple trustees who must act by majority vote, Mr. Fowler does not have voting or investment control over such shares.

(4)	Includes 7,179 shares of class A common stock that may be purchased upon the exercise of vested stock options within 60 days of January 7, 2019.
(5)	Includes 23,929 shares of class A common stock that may be purchased upon the exercise of vested stock options within 60 days of January 7, 2019.
(6)	Includes 2,392 shares of class A common stock that may be purchased upon the exercise of vested stock options within 60 days of January 7, 2019.
(7)	Includes 32,511 shares of class A common stock attributable to deferred stock units that could be received within 60 days of January 7, 2019.
(8)

Includes 7,500 shares of class A common stock that may be purchased upon the exercise of vested stock options within 60 days of January 7, 2019 and 64,655 shares of class A common stock attributable to deferred stock units that could be received within 60 days of January 7, 2019.

(9)

Includes 19,319 shares of class B common stock held by trusts of which Dr. Flores is trustee. Also includes 31,235 shares of class A common stock attributable to deferred stock units that could be received within 60 days of January 7, 2019. Does not include shares that have been deposited into various trusts, including the Quad/Graphics voting trust, for the benefit or potential benefit of Dr. Flores, over which Dr. Flores has no investment or voting control and no right to obtain such control within 60 days of January 7, 2019. Does not include shares that are held by trusts, including the Quad/Graphics voting trust, of which Dr. Flores is one of three or more trustees since, as one of multiple trustees who must act by majority vote, Dr. Flores does not have voting or investment control over such shares.

(10)	Includes 18,548 shares of class A common stock attributable to deferred stock units that could be received within 60 days of January 7, 2019.
(11)

Includes 10,000 shares of class A common stock that may be purchased upon the exercise of vested stock options within 60 days of January 7, 2019, 64,555 shares of class A common stock attributable to deferred stock units that could be received within 60 days of January 7, 2019, 265,237 shares of class A common stock and 234,012 shares of class B common stock held by his spouse. Includes 198,353 shares of class A common stock held by his spouse and currently pledged as security. Does not include shares that are held by trusts of which Mr. Harned is one of three or more trustees since, as one of multiple trustees who must act by majority vote, Mr. Harned does not have voting or investment control over such shares.

(12)	Includes 14,284 shares of class A common stock attributable to deferred stock units that could be received within 60 days of January 7, 2019.
(13)

Includes 10,000 shares of class A common stock that may be purchased upon the exercise of vested stock options within 60 days of January 7, 2019 and 68,462 shares of class A common stock attributable to deferred stock units that could be received within 60 days of January 7, 2019.

(14)

Includes 613,274 shares of class A common stock that may be purchased upon the exercise of vested stock options within 60 days of January 7, 2019 and 294,290 shares of class A common stock attributable to deferred stock units that could be received within 60 days of January 7, 2019.

(15)

Some of the shares of class A common stock and class B common stock owned by the Quadracci family members have been deposited into the Quad/Graphics voting trust, pursuant to which the four trustees thereof (currently J. Joel Quadracci, Kathryn Quadracci Flores, M.D., Elizabeth Quadracci Harned and David A. Blais), acting by majority action, have shared voting power and shared investment power over all such shares. The terms of the Quad/Graphics voting trust are more particularly described below under “—Quad/Graphics Voting Trust.” The address of the Quad/Graphics voting trust is N61 W23044 Harry’s Way, Sussex, Wisconsin 53089.

(16)	The custodian of the Quad/Graphics Employee Stock Ownership Plan is BMO Harris Bank N.A. and its address is 111 E. Kilbourn Ave., Suite 200, Milwaukee, Wisconsin 53202.

(17)

The number of shares owned set forth in the table is as of or about December 31, 2017 as reported by The Vanguard Group (sometimes referred to as Vanguard), in its amended Schedule 13G filed with the SEC. The address for this shareholder is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. Vanguard reports sole voting power with respect to 49,999 of the shares, shared voting power with respect to 2,663 of the shares, sole dispositive power with respect to 5,180,557 of these shares and shared dispositive power with respect to 48,977 of the shares.

Quad/Graphics Voting Trust

To help ensure the continuity and stability of the management of Quad/Graphics, various members of the Quadracci family, including certain affiliated entities, entered into a voting trust agreement in September 1982, which has been subsequently amended. Pursuant to the voting trust agreement, as amended, certain shares of Quad/Graphics common stock held by such individuals and entities have been deposited into the Quad/Graphics voting trust.

Under the Quad/Graphics voting trust, the four trustees (currently J. Joel Quadracci, Kathryn Quadracci Flores, M.D., Elizabeth Quadracci Harned and David A. Blais) are vested with the full legal title to all Quad/Graphics common stock and any other securities of Quad/Graphics that have been deposited thereunder, with all rights and power of the owner and holder of the stock of whatever nature necessary to enable the trustees to exercise the powers vested in them under the agreement. The rights held by the trustees under the Quad/Graphics voting trust include the shared right to vote the shares (subject to certain exceptions noted below), the right to become parties to or prosecute or intervene in any legal or administrative proceedings affecting the stock, Quad/Graphics or the powers, duties and obligations of the trustee, the right to transfer the stock into their names as trustee or into the name of other nominees, the right to enter into shareholder agreements and the right to exercise all rights and preferences of the stock. Except as otherwise provided in the voting trust agreement, the trustees act by majority vote (or unanimous vote if there are only two trustees).

The Quad/Graphics voting trust provides that the trustees shall exercise their judgment to select suitable directors of Quad/Graphics and to vote on such other matters that may come before them at shareholder meetings. Without approval of the beneficiaries holding trust certificates representing two-thirds of the stock held under the Quad/Graphics voting trust, however, the trustees do not have the power to vote the stock in favor of the merger or consolidation of Quad/Graphics, the sale or exchange of all, or substantially all, of the voting securities of Quad/Graphics, the sale, lease or exchange of all, or substantially all, of the property and assets of Quad/Graphics, the total or partial liquidation of Quad/Graphics, the dissolution of Quad/Graphics, any act that is likely to lead to a public offering, any issuance of Quad/Graphics securities if it would result in the stock held by the trustees not having the power to elect a majority of the Quad/Graphics board of directors or any amendment to the Quad/Graphics’ amended and restated articles of incorporation that would diminish the rights reserved to the trust beneficiaries, none of which are implicated by the acquisition of LSC in the merger.

The deposited shares may be withdrawn from the Quad/Graphics voting trust by a beneficiary prior to the expiration or termination of the Quad/Graphics voting trust only if there is an amendment to the voting trust agreement that is determined to materially adversely affect that particular beneficiary or a group of beneficiaries and if the trustees allow such withdrawal. Notwithstanding the foregoing, certain de minimis withdrawals from the Quad/Graphics voting trust are permitted and the trustees may, by unanimous vote, permit stock to be withdrawn, but, subject to certain exceptions, the withdrawn stock will be converted into, or exchanged for, class A common stock.

The Quad/Graphics voting trust is perpetual. Notwithstanding the foregoing, the voting trust agreement may be terminated by the unanimous vote of the trustees and a two-thirds vote of beneficiaries. The voting trust agreement automatically terminates when none of the stock held by the trustees under the agreement possess voting rights, upon the sale, dissolution or liquidation of Quad/Graphics, upon the sale of substantially all of its assets, or upon a merger, reorganization, combination or exchange of stock involving Quad/Graphics that results in the securities under the voting trust agreement constituting less than ten percent of the votes entitled to be cast in an election of directors of the surviving or successor entity.

In connection with the execution of the merger agreement, the trustees of the Quad/Graphics voting trust entered into a voting and support agreement with LSC where they have agreed to, among other things, vote the shares of class A common stock and class B common stock owned by the Quad/Graphics voting trust in favor of the share issuance proposal and against certain transactions involving Quad/Graphics that would potentially impede the consummation of the merger. For additional information on the voting and support agreement, see the section entitled “Voting and Support Agreement” beginning on page 150.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT/DIRECTORS OF LSC

Security Ownership of Directors and Executive Officers

The following table shows the number of shares of LSC common stock beneficially owned as of January 7, 2019, the last practicable date before the date of this joint proxy statement/prospectus, by each LSC director, each of LSC’s named executive officers and LSC’s current directors and executive officers as a group. Unless otherwise indicated, each person or member of the group listed has sole voting and investment power with respect to the shares of LSC common stock listed and none of the shares of LSC common stock shown are pledged as security. As of January 7, 2019, there were 33,315,949 shares of LSC common stock outstanding.

Name	Shares Beneficially Owned	Percent of Class
Thomas J. Quinlan, III(1)	572,663	1.72
Suzanne S. Bettman(2)	77,263	*
Andrew B. Coxhead(3)	52,922	*
Kent A. Hansen(4)	11,723	*
Richard T. Lane(5)	28,897	*
Judith H. Hamilton(6)	59,566	*
M. Shan Atkins(7)	20,323	*
Margaret A. Breya(7)	20,323	*
Francis J. Jules(7)	20,323	*
Thomas F. O’Toole(7)	20,323	*
Richard K. Palmer(8)	44,061	*
Douglas W. Stotlar(7)	20,323	*
Shivan S. Subramaniam(9)	33,823	*
All Directors and Executive Officers as a Group (13 individuals)	982,553	2.95

*	Less than 1% of the shares of LSC common stock outstanding.
(1)

Reflects ownership of 286,208 shares of LSC common stock held directly, 988 shares held in Mr. Quinlan’s 401(k) plan account, 59,717 restricted stock awards that are subject to vesting and 225,750 vested stock options over LSC common stock. Does not include 366,806 restricted stock units that are subject to vesting or 114,930 performance share units that are subject to performance-based vesting conditions.

(2)

Reflects ownership of 49,929 shares of LSC common stock held directly, 47 shares held in Ms. Bettman’s 401(k) plan account and 27,287 restricted stock awards that are subject to vesting. Does not include 70,116 restricted stock units that are subject to vesting or 22,240 performance share units that are subject to performance-based vesting conditions.

(3)

Reflects ownership of 26,557 shares of LSC common stock held directly and 26,365 restricted stock awards that are subject to vesting. Does not include 55,873 restricted stock units that are subject to vesting or 26,875 performance share units that are subject to performance-based vesting conditions.

(4)

Reflects ownership of 5,005 shares of LSC common stock held directly and 6,718 restricted stock awards that are subject to vesting. Does not include 8,150 restricted stock units that are subject to vesting or 5,560 performance share units that are subject to performance-based vesting conditions.

(5)

Reflects ownership of 15,530 shares of LSC common stock held directly and 13,367 restricted stock awards that are subject to vesting. Does not include 32,849 restricted stock units that are subject to vesting or 14,825 performance share units that are subject to performance-based vesting conditions.

(6)

Reflects ownership of 30,552 shares of LSC common stock held directly, 15,940 restricted stock units that will vest on the earlier of May 17, 2019 or when such director ceases to be a director, and 2,711 restricted stock units that will vest on the earlier of May 18, 2019 or when such director ceases to be a director and 10,363 restricted stock units that will vest when such director ceases to be a director. Does not include 7,113.7645 shares of phantom stock that are settleable only in cash.

(7)	Reflects ownership of 9,428 shares of LSC common stock held directly and 10,895 restricted stock units that will vest when such director ceases to be a director.
(8)

Reflects ownership of 9,192 shares of LSC common stock held directly, 10,895 restricted stock units that will vest on the earlier of May 17, 2019 or when such director ceases to be a director and 23,974 restricted stock units that will vest when such director ceases to be a director.

(9)	Reflects ownership of 22,928 shares of LSC common stock held directly and 10,895 restricted stock units that will vest when such director ceases to be a director.

Security Ownership of Other Beneficial Owners

The following table sets forth information from filings made with the SEC as to each person or group who, as of January 7, 2019, beneficially owned more than 5% of the outstanding shares of LSC common stock.(1)

Name and Address of Beneficial Owner	Shares Beneficially Owned		Percent of Class(1)
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	4,819,897	(2)	14.47
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	3,442,555	(3)	10.33
Hotchkis and Wiley Capital Management, LLC 725 S. Figueroa Street, 29th Floor, Los Angeles, California 90017	1,994,774	(4)	5.99

(1)	Based on 33,315,949 shares outstanding as of January 7, 2019.
(2)

BlackRock, Inc. (“BlackRock”) is an investment advisor with a principal business office at 55 East 52nd Street, New York, New York 10055. This amount reflects the total shares held by BlackRock clients. BlackRock has sole investment authority over all shares, sole voting authority over 4,637,540 shares and no voting authority over 172,357 shares.

(3)

The Vanguard Group, Inc. (“Vanguard”) is an investment advisor with a principal business office at 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. This amount reflects the total shares held by Vanguard clients. Vanguard has sole investment authority over 3,410,041 shares, shared investment authority over 32,514 shares, sole voting authority over 32,856 shares, shared voting authority over 2,620 shares and no voting authority over 3,407,079 shares.

(4)

Hotchkis and Wiley Capital Management, LLC (“Hotchkis”) is an investment advisor with a principal business office 725 S. Figueroa Street, 29th Floor, Los Angeles, California 90017. This amount reflects the total shares held by Hotchkis clients. Hotchkis has sole investment authority over all shares, sole voting authority over 1,632,774 shares, and no voting authority over 362,000 shares.

DESCRIPTION OF QUAD/GRAPHICS CAPITAL STOCK

The following description summarizes the material terms of Quad/Graphics capital stock. In conjunction with this summary, you should read the complete text of Quad/Graphics’ amended and restated articles of incorporation, Quad/Graphics’ amended bylaws, and the relevant provisions of the Wisconsin Business Corporation Law (which we refer to as the “WBCL”). For information on how to obtain a copy of Quad/Graphics’ amended and restated articles of incorporation and amended bylaws, see the section entitled “Where You Can Find More Information” beginning on page 200.

Authorized Capital Stock

Quad/Graphics authorized capital stock consists of:

•	80 million authorized shares of class A common stock, par value $0.025 per share;

•	80 million authorized shares of class B common stock, par value $0.025 per share;

•	20 million authorized shares of class C common stock, par value $0.025 per share; and

•	500,000 authorized shares of preferred stock, par value $0.01 per share.

Based on currently available information, Quad/Graphics anticipates that there will be approximately 59,501,604 million shares of class A common stock, 13,556,858 shares of class B common stock and no shares of class C common stock or preferred stock outstanding immediately following consummation of the merger.

Comparison of Quad/Graphics’ Class A Common Stock, Class B Common Stock and Class C Common Stock

The following table compares Quad/Graphics’ class A common stock, class B common stock and class C common stock:

	Class A Common Stock	Class B Common Stock	Class C Common Stock
Public Market:	NYSE	None.	None.

Voting Rights:	Except for matters where Wisconsin law requires a separate class vote, one vote per share on all matters voted upon by Quad/Graphics’ shareholders.	Except for matters where Wisconsin law requires a separate class vote, ten votes per share on all matters voted upon by Quad/Graphics’ shareholders.	Except for matters where Wisconsin law requires a separate class vote, ten votes per share on all matters voted upon by Quad/Graphics’ shareholders.

Dividends:	The cash dividend payable with respect to each share of class A common stock will equal the cash dividend payable with respect to each share of class B common stock and class C common stock. Cash dividends may not be declared and paid with respect to class A common stock without simultaneous cash dividends declared and paid with respect to the class B common stock and class C common stock.	The cash dividend payable with respect to each share of class B common stock will equal the cash dividend payable with respect to each share of class A and class C common stock. Cash dividends may not be declared and paid with respect to class B common stock without simultaneous cash dividends declared and paid with respect to the class A and class C common stock.	The cash dividend payable with respect to each share of class C common stock will equal the cash dividend payable with respect to each share of class A common stock and class B common stock. Cash dividends may not be declared and paid with respect to class C common stock without simultaneous cash dividends declared and paid with respect to the class A common stock and class B common stock.

	Class A Common Stock	Class B Common Stock	Class C Common Stock
Liquidation:	Upon liquidation, dissolution or winding up of Quad/Graphics, the holders of outstanding shares of class A common stock will be entitled to receive (after the payment of any preferential amounts required to be paid to the holders of preferred stock), pro rata, on a one-for-one basis with the holders of outstanding shares of class B common stock and class C common stock, the remaining assets and funds of Quad/Graphics available for distribution to its shareholders.	Upon liquidation, dissolution or winding up of Quad/Graphics, the holders of outstanding shares of class B common stock will be entitled to receive (after the payment of any preferential amounts required to be paid to the holders of preferred stock), pro rata, on a one-for-one basis with the holders of outstanding shares of class A and class C common stock, the remaining assets and funds of Quad/Graphics available for distribution to its shareholders.	Upon liquidation, dissolution or winding up of Quad/Graphics, the holders of outstanding shares of class C common stock will be entitled to receive (after the payment of any preferential amounts required to be paid to the holders of preferred stock) pro rata, on a one-for-one basis with the holders of outstanding shares of class A common stock and class B common stock, the remaining assets and funds of Quad/Graphics available for distribution to its shareholders.

Extraordinary Corporate Action:	The class A common stock, class B common stock and class C common stock receive the same consideration in any distribution of property, merger, consolidation, purchase or acquisition of property or stock, asset transfer, division, share exchange, recapitalization or reorganization of Quad/Graphics in proportion to the number of shares, without regard to class.	The class A common stock, class B common stock and class C common stock receive the same consideration in any distribution of property, merger, consolidation, purchase or acquisition of property or stock, asset transfer, division, share exchange, recapitalization or reorganization of Quad/Graphics in proportion to the number of shares, without regard to class.	The class A common stock, class B common stock and class C common stock receive the same consideration in any distribution of property, merger, consolidation, purchase or acquisition of property or stock, asset transfer, division, share exchange, recapitalization or reorganization of Quad/Graphics in proportion to the number of shares, without regard to class.

Ownership and/or Transfer Restrictions:	None, other than as imposed by applicable law.

Class B common stock can only be voluntarily transferred to Quad/Graphics or to any member of the “family group” during lifetime or at death. The “family group” includes:

•  Betty E. Quadracci;

•  the issue of Betty E. Quadracci;

•  a spouse of an issue of Betty E. Quadracci;

Class C common stock can only be owned by, or transferred to, the Quad/Graphics, Inc. Tax Credit Stock Ownership Plan or any qualified successor thereto (which is currently the Quad/Graphics Personal Enrichment Plan) and/or any other employee benefit plan of Quad/Graphics which is intended to satisfy the qualification requirements of Section 401 of the Internal Revenue Code.

Class A Common Stock	Class B Common Stock	Class C Common Stock

•  a widow or widower of an issue of Betty E. Quadracci;

•  the estate of any of the foregoing individuals;

•  any trust created by will or inter-vivos for so long as the sole current beneficiaries of such trust are one or more of the foregoing individuals;

•  any entity for so long as such entity is wholly owned and controlled by one or more of the foregoing individuals;

•  any entity described in Section 4947(a)(1) or (2) of the Internal Revenue Code; and

•  any entity to which contributions would be deductible under Sections 2522 or 2055 of the Internal Revenue Code.

In the event of a foreclosure sale of pledged class B common stock or other involuntary transfer of class B common stock, other than as a result of the death of a holder of class B common stock, Quad/Graphics has the option for 15 days to purchase the class B common stock subject to such involuntary transfer at the “purchase price” described below. If there are any shares of class B common stock not purchased by Quad/Graphics pursuant to the option, each share of class B common stock not purchased is automatically

	Class A Common Stock	Class B Common Stock	Class C Common Stock

converted into one share of class A common stock.

Any transfer of class B common stock in violation with Quad/Graphics’ organizational documents results in the automatic conversion of each such share into one share of class A common stock.

Purchase Price:	Not applicable.

The price at which any share of class B common stock subject to Quad/Graphics’ option to purchase (the “purchase price”) is:

•  If the class A common stock is then listed for trading on a national securities exchange, then the last sales price of the class A common stock as reported by such exchange on the applicable date (or if no sales occurred on such date, on the last preceding date on which there was a sale).

•  If the class A common stock is not listed on a national securities exchange but is then traded in an over-the-counter market, then the last sales price (or, if there is no last sales price reported, the average of the closing bid and ask prices) of the class A common stock as reported by such over-the-counter market on the applicable date (or if no sales occurred on such date, on the last preceding date on which there was a sale).

Not applicable.

	Class A Common Stock	Class B Common Stock	Class C Common Stock

•  If the class A common stock is not then listed on a national securities exchange or traded in an over-the-counter market, then the price of a share of class A common stock most recently determined by a qualified independent appraisal expert in evaluating securities selected by the board of directors (and if that last independent appraisal is over one year old, then the price shall be determined by agreement of the parties or binding independent appraisal in the event the parties fail to agree on a price).

Conversion:	Not applicable.	Each share of class B common stock may, at the option of the holder, be converted at any time into one share of class A common stock.	Each share of class C common stock may, at the option of the holder, be converted at any time into one share of class A common stock.

Repurchase:	Not applicable.	Not applicable.	Each holder of class C common stock has the continuous right to require Quad/Graphics to repurchase the class C common stock for cash or its equivalent at the “purchase price” noted in the class B common stock column above.

Preferred Stock

Preferred stock may be issued from time to time in one or more series, the shares of each series to have the designations and powers, preferences, rights, qualifications, limitations and restrictions as are stated and expressed in the resolution or resolutions providing for the issuance of that series adopted by the Quad/Graphics board of directors.

The Quad/Graphics board of directors has the authority to create one or more series of preferred stock and, with respect to each series, to fix and state the following:

•	the number of shares constituting the series and the designation of the series;

•	the dividend rate or rates and/or the method of determining such rate or rates and the timing of dividend payments;

•	the voting rights, if any, of the series;

•

whether or not the shares of the series will be convertible into shares of any other class or series of stock and, if so, the terms and conditions of such conversion, including the conversion price or ratio or rate at which the conversion may be made;

•

whether or not the shares of the series will be redeemable at the option of Quad/Graphics or the holders of the series or upon a specified event and, if redeemable, the terms and conditions of such redemption, including the redemption price or prices and the time or times at which the shares will be redeemable;

•	the rights of the shares of that series upon the voluntary or involuntary dissolution or winding up of Quad/Graphics;

•	the obligation, if any, of Quad/Graphics to retire the shares of the series pursuant to a sinking fund; and

•	any other relative rights, preferences and limitations of the series.

The shares of each series of preferred stock may vary from the shares of any other series in any or all of the foregoing respects. The Quad/Graphics board of directors may increase or decrease the number of shares of the preferred stock designated for any existing series by a resolution adding or subtracting from the series; provided, however, that the board of directors may not decrease the number of shares of any existing series to a number less than the number of shares of that series then issued and outstanding.

Provisions of Wisconsin Law and Quad/Graphics’ Amended and Restated Articles of Incorporation and Amended Bylaws with Possible Anti-Takeover Effects

Provisions of Wisconsin law have certain anti-takeover effects. Quad/Graphics’ amended and restated articles of incorporation and amended bylaws also contain provisions that may have similar effects.

Wisconsin Statutes

Sections 180.1140 to 180.1144 of the WBCL restrict a broad range of business combinations between a Wisconsin resident domestic corporation, defined as a public Wisconsin corporation that, as of the stock acquisition date in question, has (i) its principal offices located in Wisconsin, (ii) significant business operations located in Wisconsin, (iii) more than 10% of the holders of record of its stock who are residents of Wisconsin, or (iv) more than 10% of its shares held of record by residents of Wisconsin, and an “interested stockholder” for a period of three years unless specified conditions are met. The WBCL defines a “business combination” as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions. An “interested stockholder” is a person who beneficially owns, directly or indirectly, at least 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned at least 10% of the voting stock within the last three years. During the initial three-year period after a person becomes an interested stockholder in a Wisconsin resident domestic corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation’s board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date. Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

•	the board of directors approved the acquisition of the stock prior to the acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;

•	the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or

•	the business combination is of a type specifically excluded from the coverage of the statute.

Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between Wisconsin resident domestic corporations and significant shareholders, and sales of all or substantially all of the assets of Wisconsin resident domestic corporations to significant shareholders. These transactions must be approved by 80% of all votes entitled to be cast and two-thirds of votes entitled to be cast other than the voting shares owned by the significant shareholder, unless the shareholders receive a statutory “fair price.” Section 180.1130 of the WBCL generally defines a “significant shareholder” as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a Wisconsin resident domestic corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration or as otherwise specified by the board of directors. This voting restriction does not apply to shares acquired directly from the corporation.

Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of the voting shares of any class of a Wisconsin resident domestic corporation’s stock. Shareholder approval is required for the acquisition of more than 5% of the corporation’s stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes at least an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

In addition to the anti-takeover provisions described above, various provisions of Quad/Graphics’ amended and restated articles of incorporation and amended bylaws, which are summarized in the following paragraphs, may be deemed to have anti-takeover effects.

No Cumulative Voting

The WBCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Quad/Graphics’ amended and restated articles of incorporation do not provide for cumulative voting.

Meeting Procedures; Advance Notice Requirements for Shareholder Proposals and Director Nominations; Procedures for Calling a Special Meeting

Quad/Graphics’ amended bylaws provide the board with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the Chairman of the Board, the Chief Executive Officer or the President or the board of directors (acting by resolution) can adjourn a shareholder meeting at any time before business is transacted at the meeting.

Quad/Graphics’ amended bylaws also provide that shareholders seeking to nominate persons for directors or seeking to bring other business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder’s notice must be received on or before December 31 of the year immediately preceding the annual meeting. Quad/Graphics’ amended bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Quad/Graphics’ amended bylaws also establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to Quad/Graphics, the receipt by Quad/Graphics of written demands for a special meeting from holders of 10% or more of all the votes entitled to be cast on any issue proposed to be considered, a review of the validity of such demands by an independent inspector and the fixing of the record and meeting dates by the board of directors. In addition, shareholders demanding a special meeting must deliver a written agreement to pay the costs incurred by Quad/Graphics in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation of proxies, in the event such shareholders are unsuccessful in their proxy solicitation.

Director Removal

Quad/Graphics’ amended and restated articles of incorporation provides that any director may be removed from office, but only for cause by the approval of 66 2/3% of the voting power of the then outstanding shares of stock of the voting group of shareholders that elected the director. However, if at least two-thirds of the directors plus one director vote to remove a director, that director can be removed without cause by the affirmative vote of a majority of such outstanding shares. As defined in Quad/Graphics’ amended and restated articles of incorporation, “cause” exists only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal or such director has been adjudged to be liable for willful misconduct in the performance of his or her duty to Quad/Graphics in a matter which has a material adverse effect on Quad/Graphics’ business, and such adjudication is no longer subject to direct appeal.

Authorized But Unissued Shares

Quad/Graphics’ authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. Quad/Graphics could use these additional shares for a variety of corporate purposes, including future public offerings to raise capital, corporate acquisitions and issuances under employee benefit plans. Additionally, Quad/Graphics could issue a series of preferred stock that could, depending on its terms, impede the consummation of a merger, tender offer or other takeover attempt. The board of directors of Quad/Graphics will make any determination to issue such shares based on its judgment as to the best interests of Quad/Graphics and its shareholders. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of Quad/Graphics’ shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock.

Amendments to Articles of Incorporation

The WBCL allows Quad/Graphics to amend its amended and restated articles of incorporation at any time to add or change a provision that is required or permitted to be included in the amended and restated articles of incorporation or to delete a provision that is not required to be included in the amended and restated articles of incorporation. The board of directors of Quad/Graphics can also propose one or more amendments for submission to shareholders and may condition its submission of any proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in Quad/Graphics’ amended and restated articles of incorporation relating to the structure of the board of directors and certain amendments to the amended and restated bylaws may only be amended by the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote.

Preemptive Rights

No holder of Quad/Graphics common stock has any preemptive or subscription rights to acquire shares of Quad/Graphics common stock.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for Quad/Graphics common stock. Its address is 6201 15th Avenue Brooklyn, NY 11219 and its telephone number is 800-937-5449.

Listing

Quad/Graphics’ class A common stock is listed on the NYSE under the symbol “QUAD”. Quad/Graphics’ class B common stock and class C common stock are not listed on a national securities exchange or traded in an organized over-the-counter market.

COMPARISON OF THE RIGHTS OF QUAD/GRAPHICS SHAREHOLDERS

AND LSC STOCKHOLDERS

This section describes the material differences between the rights of holders of shares of LSC common stock and the rights of holders of shares of Quad/Graphics class A common stock. The rights of holders of LSC common stock are governed by the DGCL, LSC’s amended and restated certificate of incorporation and LSC’s amended and restated by-laws, as amended. LSC stockholders who receive shares of Quad/Graphics class A common stock pursuant to the merger will become Quad/Graphics shareholders. Quad/Graphics is a Wisconsin corporation, and the rights of Quad/Graphics shareholders are governed by the WBCL, Quad/Graphics’ amended and restated articles of incorporation and Quad/Graphics’ amended bylaws. Summarized below are the material differences between the current rights of LSC stockholders and the rights those stockholders will have as Quad/Graphics shareholders following consummation of the merger. The summary in the following chart is not complete, and it does not identify all differences that may, under given situations, be material to shareholders and is subject in all respects by, and qualified by reference to, the WBCL, the DGCL, LSC’s amended and restated certificate of incorporation and amended and restated by-laws and Quad/Graphics’ amended and restated articles of incorporation and amended bylaws.

LSC stockholders are urged to read carefully the relevant provisions of the WBCL and the DGCL, as well as Quad/Graphics’ and LSC’s organizational documents. Quad/Graphics and LSC have filed with the SEC their respective organizational documents and will send copies to you without charge, upon your request. See “References to Additional Information” above. In addition, for a description of the differences between the three classes of Quad/Graphics common stock, see “Description of Quad/Graphics Capital Stock” beginning on page 174.

	Quad/Graphics Shareholder Rights	LSC Stockholder Rights
Corporate Governance:	The rights of Quad/Graphics shareholders and are be governed by the WBCL, Quad/Graphics’ amended and restated articles of incorporation and Quad/Graphics’ amended bylaws.	The rights of LSC stockholders are currently governed by the DGCL, LSC’s amended and restated certificate of incorporation and LSC’s amended and restated by-laws.

Authorized Capital Stock:	Quad/Graphics’ authorized capital stock consists of (i) 80,000,000 shares of class A common stock, $0.025 par value; (ii) 80,000,000 shares of class B common stock, $0.025 par value; (iii) 20,000,000 shares of class C common stock, $0.025 par value; and (iv) 500,000 shares of preferred stock, $0.01 par value.	LSC’s authorized capital stock consists of (i) 65,000,000 shares of common stock, $0.01 par value and (ii) 1,000,000 shares of preferred stock, $0.01 par value.

Number and Term of Directors:	Quad/Graphics’ amended and restated articles of incorporation and Quad/Graphics’ amended bylaws provide that the Quad/Graphics board of directors consists of nine (9) directors. All directors are members of a single class and are elected annually at Quad/Graphics’ annual meeting of shareholders. At the consummation of the merger, Quad/Graphics will amend its amended bylaws to increase the size of its board of directors to eleven (11) in	LSC’s certificate of incorporation provides for a classified board of directors consisting of three classes of directors that will be phased out in 2019. Class I directors and class II directors (together with the class III directors, the “initial directors”) served until LSC’s first and second annual meeting of stockholders, respectively, following its separation from RRD. The class III directors will serve until the third annual meeting of stockholders. Following the

	Quad/Graphics Shareholder Rights	LSC Stockholder Rights

order to cause two current members of the LSC board of directors, which directors will be mutually agreed upon by LSC and Quad/Graphics, at the direction of the trustees of the Quad/Graphics Voting Trust, to be appointed to the Quad/Graphics board of directors.

Quad/Graphics’ amended and restated articles of incorporation and Quad/Graphics’ amended bylaws provide that the number of directors may be increased or decreased by (a) the Quad/Graphics board of directors by an affirmative vote of two-thirds of the members of the board of directors plus one director or (b) the affirmative vote of at least 66-2/3% of the voting power of the then outstanding shares of Quad/Graphics entitled to vote.

expiration of the initial terms of the initial directors, LSC’s stockholders will elect successor directors to one-year terms as a single class. LSC’s certificate of incorporation provides that the LSC board of directors will fully declassify upon the expiration of the terms of its class III directors. The LSC board of directors currently consists of nine (9) directors.

LSC’s amended and restated bylaws provide that the board of directors shall consist of one or more member, with the total number of directors being determined from time to time by the board of directors.

Nomination of Directors for Election:

Quad/Graphics’ amended bylaws provide that nominations for directors may be made by the board of directors or by a shareholder who is entitled to vote and complies with the advance notice procedures in the Quad/Graphics’ amended bylaws.

A shareholder who nominates a director must be a shareholder of record on the date that he or she gives the nomination notice to Quad/Graphics. The advance notice procedures in Quad/Graphics amended bylaws requires that a shareholder’s notice must be given timely and in proper written form to Quad/Graphics’ corporate secretary.

In order to be timely, the notice must be delivered to or mailed and received by the corporate secretary at Quad/Graphics’ principal offices on or before December 31 of the year immediately preceding the annual meeting. However, in the event that the annual meeting of shareholders will not be held on or before May 1, such notice must be received no later than the day which is determined by adding the number of days between May 1 and the date of the

LSC’s amended and restated bylaws provide that nominations for directors may be made by the board of directors or by a stockholder who is entitled to vote and complies with the advance notice procedures in the LSC’s amended and restated bylaws.

A stockholder who nominates a director must be a stockholder of record on the date that he or she gives the nomination notice to LSC. In particular, stockholders must notify LSC’s corporate secretary in writing prior to the meeting at which the directors are to be elected. The notice must contain the information specified in LSC’s amended and restated bylaws.

In order to be timely, the notice must be delivered to LSC’s corporate secretary not less than 90 or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year, unless the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date, and then notice shall be given by the later of the close of business 90 days prior to the meeting

	Quad/Graphics Shareholder Rights	LSC Stockholder Rights

annual meeting to December 31 of the immediately preceding year.

To be in proper written form, the notice must include, among other things, information on the nominating shareholder, the Quad/Graphics shares it owns or holds and information regarding the nominee required by the proxy rules of the SEC. The notice also must be accompanied by a written consent of the proposed nominee consenting to being named as a nominee and to serving as a director if elected.

date or the tenth day following notice of the annual meeting (in each case, subject to extension in certain circumstances).

To be in proper written form the notice must include, among other things, information on the nominating stockholder (including information on certain other persons that may have an interest in the nomination), the shares of LSC common stock it owns or holds (including ownership and holdings of all interested persons), information on certain derivative and hedging transactions and information regarding the nominee required by the proxy rules of the SEC. The notice also must be accompanied by a written consent of the proposed nominee consenting to serve as a director if elected.

Election of Directors:	Quad/Graphics’ amended bylaws provide that directors are elected by a plurality of the votes cast at a meeting at which a quorum is present. Due to Quad/Graphics’ class voting structure, the holders of the class B common stock in general, and the trustees of the Quad/Graphics voting trust in particular, will have the power to elect the Quad/Graphics directors. See “Description of Quad/Graphics Capital Stock—Comparison of Quad/Graphics’ Class A Common Stock, Class B Common Stock and Class C Common Stock” beginning on page 174 and “Security Ownership of Certain Beneficial Owners and Management/Directors of Quad/Graphics—Quad/Graphics Voting Trust” beginning on page 170 for more detail.	LSC’s amended and restated bylaws provide that directors are elected by a majority of the votes cast at any meeting for the election of directors at which a quorum is present, except in contested elections, wherein directors are elected by a plurality of the votes cast.

Vacancies on the Board of Directors:	Quad/Graphics’ amended and restated articles of incorporation provide that vacancies on the board of directors, including vacancies created by an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. However, if the	LSC’s amended and restated bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be filled by, and only by, a majority of the directors then in office, although less than a quorum, or by the sole remaining director.

	Quad/Graphics Shareholder Rights	LSC Stockholder Rights

vacant office was held by a director elected by a voting group of shareholders, only the remaining directors elected by that voting group will fill that vacancy.

The term of any director elected to fill a vacancy serves for the remainder of the term of the class in which the vacancy occurred and until a qualified successor is elected and qualified.

The term of any director elected to fill a vacancy shall hold office until the next election of the class of directors of the director which such director replaced, and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Removal of Directors:

Quad/Graphics’ amended and restated articles of incorporation provide that shareholders may remove a director only for cause by the affirmative vote of holders of at least 66 2/3% of the voting power of the then outstanding shares of stock of the voting group of shareholders that elected the director. However, if at least two-thirds of the directors then in office plus one director by resolution recommends removal of a director, shareholders may remove such director without cause by the affirmative vote of a majority of such outstanding shares. “Cause” is construed to exist only if the director whose removal is proposed has been convicted of a felony or has been adjudged to be liable for willful misconduct in the performance of his or her duties to the corporation in a matter which has a material adverse effect on the business of the corporation.

The WBCL also provides that, if a director is to be removed by the shareholders at a meeting of the shareholders, the notice of the meeting must state that the purpose or one of the purposes of the meeting is the removal of the director.

Under the DGCL, directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote on their election; however, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause unless the certificate of incorporation otherwise provides.

Calling of Meeting of Directors:

Regular meetings of the board of directors may be held without call and without notice, at such times and in such places as the board may by resolution from time to time determine.

Special meetings of the board of directors may be called, by notice of no

Regular meetings of the board of directors may be held at such times as the board of directors may from time to time determine, and if so determined notice thereof need not be given.

Special meetings of the board of directors may be called by or at the

	Quad/Graphics Shareholder Rights	LSC Stockholder Rights
	less than 48 hours prior to the meeting, at any time by the chairman of the board, the chief executive officer, the president or any three (3) directors.	request of the chairperson of the board of directors, the lead director, if any, the vice chairperson of the board of directors, if any, the chief executive officer or any three (3) directors. Notice of any special meeting shall be given to each director (i) by mail or overnight courier, addressed to his or her residence or usual place of business, not less than two (2) days before the date of such meeting, (ii) by facsimile or other form of electronic communication, not less than twenty–four (24) hours before the time of the meeting or (iii) personally or by telephone, not less than twenty–four (24) hours before the time of the meeting; provided, however, that notice of a special meeting may be given within such lesser period than those specified if circumstances so require in the reasonable judgment of the person calling the meeting.

Limited Liability of Directors:	Under the WBCL, a director of Quad/Graphics will have no personal liability to Quad/Graphics or its shareholders for monetary damages arising from a breach of, or failure to perform, any duty to Quad/Graphics or its shareholders (including for any “unlawful” distribution) except (i) for a willful failure to deal fairly with Quad/Graphics or its shareholders in connection with a matter in which the director had a material conflict of interest, (ii) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (iii) a transaction from which the director derived an improper personal profit or (iv) willful misconduct.	LSC’s amended and restated certificate of incorporation includes provisions that limit the personal liability of LSC’s directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (i) any breach of a director’s duty of loyalty to LSC or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers:	The Quad/Graphics amended bylaws include an indemnification provision under which Quad/Graphics is required to indemnify current and former directors and officers (whether serving Quad/Graphics or at its request any other entity) to the fullest extent permitted	LSC’s amended and restated by-laws provide for indemnification to the fullest extent permitted by the DGCL of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of LSC, or, at

Quad/Graphics Shareholder Rights	LSC Stockholder Rights

under Wisconsin law. Other employees and agents will be indemnified to the extent authorized by the board of directors or the bylaws and permitted by law.

Furthermore, under the Quad/Graphics amended bylaws, Quad/Graphics will indemnify all directors and officers to the fullest extent permitted under Wisconsin law and will pay or reimburse expenses in advance of final disposition of a proceeding. The payment of such indemnifiable amounts may be denied by Quad/Graphics if (i) a disinterested quorum of the board of directors, by a majority vote, determines that the director or officer has engaged in misconduct which constitutes a breach of duty or (ii) a disinterested quorum of the board of directors cannot be obtained.

These indemnity provisions survive repeal or amendment for claims arising out of periods in which the provisions were effective.

The WBCL requires a Wisconsin corporation to indemnify such persons to the extent they are successful on the merits or otherwise in defending a proceeding, or if a court orders that they should be indemnified. It also permits a Wisconsin corporation to advance expenses incurred in defense of a proceeding on certain conditions.

The WBCL also permits a Wisconsin corporation to further indemnify and make advances to such persons by other means (such as by contract or bylaw provision).

the request of LSC, serves or served as a director or officer of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding.

LSC’s amended and restated bylaws also provide that LSC must advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Unless the board of directors adopts a resolution authorizing such proceeding, or for counterclaims that respond to and negate a claim in a proceeding initiated by others, LSC is not obligated to provide any indemnification, payment or reimbursement of expenses to any person in connection with a proceeding initiated by such person or for proceedings to enforce the rights provided by the indemnification provisions of LSC’s amended and restated bylaws.

The DGCL requires a Delaware corporation to indemnify such persons to the extent they are successful on the merits or otherwise in defending any action, suit or proceeding, or if a court orders that they should be indemnified. It also permits a Delaware corporation to advance expenses incurred in defense of a proceeding on certain conditions.

The DGCL also permits a Delaware corporation to further indemnify and make advances to such persons by other means (such as by contract or bylaw provision). LSC has entered into indemnification agreements with each of its directors pursuant to which LSC agreed to indemnify each such director to the fullest extent permitted by the DGCL.

	Quad/Graphics Shareholder Rights	LSC Stockholder Rights
Call of Special Meeting of Shareholders:	Quad/Graphics’ amended bylaws provide that a special meeting may be called only by the board of directors, the chairman of the board, the chief executive officer or the president and shall be called by the corporation upon the demand, in accordance with Quad/Graphics’ amended bylaws, of the holders of record of shares representing at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting.	LSC’s amended and restated bylaws provide that a special meeting may be called only by the board of directors, the chairperson of the board of directors, the lead director, if any, or the chief executive officer, and shall be called by the secretary of LSC if stockholders holding at least 25% of the combined voting power of LSC’s then issued and outstanding shares submit a written request, in accordance with LSC’s amended and restated by-laws, to call a special meeting of stockholders.

Shareholder Proposals:

Quad/Graphics amended bylaws provide that, in order for a shareholder to bring business before the annual meeting, the shareholder must give timely notice in proper written form to Quad/Graphics’ corporate secretary.

A shareholder’s notice must be delivered in writing and received by the Secretary at Quad/Graphics’ principal offices on or before December 31 of the year immediately preceding the annual meeting in order to be timely. However, in the event that the annual meeting of shareholders will not be held on or before May 1, such notice must be received no later than the day which is determined by adding the number of days between May 1 and the date of the annual meeting to December 31 of the immediately preceding year.

To be in proper written form, the notice must include, among other things, a brief description of the shareholder proposal, the reasons for making the proposal, the name and address of the shareholder making the proposal, the class and number of shares beneficially owned by, and any other economic or equity interests in the corporation owned or held by, such shareholder, a representation that such shareholder is a shareholder of record entitled to vote at the meeting and an explanation of any material interest such shareholder may have in the subject matter of the

LSC’s amended and restated by-laws provide that a stockholder who submits a stockholder proposal must be a stockholder of record on the date that he or she provides notice to LSC. In particular, stockholders must notify LSC’s corporate secretary in writing prior to the meeting at which the matters are to be acted upon. The notice must contain the information specified in LSC’s amended and restated by-laws.

In order to be timely, the notice must be received by LSC’s corporate secretary not less than 90 or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year, unless the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date, and then notice shall be given by the later of the close of business 90 days prior to the meeting date or the tenth day following notice of the annual meeting (in each case, subject to extension in certain circumstances).

To be in proper written form the notice must include, among other things, the text of the proposal to be presented, including the text of any resolutions to be proposed for consideration by stockholders, a brief written statement of the reasons why such stockholder favors the proposal, information on the stockholder providing the proposal

	Quad/Graphics Shareholder Rights	LSC Stockholder Rights
	proposal. The shareholder must also comply with all applicable requirements of the Exchange Act.	(including information on certain other persons that may have an interest in the proposal), the shares of LSC common stock it owns or holds (including ownership and holdings of all interested persons) and information on certain derivative and hedging transactions. The notice also must be accompanied by a representation by the stockholder that the stockholder is a holder of record of stock of LSC that would be entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the matter set forth in the notice.

Quorum of Shareholders:	Pursuant to the WBCL and Quad/Graphics’ amended bylaws, the required quorum is a majority of the votes entitled to be cast on the matter. The trustees of the Quad/Graphics voting trust control shares representing a quorum. See “Security Ownership of Certain Beneficial Owners and Management/Directors of Quad/Graphics—Quad/Graphics Voting Trust” beginning on page 170 for more detail.	Pursuant to the DGCL and LSC’s amended and restated by-laws, the required quorum is a majority of the shares outstanding and entitled to vote on the matter.

Written Consent of Shareholders:	Under Quad/Graphics’ amended bylaws and the WBCL, a consent or consents in writing signed by all of the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.	LSC’s amended and restated certificate of corporation provides that stockholders may not act by written consent.

Appointment and Removal of Officers:

Quad/Graphics’ amended bylaws provide that the officers are chosen by the board of directors or, if so authorized by the board of directors, by any duly appointed officer.

The board of directors annually elects the officers to one-year terms. Officers hold their offices until their successors are duly elected or appointed, or until the earlier of their death, resignation or removal. Quad/Graphics’ amended bylaws further provide that any officer may be removed, with or without cause, at any time by the board of directors, notwithstanding the contract rights, if any, of the officer removed.

LSC’s amended and restated by-laws provide that the officers are chosen by the board of directors or, if so authorized by the board of directors, by any duly appointed officer.

Officers hold their offices until their successors are duly chosen and qualified, or until the earlier of their death, resignation or removal. LSC’s amended and restated by-laws further provide that any officer may be removed, with or without cause, at any time by the board of directors (or if applicable by the duly authorized officer who appointed them), notwithstanding the contract rights, if any, of the officer removed.

	Quad/Graphics Shareholder Rights	LSC Stockholder Rights
Anti-Takeover Provisions and Interested Shareholders:	Except as may otherwise be provided by law, the required affirmative vote of shareholders of a Wisconsin corporation for certain significant corporate actions, including a merger or share exchange with another corporation, sale of all or substantially all of the corporate property and assets, or voluntary liquidation, is a majority of all the votes entitled to be cast on the transaction by each voting group of outstanding shares entitled to vote on the transaction. Various provisions of the WBCL, including Sections 180.1130 to 180.1134, Sections 180.1140 to 180.1144 and Section 180.1150, provide for additional votes or modify the voting standards if “interested” or “significant” shareholders are involved. See “Description of Quad/Graphics Capital Stock—Provisions of Wisconsin Law and Quad/Graphics’ Amended and Restated Articles of Incorporation and Amended Bylaws with Possible Anti-Takeover Effects—Wisconsin Statutes” beginning on page 179 for more detail.	Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an “interested stockholder.” An “interested stockholder” for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the aggregate voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (i) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board; (ii) the interested stockholder acquired at least 85% of the aggregate voting power of the company in the transaction in which the stockholder became an interested stockholder, or (iii) the business combination is approved by a majority of the board and the affirmative vote of the holders of two-thirds of the aggregate voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply if, among other things, the company’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. LSC’s amended and restated certificate of incorporation does not contain such an election, and therefore LSC is subject to Section 203.

Amendment to Charter and Bylaws:	According to the WBCL, a corporation’s articles of incorporation generally may be amended by the board of directors adopting a resolution setting forth the amendment proposed, followed by a vote of each voting group of outstanding shares entitled to vote on the proposed amendment at a meeting of shareholders, where such proposed amendment will be	According to the DGCL, a corporation’s certificate of incorporation generally may be amended by the board of directors adopting a resolution setting forth the amendment proposed, followed by a vote of each voting group of outstanding shares entitled to vote on the proposed amendment at a meeting of shareholders, where such proposed

Quad/Graphics Shareholder Rights	LSC Stockholder Rights

adopted if the votes cast favoring the amendment exceed the votes cast opposing the amendment.

The board of directors has the authority to adopt, amend or repeal Quad/Graphics’ amended bylaws by the affirmative vote of a majority of the number of directors present at a meeting of the board at which a quorum is present. The board of directors does not have the power to amend any bylaw, reinstate any bylaw repealed by the shareholders, or readopt any bylaw if the shareholders so provided in adopting, amending or repealing such a particular bylaw.

Quad/Graphics shareholders have the power to adopt, amend or repeal any of Quad/Graphics’ amended bylaws at any regular or special meeting of the shareholders at which a quorum is present.

Quad/Graphics’ amended and restated articles of incorporation provide that Sections 3.01 and 3.02 of Quad/Graphics’ amended bylaws (relating to the general powers, number, classification, tenure and qualifications of directors) may only be amended by an affirmative vote of 66-2/3% of the voting power of the then outstanding shares of Quad/Graphics entitled to vote; provided, however, that such sections may also be amended by a resolution adopted by the board of directors by an affirmative vote of two-thirds of the board of directors then in office plus one director, but in no case more than all of the directors then in office.

The trustees of the Quad/Graphics Voting Trust control over 66-2/3% of the voting power of Quad/Graphics. See “Security Ownership of Certain Beneficial Owners and Management/Directors of Quad/Graphics—Quad/Graphics Voting Trust” beginning on page 170 for more detail.

amendment will be adopted if approved by a majority of the outstanding stock entitled to vote.

The board of directors of LSC is expressly authorized to make, adopt, amend or repeal LSC’s amended and restated by-laws, but the LSC stockholders entitled to vote may adopt additional by-laws and may amend or repeal any bylaw whether or not adopted by them.

LSC stockholders have the power to adopt, amend or repeal any of the amended and restated by-laws of LSC at any regular or special meeting of the shareholders at which a quorum is present.

	Quad/Graphics Shareholder Rights	LSC Stockholder Rights
Forum Selection:	Quad/Graphics’ amended bylaws do not contain a forum selection clause.	LSC’s amended and restated by-laws provide that, unless LSC consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on LSC’s behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or agent of LSC or its stockholders or debtholders; (iii) any action asserting a claim against LSC, or its officers, directors, employees or agents arising pursuant to any provision of the DGCL, LSC’s amended and restated certificate of incorporation or amended and restated by-laws, in each case, as amended from time to time, or (iv) any action asserting a claim governed by the internal affairs doctrine or other “internal corporate claim” as defined in Section 115 of the DGCL shall be a state court located within the State of Delaware (or if no state court has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of LSC’s capital stock shall be deemed to have notice and consented to the foregoing forum selection provisions.

Preemptive Rights:	The Quad/Graphics amended and restated articles of incorporation does not provide for any preemptive rights for Quad/Graphics shareholders, except as may be granted in a written agreement with Quad/Graphics.	LSC’s amended and restated certificate of incorporation does not provide for any preemptive rights for LSC stockholders.

Dissenters’ or Appraisal Rights:	The WBCL generally provides a procedure for an objecting shareholder to seek the “fair value” of his or her shares when the shareholder objects to certain significant corporate actions, including certain mergers, share exchanges and the sale of all or substantially all of the corporate property and assets. In order to exercise such right to dissent, shareholders must follow the procedures set forth in the WBCL.	Under the DGCL, stockholders have appraisal rights in connection with mergers and consolidations, provided the stockholder complies with certain procedural requirements of the DGCL. However, this right to demand appraisal does not apply to shares of any class or series of stock (unless expressly required by the corporation’s certificate of incorporation) if, at the record date fixed to determine the stockholders entitled to

	Quad/Graphics Shareholder Rights	LSC Stockholder Rights
Notwithstanding the foregoing, the WBCL generally provides that a shareholder of a Wisconsin corporation is not entitled to dissenters’ rights if the shares that he or she holds are listed on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. automated quotation system on the record date in which the shareholders are to vote on the proposed corporate action.

receive notice of and to vote the shares: (i) the shares are listed on a national securities exchange; or (ii) the shares are held of record by more than 2,000 stockholders.

No appraisal rights are available for shares of stock of a constituent corporation surviving a merger if the merger does not require a vote of the stockholders of the surviving corporation.

Notwithstanding the above, appraisal rights are available for the shares of any class or series of stock if the holders are required by the terms of an agreement of merger or consolidation to accept for their stock anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation; (ii) shares of stock of any other corporation which, at the effective date of the merger or consolidation, will be listed on a national securities exchange, or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of the corporations described in either of the above; or (iv) any combination of the shares of stock and cash in lieu of fractional shares described in any of the three above.

A Delaware corporation may provide in its certificate of incorporation that appraisal rights shall be available for the shares of any class or series of its stock as the result of an amendment to its certificate of incorporation, any merger or consolidation to which the corporation is a party, or the sale of all or substantially all of the assets of the corporation. LSC’s amended and restated certificate of incorporation and amended and restated by-laws do not address appraisal rights.

Shareholder Rights Plan:	Quad/Graphics does not have in place a shareholder rights plan.	LSC does not have in place a stockholder rights plan.

	Quad/Graphics Shareholder Rights	LSC Stockholder Rights
Inspection of Corporate Records:

Under WBCL, a shareholder of a corporation may inspect and copy the corporation’s bylaws, if any, as then in effect, during regular business hours at the corporation’s principal office. To inspect bylaws under this subsection, the shareholder must give the corporation written notice that complies with Section 180.0141 of his or her demand at least 5 business days before the date on which he or she wishes to inspect and copy the bylaws.

A “qualified” shareholder may further inspect and copy, during regular business hours at a reasonable location specified by the corporation, any of the following records of the corporation:

•  Excerpts from any minutes or records that the corporation is required to keep as permanent records;

•  Accounting records of the corporation; and

•  The record of shareholders.

A “qualified” shareholder for these purposes is one who satisfies the following requirements:

•  The shareholder has been a shareholder for at least six months before making his or her demand, or holds at least 5% of the outstanding shares;

•  The shareholder gives written notice of his or her demand that complies with applicable WBCL requirements at least five business days before the date on which he or she wishes to inspect and copy the records;

•  The shareholder’s demand is made in good faith and for a proper purpose; and

•  The shareholder describes with reasonable particularity his or her purpose and the records that he or

Under the DGCL, every stockholder of record has the right to inspect, upon written demand under oath stating the stockholder’s purpose for inspection, in person or by agent or attorney, the corporation’s stock ledger, stockholder list, its other books and records and, subject to certain restrictions, the books and records of a subsidiary of the corporation.

	Quad/Graphics Shareholder Rights	LSC Stockholder Rights
she desires to inspect and the records are directly connected with his or her purpose.

Dividends	The Quad/Graphics amended and restated articles of incorporation provides that holders of shares of Quad/Graphics class A common stock, class B common stock and class C common stock are entitled, subject to the prior rights of holders of shares of Quad/Graphics preferred stock, if any, to receive any dividend declared by the board of directors of Quad/Graphics.	The holders of shares of LSC common stock have the right, subject to the prior rights of holders of shares of LSC preferred stock, if any, to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by the board from legally available funds

Source of Dividends	Dividends on the Quad/Graphics class A common stock, class B common stock and class C common stock may be declared at the discretion of the board of directors of Quad/Graphics out of the assets and funds of Quad/Graphics, provided that dividends must be paid equally and simultaneously to all classes of Quad/Graphics common stock. Under the WBCL, Quad/Graphics may pay dividends unless, after giving effect to any such dividend, (i) it would not be able to pay its debts as they become due in the usual course of business or (ii) its total assets would be less than the sum of its total liabilities plus (unless otherwise provided) the amount, if any, needed to satisfy the preferential rights on dissolution of any class or series of stock having superior preferential rights on dissolution.	Dividends on LSC common stock may be declared from time to time by the board from legally available funds. The DGCL allows the board of directors to authorize a corporation to declare and pay dividends and other distributions to its stockholders either out of surplus, or, if there is no surplus, out of net profits for the current or preceding fiscal year in which the dividend is declared. However, a distribution out of net profits is not permitted if a corporation’s capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, until the deficiency has been repaired.

Voting Rights	Except for matters where the WBCL requires a separate class vote, holders of Quad/Graphics class A common stock have one vote per share on all matters voted upon by Quad/Graphics’ shareholders and holders of Quad/Graphics class B common stock and class C common stock have ten votes per share on all matters voted upon by Quad/Graphics’ shareholders. There are no cumulative voting rights.	Each holder of shares of LSC common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. Except as otherwise required by the DGCL, holders of shares of LSC common stock will vote together as a single class on all matters presented to the stockholders for their vote or approval, including the election of directors. There are no cumulative voting rights.

FUTURE SHAREHOLDER PROPOSALS

Quad/Graphics Shareholder Proposals

A shareholder of Quad/Graphics who intends to present a proposal at, and have the proposal included in Quad/Graphics’ proxy statement for, an annual meeting of shareholders must comply with the requirements of Rule 14a-8 under the Exchange Act. In order to comply with such rule, among other things, proposals submitted for the 2019 Annual Meeting must have been received by Quad/Graphics by the close of business on December 5, 2018. In addition, a shareholder who otherwise intends to present a proposal at an annual meeting (including nominating persons for election as directors) must comply with the requirements set forth in Quad/Graphics’ bylaws. Among other things, to present a proposal at an annual meeting, a shareholder must give timely written notice thereof, complying with the bylaws, to the Secretary of Quad/Graphics. Under the bylaws, if such notice is not received by Quad/Graphics on a timely basis, Quad/Graphics will not be required to present such proposal at the annual meeting. If the Board chooses to present such proposal at the annual meeting, then the persons named in proxies solicited by the Board for that annual meeting may exercise discretionary voting power with respect to such proposal. To be timely, a shareholder who intends to present a proposal at the 2019 Annual Meeting, but does not intend to have the proposal included in Quad/Graphics’ proxy statement for such meeting, must provide Quad/Graphics with the required written notice so that Quad/Graphics receives it on or before December 31, 2018 (assuming a meeting date before May 1, 2019). If the date of the 2019 Annual Meeting is on or after May 1, 2019, then the deadline for receipt by Quad/Graphics of a timely notice under the bylaws is extended one day after December 31, 2018 for each day after April 30, 2019 until the date of the 2019 Annual Meeting (for example, if the 2019 Annual Meeting will be held on May 10, 2019, then the notice deadline under Quad/Graphics’ bylaws would be January 10, 2019).

LSC Stockholder Proposals

If the merger is consummated, LSC is not expected to hold an annual meeting of stockholders in 2019. However, if the merger is not consummated, LSC expects to hold an annual meeting of stockholders in 2019.

For a stockholder proposal to be considered for inclusion in LSC’s proxy statement for its 2019 annual meeting of stockholders (which we refer to as the “LSC 2019 Annual Meeting”) pursuant to Rule 14a-8 under the Exchange Act, such proposals must be sent to the Secretary, LSC Communications, Inc., 191 N. Wacker Drive, Suite 1400, Chicago, Illinois 60606 and must have been received by December 11, 2018. If the LSC 2019 Annual Meeting is held after June 17, 2019, LSC will announce on Form 8-K the date of the LSC 2019 Annual Meeting and provide its stockholders with a reasonable amount of time before LSC begins to print and send its proxy materials to submit proposals pursuant to Rule 14a-8 under the Exchange Act.

Under LSC’s By-laws, notice of any other stockholder proposal or the nomination of a candidate for election as a director to be made at the LSC 2019 Annual Meeting and not submitted for inclusion in next year’s proxy statement pursuant to Rule 14a-8 under the Exchange Act must be delivered to the Secretary, LSC Communications, Inc., 191 N. Wacker Drive, Suite 1400, Chicago, Illinois 60606 not less than 90 nor more than 120 days prior to May 17, 2019 (i.e., January 17 to February 16, 2019), unless the LSC 2019 Annual Meeting is not scheduled to be held on a date between April 18, 2019 and June 17, 2019, in which case notice must be received by the later of 90 days prior to the date on which such meeting is scheduled or 10 days after the date on which such meeting date is first publicly announced. The notice must include all of the information required by LSC’s By-laws.

LEGAL MATTERS

The validity of the Quad/Graphics class A common stock offered by this joint proxy statement/prospectus will be passed upon for Quad/Graphics by Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. Jay O. Rothman, a partner in Foley & Lardner LLP, is a director of Quad/Graphics. As of January 7, 2019, Mr. Rothman owned 17,984 shares of Quad/Graphics class A common stock, which includes 14,284 shares of class A common stock attributable to deferred stock units that could be received within 60 days of January 7, 2019. As of January 7, 2019, Mr. Rothman did not own any shares of Quad/Graphics class B common stock or hold any equity awards based in class B common stock.

EXPERTS

Quad/Graphics

The consolidated financial statements of Quad/Graphics incorporated in this joint proxy statement/prospectus by reference from Quad/Graphics’ Annual Report on Form 10-K for the year ended December 31, 2017, and the effectiveness of Quad/Graphics’ internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LSC

The consolidated and combined financial statements of LSC incorporated in this joint proxy statement/prospectus by reference from LSC’s Current Report on Form 8-K dated December 11, 2018, and the effectiveness of LSC’s internal control over financial reporting, incorporated in this joint proxy statement/prospectus by reference from LSC’s Annual Report on Form 10-K for the year ended December 31, 2017, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports express (1) an unqualified opinion and includes an explanatory paragraph related to the basis of presentation of the Consolidated and Combined Financial Statements, and (2) an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated and combined financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Quad/Graphics has filed a registration statement on Form S-4 with the SEC with respect to the shares of class A common stock being issued as contemplated by this joint proxy statement/prospectus and of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to or incorporated by reference into the registration statement. These documents contain important information about the companies and their financial condition.

Both Quad/Graphics and LSC file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. In addition, Quad/Graphics and LSC file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to many of these documents, free of charge, from Quad/Graphics at http://www.qg.com under the “Investors” link or from LSC by accessing LSC’s website at http://www.lsccom.com under the “Investors” link.

The SEC allows Quad/Graphics and LSC to “incorporate by reference” information into this joint proxy statement/prospectus. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents listed below that Quad/Graphics and LSC previously filed with the SEC. These documents contain important information about Quad/Graphics and LSC and their respective financial positions.

This document incorporates by reference the following documents that have previously been filed with the SEC by Quad/Graphics (File No. 001-34806):

•	Annual Report on Form 10-K for the year ended December 31, 2017;

•	Annual Proxy Statement on Schedule 14A for Quad/Graphics’ Annual Meeting of Shareholders Held May 14, 2018;

•	Current Reports on Form 8-K filed on May 17, 2018, November 2, 2018 and December 14, 2018;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2018;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2018;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2018; and

•

The description of Quad/Graphics class A common stock contained in the Registration Statement on Form 8-A filed on July 1, 2010 and any amendment or report filed for the purpose of updating such description.

This document also incorporates by reference the following documents that have previously been filed with the SEC by LSC (File No. 001-37729):

•	Annual Report on Form 10-K for the year ended December 31, 2017 (except for items 1,7 and 15 which were recast in its Current Report on Form 8-K filed with the SEC on December 11, 2018);

•	Annual Proxy Statement on Schedule 14A for LSC’s Annual Meeting of Stockholders Held May 17, 2018;

•

Current Reports on Form 8-K filed on January 19, 2018, January 26, 2018, May 18, 2018, May 31, 2018, July 19, 2018, October 1, 2018, October 31, 2018 (both of them), December 11, 2018, December 14, 2018 and December 20, 2018;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2018;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2018; and

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.

In addition, each of Quad/Graphics and LSC is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the special meetings of Quad/Graphics and LSC shareholders; provided, however, that neither company is incorporating by reference any information furnished (but not filed), except as otherwise specified herein. Any statement contained herein or in a document incorporated or deemed to be incorporated hereby by reference will be deemed to be modified or superseded for the purposes of this joint proxy statement/prospectus to the extent that a statement contained in any subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

You may obtain information incorporated by reference and any other materials Quad/Graphics and LSC files with the SEC without charge, upon request, by following the instructions in the section entitled “References to Additional Information” above.

Neither Quad/Graphics nor LSC has authorized anyone to give any information or make any representation about the transaction that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among:

QUAD/GRAPHICS, INC.,

QLC MERGER SUB, INC.,

and

LSC COMMUNICATIONS, INC.

Dated as of October 30, 2018

i

ii

Exhibit A – Certain Definitions
Exhibit B – Amended and Restated Certificate of Incorporation of the Surviving Company

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of October 30, 2018, by and among: QUAD/GRAPHICS, INC., a Wisconsin corporation (“Parent”); QLC MERGER SUB, INC., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”); and LSC COMMUNICATIONS, INC., a Delaware corporation (the “Company”). Capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. The parties to this Agreement intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to this Agreement and the provisions of the DGCL.

B. The Company Board has (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable, fair and in the best interests of the Company and the holders of shares of Company Common Stock (“Shares”), (ii) approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the requirements of the DGCL and (iii) resolved to recommend that the holders of Shares adopt this Agreement.

C. The Parent Board has unanimously (i) determined that the Merger is in the best interests of Parent and has approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (ii) approved the issuance of the shares of Parent Class A Common Stock in the Merger on the terms and subject to the conditions set forth in this Agreement and (iii) resolved to recommend that the holders of Parent Shares approve the Parent Share Issuance.

D. The Board of Directors of Merger Sub has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable, fair and in the best interests of Merger Sub and the sole holder of shares of common stock of Merger Sub, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement in accordance with the requirements of the DGCL and (iii) resolved to recommend that the sole holder of shares of common stock of Merger Sub adopt this Agreement.

E. Parent, in its capacity as the sole holder of shares of common stock of Merger Sub, will adopt this Agreement promptly following the execution thereof.

F. Concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, the trustees of the voting trust created under the Amended and Restated Voting Trust Agreement, dated as of June 25, 2010 (the “Parent Voting Trust Agreement”), and the Company have entered into a voting and support agreement in connection with the transactions contemplated by the Agreement (the “Voting Agreement”), pursuant to which, among other things, the trustees have agreed to vote the Parent Shares beneficially owned by such voting trust in favor of the Parent Share Issuance.

G. It is intended that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Article I

THE MERGER

Section 1.1 Merger of Merger Sub into the Company.

(a) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, (i) Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall cease thereupon and (ii) the Company shall be the surviving entity in the Merger (the “Surviving Company”) and shall continue its existence under the DGCL. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, (A) all rights, privileges and powers, property, real, personal and mixed, and all debts due to Merger Sub and the Company, as well as all causes of action belonging to Merger Sub and the Company, shall be vested in the Surviving Company and shall thereafter be the property of the Surviving Company and (B) all debts, liabilities and duties of Merger Sub and the Company shall attach to the Surviving Company and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

(b) The consummation of the Merger (the “Closing”) shall occur at 7:00 a.m. Central time on the second (2nd) business day following the day on which the last to be satisfied of the conditions set forth in Article VII (other than those conditions that by their nature must be satisfied or, to the extent permitted hereunder, waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall be satisfied or waived in accordance with this Agreement, or at such other place, time and date as Parent and the Company shall agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date”. The parties intend that the Closing shall be effected, to the extent practicable, by conference call, the electronic delivery of documents and the prior physical exchange of certain other documents to be held in trust by outside counsel to the recipient party pending authorization by the delivering party (or its outside counsel) of their release at the Closing. To the extent necessary, the Closing shall be held at the offices of Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202 or such other place as Parent and the Company shall agree in writing.

(c) At or promptly following the Closing, Parent, Merger Sub and the Company shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”), with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the provisions of Section 251 of the DGCL, and make any other filings, recordings or publications required to be made. The Merger shall become effective at the time that the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or such later time as is agreed upon in writing by the parties hereto and specified in the Certificate of Merger. The time when the Merger becomes effective is hereinafter referred to as the “Effective Time.”

Section 1.2 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise agreed in writing by the Company and Parent prior to the Effective Time:

(a) at the Effective Time, the certificate of incorporation of the Surviving Company shall be amended and restated in its entirety to read as set forth in Exhibit B, until thereafter duly amended, restated or amended and restated as provided therein or by applicable Law;

(b) the parties shall take all necessary actions so that, at the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company until thereafter duly amended, restated or amended and restated as provided therein or by applicable Law, except with such name as Parent designates; and

(c) the parties shall take all necessary actions so that from and after the Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation, bylaws and applicable Law, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company.

Section 1.3 Proxy Statement/Prospectus; Information Supplied; Company Stockholders Meeting; Parent Shareholders Meeting.

(a) As soon as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the joint proxy statement to be sent to the holders of Shares relating to the Company Stockholders Meeting and the holders of the Parent Shares relating to the Parent Shareholders Meeting (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”), and Parent shall prepare and file with the SEC a Registration Statement on Form S-4 (as amended or supplemented from time to time, the “S-4 Registration Statement”, with the Proxy Statement/Prospectus constituting a part thereof), in connection with the issuance of shares of Parent Class A Common Stock constituting the Merger Consideration (the “Parent Share Issuance”). Parent and the Company each shall use its reasonable best efforts to (i) have the S-4 Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing, (ii) clear the preliminary Proxy Statement/Prospectus with the SEC as promptly as reasonably practicable after the filing thereof, (iii) mail the definitive Proxy Statement/Prospectus to the holders of Shares and Parent Shares as promptly as reasonably practicable after the S-4 Registration Statement has been declared effective under the Securities Act and (iv) maintain the effectiveness of the S-4 Registration Statement for as long as necessary to consummate the transactions contemplated by this Agreement.

(b) The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to holders of Shares and Parent Shares and at the time of each of the Company Stockholders Meeting and the Parent Shareholders Meeting, or any adjournment or postponement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, (A) the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement/Prospectus and (B) Parent assumes no responsibility with respect to information supplied in writing by or on behalf of the Company for inclusion or incorporation by reference in the S-4 Registration Statement or the Proxy Statement/Prospectus. The Company and Parent each agrees that all documents that each is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder.

(c) The Company, Parent and Merger Sub shall cooperate with each other in the preparation of the S-4 Registration Statement, including the Proxy Statement/Prospectus required thereunder. Each of Parent, Merger Sub and the Company and their respective counsels shall (i) be given a reasonable opportunity to review and comment upon the Proxy Statement/Prospectus, the S-4 Registration Statement, and any other documents related to the Company Stockholders Meeting, the Parent Shareholders Meeting or the Parent Share Issuance, prior to mailing or the filing thereof with the SEC, as applicable, (ii) provide any comments thereon as promptly as reasonably practicable and (iii) consider such comments in good faith in connection with any such document. Parent shall promptly notify the Company and its counsel of the time when the S-4 Registration Statement has become effective and of the issuance of any stop order or suspension of the qualification of the shares of Parent Class A Common Stock issuable in the Merger for offering or sale in any jurisdiction. Further, each party shall promptly notify the other parties and their counsel of the receipt of any written comments or other material communications such party or its counsel receives from time to time from the SEC or its staff with respect to the S-4 Registration Statement or the Proxy Statement/Prospectus and shall provide the other party with copies of any written responses to and telephonic notification of any material oral responses received from the SEC or its staff by such party or its counsel with respect to the S-4 Registration Statement or the Proxy Statement/Prospectus. If, at any time prior to the time the Company Stockholder Approval or the Parent Shareholder Approval is obtained, any party shall become aware of the occurrence of any event or other circumstance that requires an amendment or supplement to the S-4 Registration Statement or the Proxy Statement/Prospectus so that the S-4 Registration Statement or the Proxy Statement/Prospectus, as applicable, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, then such party shall notify the other party as promptly as reasonably practicable thereafter, and Parent and the Company each shall use its reasonable best efforts to, as promptly as reasonably practicable thereafter, (i) prepare and file with the SEC such amendment or supplement and (ii) mail such amendment or supplement to the holders of Shares and Parent Shares, in each case, to the extent legally required.

(d) As promptly as reasonably practicable after the SEC advises that it has no further comments to the Proxy Statement/Prospectus and the S-4 Registration Statement is declared effective, the Company shall duly call, give notice of, convene and hold a special meeting of the holders of Shares (the “Company Stockholders Meeting”) to consider and vote upon the adoption of this Agreement, including the Merger. Subject to Section 5.3(e) and Section 5.4, the Company Board shall include the Company Board Recommendation in the Proxy Statement/Prospectus and, unless there has been a Company Adverse Change Recommendation permitted by and in accordance with Section 5.3(e) and Section 5.4, shall use reasonable best efforts to solicit adoption of this Agreement by the holders of Shares and take all other actions necessary or advisable to secure the vote or consent of the holders of Shares required by applicable Law to obtain such approval. The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent. Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders Meeting without the prior written consent of Parent, other than: (i) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy/Prospectus), the Company believes in good faith that there are insufficient Shares represented (either in person or by proxy) and voting to obtain the Company Stockholder Approval or to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, (ii) to ensure that any required supplement or amendment to the Proxy/Prospectus is provided to holders of Shares within a reasonable amount of time in advance of the Company Stockholders Meeting or (iii) as reasonably determined by the Company to comply with applicable Law. The Company shall use its reasonable best efforts to cooperate with Parent to hold the Company Stockholders Meeting on the same day and at the same time as the Parent Shareholders Meeting as soon as reasonably practicable after the date of this Agreement and to set the same record date for each such meeting. If the Company Board makes a Company Adverse Change Recommendation, it will not alter the obligation of the Company to submit this Agreement to the holders of Shares at the Company Stockholders Meeting to consider and vote upon the adoption of this Agreement, unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholders Meeting.

(e) As promptly as reasonably practicable after the SEC advises that it has no further comments to the Proxy Statement/Prospectus and the S-4 Registration Statement is declared effective, Parent shall duly call, give notice of, convene and hold a special meeting of holders of Parent Shares (the “Parent Shareholders Meeting”) to consider and vote upon the Parent Share Issuance. The Parent Board shall include the Parent Board

Recommendation in the Proxy Statement/Prospectus and shall use reasonable best efforts to solicit approval of the Parent Share Issuance by the holders of Parent Shares and take all other actions necessary or advisable to secure the vote or consent of the holders of Parent Shares required by applicable Law to obtain such approval. Parent shall keep the Company updated with respect to proxy solicitation results as reasonably requested by the Company. Once the Parent Shareholders Meeting has been called and noticed, Parent shall not postpone or adjourn the Parent Shareholders Meeting without the prior written consent of the Company, other than: (i) if as of the time for which the Parent Shareholders Meeting is originally scheduled (as set forth in the Proxy/Prospectus), Parent believes in good faith that there are insufficient Parent Shares represented (either in person or by proxy) and voting to approve the Parent Share Issuance or to constitute a quorum necessary to conduct the business of the Parent Shareholders Meeting, (ii) to ensure that any required supplement or amendment to the Proxy/Prospectus is provided to holders of Parent Shares within a reasonable amount of time in advance of the Parent Shareholders Meeting or (iii) as reasonably determined by Parent to comply with applicable Law. Parent shall use its reasonable best efforts to cooperate with the Company to hold the Parent Shareholders Meeting on the same day and at the same time as the Company Stockholders Meeting and to set the same record date for each such meeting. If the Parent Board withholds, fails to include in (or removes from) the Proxy Statement/Prospectus, withdraws, adversely qualifies or modifies (or resolves, determines or proposes publicly to take any of the foregoing) the Parent Board Recommendation to holders of Parent Shares to approve the Parent Share Issuance, it will not alter the obligation of Parent to submit the Parent Share Issuance to holders of Parent Shares at the Parent Shareholders Meeting to consider and vote upon the Parent Share Issuance, unless this Agreement shall have been terminated in accordance with its terms prior to the Parent Shareholders Meeting.

Article II

CONVERSION OF SHARES AND DELIVERY OF MERGER CONSIDERATION

Section 2.1 Conversion of Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any capital stock or other equity security of Parent, Merger Sub or the Company:

(a) Each share of class A common stock, par value $0.025 per share, of Parent (the “Parent Class A Common Stock”) and each share of class B common stock, par value $0.025 per share, of Parent (the Parent Class A Common Stock and the class B common stock of Parent are collectively referred to herein as the “Parent Shares”) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b) Each share of common stock of Merger Sub, without par value, issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid, nonassessable share of common stock, par value $0.01 per share, of the Surviving Company and shall constitute the only outstanding shares of capital stock of the Surviving Company.

(c) Each share of Company Common Stock that is owned directly or indirectly by the Company (other than any share of Company Common Stock held in a trust account, managed account or the like, or otherwise held in a fiduciary or agency capacity, that is beneficially owned by a third party) shall be automatically cancelled and shall cease to exist and no Parent Class A Common Stock or other consideration shall be delivered in exchange therefor.

(d) Except as provided in Section 2.1(c), subject to the treatment of Company Equity Awards in Section 6.2, and subject to Sections 2.1(f) and 2.3(f), each Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 0.625 shares (the “Exchange Ratio”) of Parent Class A Common Stock, without interest (the “Merger Consideration”).

(e) At the Effective time, all Shares shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and thereafter any Shares represented by a certificate representing any such Shares (each, a “Certificate”) and each non-certified Share represented by book entry (each, a “Book-Entry Share”) shall thereafter represent only the right to receive, without interest, the Merger Consideration into which such Shares have been converted pursuant to this Section 2.1, plus any cash in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 2.3(f) and plus any dividends to which holders of Shares become entitled in accordance with Section 2.3(e).

(f) If, between the date of this Agreement and the Effective Time, (i) subject to Section 5.2(b), the outstanding shares of Parent Class A Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in each case, as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization or (ii) subject to Section 5.2(a), the outstanding shares of Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in each case, as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, then the Merger Consideration, the Exchange Ratio and any other similarly-dependent items, as the case may be, shall be appropriately adjusted to provide to Holders with the same economic effect as contemplated by this Agreement prior to such event and, as so adjusted, shall, from and after the date of such event, be the Merger Consideration, the Exchange Ratio or other dependent item, as applicable, subject to further adjustment in accordance with this provision.

Section 2.2 Deposit of Merger Consideration. At or prior to the Effective Time, Parent shall select and appoint a Person reasonably acceptable to the Company to act as exchange agent in connection with the transactions contemplated by this Agreement (the “Exchange Agent”) and shall enter into an agreement with the Exchange Agent reasonably acceptable to Parent and the Company (the “Exchange Agent Agreement”). At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, shares of Parent Class A Common Stock sufficient to deliver the aggregate Merger Consideration in accordance with this Agreement (together with, to the extent then determinable, any cash payable in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 2.3(f), the “Exchange Fund”), and Parent shall instruct the Exchange Agent to timely pay the Merger Consideration, and such cash in lieu of fractional shares of Parent Class A Common Stock, in accordance with this Agreement. The cash in the Exchange Fund shall be invested by the Exchange Agent as directed by Parent; provided, that (i) such investments shall be in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature and (ii) no such investment of or losses thereon shall relieve Parent from making the payments required by this Article II or Section 6.2, or affect the amount of Merger Consideration payable in respect of the Shares. Any and all interest or other amounts earned with respect to such funds shall be the exclusive property of Parent and shall become part of the Exchange Fund, subject in all cases to the rights of each holder of record of Shares that were converted into the right to receive the Merger Consideration pursuant to Section 2.1 (each, a “Holder”), and any cash amounts in excess of the cash amounts payable under this Article II shall be promptly returned to Parent. The Exchange Fund shall not be used for any other purpose.

Section 2.3 Delivery of Merger Consideration.

(a) As soon as reasonably practicable (and in any event within three (3) business days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each Holder of Certificate(s) (i) a letter of transmittal reasonably acceptable to the Company (which shall specify that delivery of the Merger Consideration shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) to the Exchange Agent or affidavits of loss in lieu of such Certificate(s) to the Exchange Agent) (the “Letter of Transmittal”) and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration to be issued or paid in consideration therefor in accordance with this Article II upon surrender of such Certificate, plus, as applicable, any cash in lieu of fractional shares which the Holder has the right to receive pursuant to Section 2.3(h) and plus any dividends or distributions to which such Holder is entitled pursuant to Section 2.3(e).

(b) With respect to the Certificate(s), after the Effective Time upon surrender to the Exchange Agent of its Certificate(s), accompanied by a properly completed Letter of Transmittal and such other documents as reasonably required by the Exchange Agent, a Holder of Certificate(s) will be entitled to receive, and Parent shall deliver, or cause the Exchange Agent to deliver, the Merger Consideration to be issued or paid in consideration therefor in accordance with this Article II, plus, as applicable, any cash in lieu of fractional shares which the Holder has the right to receive pursuant to Section 2.3(h) and plus any dividends or distributions to which such Holder is entitled pursuant to Section 2.3(e), in respect of the Shares formerly represented by its, his or her Certificate(s). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration to be issued or paid in consideration therefor upon surrender of such Certificate and related documents in accordance with, and any cash in lieu of fractional shares of Parent Class A Common Stock and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c) Notwithstanding anything to the contrary in this Agreement, any holder of a Book-Entry Share shall not be required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II, any cash in lieu of fractional shares pursuant to Section 2.3(h) or any dividends or distributions to which such holder is entitled pursuant to Section 2.3(e), in respect of such Book-Entry Share. With respect to Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), as promptly as reasonably practicable after the Effective Time (and in any event within three (3) business days thereafter), Parent shall cause the Exchange Agent to mail to each holder of record of a Non-DTC Book-Entry Share (i) a statement reflecting the number of whole shares of Parent Class A Common Stock, if any, that such holder is entitled to receive pursuant to this Article II in the name of such record holder and (ii) a check in the amount of, as applicable, any cash in lieu of fractional shares which the Holder has the right to receive pursuant to Section 2.3(h) and plus any dividends or distributions to which such Holder is entitled pursuant to Section 2.3(e).

(d) With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees on the Closing Date (or if Closing occurs after 10:30 a.m. (Central Time) on the Closing Date, on the first business day after the Closing Date), upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, plus, as applicable, any cash in lieu of fractional shares which the Holder has the right to receive pursuant to Section 2.3(h) and plus any dividends or distributions to which such Holder is entitled pursuant to Section 2.3(e).

(e) No dividends or other distributions with respect to shares of Parent Class A Common Stock shall be paid to a Holder whose Shares were converted into the right to receive the Merger Consideration unless and until such Holder has surrendered or transferred (as applicable) its, his or her Certificate or Book-Entry Share, as applicable, and related instruments in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender or transfer (as applicable) of any such Certificate or Book-Entry Share and related instruments in accordance with this Article II, such Holder shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Parent Class A Common Stock into which the Shares formerly represented by such Certificate or Book-Entry Share were converted in accordance with this Article II and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Parent Class A Common Stock into which the Shares formerly represented by such Certificate or Book-Entry Share were converted in accordance with this Article II with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Parent Class A Common Stock issuable with respect to such Certificate or Book-Entry Share.

(f) With respect to Certificate(s), in the event of a transfer of ownership of any Certificate that is not registered in the transfer books of the Company as of the Effective Time, the proper number of shares of Parent Class A Common Stock, together with a check for cash in lieu of fractional shares, if any (after giving effect to any required Tax withholdings) to be paid upon due surrender of the Certificate and any dividends or distributions in respect thereof, may be issued or paid to such a transferee if the Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent. The Exchange Agent, Parent and the Surviving Company shall be entitled to deduct and withhold from any cash in lieu of shares any Holder has the right to receive pursuant to this Section 2.3(f), cash dividends or distributions payable pursuant to Section 2.3(e) and any other cash amounts otherwise payable pursuant to this Agreement to any Holder such amounts as the Exchange Agent or Parent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent, Parent or the Surviving Company, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent, Parent or the Surviving Company, as the case may be. With respect to Book-Entry Shares, payment of the Merger Consideration, cash in lieu of fractional shares, if any, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article II, shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time.

(g) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of any Shares that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Shares that occurred prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Share is presented for transfer on the stock transfer records of the Company, they shall be cancelled and exchanged for the Merger Consideration to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(h) Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Parent Class A Common Stock shall be issued upon the surrender of Certificates for exchange, transfer of Book-Entry Shares or conversion of any Company Equity Awards, as applicable, no dividend or distribution with respect to Parent Class A Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each Holder who otherwise would be entitled to receive such fractional share an amount in cash, without interest and rounded to the nearest whole cent, determined by multiplying (i) the average of the volume weighted average price per share of Parent Class A Common Stock on the NYSE on each of the twenty (20) consecutive trading days ending with the second complete trading day prior to the Closing Date (the “Average Price”) by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of Parent Class A Common Stock to which such Holder would otherwise be entitled to receive pursuant to Section 2.1(d) or Section 6.2.

(i) Any portion of the Exchange Fund that remains unclaimed by Holders nine (9) months after the Effective Time shall be promptly paid to Parent upon the request of Parent. Any Holders who have not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Merger Consideration, including any cash in lieu of fractional shares and any unpaid dividends and distributions on the Parent Class A Common Stock, deliverable in respect of each Share that such Holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Exchange Agent or any other Person shall be liable to any Holder for any amount delivered in good faith to any Governmental Body pursuant to applicable abandoned property, escheat or similar

Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Body, such Merger Consideration shall become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(j) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any cash in lieu of fractional shares and any dividends or distributions deliverable in respect thereof pursuant to this Agreement.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company SEC Documents filed with the SEC prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding parts or subparts of the Company Disclosure Schedule (it being agreed that for purposes of the representations and warranties set forth in this Article III, disclosure of any item in any part or subpart of the Company Disclosure Schedule shall be deemed disclosure with respect to any other part or subpart to which the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Due Organization; Subsidiaries, Etc.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to own, lease and operate its properties and to carry on its business as it is now conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification or licensure is necessary, except for those jurisdictions where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(b) Part 3.1(b)(i) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. None of the Acquired Corporations owns, directly or indirectly, any capital stock of, or any equity interest of, or any other security of any nature in, any other Entity, other than the Entities identified in Part 3.1(b)(ii) of the Company Disclosure Schedule.

(c) Each Significant Subsidiary of the Company is a legal entity duly incorporated or organized (as applicable), validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each other Subsidiary of the Company is a legal entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, and each of the Subsidiaries of the Company has the corporate or other relevant organizational power and authority to own, lease and operate its properties and to carry on its business as it is now conducted, except where the failure to be so incorporated, organized, existing or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. Each Subsidiary of the Company is duly qualified or licensed to do business as a foreign Entity and is in good standing in each jurisdiction where such qualification or licensure is necessary, except for those jurisdictions where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

Section 3.2 Certificates of Incorporation and Bylaws. The Company has made available to Parent or Parent’s Representatives in the Data Room correct and complete copies of the articles of organization, certificates of incorporation, bylaws and other charter and organizational documents of the Company and each Significant Subsidiary of the Company, including all amendments thereto, as in effect on the date hereof. The Company’s and each Significant Subsidiary’s articles of organization, certificates of incorporation, bylaws or other charter and organizational documents so delivered are in full force and effect.

Section 3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 65,000,000 Shares, of which 33,319,757 Shares were issued and outstanding (inclusive of 182,199 Company Restricted Shares) and 1,888,205 Shares were held in the treasury of the Company, in each case, as of the close of business on October 29, 2018 and (ii) 1,000,000 shares of Company Preferred Stock, of which no shares were issued and outstanding (or held in treasury) as of the close of business on October 29, 2018. Between the close of business on October 29, 2018 and the date of this Agreement, the Company has not issued shares of capital stock or other securities of the Company, other than upon the exercise, vesting or settlement of Company Equity Awards, in each case, outstanding as of the close of business on October 29, 2018, pursuant to the terms of such Company Equity Awards. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable.

(b) (i) There are no obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or securities of the Company or any of its Subsidiaries and (ii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company having a right to vote (or convertible into or exercisable for such securities having the right to vote) with the stockholders of the Company on any matter.

(c) As of the date of this Agreement, the Company has no shares of capital stock reserved for issuance, except that, as of October 29, 2018, there were (a) 1,034,321 remaining Shares reserved for issuance under the Company Equity Plans, (b) 277,993 Shares reserved for issuance pursuant to the exercise and settlement of Company Options, (c) 1,043,361 Shares reserved for issuance upon the settlement or vesting of Company RSUs and (d) 267,155 Shares reserved for issuance upon the settlement or vesting of Company PSUs (assuming achievement of applicable performance goals at target value). As of October 29, 2018, there were 7,113.7645 Company Phantom Shares outstanding, with respect to which no Shares were reserved for issuance upon the settlement thereof. Part 3.3(c) of the Company Disclosure Schedule contains a correct and complete list of each outstanding Company Equity Award as of the date of this Agreement, including the holder’s name, date of grant, exercise or purchase price (if applicable), number of Shares subject thereto, vesting schedule, and the Company Equity Plan or Company Directors’ Plan under which such Company Equity Award was granted.

(d) All of the outstanding capital stock, ownership interests in and other securities of each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by the Company, free and clear of any Encumbrance.

(e) There are no: (i) preemptive rights or outstanding subscriptions, options, call, conversion rights, redemption rights, repurchase rights, warrants, agreements, arrangements, commitments or other rights (whether or not currently exercisable) that (A) give any Person the right to acquire any shares of the capital stock or any other securities of the Company or any of its Subsidiaries or (B) obligate the Company or any of its Subsidiaries to issue or sell any capital stock or other securities of the Company or any of its Subsidiaries; (ii) outstanding securities or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue or register, any shares of its capital stock or any other securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party relating to the voting or disposition of any shares of the capital stock or other securities of the Company or any of its Subsidiaries or granting to any Person or group of Persons the right to elect, or to designate or nominate for election, a director to the board of directors (or similar governing body) of the Company or any of its Subsidiaries.

Section 3.4 SEC Filings; Financial Statements.

(a) Since October 1, 2016, the Company has filed (or furnished) on a timely basis all reports, schedules, forms, statements and other documents (including exhibits, financial statements and schedules thereto, and all other information incorporated therein and amendments and supplements thereto) required to be filed with (or furnished to) the SEC by the Company (such documents and any such additional documents filed with (or furnished to) the SEC after the date of this Agreement, the “Company SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document complied, or if filed (or furnished) subsequent to the date of this Agreement, will comply, as to form in all material respects with the requirements of the Securities Act, the Exchange Act or Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document. As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, no Company SEC Document contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and no Company SEC Document filed with (or furnished to) the SEC pursuant to the Exchange Act subsequent to the date of this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no amendments or modifications to the Company SEC Documents that are required to be filed with (or furnished to) the SEC, but that have not yet been filed with (or furnished to) the SEC.

(b) Each of the consolidated and combined balance sheets included in or incorporated by reference into the Company SEC Documents (including the related notes and schedules) and each of the consolidated and combined statements of operations, comprehensive income, cash flows and statements of stockholders’ equity (including any related notes and schedules) (i) complied or will comply as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared, or will be prepared, in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be noted therein or in the notes thereto) and (iii) fairly presented (except as may be indicated in the notes thereto) in all material respects, with respect to the consolidated and combined balance sheets, the consolidated and combined financial position of the Company and its consolidated and combined Subsidiaries as of the dates thereof and, with respect to the consolidated and combined statements of operations, comprehensive income, cash flows and statements of stockholders’ equity, their consolidated and combined results of operations and cash flows for the periods presented therein (subject to notes and normal and year-end adjustments that will not be material in amount or effect in the case of any unaudited statements).

(c) The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that is reasonably designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board: (i) any “significant deficiency” (as defined in Rule 12b-2 of the Exchange Act) in the design or operation of its system of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors or the audit committee of the Company Board any “material weaknesses” (as defined in Rule 12b-2 of the Exchange Act) or (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d) The Company maintains disclosure controls and procedures required by Rules 13a-15 and 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(e) Since October 1, 2016, (i) the Company has not received any material written complaint regarding accounting, internal accounting controls or auditing matters of the Company or any material written concerns from employees of the Company regarding questionable accounting or auditing matters with respect to the Company and (ii) no attorney representing the Company, whether or not employed by the Company, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or audit committee thereof or to the general counsel of the Company pursuant to the rules of the SEC adopted under Section 307 of Sarbanes-Oxley.

(f) The Company is in compliance in all material respects with the applicable listing and governance rules and regulations of the NYSE.

Section 3.5 Absence of Changes. Since the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Balance Sheet Date”): (a) each of the Acquired Corporations has conducted its business in the ordinary course of business and (b) there has not been any effect, change, event, occurrence, development, circumstance, condition or state of facts that, individually or in the aggregate, has had, or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.6 Real Property; Equipment.

(a) Part 3.6(a) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of all real property owned by any of the Acquired Corporations (collectively, the “Owned Real Property”) and, for each parcel of Owned Real Property, identifies the street address of such Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the applicable Acquired Corporation has good and marketable title to all Owned Real Property, in each case, free and clear of any Encumbrances (other than Permitted Encumbrances).

(b) Part 3.6(b) of the Company Disclosure Schedule sets forth a list of all real property leased, subleased or licensed by any of the Acquired Corporations as of the date of this Agreement in respect of which any of the Acquired Corporations has annual rental obligations of $1,000,000 or more and involving a contract term that, absent early termination by any party, would continue for more than one year after the date of this

Agreement (each, a “Leased Real Property”, and together with the Owned Real Property sometimes referred to as the “Real Property”). Each such lease, sublease and license of the Leased Real Property (including any material amendment, modification, extension or renewal with respect thereto) (each, a “Lease Agreement”) is a valid and binding obligation of the applicable Acquired Corporation and is in full force and effect, except as may be limited by the Bankruptcy and Equity Exception, and except as would not be material to the Company and its Subsidiaries, taken as a whole. There are no outstanding defaults or circumstances which, upon the giving of notice or passage of time or both, would constitute a default or breach by any of the Acquired Corporations or, to the knowledge of the Company, any other party thereto under any Lease Agreement, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.7 Intellectual Property.

(a) No cancellation, interference, opposition, reissue or reexamination is pending or, to the knowledge of the Company, threatened in writing, in which the validity, enforceability or ownership of any Registered IP owned by and material to the business of any of the Acquired Corporations (“Company Registered IP”) is being contested or challenged (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration of Company Registered IP). All registration, renewal, maintenance and other similar payments that are or have become due with respect to the Company Registered IP have been timely paid by or on behalf of the Company or any other of the Acquired Corporations, and the Company Registered IP is subsisting and, to the knowledge of the Company, other than with respect to any pending application therefor, valid and enforceable, and has not lapsed (except for any patents within the Company Registered IP having lapsed or expired at the end of their statutory term), been abandoned, been disclaimed, been cancelled or been forfeited, except, in each case, for such exceptions as have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the Acquired Corporations owns, or holds a valid license or other valid right to use, all Intellectual Property Rights material to the conduct of such Acquired Corporation’s business as currently conducted, except for any exceptions which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that the foregoing is not a representation of non-infringement, non-misappropriation or other non-violation of the Intellectual Property Rights of another Person, which representation is solely set forth in Section 3.7(c).

(c) The operation of the business of the Acquired Corporations as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of another Person, except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. Since October 1, 2016, (i) no Legal Proceeding has been asserted, is pending or, to the knowledge of the Company, is being threatened in writing, against any of the Acquired Corporations relating to any infringement, misappropriation or violation of any Intellectual Property Rights of another Person by any of the Acquired Corporations and (ii) none of the Acquired Corporations has received any written notice alleging any infringement, misappropriation or violation of any Intellectual Property Rights of another Person by any of the Acquired Corporations, except, in each case of clauses (i) and (ii), as has not had, and would not reasonably be expected to have, individually or in the aggregate, in Company Material Adverse Effect. None of the material Intellectual Property Rights of any of the Acquired Corporations is subject to any pending or outstanding injunction, directive, order, decree, award, settlement or judgment restricting the ownership, use, validity or enforceability of any such Intellectual Property Rights.

(d) To the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Intellectual Property Rights of any of the Acquired Corporations, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) The Acquired Corporations have, since October 1, 2016, taken commercially reasonable actions to protect any trade secrets and confidential information owned by the Acquired Corporations and material to their business against unauthorized access or disclosure, including, since October 1, 2016, requiring that each current and former employee, officer and contractor of any of the Acquired Corporations having access thereto to execute written non-disclosure agreements or otherwise be subject to non-disclosure instructions or policies. Since October 1, 2016, there has been no material unauthorized access to or disclosure of any trade secrets or confidential information owned by any of the Acquired Corporations in a manner that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(f) To the knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create any material Intellectual Property Rights of any of the Acquired Corporations, except for any such funding or use of facilities or personnel that has not resulted, and would not reasonably be expected to result, in such Governmental Body or institution obtaining any interest in such material Intellectual Property Rights.

(g) Since October 1, 2016, there have been no security breaches, unauthorized access, failures or unplanned outages or other adverse integrity or security access incidents affecting the technology and computer systems and infrastructure, including software, hardware, middleware, networks, servers, workstations, and routers owned or used by the Acquired Corporations, including information and transactions stored or contained therein or transmitted thereby, in a manner that, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.

Section 3.8 Contracts.

(a) Except for this Agreement, any Employee Plan and for Contracts filed as exhibits to the Company SEC Documents, as of the date of this Agreement, neither the Company nor any Subsidiary of the Company is a party to or is bound by any Contract:

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K);

(ii) containing a covenant prohibiting or restricting in any material respect any of the Acquired Corporations from competing in any business or geographic area, or otherwise restricting in any material respect any of the Acquired Corporations from carrying on any business anywhere in the world;

(iii) relating to or evidencing Indebtedness (other than any guarantee of Indebtedness by the Company or any Subsidiary of the Company of Indebtedness of the Company or any Subsidiary of the Company) in excess of $5,000,000;

(iv) pursuant to which (A) any Intellectual Property Rights of another Person (other than a Subsidiary of the Company) that is material to the business of the Acquired Corporations, taken as a whole, is licensed to any of the Acquired Corporations (other than agreements granted on standardized terms for commercially available software or information technology services) or (B) any Intellectual Property Rights that are material to the business of the Acquired Corporations, taken as a whole, and owned by any of the Acquired Corporations are licensed to another Person (other than a Subsidiary of the Company) other than any outbound agreements entered into in the ordinary course of business, in each case under clauses (A) or (B) of this Section 3.8(a)(iv), only if such Company Contract (x) grants exclusive rights to or from any of the Acquired Corporations or (y) requires aggregate payments to or from any of the Acquired Corporations in excess of $1,000,000;

(v) (A) imposing on, or granting to, any of the Acquired Corporations any future minimum take-or-pay requirements for ink, paper, plates, adhesives or packaging materials in excess of $5,000,000 or (B) granting any type of exclusive rights to any Person or requiring any of the Acquired Corporations to purchase all of its requirements of a specified good from any Person in an amount in excess of $5,000,000;

(vi) with respect to the formation, creation, operation, management or control of any joint venture, strategic partnership or alliance material to the Company or in which the Company owns more than 15% voting or economic interest; or

(vii) pursuant to which the Acquired Corporations, taken as a whole, made or have a binding commitment to make expenditures for the fiscal year ended December 31, 2017, or in the fiscal year ended December 31, 2018, in excess of $10,000,000 during such fiscal year (other than purchase orders in the ordinary course of business).

(b) Each Contract set forth in Part 3.8(a) of the Company Disclosure Schedule, together with any Contract filed by the Company pursuant to Item 601(b) of Regulation S-K, other than those that have expired in accordance with their terms, and any Employee Plan, is referred to herein as a “Material Contract.” Except for Material Contracts that expire in accordance with their terms during the Pre-Closing Period (excluding, for the avoidance of doubt, early termination), all of the Material Contracts are valid and binding on the applicable Acquired Corporation and, to the knowledge of the Company, each other party thereto, and in full force and effect, except as may be limited by the Bankruptcy and Equity Exception, and except as would not be material to the Company and its Subsidiaries, taken as a whole. There is no default under any Material Contract by the Acquired Corporations, or, to the knowledge of the Company, any other party thereto, and no event or condition exists, which with or without notice, lapse of time or both would constitute a material default, under the provisions of any Material Contract, except in each case for those defaults which would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company has made available to Parent or Parent’s Representatives in the Data Room a complete and correct copy (including any material amendment, modification, extension or renewal with respect thereto) of each Material Contract.

Section 3.9 Liabilities. The Acquired Corporations have no liabilities or obligations, whether or not accrued, contingent or otherwise, required to be disclosed on a balance sheet prepared in accordance with GAAP, except for: (a) liabilities and obligations reflected on the Company’s consolidated and combined balance sheets (including any related notes) included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2017; (b) liabilities and obligations incurred in the ordinary course of business since the Balance Sheet Date; (c) liabilities and obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (d) liabilities and obligations incurred in connection with the Merger and the other transactions contemplated by this Agreement.

Section 3.10 Compliance with Law.

(a) The businesses of each of the Acquired Corporations is and, since October 1, 2016, has been in compliance with all applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(b) Each of the Acquired Corporations is in compliance with relevant sanctions and export control Laws and regulations applicable to the Acquired Corporations, including the United States International Traffic in Arms Regulations, the Export Administration Regulations, and United States sanctions Laws and regulations administered by OFAC, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Regulatory Matters.

(a) The Acquired Corporations have all material permits, clearances, authorizations, licenses, registrations and other Governmental Authorizations required by any foreign or domestic Governmental Body to permit the conduct of its business as currently conducted and all such Governmental Authorizations are valid and in full force and effect, except where such failure to have or be valid and in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) None of the Acquired Corporations is the subject of any pending or, to the Company’s knowledge, threatened (in writing) investigation by any other Governmental Body, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

Section 3.12 Privacy Policies. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Acquired Corporations (i) have a privacy policy regarding the collection and use of information that identifies, or could reasonably be used to identify, any natural persons (including names, addresses, telephone numbers, email addresses, social security numbers, or account information) (“Personal Information”) and (ii) since October 1, 2016 have complied with their respective privacy policies and all applicable Laws regarding information privacy and security and the collection, use, disposal, disclosure, maintenance and transmission of Personal Information in connection with business and operations of the Acquired Corporations. Since October 1, 2016, there has been no unauthorized access to or misuse of any Personal Information maintained by or on behalf of the Acquired Corporations in a manner that, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.

Section 3.13 Certain Business Practices. (a) Each of the Acquired Corporations is in compliance in all material respects with the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and any other U.S. or foreign Law concerning anti-corruption or anti-bribery applicable to any of the Acquired Corporations and (b) none of the Acquired Corporations is, to the knowledge of the Company, being investigated by any Governmental Body with respect to, or been given notice in writing by a Governmental Body of, any violation by any of the Acquired Corporations of the FCPA or any other U.S. or foreign Law concerning anti-corruption or anti-bribery applicable to any of the Acquired Corporations. None of the Acquired Corporations nor, to the knowledge of the Company, any Company Associate acting for or on behalf of any of the Acquired Corporations has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or employee or any political party or candidate for political office or Governmental Body for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Body to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage that has resulted in a material violation of the FCPA and any other U.S. or foreign Law concerning anti-corruption or anti-bribery applicable to any of the Acquired Corporations. For purposes of this provision, an “official or employee” includes any known official or employee of any directly or indirectly government-owned or -controlled entity, and any known officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

Section 3.14 Tax Matters.

(a) (i) Since October 1, 2016, each of the material Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body on or before the Closing Date (the “Acquired Corporation Returns”) have been or will be filed on or before the applicable due date (including any extensions of such due date) and (ii) all amounts shown on the Acquired Corporation Returns to be due on or before the Closing Date (and all other material Taxes of the Acquired Corporations due on or before the Closing Date, whether or not shown as due on any Acquired Corporation Returns) have been or will be paid on or before the Closing Date.

(b) Each of the Acquired Corporations has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) There are (i) no current examinations or audits of any Acquired Corporation Return in progress involving Taxes and (ii) no written notice of a claim or pending investigation has been received by any of the

Acquired Corporations since October 1, 2016 from any Governmental Body in any jurisdiction where an Acquired Corporation does not file Tax Returns or pay Taxes that such Acquired Corporation is or may be subject to Taxes in that jurisdiction or may have a duty to file Tax Returns in that jurisdiction. No extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been requested or granted that is currently in effect.

(d) To the knowledge of the Company, no Legal Proceeding is pending or has been threatened in writing against or with respect to the Acquired Corporations in respect of any Tax. No deficiency of material Taxes in respect of the Acquired Corporations has been asserted in writing as a result of any audit or examination by any Governmental Body that has not been resolved or paid in full.

(e) None of the Acquired Corporations has ever been a member of an affiliated combined, consolidated or unitary Tax group for purposes of filing any Tax Return other than a group of which the Company was the common parent.

(f) None of the Acquired Corporations has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4. None of the Acquired Corporations has received a Tax opinion with respect to any transaction relating to any of the Acquired Corporations other than a transaction in the ordinary course of business.

(g) There are no Encumbrances for Taxes upon the assets of the Acquired Corporations (other than Permitted Encumbrances).

(h) Since October 1, 2016, none of the Acquired Corporations has requested or received a Tax ruling, advance pricing agreement, competent authority relief, or similar agreement, or has entered into a closing agreement relating to Taxes with any Governmental Body. None of the Acquired Corporations is subject to a Tax sharing, allocation, indemnification or similar Contract (except such Contracts as are solely among the Acquired Corporations and other than commercial agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes) pursuant to which it could have an obligation to make a payment to any Person in respect of Taxes. None of the Acquired Corporations has entered into any gain recognition agreement under Section 367 of the Code.

(i) Since October 1, 2016, none of the Acquired Corporations has (i) distributed shares of another Person, or has had shares of its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code, (ii) participated in an international boycott within the meaning of Section 999 of the Code or (iii) made or revoked any election under Treasury Regulations Section 301.7701-3 regarding classification as a corporation, as a partnership, or as a disregarded entity.

(j) None of the Acquired Corporations will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting for a Tax period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date; (iii) installment sale or “open transaction” disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date or (v) election under Section 108(i) of the Code.

Section 3.15 Employee Matters; Benefit Plans.

(a) Part 3.15(a) of the Company Disclosure Schedule sets forth a true and complete list of each material Employee Plan and separately identifies each material International Employee Plan. The Company has made available to Parent or Parent’s Representatives with respect to each material U.S. Employee Plan (excluding any “multiemployer plan” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”)), to the extent applicable, accurate and complete copies of: (A) the plan document and all amendments thereto, (B) the most recent determination or opinion letter issued by the IRS or the United States Department of Labor (“DOL”), (C) the most recently prepared actuarial valuation or annual report, (D) the most recent summary plan description and summaries of material modifications and (E) all material correspondence to or from the IRS, the DOL, or any other Governmental Body for the last three (3) years.

(b) With respect to any U.S. Employee Plan that is subject to funding requirements of Title IV of ERISA or Section 412 of the Code (other than a Multiemployer Plan), (i) none of the Acquired Corporations has incurred any material liability under subtitles C or D of Title IV of ERISA within the past six (6) years, (ii) there has been no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA), (iii) no such U.S. Employee Plan is in “at risk” status within the meaning of Section 303 of ERISA and (iv) no event described in Section 4062, 4063 or 4064 of ERISA has occurred.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since October 1, 2016, none of the Acquired Corporations nor any of their respective current or former ERISA Affiliates has (i) incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied, (ii) engaged in a transaction that is subject to Section 4069 of ERISA or (iii) is or has been a participating employer in any multiple employer plan, as defined in Section 413(c) of the Code, or any multiple employer welfare arrangement, as defined in Section 3(40) of ERISA.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each of the U.S. Employee Plans (other than a Multiemployer Plan) that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the knowledge of the Company, nothing has occurred that would be reasonably expected to result in the loss of such qualification, (ii) each of the U.S. Employee Plans (other than a Multiemployer Plan) is, and has since October 1, 2016 been operated, in compliance with its terms and all applicable Law, including ERISA and the Code, (iii) there are no litigation or governmental administrative proceedings, audits or other proceedings or claims (other than routine claims for benefits) pending or, to the knowledge of the Company, threatened with respect to any U.S. Employee Plan (other than a Multiemployer Plan) and (iv) all payments and/or contributions payable by any of the Acquired Corporations with respect to all U.S. Employee Plans either have been made or accrued in accordance with GAAP.

(e) To the knowledge of the Company, none of the Acquired Corporations has engaged in any breach of fiduciary responsibility or any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) which would reasonably be expected to subject any of the Acquired Corporations to either a material tax or penalty on prohibited transactions imposed by Section 4975 of the Code or to any material liability under Section 502 of ERISA.

(f) Except as required by applicable Law or pursuant to a collective bargaining agreement, no Employee Plan provides retiree or post-employment medical, disability, life insurance or welfare benefits to any Person.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each International Employee Plan is in compliance with its terms and applicable local Law and, to the knowledge of the Company, all such plans that are required to be funded or book-reserved are funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions and applicable Law and (ii) as of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened material litigation relating to any International Employee Plan.

(h) Neither the execution and delivery of this Agreement, the Company Stockholder Approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event), (i) result in, or accelerate the time of, vesting or payment, funding or delivery of, or materially increase the amount or value of, any payment or benefit to any current or former employee, officer, director or other service provider of any of the Acquired Corporations; (ii) limit the right of any of the Acquired Corporations to amend, merge or terminate any Employee Plan or related trust on or following the Effective Time or (iii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G of the Code.

Section 3.16 Labor Matters.

(a) Part 3.16(a) of the Company Disclosure Schedule sets forth a true and complete list of any collective bargaining agreement or other Contract with a labor organization, works council or like organization that any of the Acquired Corporations is party to or otherwise bound by. To the knowledge of the Company, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organization or labor unions, to organize any employees of any of the Acquired Corporations.

(b) As of the date hereof, (i) there is no material strike, slowdown, work stoppage, lockout, walk out, job action, picketing or other labor dispute, pending, or, to the knowledge of the Company, threatened and (ii) there is no claim, grievance or complaint pending or, to the knowledge of the Company, threatened relating to wages and hours, leave of absence, plant closing notification, employment statute or regulation, workplace harassment, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any current or former employee that involves a material liability or material potential liability, including charges of unfair labor practices (including equal employment opportunity Laws), or material complaints concerning terms and conditions of employment, occupational safety and health, affirmative action, employee privacy or harassment.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Acquired Corporations are in compliance with all applicable Laws respecting labor, employment, fair employment and labor practices (including equal employment opportunity Laws), discrimination and harassment, retaliation, immigration, sexual harassment, terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, wages and hours, classification of workers and employees, notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 and any other similar applicable foreign, state, or local statutes or regulations of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event), and wages and hours.

Section 3.17 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) No notice, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Legal Proceeding is pending and, to the knowledge of the Company, is threatened by any Governmental Body or other Person relating to or arising out of any failure of the Acquired Corporations to comply with any Environmental Law.

(b) The Acquired Corporations are and have been in compliance with all Environmental Laws and all Environmental Permits of the Acquired Corporations.

(c) There has been no release by the Acquired Corporations, or for which any of the Acquired Corporations would reasonably be expected to be liable by Company Contract or by operation of Law, of any Hazardous Substance at, under, from or to any facility or real property currently or formerly owned, leased or operated by the Acquired Corporations.

(d) There are no liabilities of the Acquired Corporations of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and, to the knowledge of the Company, there is no condition, situation or set of circumstances that would reasonably be expected to result in the basis for any such liability.

Section 3.18 Insurance. All material fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors and officers and fiduciaries policies and other liability insurance policies maintained by the Acquired Corporations in effect as of the date hereof (collectively, the “Insurance Policies”) provide full and adequate coverage for all normal risks incident to the business of the Acquired Corporations and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All Insurance Policies are in full force and effect and all premiums due and payable under all such Insurance Policies have been paid, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.19 Transactions with Affiliates. As of the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K, except as disclosed in the Company SEC Documents prior to the date of this Agreement.

Section 3.20 Legal Proceedings; Orders. (a) There is no Legal Proceeding pending or, to the knowledge of the Company, threatened in writing against any of the Acquired Corporations and (b) neither the Company nor any of its Subsidiaries is subject to any outstanding Order, which, in either case of (a) or (b), (i) would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (ii) would prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

Section 3.21 Authority; Binding Nature of Agreement.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform this Agreement and, subject to the Company Stockholder Approval, to consummate the Merger, subject only to the adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Company Stockholder Approval”). The Company Stockholder Approval is the only vote of the holders of any of the Company’s capital stock necessary to adopt this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement.

(b) The Company Board (at a meeting duly called and held) has (i) determined that the Merger is fair and in the best interests of the Company and its stockholders and approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement in accordance with the requirements of the DGCL and other applicable Law and resolved to recommend adoption of this Agreement to the holders of Shares (the “Company Board Recommendation”) and (ii) directed that this Agreement be submitted to the holders of Shares for their adoption.

(c) This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, is enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (clauses (i) and (ii), collectively, the “Bankruptcy and Equity Exception”).

Section 3.22 Section 203, Etc. Not Applicable. Assuming the accuracy of each of Parent’s and Merger Sub’s representations and warranties set forth in Section 4.7, the Company Board has taken all actions so that the restrictions (whether procedural, voting, approval, fairness or otherwise) applicable to business combinations contained in Section 203 of the DGCL are inapplicable to the execution, delivery and performance of this Agreement and the consummation of Merger and the other transactions contemplated by this Agreement. No (a) “fair price,” “moratorium,” “control share acquisition” or other similar Takeover Law, (b) anti-takeover provision in the Company Charter Documents or (c) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

Section 3.23 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, applicable Antitrust Laws and the listing requirements of the NYSE and the filing of the S-4 Registration Statement (including the Proxy Statement/Prospectus), the execution, delivery and performance of this Agreement by the Company do not and the consummation by the Company of the transactions contemplated by this Agreement will not (i) result in any violation or breach of, or a default under, any provision of the Company Charter Documents or the charter or organizational documents of any of the other Acquired Corporations, (ii) assuming compliance with the matters described in Section 3.23(b), result in a violation or breach of any provision of any applicable Law or Order, (iii) result in any violation or breach of, or default under, or any loss of any benefit under, or result in termination or give to others any right of termination, acceleration or cancellation of any Material Contract or (iv) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) on any assets of any of the Acquired Corporations, with such exceptions, in the case of each of clauses (i), (ii), (iii) and (iv), as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(b) Except for filings required by the Exchange Act, the Securities Act, the DGCL, the Antitrust Laws and the rules and regulations of the NYSE, and assuming the filing of the S-4 Registration Statement (including the Proxy Statement/Prospectus) and obtaining the Company Stockholder Approval and Parent Shareholder Approval, the Company is not required to give notice to, deliver any report to, make any filing with, or obtain any consent or waiver from any Governmental Body in connection with the execution, delivery and performance of this Agreement, including the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, except those notices, reports or filings that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.24 Fairness Opinion. The Company Board has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) of Merrill Lynch, Pierce, Fenner & Smith Incorporated as financial advisor to the Company (the “Company Financial Advisor”), to the effect that, as of the date of such opinion, and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock is fair to such holders from a financial point of view. The Company will make available to Parent a signed copy of the fairness opinion as soon as practicable following the execution of this Agreement.

Section 3.25 Financial Advisor. Neither the Company nor any of its respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement, except that the Company has employed the Company Financial Advisor. The Company has disclosed to Parent the reasonable approximation of the amount of any and all brokerage fees, commissions or finder’s fees incurred or expected to be incurred by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 3.26 No Appraisal Rights. No appraisal rights shall be available to the holders of Shares in connection with the Merger pursuant to the DGCL.

Section 3.27 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Acquired Corporations or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated hereby, and the Company expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub or any of their respective Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or any of their respective businesses or (b) any oral or, except for the representations and warranties made by the Company in this Article III, written information made available to Parent, Merger Sub or any of their Affiliates or Representatives in the course of their evaluation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent SEC Documents filed with the SEC prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding part or subpart of the Parent Disclosure Schedule (it being agreed that for purposes of the representations and warranties set forth in this Article IV, disclosure of any item in any part or subpart of the Company Disclosure Schedule shall be deemed disclosure with respect to any other part or subpart to which the relevance of such item is reasonably apparent on its face), Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1 Due Organization.

(a) Parent is a corporation duly incorporated and validly existing and in active status under the laws of the State of Wisconsin. Parent has the corporate power and authority to own, lease and operate its properties and to carry on its business as it is now conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement. Parent is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification or licensure is necessary, except for those jurisdictions where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement.

(b) Parent does not own, directly or indirectly, any capital stock of, or any equity interest of, or any other security of any nature in, any other Entity, other than the Entities identified in Part 4.1(b)(ii) of the Parent Disclosure Schedule.

(c) Each Significant Subsidiary of Parent and Merger Sub is a legal entity duly incorporated or organized (as applicable), validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each other Subsidiary of Parent is a legal entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, and each of the Subsidiaries of Parent has the corporate or other relevant organizational power and authority to own, lease and operate its properties and to carry on its business as it is now conducted, except where the failure to be so incorporated, organized, existing or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement. Each Subsidiary of Parent is duly qualified or licensed to do business as a foreign Entity and is in good standing in each jurisdiction where such qualification or licensure is necessary, except for those jurisdictions where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement. Parent has delivered or made available to the Company or the Company’s Representatives prior to the date of this Agreement accurate and complete copies of the articles of incorporation, certificate of incorporation and bylaws, as applicable, of Parent and Merger Sub, including all amendments thereto, as in effect on the date hereof. Parent’s and Merger Sub’s articles of incorporation, certificate of incorporation and bylaws so delivered are in full force and effect.

(d) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement or as required to comply with applicable Law. The authorized capital stock of Merger Sub consists of one hundred (100) shares of common stock, without par value, of which one (1) share is validly issued and outstanding. Parent is the sole stockholder and owns all of the outstanding capital stock of Merger Sub.

Section 4.2 Capitalization. The authorized capital stock of Parent consists of 80,000,000 shares of Parent Class A Common Stock, 80,000,000 shares of class B common stock, par value $0.025 per share, 20,000,000 shares of class C common stock, par value $0.025 per share, and 500,000 shares of preferred stock, par value $0.01 per share. As of October 26, 2018, (x) 38,115,225 shares of Parent Class A Common Stock were issued and outstanding (inclusive of 2,342,259 Parent Restricted Shares and 231,789 shares of Parent Class A Common Stock underlying Parent DSUs) and 2,196,601 shares of Parent Class A Common Stock were held in Parent’s treasury, (y) 13,556,858 shares of class B common stock of Parent were issued and outstanding and no shares of class B common stock of Parent were held in Parent’s treasury and (z) no shares of class C common stock of Parent or preferred stock of Parent were issued and outstanding and 475,906 shares of class C common stock of Parent were held in Parent’s treasury. As of the date of this Agreement, Parent has no shares of capital stock reserved for issuance, except that as of October 26, 2018, there were (a) 942,315 shares of Parent Class A Common Stock reserved for issuance pursuant to the vesting, exercise and settlement of Parent Options, (b) 114,018 shares of Parent Class A Common Stock reserved for issuance upon the settlement or vesting of Parent RSUs and (c) 231,789 shares of Parent Class A Common Stock reserved for issuance upon the settlement or vesting of Parent DSUs (which are already included in the number of shares outstanding above). All of the issued and outstanding Parent Shares have been, and all of the shares of Parent Class A Common Stock to be issued pursuant to the Merger will be when issued, duly authorized and validly issued, fully paid and nonassessable and not issued in violation of any preemptive rights or rights of first refusal created by Law, Parent’s organizational documents or any Contract to which Parent or any of its Subsidiaries is a party or by which it or its assets are bound. Except as set forth above, there are no outstanding preemptive or other outstanding rights, obligations, subscriptions, options, units, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, convertible securities, calls, commitments or similar derivative securities or agreements, arrangements or rights of any kind that obligate Parent to purchase or issue any shares of capital stock or other securities of Parent or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon issuance of any shares of Parent Class A Common Stock in accordance with the terms of the Parent Equity Plans, such shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrances created by Parent.

Section 4.3 Authority; Binding Nature of Agreement.

(a) Parent and Merger Sub have, as applicable, the requisite corporate power and authority and have taken all corporate action necessary in order to execute, deliver and perform this Agreement and to consummate the Merger, subject only to (i) the Parent Shareholder Approval and (ii) the adoption of this Agreement by Parent as sole stockholder of Merger Sub (which will occur promptly following the execution of this Agreement). This Agreement has been duly executed and delivered by Parent and Merger Sub, as applicable, and constitute the legal, valid and binding obligation of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, are enforceable against Parent and Merger Sub, as applicable, in accordance with their terms, subject to (a) laws of general application relating to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. The Parent Shareholder Approval is the only vote of the holders of any of Parent’s capital stock necessary to approve the Parent Share Issuance, as required by Section 312.03(c) of the NYSE Listed Company Manual.

(b) The Parent Board (at a meeting duly called and held) has (i) unanimously approved this Agreement, the Merger and the Parent Share Issuance, (ii) recommended that the shareholders of Parent approve the Parent Share Issuance and (iii) directed that the Parent Share Issuance be submitted to the consideration and vote of the shareholders of Parent at the Parent Shareholders Meeting (the “Parent Board Recommendation”).

Section 4.4 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, applicable Antitrust Laws and the listing requirements of the NYSE and the filing of the S-4 Registration Statement (including the Proxy Statement/Prospectus), the execution, delivery and performance of this Agreement by Parent and Merger Sub do not and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement will not (with or without notice or lapse of time, or both): (i) result in any violation or breach of, or a default under, any provision of the articles of incorporation, bylaws or certificate of organization, as applicable, of Parent or Merger Sub, (ii) assuming compliance with the matters described in Section 4.4(b), result in a violation or breach of any provision of any applicable Law or Order; (iii) result in any violation or breach of, or default under, or any loss of any benefit under, or result in termination or give to others any right of termination, acceleration or cancellation of any Contract to which Parent or Merger Sub is a party, or by which they or any of their respective properties or assets may be bound or affected or (iv) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) on any asset of Parent or Merger Sub, with such exceptions, in the case of each of clauses (i), (ii), (iii) and (iv), as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) Except for filings required by the Exchange Act, the Securities Act, the DGCL, the Antitrust Laws and the rules and regulations of NYSE, and assuming the filing of the S-4 Registration Statement (including the Proxy Statement/Prospectus) and obtaining the Company Stockholder Approval and Parent Shareholder Approval, Parent is not required to give notice to, deliver any report to, make any filing with, or obtain any consent or waiver from any Governmental Body in connection with the execution, delivery and performance of this Agreement, including the consummation by Parent or Merger Sub of the Merger, and the other transactions contemplated by this Agreement, except those notices, reports or filings that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5 Legal Proceedings; Orders. (a) There is no Legal Proceeding pending or, to the knowledge of Parent, threatened in writing against Parent or Merger Sub and (b) neither Parent nor any of its Subsidiaries is subject to any outstanding Order, which, in either case of (a) or (b), (i) would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or (ii) would prevent or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement.

Section 4.6 IT Systems. Since October 1, 2016, there have been no security breaches, unauthorized access, failures or unplanned outages or other adverse integrity or security access incidents affecting the technology and computer systems and infrastructure, including software, hardware, middleware, networks, servers, workstations, and routers owned or used by Parent or its Subsidiaries, including information and transactions stored or contained therein or transmitted thereby, in a manner that, individually or in the aggregate, would reasonably be expected to result in a Parent Material Adverse Effect.

Section 4.7 Ownership of Company Common Stock. None of Parent or Merger Sub is, or at any time since October 1, 2016 has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times since October 1, 2016, neither Parent nor any of Parent’s Affiliates has owned, beneficially or otherwise, any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares.

Section 4.8 SEC Filings; Financial Statements.

(a) Since October 1, 2016, Parent has filed (or furnished) on a timely basis all reports, schedules, forms, statements and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required to be filed with (or furnished to) the SEC by Parent (such documents and any such additional documents filed with (or furnished to) the SEC after the date of this Agreement, the “Parent SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last amendment, each Parent SEC Document complied, or if filed (or furnished) subsequent to the date of this Agreement, will comply, as to form in all material respects with the requirements of the Securities Act, the Exchange Act or Sarbanes-Oxley, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document. As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of such latest amendment, no Parent SEC Document contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and no Parent SEC Document filed with (or furnished to) the SEC pursuant to the Exchange Act subsequent to the date of this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no amendments or modifications to the Parent SEC Documents that are required to be filed with (or furnished to) the SEC, but that have not yet been filed with (or furnished to) the SEC.

(b) Each of the consolidated balance sheets included in or incorporated by reference into the Parent SEC Documents (including the related notes and schedules) and each of the consolidated statements of operations, cash flows and shareholders’ equity (including any related notes and schedules) (i) complied as to form or will comply, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared, or will be prepared, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be noted therein or in the notes thereto) and (iii) fairly presented (except as may be indicated in the notes thereto) in all material respects, with respect to the consolidated balance sheets, the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and, with respect to the consolidated statements of operations, cash flows and shareholders’ equity their consolidated results of operations and cash flows for the periods presented therein (subject to notes and normal and year-end adjustments that will not be material in amount or effect in the case of any unaudited statements).

(c) Parent maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that is reasonably designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board: (i) any “significant deficiency” (as defined in Rule 12b-2 of the Exchange Act) in the design or operation of its system of internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and has identified for Parent’s auditors or the audit committee of the Parent Board any “material weaknesses” (as defined in Rule 12b-2 of the Exchange Act) or (ii) any fraud, whether or not material, that involves Parent’s management or other employees who have a significant role in Parent’s internal control over financial reporting.

(d) Parent maintains disclosure controls and procedures required by Rules 13a-15 and 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents.

(e) Since October 1, 2016, (i) Parent has not received any written material complaint regarding accounting, internal accounting controls or auditing matters of Parent or any material written concerns from employees of Parent regarding questionable accounting or auditing matters with respect to Parent and (ii) no attorney representing Parent, whether or not employed by Parent, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or audit committee thereof or to the chief legal officer of Parent pursuant to the rules of the SEC adopted under Section 307 of Sarbanes-Oxley.

(f) Parent is and has been in compliance in all material respects with the applicable listing and governance rules and regulations of NYSE.

Section 4.9 Certain Business Practices. (a) Each of Parent and its Subsidiaries is in compliance in all material respects with the FCPA and any other U.S. or foreign Law concerning anti-corruption or anti-bribery applicable to any of Parent or its Subsidiaries and (b) none of Parent or its Subsidiaries is, to the knowledge of Parent, being investigated by any Governmental Body with respect to, or been given notice in writing by a Governmental Body of, any violation by any of Parent or its Subsidiaries of the FCPA or any other U.S. or foreign Law concerning anti-corruption or anti-bribery applicable to any of Parent or its Subsidiaries. None of Parent or its Subsidiaries nor, to the knowledge of Parent, any Parent Associate acting for or on behalf of any of Parent or its Subsidiaries has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or employee or any political party or candidate for political office or Governmental Body for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Body to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage that has resulted in a material violation of the FCPA and any other U.S. or foreign Law concerning anti-corruption or anti-bribery applicable to Parent or its Subsidiaries. For purposes of this provision, an “official or employee” includes any known official or employee of any directly or indirectly government-owned or -controlled entity, and any known officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

Section 4.10 Labor Matters.

(a) Part 4.10(a) of the Parent Disclosure Schedule sets forth a true and complete list of any collective bargaining agreement or other Contract with a labor organization, works council or like organization that Parent or its Subsidiaries is party to or otherwise bound by. To the knowledge of Parent, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organization or labor unions, to organize any employees of Parent or any of its Subsidiaries.

(b) As of the date hereof, (i) there is no material strike, slowdown, work stoppage, lockout, walk out, job action, picketing or other labor dispute, pending, or, to the knowledge of Parent, threatened and (ii) there is no claim, grievance or complaint pending or, to the knowledge of Parent, threatened relating to wages and hours, leave of absence, plant closing notification, employment statute or regulation, workplace harassment, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any current or former employee that involves a material liability or material potential liability, including charges of unfair labor practices (including equal employment opportunity Laws), or material complaints concerning terms and conditions of employment, occupational safety and health, affirmative action, employee privacy or harassment.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment and labor practices (including equal employment opportunity Laws), discrimination and harassment, retaliation, immigration, sexual harassment, terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, wages and hours, classification of workers and employees, notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 and any other similar applicable foreign, state, or local statutes or regulations of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event), and wages and hours.

Section 4.11 Privacy Policies. Except as has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, Parent and its Subsidiaries (i) have privacy policies regarding the collection and use of Personal Information and (ii) since October 1, 2016 have complied with their respective privacy policies and all applicable Laws regarding information privacy and security and the collection, use, disposal, disclosure, maintenance and transmission of Personal Information in connection with business and operations of the Parent and its Subsidiaries. Since October 1, 2016, there has been no unauthorized access to or misuse of any Personal Information maintained by or on behalf of the Parent or its Subsidiaries in a manner that, individually or in the aggregate, would reasonably be expected to result in a Parent Material Adverse Effect.

Section 4.12 Absence of Changes. Since the filing of Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, (a) Parent has conducted its business in the ordinary course and (b) there has not been any effect, change, event, occurrence, development, circumstance, condition or state of facts that, individually or in the aggregate, has had, or would reasonably expected to have a Parent Material Adverse Effect.

Section 4.13 Compliance with Laws; Licenses; Regulatory Matters.

(a) Except as would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect or prevent or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement, the businesses of Parent and its Subsidiaries are and, since October 1, 2016, have been in compliance with all applicable Law.

(b) Each of Parent and its Subsidiaries is in compliance in all material respects with relevant sanctions and export control Laws and regulations applicable to Parent and its Subsidiaries, including the United States International Traffic in Arms Regulations, the Export Administration Regulations, and United States sanctions Laws and regulations administered by OFAC, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) None of Parent or its Subsidiaries is the subject of any pending or, to Parent’s knowledge, threatened (in writing) investigation by any other Governmental Body, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement.

(d) Parent and its Subsidiaries each has all material permits, clearances, authorizations, licenses, registrations and other Governmental Authorizations required by any foreign or domestic Governmental Body to permit the conduct of its business as currently conducted and all such Governmental Authorizations are valid and in full force and effect, except where such failure to have or be valid and in full force and effect, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.14 Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries, whether or not accrued, contingent or otherwise, required to be disclosed on a balance sheet prepared in accordance with GAAP, except for: (a) liabilities and obligations reflected on Parent’s consolidated balance sheets (including any related notes) included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2017; (b) liabilities and obligations incurred in the ordinary course of business since December 31, 2017; (c) liabilities and obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (d) liabilities and obligations incurred in connection with the Merger and the other transactions contemplated by this Agreement.

Section 4.15 Financing. Parent has provided the Company with a correct and complete copy of a fully executed debt commitment letter and term sheets, including all exhibits, schedules or amendments thereto as of the date of this Agreement (as it may be amended from time to time, the “Debt Commitment Letter”, together with the customary fee letter(s) referred to below), dated as of the date hereof, from its lenders party thereto pursuant to which such lenders have committed, subject to the terms and conditions set forth therein, to provide the financing commitments specified therein. Except for the Debt Commitment Letter, as of the date of this Agreement, Parent is not party to any Contract relating to the funding of such financing (except for customary fee letters, fee credit letters, and engagement letters, correct and complete copies of which have been delivered by Parent to the Company on or prior to the date of this Agreement (other than with respect to redacted fees, fee amounts, pricing terms, pricing caps, “market flex” provisions and other economic terms) that do not contain provisions that impose any additional conditions to the funding of the financing not otherwise set forth in the Debt Commitment Letter). The obligations of the lenders party to the Debt Commitment Letter to fund the commitments under the Debt Commitment Letter are not subject to any conditions other than as set forth in the Debt Commitment Letter. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect, and constitutes the legal, valid and binding obligation of Parent and each of the other parties thereto, and has not been terminated. Prior to the date hereof, the commitment contained in the Debt Commitment Letter has not been withdrawn or rescinded in any respect (and no party thereto has indicated an intent to so withdraw or rescind) or otherwise amended or modified in any respect. As of the date hereof, Parent is not in breach of any of the terms or conditions set forth in the Debt Commitment Letter and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach by Parent or failure by Parent to satisfy a condition precedent set forth therein. As of the date hereof, Parent has fully paid any and all commitment fees or other fees on the dates and to the extent required by the Debt Commitment Letter. The aggregate proceeds contemplated by the Debt Commitment Letter, together with available cash on hand of Parent, shall be sufficient to enable Parent to complete the Merger and to satisfy the obligations of Parent under this Agreement, including any outstanding indebtedness of the Company required in connection with the Merger or as otherwise contemplated by this Agreement and the Debt Commitment Letter and any fees and expenses in connection thereof.

Section 4.16 Fairness Opinion. The Parent Board has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) of J.P. Morgan Securities LLC as financial advisor to Parent (the “Parent Financial Advisor”), to the effect that, as of the date of such opinion, and subject to the factors and assumptions set forth therein, the Exchange Ratio provided for in this Agreement is fair to Parent from a financial point of view. Parent will make available to the Company a signed copy of the fairness opinion as soon as practicable following the execution of this Agreement.

Section 4.17 Takeover Statutes. No (a) “fair price,” “moratorium,” “control share acquisition” or other similar Takeover Law or (b) anti-takeover provision in the articles of incorporation or bylaws of Parent is applicable to Parent, Merger Sub, the shares of Parent Class A Common Stock to be issued in connection with the Merger or the other transactions contemplated by this Agreement.

Section 4.18 Brokers. With the exception of the engagement of the Parent Financial Advisor and BDT & Company, LLC by Parent, whose fees will be paid by Parent, no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.19 Transactions with Affiliates. As of the date of this Agreement, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K, except as disclosed in the Parent SEC Documents prior to the date of this Agreement.

Section 4.20 No Other Representations and Warranties. Except for the representations and warranties made by Parent and Merger Sub in this Article IV, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated hereby, and each of Parent and Merger Sub hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing, none of Parent, Merger Sub or any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Parent, any of its Affiliates or any of their respective businesses or (b) any oral or, except for the representations and warranties made by Parent or Merger Sub in this Article IV, written information made available to the Company or any of its Affiliates or Representatives in the course of their evaluation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

Article V

CERTAIN COVENANTS OF THE PARTIES

Section 5.1 Access and Investigation.

(a) Subject to applicable Law and the other provisions of this Section 5.1, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement (the “Pre-Closing Period”), upon reasonable advance notice to the other party, the Company and Parent each shall, and shall cause their respective Subsidiaries to: afford the other party and its Representatives reasonable access during its normal business hours to its officers, employees, agents, properties, offices and other facilities and to all existing books, Contracts, records, work papers (upon receipt of any required consents from any party) and other documents and information concerning its business, properties and personnel as may be reasonably requested. All requests for information made pursuant to this Section 5.1(a) shall be directed to the executive officer or other Person designated by the Company or Parent, as applicable. In addition, during the Pre-Closing Period, the Company shall, and shall cause the other Acquired Corporations to, (A) furnish, as promptly as reasonably practicable, to Parent a copy of all interim financial statements prepared in the ordinary course of business as the same become available and (B) subject to applicable Law, cooperate with Parent as it reasonably requests to assist Parent in planning to implement Parent’s plans for conducting the combined operations of Parent and its Subsidiaries, together with the Acquired Corporations, after the Effective Time; provided, however, that in no event shall any action described in clauses (A) and (B) interfere unreasonably with the normal operation of the business of the Company. With respect to the information disclosed pursuant to this Section 5.1, the Company and Parent shall each comply with, and shall instruct their respective Representatives to comply with, all of its confidentiality and non-use obligations under the Confidentiality Agreement dated May 23, 2018, between the Company and Parent and the Clean Team Confidentiality Agreement dated October 4, 2018 between the Company and Parent (collectively, the “Confidentiality Agreement”). Notwithstanding anything herein to the contrary, none of the Company, Parent or Merger Sub shall, and shall cause their respective Representatives not to, contact any customer or vendor of the other party in connection with the Merger or any of the other transactions contemplated by this Agreement without the other party’s prior written consent, and the Company, Parent and Merger Sub each acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company, Parent or Merger Sub, as applicable, and nothing in this Section 5.1(a) shall limit the ability of the Company and Parent to continue to compete with each other for customers.

(b) Nothing in Section 5.1(a) shall require the Company or Parent to permit any access or to disclose or otherwise make available any information to the other party (or to take any actions otherwise required to be taken by it under Section 5.1(a)) if such disclosure or action would, in its reasonable discretion based on the advice of counsel, (i) jeopardize any attorney client or other legal privilege (provided, that it will nonetheless provide the other party and its applicable Representatives with appropriate information regarding the factual basis underlying any circumstances that resulted in the preparation of such privileged analyses so long as such privilege will not be jeopardized thereby) or (ii) result in the disclosure of any trade secrets of any third parties or contravention of any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement, including any confidentiality agreement to which such party or its Affiliates is a party (provided, that it shall use its reasonable best efforts to promptly obtain the consent of any such agreement’s counterparty to such inspection or disclosure). The Company and Parent will each use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure under circumstances in which the restrictions of the preceding sentence apply. Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate any information requested pursuant to Section 5.1(a) as competitively sensitive material that is to be exchanged pursuant to the Clean Team Confidentiality Agreement or provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties.

(c) No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent or Merger Sub set forth in this Agreement.

Section 5.2 Conduct of the Parties.

(a) Operation of the Company’s Business. During the Pre-Closing Period, except (w) as expressly required under this Agreement, (x) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (y) as required by applicable Law or (z) as specifically set forth in Part 5.2(a) of the Company Disclosure Schedule, the Company shall conduct, and shall cause each of the other Acquired Corporations to conduct, its business and operations in the ordinary course of business in all material respects and shall use commercially reasonable efforts to (A) preserve intact the business organization and material assets of the Acquired Corporations, (B) keep available the services of the present officers and key employees of the Acquired Corporations and (C) maintain existing relations and goodwill with customers, suppliers, licensors, licensees and distributors. Without limiting the generality of the foregoing, during the Pre-Closing Period, except (1) as specifically required under this Agreement, (2) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (3) as required by applicable Law or (4) as set expressly forth in Part 5.2(a) of the Company Disclosure Schedule, the Company shall not and shall not permit any of the other Acquired Corporations to:

(i) declare, accrue, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or otherwise) in respect of any shares of capital stock or other securities, other than dividends or distributions between or among any of the Acquired Corporations to the extent in the ordinary course of business and the Company’s regular quarterly dividends, not to exceed $0.26 per share per quarter payable in cash and declared and paid consistent with prior timing;

(ii) directly or indirectly repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, including any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance stock unit or right to acquire any capital stock or other security, other than acquisitions by the Company of Shares in satisfaction by holders of Company Equity Awards of the exercise price and/or withholding taxes or as a result of forfeiture, as applicable;

(iii) sell, issue, grant or authorize the issuance or grant of any capital stock or other security of any of the Acquired Corporations, including (A) any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance stock unit or right to acquire any capital stock or other security of any of the Acquired Corporations and (B) any instrument convertible into or exchangeable for any capital stock or other security of any of the Acquired Corporations, in each case, other than (y) the issuance of shares of capital stock or other securities by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company or (z) the issuance of Shares upon the exercise of Company Options or the vesting of other Company Equity Awards that are outstanding on the date of this Agreement in accordance with their terms and the Company Equity Plans as in effect on the date of this Agreement (or as may be amended or granted or awarded not in violation of this Agreement);

(iv) split, subdivide, combine or reclassify the outstanding shares of capital stock of the Company or enter into any agreement with respect to voting of any of the capital stock or other securities of any of the Acquired Corporations or any securities convertible into or exchangeable for any of the capital stock or other securities of any of the Acquired Corporations, other than acquisitions by the Company of Shares in satisfaction by holders of Company Equity Awards of the exercise price and/or withholding taxes or as a result of forfeiture, as applicable;

(v) except as required pursuant to an Employee Plan in effect as of the date of this Agreement (or as may be implemented or amended not in violation of this Agreement), (A) enter into, establish, adopt, materially amend or modify or terminate any Employee Plan or any other arrangement that would have constituted an Employee Plan had it been in effect as of the date of this Agreement, (B) take any action to materially amend, modify or waive any of its rights under, or accelerate the vesting criteria or vesting requirements of payment of, or fund or in any other way secure the payment of, any compensation or benefit under, any collective bargaining agreement or any Employee Plan, (C) increase in any manner the compensation of any Company Associate (except for increases in base salary and base wages (other than salary and wage increases related to promotions, changes in salary and wage rates for new hires, and internal equitable adjustments) in the ordinary course of business that do not exceed $20,000,000 in the aggregate for all employees who are not participants in the Key Employee Severance Plan and the payment of annual bonuses as contemplated in Part 5.2(a)(v) of the Company Disclosure Schedule), (D) issue or forgive any loans (other than routine travel advances or similar business expense advances issued in the ordinary course of business, and the use of credit cards of any of the Acquired Corporations in accordance with the express terms of the applicable Acquired Corporation’s written policy with respect thereto in effect as of the date of this Agreement) to Company Associates, (E) accelerate any payment or benefit payable or to become payable, or the funding of any benefit or payment, to any Company Associate, (F) waive, release or condition any non-compete, non-solicit, non-disclosure, confidentiality or other restrictive covenant owed to any of the Acquired Corporations by any Company Associate, (G) hire any employee whose base salary or base wages exceeds $150,000 per year, (H) terminate, other than for cause, the employment or engagement of any Company Associate whose base salary or base wages exceeds $150,000 per year or (I) withdraw from any Multiemployer Plan;

(vi) amend, modify or waive any provision of, or permit the adoption of any amendment to, the Company Charter Documents or any of the organizational or charter documents of any of the Acquired Corporations, other than in immaterial respects in relation to any Subsidiary of the Company;

(vii) incur, repurchase, assume or guarantee any Indebtedness or enter into any arrangement having the effect of the foregoing except (x) for borrowings under the Credit Facility in the ordinary course of business not to exceed the maximum amount permitted to be incurred by the terms of the Credit Facility (as in effect on the date hereof), (y) other Indebtedness not for borrowed money incurred in the ordinary course of business and to the extent not prohibited by the Credit Facility, or (z) in respect of Indebtedness owing by any wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(viii) acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof, other than in a transaction between two wholly owned Subsidiaries of the Company or between a wholly owned Subsidiary of the Company and the Company;

(ix) other than as provided by and consistent with the Company’s capital budget set forth in Part 5.2(a)(ix) of the Company Disclosure Schedule, make any capital expenditures;

(x) other than as set forth in Parts 5.2(a)(viii) and 5.2(a)(ix) of the Company Disclosure Schedule, (A) acquire, license or sublicense any material asset, including material Intellectual Property Rights, from any other Person (other than in the ordinary course of business), (B) sell or otherwise dispose of, or grant any lease, license or sublicense, in or to, any business product line or material asset, including material Intellectual Property Rights, to any other Person (other than in the ordinary course of business), (C) waive or relinquish, abandon, allow to lapse or encumber (except for any Permitted Encumbrance) any business product line or material asset, including material Intellectual Property Rights or (D) enter into any new line of business other than lines of business reasonably related to or ancillary to any existing line of business, other than, in the case of clauses (B) and (C), pursuant to transactions where the amount of consideration paid or transferred in connection with such transaction would not exceed $1,000,000 individually or $2,500,000 in the aggregate;

(xi) other than in the ordinary course of business, (A) enter into any Contract that would have been a Material Contract of the type described in clauses (i), (ii), (iii), (v) or (vi) of Section 3.8(a) or any Lease Agreement (collectively, the “Restrictive Contracts”) had it been entered into prior to this Agreement, (B) amend or waive any material rights pursuant to or in any Restrictive Contract or the Credit Facility or (C) terminate any Restrictive Contract or the Credit Facility, other than (x) expirations of any such Restrictive Contract in accordance with the terms of such Contract or (y) non-exclusive licenses, covenants not to sue, releases or waivers or other rights under Intellectual Property Rights owned by the Company or any of its Subsidiaries, in each case, granted in the ordinary course of business;

(xii) (A) materially change any of its accounting methods, policies or procedures unless required by GAAP or applicable Law or (B) make any material Tax election or change any material Tax election already made, change any material Tax accounting method, amend any material Tax Return, change any material Tax accounting method, enter into any material closing agreement, settle any claim or assessment relating to material Taxes, consent to any claim or assessment relating to material Taxes or, other than in the ordinary course of business, consent to any waiver of the statute of limitations for any such claim or assessment;

(xiii) settle or compromise any Legal Proceedings requiring the payment of any amount other than settlements in the ordinary course of business involving the payment of an amount less than $500,000 individually or $2,000,000 in the aggregate or on a basis that would result in the imposition of any Order that would restrict the future activity or conduct of the Company or any of its Subsidiaries or a finding or admission of a violation of Law or violation of the rights of any Person;

(xiv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Corporations (other than the Merger or any such transactions among the Company’s wholly-owned Subsidiaries);

(xv) enter into any collective bargaining, agreement to form a work council or other union or similar agreement or commit to enter into any such agreements;

(xvi) except in connection with actions permitted by Section 5.3 and Article VII, (A) take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Company with respect to an Acquisition Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Merger Sub, or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement or (B) take any action that would reasonably be expected to, individually or in the aggregate, prevent or materially impair the consummation of the Merger, or the other transactions contemplated by this Agreement; or

(xvii) agree or commit to take, or authorize, recommend, propose or announce an intention to take, any of the foregoing actions described in clauses (i) through (xvi) of this Section 5.2(a).

(b) Operations of Parent’s Business. During the Pre-Closing Period, except as (x) set forth in Part 5.2(b) of the Parent Disclosure Schedule, (y) specifically required by this Agreement or (z) required by Law, Parent shall not, and shall not permit any of its wholly owned Subsidiaries, including Merger Sub, to, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned):

(i) declare, accrue, set aside, pay or make any dividends or other distributions (whether in cash, stock, property or otherwise) on or in respect of any of its capital stock, other than (y) dividends or distributions by a direct or indirect wholly owned Subsidiary of Parent to Parent or to another direct or indirect wholly owned Subsidiary of Parent to the extent in the ordinary course of business, (z) regular quarterly dividends not to exceed $0.30 per share per quarter payable in cash, declared and paid consistent with prior timing;

(ii) make any repurchase or other acquisitions of any outstanding shares of capital stock of Parent, other than (A) repurchases or other acquisitions of Parent Class A Common Stock in open market transactions at market prices or (B) acquisitions by Parent of Parent Class A Common Stock in satisfaction by holders of Parent Options, Parent Restricted Shares, Parent RSUs or Parent DSUs of the exercise price and/or withholding taxes or as a result of forfeiture, as applicable;

(iii) issue, sell, dispose of or grant, or authorize the issuance, sale, disposition or grant of, any shares of any class of its capital stock, except upon the vesting of restricted stock units or deferred stock units or the exercise of options, warrants, convertible securities or other rights of any kind to acquire any of its capital stock; provided, however, that the foregoing shall not prohibit issuances of capital stock, restricted stock, restricted stock units, deferred stock units, options, warrants, convertible securities or other rights of any kind to acquire any of its capital stock (A) as part of Parent Associate compensation in the ordinary course of business or (B) pursuant to the terms of any employee benefit plan or arrangement or any employment or other compensation Contract in effect as of the date of this Agreement (or established or entered into in the ordinary course of business following the date of this Agreement);

(iv) split, subdivide, combine or reclassify the shares of capital stock of Parent, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any shares of the capital stock of Parent;

(v) amend Parent’s articles of incorporation or bylaws (whether by merger, consolidation or otherwise);

(vi) take or omit to take any action that causes the Parent Class A Common Stock to cease to be eligible for listing on the NYSE;

(vii) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or any business or division thereof, or otherwise acquire any assets, unless (x) such acquisition or the entering into of a definitive agreement relating to or the consummation of such transaction does not involve the issuance, sale, disposition or grant of any shares of any class of its capital stock or (y) such acquisition or the entering into of a definitive agreement relating to or the consummation of such transaction would not reasonably be expected to (A) impose any material delay in the obtaining of, or increase in any material respect the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Body necessary to consummate the Merger or the expiration or termination of any applicable waiting or approval period, (B) increase the risk in any material respect of any Governmental Body entering an order prohibiting the consummation of the Merger or (C) increase in any material respect the risk of not being able to remove any such order on appeal or otherwise;

(viii) take any action in respect of, effect or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries (other than the Merger or any such transactions among Parent’s wholly-owned Subsidiaries);

(ix) take any action that would reasonably be expected to, individually or in the aggregate, prevent or materially impair the consummation of the Merger, or the other transactions contemplated by this Agreement or impact Parent’s ability to take the actions set forth in Section 6.13 or any other actions required to consummate the Merger;

(x) (A) materially change any of its accounting methods, policies or procedures unless required by GAAP or applicable Law or (B) make any material Tax election or change any material Tax election already made, change any material Tax accounting method, amend any material Tax Return, change any material Tax accounting method, enter into any material closing agreement, settle any claim or assessment relating to material Taxes, consent to any claim or assessment relating to material Taxes or, other than in the ordinary course of business, consent to any waiver of the statute of limitations for any such claim or assessment; or

(xi) agree or commit to take any of the foregoing actions described in clauses (i) through (viii) of this Section 5.2(b).

(c) Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time. Prior to the Effective Time, each party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding anything in this Agreement to the contrary, no consent of Parent or the Company shall be required with respect to any matter set forth in this Section 5.2 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of legal counsel, violate applicable Antitrust Law. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to require compliance by any party if such compliance would result in the violation of any rule, regulation or policy of any applicable Law.

Section 5.3 No Solicitation.

(a) Until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Section 8.1:

(i) except as expressly permitted by this Section 5.3 or Section 5.4, the Company shall not, and shall cause its Subsidiaries not to, and shall direct and use reasonable best efforts to cause its Representatives and its Subsidiary’s Representatives not to, directly or indirectly (other than with respect to Parent and Merger Sub), (A) solicit, initiate, make, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations with any Third Party regarding, furnish to any Third Party non-public information or provide to any Third Party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, relating to, or as would reasonably be expected to lead to, an Acquisition Proposal, (C) enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement, Contract, commitment or agreement in principle or other similar agreement relating to, or that would reasonably be expected to lead to, an Acquisition Proposal (other than an Acceptable Confidentiality Agreement to the extent permitted by Section 5.3(b)) (an “Acquisition Agreement”), (D) take any action to make the provisions of any Takeover Law inapplicable to any transactions contemplated by an Acquisition Proposal or (E) propose publicly or agree to do any of the foregoing; and

(ii) the Company shall, and shall cause its Subsidiaries and the Company’s and its Subsidiaries’ Representatives to, (A) immediately cease and terminate any existing solicitation, activity, discussion or negotiation with any Third Party theretofore conducted by the Company, its Subsidiaries or their respective Representatives with respect to an Acquisition Proposal and (B) use reasonable best efforts to cause any such Third Party (and its Representatives) in possession of confidential information about any of the Acquired Corporations to return or destroy all such information.

Notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may in any event (x) seek to clarify the terms and conditions of any inquiry or proposal to determine whether such inquiry or proposal constitutes a bona fide Acquisition Proposal and (y) inform a Third Party that makes an Acquisition Proposal of the restrictions imposed by the provisions of this Section 5.3 (without conveying, requesting or attempting to gather any other information (except as otherwise specifically permitted hereunder)).

(b) Notwithstanding anything to the contrary in this Agreement, if, at any time prior to the time the Company Stockholder Approval is obtained, (i) the Company receives a bona fide written Acquisition Proposal, (ii) such Acquisition Proposal did not result from a material breach of Section 5.3(a), (iii) the Company Board reasonably determines in good faith, after consultation with the Company Financial Advisor and outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal and (iv) the Company Board reasonably determines in good faith, after consultation with outside legal counsel, that failing to take such action would be inconsistent with its fiduciary duties under applicable Law, then the Company may, prior to obtaining the Company Stockholder Approval, directly or indirectly through its Representatives, (A) furnish information and data with respect to the Company and the Subsidiaries of the Company to the Third Party making such Acquisition Proposal and provide access to the businesses, properties, assets and personnel of the Company and its Subsidiaries to such Third Party pursuant to an Acceptable Confidentiality Agreement and (B) enter into, maintain and participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal; provided, however, that the Company shall, and shall cause its Representatives to, substantially concurrently with the time such information or data is provided or made accessible to such Third Party, provide to Parent any information or data concerning the Company or the Subsidiaries of the Company or access provided to such Third Party that was not previously provided to Parent.

(c) From and after the date of this Agreement, the Company shall as promptly as reasonably practicable (and in any event within forty-eight (48) hours) in writing notify Parent of any proposals or offers received by, any information or access requested from, or any negotiations or discussions sought to be initiated or continued with the Company, any of its Subsidiaries or any Representatives of the Company or any of its Subsidiaries, in each case, in connection with, or which would reasonably be expected to lead to, an Acquisition Proposal, which notification shall identify the name of the Third Party making such proposal or request or seeking such negotiations or discussions and the material terms and conditions of such proposal or request and include copies of all material correspondence and written materials provided to the Company, its Subsidiaries or any Representatives of the Company or its Subsidiaries relating to such Acquisition Proposal. The Company shall (i) keep Parent reasonably informed on a prompt basis of the status of any developments, discussions or negotiations regarding any such Acquisition Proposal and the terms and conditions thereof (including any material change in the terms and conditions thereof) and (ii) within twenty-four (24) hours of receipt or delivery thereof, provide Parent and its outside legal counsel with a copy of all material documentation relating to such Acquisition Proposal that is exchanged between the Third Party (or its Representatives) making such Acquisition Proposal and the Company (or its Subsidiaries or Representatives of the Company or its Subsidiaries).

(d) The Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party, except if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(e) Nothing contained in this Section 5.3 or Section 5.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) and/or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or making any legally required disclosure to the Company’s stockholders with regard to the transactions contemplated by this Agreement or (ii) making any disclosure to the Company’s stockholders if, the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that any such disclosure (other than issuance by the Company of a “stop, look and listen communication” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act) that has the substantive effect of withdrawing or adversely modifying the Company Board Recommendation shall be deemed to be a Company Adverse Change Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c), unless the Company reaffirms the Company Board Recommendation.

Section 5.4 Company Recommendation.

(a) Except as provided in Section 5.3(e) and Section 5.4(b), none of the Company, the Company Board or any committee thereof shall (i) withhold, fail to include in (or remove from) the Proxy Statement/Prospectus, withdraw, adversely qualify or modify (or resolve, determine or propose publicly to withhold, fail to include in (or remove from) the Proxy Statement/Prospectus, withdraw, adversely qualify or modify) the Company Board Recommendation, (ii) adopt, approve, recommend, submit to stockholders or declare advisable (or resolve, determine or propose publicly to adopt, approve, recommend, submit to stockholders or declare advisable) any Acquisition Proposal, including any Superior Proposal (any action described in clauses (i) and (ii) being referred to as a “Company Adverse Change Recommendation”) or (iii) execute or enter into, or propose publicly to execute or enter into, an Acquisition Agreement (other than an Acceptable Confidentiality Agreement to the extent permitted by Section 5.3(b)).

(b) Notwithstanding the provisions of Section 5.3 and Section 5.4(a), at any time prior to the time the Company Stockholder Approval is obtained, the Company Board may, in response to a Superior Proposal received by the Company after the date of this Agreement, (x) make a Company Adverse Change Recommendation in connection therewith and/or (y) terminate this Agreement pursuant to Section 8.1(g), take the actions set forth in Section 5.3(a)(i)(D), pay the Termination Fee and enter into a definitive agreement with respect to such Superior Proposal, provided that any action described in this Section 5.4(b) may be taken if and only if:

(i) the Company receives a bona fide Acquisition Proposal that did not result from a material breach of Section 5.3(a) or Section 5.4(a);

(ii) the Company Board shall have determined in good faith, after consultation with the Company Financial Advisor and the Company’s outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal, and after consultation with the Company’s outside legal counsel, that the failure to take such action with respect to such Superior Proposal would be inconsistent with the fiduciary duties of the Company Board under applicable Law;

(iii) Parent shall have received from the Company prior written notice of the Company’s express intention to approve or recommend or enter into a definitive agreement with respect to the Superior Proposal at least five (5) business days prior to the date of such approval, recommendation or entry; and

(iv) (A) the Company shall have provided to Parent in writing the material terms and conditions of the Superior Proposal and copies of all material documents relating to the Superior Proposal; (B) the

Company shall have negotiated in good faith with Parent (and caused its Representatives to negotiate in good faith with Parent) during the five (5) business day period provided in the foregoing clause (iii) of this Section 5.4(b) with respect to any proposed revisions to this Agreement or other proposals made by Parent, if any, so that the Superior Proposal would no longer constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments and (C) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel and the Company Financial Advisor, the Company Board shall have determined in good faith that the Superior Proposal remains a Superior Proposal, and after consultation with the Company’s outside legal counsel, that the failure to approve or recommend or enter into a definitive agreement with respect to the Superior Proposal would be inconsistent with the fiduciary duties of the Company Board under applicable Law.

Notwithstanding the foregoing, any material amendment to the Superior Proposal shall be deemed to be a new Acquisition Proposal that is a Superior Proposal for purposes of this Section 5.4(b) and the Company shall again comply with the provisions of this Section 5.4(b) (except that any reference to five (5) business days shall instead be three (3) business days).

Article VI

ADDITIONAL COVENANTS OF THE PARTIES

Section 6.1 Filings and Approvals.

(a) Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Body, including under the Antitrust Laws, in order to consummate the Merger and the other transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of the Company and Parent (and their respective Affiliates, if applicable) shall: (i) promptly, but in no event later than the date that is fifteen (15) business days after the date of this Agreement, file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement; (ii) use reasonable best efforts promptly to cause the expiration or termination of any applicable waiting periods under the HSR Act; (iii) promptly make all filings, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances, registrations and approvals, and to cause the expiration or termination of any applicable waiting periods, as may be required under any other applicable Antitrust Laws (to the extent required); (iv) as promptly as reasonably practicable provide such information as may reasonably be requested by the DOJ or the FTC under the HSR Act or by any other Governmental Body under any other applicable Antitrust Laws in connection with the Merger and the other transactions contemplated by this Agreement as well as any information required to be submitted to comply with a request for additional information in order to commence or end a statutory waiting period and (v) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the Merger and the other transactions contemplated by this Agreement.

(c) Parent and the Company shall jointly devise and implement the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing subject to this Section 6.1. In that regard, subject to applicable Law, in advance and to the extent practicable, each of Parent or the Company, as the case may be, will consult the other on all written submissions made with any Governmental Body in connection with the Merger and the other transactions contemplated by this Agreement and shall consider in good faith all comments proposed by Parent or the Company, as the case may be; provided, however, that if review of any competitively sensitive information would be required to be provided in connection with any HSR Act filing or second request (or similar process) such information shall be provided solely to those individuals acting as outside antitrust counsel for the other parties provided that such counsel shall not disclose such information to such other parties or to non-antitrust counsel and shall enter into a common interest or joint defense agreement with the providing party. No party shall be obligated to provide to any other party any portion of its or its Affiliates’ HSR Act filing that is not customarily furnished to other parties in connection with filings under the HSR Act, subject to applicable Law. Without limiting the generality of anything contained in this Section 6.1, each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding and (iii) promptly inform the other parties of any communication to or from the FTC, DOJ or any other Governmental Body to the extent regarding the Merger and the other transactions contemplated by this Agreement, or regarding any such request, inquiry, investigation, action or Legal Proceeding, and provide a copy of all written communications with respect thereto. In addition, except as may be prohibited by any Governmental Body or by any applicable Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Merger and the other transactions contemplated by this Agreement, each party hereto will permit authorized Representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding.

(d) Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Subsidiaries shall have any obligation to enter into any consent decree, hold separate orders, trust or other agreement that would require (i) the divestiture, sale, license, transfer, assignment or other disposition of assets or businesses of Parent and/or the Company and/or any of their respective Subsidiaries, (ii) terminating, relinquishing, modifying, transferring, assigning, restructuring, or waiving existing agreements, collaborations, relationships, ventures, contractual rights, obligations or other arrangements of Parent and/or the Company and/or any of their respective Subsidiaries or (iii) creating, consenting or agreeing to create any relationships, ventures, contractual rights, obligations, behavioral undertakings, transition service agreements, tolling agreements, or other arrangements of Parent and/or the Company and/or any of their respective Subsidiaries.

(e) In the event that any litigation or other administrative or judicial action or Legal Proceeding is commenced challenging the Merger and the other transactions contemplated by this Agreement and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent consummation of the Merger and the other transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated by this Agreement.

Section 6.2 Company Equity Awards.

(a) Company Options. At the Effective Time, each then-outstanding Company Option, whether vested or unvested or exercisable or unexercisable, granted under the Company Equity Plans, shall, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase Shares and shall be converted into an option to purchase a number of shares of Parent Class A Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of Shares underlying such Company Option immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and number of shares of Parent Class A Common Stock purchasable pursuant to the Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Class A Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Company Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Company Option immediately prior to the Effective Time.

(b) Company Restricted Shares. At the Effective Time, any vesting conditions applicable to each outstanding Share subject to vesting restrictions, performance conditions and/or forfeiture or repurchase by the Company (“Company Restricted Shares”) under the Company Equity Plans shall, automatically and without any required action on the part of the holder thereof, accelerate in full and shall be converted into, and become exchanged for the Merger Consideration (less applicable Taxes required to be withheld with respect to such vesting), pursuant to Section 2.1(d).

(c) Company RSUs. At the Effective Time, (A) any vesting conditions applicable to each outstanding restricted stock unit (a “Company RSU”) granted prior to the date of this Agreement under the Company Equity Plans, shall, automatically and without any required action on the part of the holder thereof, accelerate in full and (B) each Company RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company RSU to receive (without interest), as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) business days after the Effective Time), the Merger Consideration (less applicable Taxes required to be withheld with respect to such payment), pursuant to Section 2.1(d); provided that, with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Equity Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(d) 2019 Company RSUs. At the Effective Time, each outstanding Company RSU granted after the date of the Agreement in accordance with the provisions set forth in Part 5.2(a)(iii) of the Company Disclosure Schedule, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent a restricted stock unit denominated in Shares and shall be converted into a restricted stock unit denominated in shares of Parent Class A Common Stock (a “Converted Parent RSU”). The number of shares of Parent Class A Common Stock subject to each such Converted Parent RSU shall be equal to the product (rounded down to the nearest whole number) of (x) the number of Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such Converted Parent RSU shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Company RSU immediately prior to the Effective Time.

(e) Company PSUs. At the Effective Time, (A) any vesting conditions applicable to each outstanding performance stock unit (a “Company PSU”) under the Company Equity Plans, shall, automatically and without any required action on the part of the holder thereof, accelerate in full and (B) each Company PSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company PSU to receive (without interest), as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) business days after the Effective Time), an amount of Merger Consideration equal to (x) the number of Shares subject to such Company PSU immediately prior to the

Effective Time based on (i) for Company PSUs granted in 2017, based on performance that was determined at the end of the 2017 performance period and (ii) for Company PSUs granted in 2018, the higher of target performance and actual performance through the Effective Time as reasonably determined by the human resources committee of the Company Board (the “Company Human Resources Committee”), multiplied by (y) the Merger Consideration (less applicable Taxes required to be withheld with respect to such payment); provided that, with respect to any Company PSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Equity Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(f) Company Phantom Shares. At the Effective Time, each outstanding share of phantom stock (a “Company Phantom Share”) under the Company Directors’ Plan shall, automatically and without any required action on the part of the holder thereof, be converted into an award entitling the holder to receive an amount in cash equal to the value of the Merger Consideration (determined based on the closing price of a share of Parent Class A Common Stock on the Closing Date) with respect to each Company Phantom Share, which amount shall be payable in accordance with the terms of such Company Directors’ Plan and the applicable election thereunder.

(g) Company Actions. At or prior to the Effective Time, the Acquired Corporations, the Company Board and/or the Company Human Resources Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to (x) effectuate the treatment of Company Options, Company Restricted Shares, Company RSUs, Company PSUs and Company Phantom Shares pursuant to this Section 6.2 and (y) ensure that, from and after the Effective Time, neither Parent nor the Surviving Company will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards after the Effective Time.

(h) Parent Actions. At or prior to the Effective Time, Parent, the Parent Board and/or the compensation committee of the Parent Board, as applicable, shall take all actions that are necessary for the assumption of the Company Options pursuant to Section 6.2(a), including the reservation, issuance (subject to Section 6.2(g)) and listing of Parent Class A Common Stock as necessary to effect the transactions contemplated by this Section 6.2. If registration of any plan interests in the Company Equity Plans or other Employee Plans or the shares of Parent Class A Common Stock issuable thereunder is required under the Securities Act, Parent shall file with the SEC on the Closing Date a registration statement on Form S 8 with respect to such interests or Parent Class A Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Company Equity Plans or other Employee Plans, as applicable, remain in effect and such registration of interests therein or the shares of Parent Class A Common Stock issuable thereunder continues to be required. As soon as practicable after the registration of such interests or shares, as applicable, Parent shall deliver to the holders of Company Options appropriate notices setting forth such holders’ rights pursuant to the respective Company Equity Plans and agreements evidencing the grants of such Company Options, and stating that such Company Options and agreements have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.2 after giving effect to the Merger and the terms of the Company Equity Plans).

Section 6.3 Employee Benefits.

(a) Parent agrees that each employee of the Acquired Corporations at the Effective Time who continues to remain employed with the Acquired Corporations (a “Continuing Employee”) shall be provided with (i) during the period commencing at the Effective Time and ending on first anniversary of the Effective Time, (x) base salary or base wages that are no less favorable than the base salary or base wages provided by the Acquired Corporations to each such Continuing Employee immediately prior to the Effective Time and (y) severance benefits that are no less favorable than the severance benefits provided by the Acquired Corporations to each such Continuing Employee immediately prior to the Effective Time and (ii) during the period commencing at the Effective Time and ending on the earlier of six (6) months after the Effective Time and the last day of the fiscal year in which the Effective Time occurs, retirement (excluding defined benefit pension benefits) and welfare benefits that are substantially comparable in the aggregate to those provided by the Acquired Corporations to such Continuing Employees immediately prior to the Effective Time; provided, however, that the requirements of this sentence shall not apply to Continuing Employees who are covered by a collective bargaining agreement or to any Continuing Employee who voluntarily transfers to another position of employment with Parent or an Affiliate after the Effective Time or who voluntarily elects a reduced work schedule if, as a result of such change in status, the Continuing Employee’s base salary will be modified or the Continuing Employee does not meet the eligibility requirements under which the employee benefits described above are provided.

(b) Parent shall use reasonable efforts to (i) cause any pre-existing conditions on limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Acquired Corporations (to the extent such service was recognized under the Employee Plans) for purposes of vesting, allowances (including paid time off) and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, but not for purposes of benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c) Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company’s Savings Plan (the “Company 401(k) Plan”) to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time. The Company shall use its commercially reasonable efforts to take such other actions in furtherance of terminating the Company 401(k) Plan as Parent may reasonably request.

(d) Prior to the Effective Time and thereafter (as applicable), the Company and Parent shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) to (i) permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, shares of Parent Class A Common Stock, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan and (ii) obtain from the IRS a favorable determination letter on termination for the Company 401(k) Plan. Each Continuing Employee shall be eligible (to the extent such Continuing Employee meets the generally applicable eligibility requirements of the Parent 401(k) Plan after giving effect to the service crediting provisions of Section 6.3(b)) to become a participant in the Parent 401(k) Plan on the Closing Date or as soon as administratively practicable thereafter.

(e) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Employee Plan, (ii) prevent Parent, the Surviving Company or any of their Affiliates from amending or terminating any of their benefit plans in accordance their terms, (iii) create a right in any person to employment with Parent, the Surviving Company or any Subsidiary of the Surviving Company, it being understood that the employment of each Continuing Employee shall be “at will” employment, or otherwise prevent Parent, the Surviving Company or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee or (iv) create any third-party beneficiary rights in any employee of the Acquired Corporations, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Company or any of their Affiliates or under any benefit plan which Parent, the Surviving Company or any of their Affiliates may maintain.

Section 6.4 Plan of Reorganization. The parties intend the Merger to be a reorganization as defined in Section 368(a)(1) of the Code. The parties will file all Tax Returns consistently with such intention, and no party will take a position that is inconsistent with that intention (whether in audits, Tax Returns or otherwise). This Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party hereto will not knowingly take any action, or cause any action to be taken, which action would prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, none of Parent, the Surviving Company or any of their respective Subsidiaries shall knowingly take any action, or cause any action to be taken, which action would cause the Merger to fail to qualify as reorganization within the meaning of Section 368(a) of the Code.

Section 6.5 Indemnification of Officers and Directors.

(a) From and after the Effective Time, Parent will, and will cause the Surviving Company to, (including by Parent providing sufficient funds to the Surviving Company or the applicable Subsidiary) indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries and each other Person who, at the request or for the benefit of the Company or any of its Subsidiaries, is or was previously serving as a director or officer, or is or was serving as a director, officer, member, trustee or fiduciary of another entity or enterprise (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement (including all interest, assessments and other charges) or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or the applicable Subsidiary of the Company would have been permitted under Delaware law and under its certificate of incorporation or by-laws or other governing documents in effect on the date of this Agreement to indemnify such Person (and Parent or the Surviving Company shall also advance fees, costs and expenses (including reasonable attorney’s fees and disbursements) as incurred to the fullest extent permitted under applicable Law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Person is not entitled to indemnification hereunder or thereunder).

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.5, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Company of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party.

(c) Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in satisfying its obligation under this Section 6.5(c), neither Parent nor the Surviving Company shall be obligated to pay annual premiums in excess of 300% of the annual premiums currently paid by the Company for such insurance (the “Current Premium”), and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then the Surviving Company shall obtain a policy that, in the Surviving Company’s good faith judgment, will provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from acts or omissions that occurred at or before the Effective Time, including in respect of the transactions contemplated by this Agreement; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the Current Premium. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(d) Parent shall cause to be maintained in effect in the charter and organizational documents (or in such documents of any successor to the business of the Surviving Company) of the Surviving Company, as applicable, provisions no less favorable with respect to elimination of liability of directors, indemnification of the Indemnified Parties and advancement of fees, costs and expenses than are set forth in the Company Charter Documents as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years following the Effective Time in any manner that would affect adversely the rights of the Indemnified Parties, unless such modification shall be required by Law. From and after the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnified Party in effect as of (and disclosed to Parent prior to) the date hereof.

(e) If Parent, the Surviving Company or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the applicable obligations set forth in this Section 6.5.

(f) The provisions of this Section 6.5 are (i) intended to be for the benefit of, and from and after Effective Time shall be enforceable by, each Indemnified Party and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnified Party may have under any certificate of incorporation or bylaws, by contract or otherwise. After the Effective Time, the obligations of Parent, and the Surviving Company under this Section 6.5 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.5 applies unless the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.5 applies shall be third party beneficiaries of this Section 6.5).

Section 6.6 Stockholder Litigation. Prior to the Effective Time, the Company shall as promptly as reasonably practicable (and in any event within two (2) business days) notify Parent in writing of, and shall give Parent the opportunity to participate (at its own expense) in the defense and settlement of, any Stockholder Litigation; provided, however, that the Company shall in any event control such defense or settlement; provided, further, that neither the Company nor any Subsidiary of the Company shall settle or offer to settle any such Stockholder Litigation without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed (other than settlements of Stockholder Litigation that are solely for the payment of cash in an amount that does not exceed $1,000,000 in the aggregate).

Section 6.7 Disclosure. The initial press release regarding the Merger shall be a joint press release mutually agreed to by the Company and Parent. After the initial press release, Parent and the Company shall consult with each other, and provide reasonable time for review and comment, before issuing any press release or making any other public statement, scheduling a press conference or conference call with investors or analysts, or making any filings with any third party or any Governmental Body (including any national securities exchange) with respect to the Merger and the other transactions contemplated by this Agreement and shall not issue any such press release or make any such other public statement without the consent of the other party, which shall not be unreasonably withheld, conditioned or delayed, except as such release or announcement may be required by applicable Law or the rules of a national securities exchange or trading market, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance, and the party will consider such comments in good faith; provided, however, that notwithstanding the foregoing, the Company shall not be required to consult with Parent before issuing any press release or making any other public statement (i) in connection with Section 5.3 or 5.4 (to the extent expressly permitted pursuant to Section 5.3 or 5.4) or (ii) with respect to a Company Adverse Change Recommendation effected in accordance with Section 5.4(b).

Section 6.8 Takeover Laws; Advice of Changes.

(a) If any Takeover Law is or may become applicable to the Merger or any other transaction contemplated by this Agreement or the Voting Agreement, then each of the Company and the Company Board shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Voting Agreement and otherwise act to eliminate (or to the extent elimination is not possible, minimize) the effects of such Takeover Law on the foregoing.

(b) Each of the Company and Parent will give prompt notice to the other party (and thereafter will keep the other party reasonably informed on a current basis of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that, (i) has, (x) with respect to the Company, had or would reasonably be expected to result in a Company Material Adverse Effect and (y) with respect to Parent or Merger Sub, had or would reasonably be expected to result in a Parent Material Adverse Effect or (ii) is reasonably likely to result in any of the conditions set forth in Article VII not being able to be satisfied prior to the End Date.

Section 6.9 Section 16 Matters. Promptly after the date hereof and prior to the Effective Time, the Company and Parent, and the board of directors of the Company and Parent, shall take all such actions as may be necessary or appropriate to cause the Merger and any dispositions of Shares (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 6.10 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Company of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

Section 6.11 Listing of Parent Class A Common Stock. Parent shall use its reasonable best efforts to cause the shares of Parent Class A Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.12 Financing.

(a) Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange financing on terms and conditions no less favorable to Parent than those described or otherwise contemplated in the Debt Commitment Letter (the “Debt Financing”), including using its commercially reasonable efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions set forth therein and (ii) satisfy all conditions applicable to Parent in such definitive agreements that are reasonably within its control. Parent shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter without the Company’s prior written consent if such amendment, modification or waiver would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Debt Commitment Letter on the date hereof) to a level that would be insufficient to enable Parent to complete the Merger and to satisfy the obligations of Parent under this Agreement, including refinancing the outstanding debt of the Company required in connection with the Merger or as otherwise contemplated by this Agreement and the paying fees and expenses in connection therewith, (ii) impose any new or additional material conditions precedent to the Debt Financing, (iii) adversely impact the conditionality, enforceability or availability of the Debt Financing in any material way or (iv) prevent, impair or delay the consummation of the Debt Financing; provided, however, that Parent may amend or restate the Debt Commitment Letter or any other documentation in respect of the Debt Financing to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Debt Commitment Letter as of the date hereof, (2) implement or exercise any “market flex” provisions contained in the Debt Commitment Letter as of the date hereof and (3) otherwise amend, modify or restate the Debt Commitment Letter in any manner not inconsistent with this sentence. Parent shall promptly deliver to the Company copies of any such amendment, modification or waiver. Parent shall provide the Company with prompt written notice (and, in any event, within two business days) of (i) any termination, repudiation, cancellation or expiration of the Debt Commitment Letter or any definitive agreement related to the Debt Financing, (ii) any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or default) under the Debt Commitment Letter or any definitive document related to the Debt Financing by any party to the Debt Commitment Letter or such definitive document related to the Debt Financing, (iii) the receipt of any written notice or other written communication from a financing source for the Debt Financing with respect to any actual, threatened or potential material breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing of any provisions of the Debt Commitment Letter or any definitive document related to the Debt Financing; and (iv) of the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Parent to obtain all or any portion of the Debt Financing contemplated by the Debt Commitment Letter on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the definitive documents related to the Debt Financing, except with respect to any portion of the Debt Financing that would not cause the Debt Financing to be insufficient to enable Parent to complete the Merger and to satisfy the obligations of Parent under this Agreement, including refinancing the outstanding debt of the Company required in connection with the Merger or as otherwise contemplated by this Agreement and paying the fees and expenses in connection therewith. Parent shall use its commercially reasonable efforts to (i) maintain in full force and effect the Debt Commitment Letter until the funding of the Debt Financing at or prior to Closing and negotiate and enter into definitive agreements with respect to the Debt Commitment Letter on the terms and conditions contained in the Debt Commitment Letter (which may reflect “market flex” provisions), (ii) satisfy on a timely basis all conditions applicable to it in such definitive agreements that are within its control (or, if deemed advisable by Parent, seek the waiver of such conditions), (iii) upon satisfaction or waiver of such conditions, consummate the Debt Financing and cause the lenders and other Persons committing to fund the Debt Financing to fund such Debt Financing no later than the Closing, (iv) enforce its rights under the Debt Commitment Letter (including by instituting appropriate litigation in respect thereof) and (v) otherwise comply with its obligations under the Debt Commitment Letter. Parent shall not release or consent to the termination of obligations of the financing sources party to the Debt Commitment Letter to the extent that such release or termination would reduce the Debt

Financing to a level that would be insufficient to enable Parent to complete the Merger and to satisfy the obligations of Parent under this Agreement, including refinancing the outstanding debt of the Company required in connection with the Merger or as otherwise contemplated by this Agreement and paying the fees and expenses in connection therewith except to the extent contemplated thereby. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, (i) Parent shall promptly notify the Company and (ii) Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain any such portion from the same or alternative sources in an amount sufficient to enable Parent to refinance any outstanding Indebtedness of the Company as contemplated by this Agreement and the Debt Commitment Letter and any fees and expenses in connection thereof on terms and conditions no less favorable to Parent (as determined in the reasonable judgment of Parent) as promptly as reasonably practicable following the occurrence of such event (the “Alternative Debt Financing”); provided that such Alternative Debt Financing shall not (i) include any conditions to funding of the Debt Financing that are not contained in the Debt Commitment Letter or (ii) reasonably be expected to prevent, impair or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement. Parent shall promptly provide a true, correct and complete copy of each alternative financing commitment in respect of such Alternative Debt Financing (“New Debt Commitment Letter”) to the Company. In the event any New Debt Commitment Letter is obtained, (i) any reference in this Agreement to the “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as such term is modified pursuant to the immediately succeeding clause (ii), (ii) any reference in this Agreement to the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter at the time in question, and any New Debt Commitment Letters to the extent then in effect and (iii) any reference in this Agreement to any “fee letter” shall be deemed to include the fee letters relating to the Debt Commitment Letter to the extent not superseded by a or New Debt Commitment Letter at the time in question and any New Debt Commitment Letters to the extent then in effect. The parties agree that Parent’s execution of any amendment to or amendment and restatement of the Debt Commitment Letter or a New Debt Commitment Letter shall not materially expand the scope of the assistance required under Section 6.12(b) as compared to the assistance that would be required in connection with the Debt Commitment Letter in effect on the date of this Agreement and the related Debt Financing. Upon request of the Company, Parent shall keep the Company reasonably informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing or any Alternative Debt Financing, and provide to the Company copies of the material definitive documents (redacted to the extent necessary) for the Debt Financing or any Alternative Debt Financing.

(b) The Company shall use commercially reasonable efforts to provide, and to cause its Subsidiaries and Representatives to provide, at the sole expense of Parent, all cooperation reasonably requested by Parent in connection with the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including using its commercially reasonable efforts to (i) provide financial and other information relating to the Company and its Subsidiaries to the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing in connection with the transactions contemplated hereby (the “Financing Parties”) (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of Parent and the Company customary for such financing or reasonably necessary for the completion of the Debt Financing by the Financing Parties to the extent reasonably requested by Parent (including prior real estate title commitments, surveys, environmental reports and similar information)) to assist in the preparation of customary information documents to be used for the completion of the Debt Financing, (ii) participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers for the Debt Financing and senior management and other Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies, subject to customary confidentiality provisions, (iii) assist in the preparation of (A) bank information memoranda and similar documents (including historical financial statements and information, and information necessary for Parent to prepare pro forma financial statements) for the Debt Financing and (B) materials for rating agency presentations, (iv) cooperate with the marketing efforts for the Debt Financing (including consenting to the use of the Company’s and its Subsidiaries’ logos; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or its Subsidiaries), (v) execute and deliver (and use commercially reasonable efforts to obtain from its advisors), and cause its Subsidiaries to execute and deliver (or use commercially reasonable efforts to obtain from its advisors), customary certificates (including a certificate of the principal financial officer of the Company or any Subsidiary with respect to solvency matters), legal opinions or other documents and instruments relating to guarantees and other matters ancillary to the Debt Financing as may be reasonably requested by Parent, contingent upon the consummation of the Merger or any later time; provided that no such bank information memorandum, rating agency presentation or other document shall be issued by the Company or its Subsidiaries, (vi) assist in (A) the preparation of, entering into and syndication of one or more credit agreements, security agreements, currency or interest hedging agreements or other agreements, including by (1) refraining from entering into any competing financing transactions (except to the extent permitted by Section 5.2) and (2) entering into, or causing its Subsidiaries to enter into collateral and guarantee, restricted subsidiary, or similar agreements in connection with Parent’s debt documents, provided that the Company may authorize and designate an officer of Parent to execute such agreements and (B) the amendment, termination or redemption of any of the Company’s or its Subsidiaries’ existing credit agreements or senior notes, in each case, on terms satisfactory to Parent and that are reasonably requested by Parent in connection with the Debt Financing, provided that no obligation of the Company or any of its Subsidiaries under any such agreements or amendments shall be effective until the consummation of the Merger or any later time, (vii) have the Company’s independent accountants provide their reasonable cooperation and assistance, (viii) provide authorization letters to the Financing Parties authorizing the distribution of information to prospective private side and public side lenders and containing a representation to the Financing Parties that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their securities, (ix) cooperate reasonably with Parent’s financing sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company, (x) refrain from pursuing any financing transactions that may delay, impede or otherwise adversely affect the Debt Financing and other financings in connection with the transactions contemplated hereby (except to the extent permitted by Section 5.2(a)(vii)) and (xi) assist the Financing Parties to benefit from the existing lending relationships of the Company and its Subsidiaries. Notwithstanding anything to the contrary in this Agreement, (1) nothing in this Section 6.12(b) shall require cooperation to the extent it would (i) subject the Company’s or any of its Subsidiaries’ or their respective Affiliates or Representatives to any actual or potential personal liability that is not covered by the indemnities set forth herein, (ii) unreasonably interfere with the business or operations of the Company or its Subsidiaries, (iii) reasonably be expected to conflict with, or violate, the Company’s or any of its Subsidiaries’ certificate of formation, operating agreement or any organizational documents or any applicable Law, or result in the contravention of, or violation or breach of, or default under, any Material Contract to which the Company, any of its Subsidiaries or their respective Affiliates is a party, in each case, as in effect on the date hereof, (iv) cause any representation, warranty, covenant or other obligation in this Agreement to be breached or any closing condition to fail to be satisfied, (v) require disclosure of information that, if provided, would adversely affect the ability of the Company (or any of its Subsidiaries) to assert attorney-client or attorney work product privilege or a similar privilege, (vi) require disclosure of information that the Company reasonably believes is competitively sensitive or (vii) require the Company, any of its Subsidiaries or their respective Affiliates or Representatives to (A) waive or amend any terms of this Agreement or any other Contract to which any of them is a party, (B) agree to pay or pay any fees or reimburse any expenses or make any other payment in connection with any financing which are not reimbursed or indemnified hereunder, (C) give any indemnities or incur any liabilities in connection with any financing or any information utilized in connection therewith which are not reimbursed or indemnified hereunder, (D) deliver or obtain opinions of internal or external counsel or accountants’ comfort letters or reliance letters (except as expressly set forth above), (E) provide access to or disclose information where any of them determines that such access or disclosure could contravene any confidentiality agreement or jeopardize any legal or other privilege or (F) approach any third parties to discuss agreements limiting the rights of such third parties, (2) none of the directors or managers of the Company or any of its Subsidiaries, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, document or instrument relating to any financing, or adopt any resolutions or take any other actions approving any such agreements, documents or instruments, unless such resolutions are contingent upon the Closing and will not be effective prior to the Closing Date and (3) the Company, its Subsidiaries and their respective Affiliates and Representatives shall not be required to undertake any obligation or execute, deliver or enter into any agreement, document or instrument with respect to any financing that is not contingent upon the Closing or that would be effective prior to the Closing Date (except as expressly set forth herein). The Company shall use its commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. The Company, its Subsidiaries and their respective Affiliates and Representatives shall not have any liability to Parent in respect of any financial information or data or other information provided pursuant to this Section 6.12 except to the extent that such liability arises out of or is based upon an untrue statement or alleged untrue statement of any material fact in information provided by or on behalf of the Company or its Affiliates in connection with the Debt Financing, or arising out of or based on the omission or alleged omission by the Company or its Affiliates of a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The parties acknowledge and agree that the provisions contained in this Section 6.12(b), represent the sole obligation of the Company, its Subsidiaries and their respective Affiliates and Representatives with respect to cooperation in connection with the arrangement of any financing and no other provision of this Agreement shall be deemed to expand or modify such obligations.

(c) Parent shall promptly, upon request by the Company, reimburse the Company for all documented reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of the Company’s Subsidiaries in connection with the Debt Financing contemplated by this Section 6.12. Without duplication of any amounts reimbursed by Parent pursuant to the immediately foregoing sentence, Parent shall indemnify and hold harmless the Company, its Affiliates and their respective officers, advisors and Representatives from and against any and all losses, damages, claims, costs, expenses, interests, awards, judgments and penalties suffered or incurred by any of them of any type in connection with the Debt Financing contemplated by this Section 6.12 and/or the provision of information utilized in connection therewith (other than information provided in writing specifically for such use by or on behalf of the Company or any of its Affiliates) to the fullest extent permitted by applicable Law, including losses, damages, claims, costs, expenses, interests, awards, judgments and penalties arising out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the documentation relating to the Debt Financing, or arising out of or are based upon the omission or alleged omission of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided, however, that Parent shall not be liable in any such case to the extent that any such loss, damage, claim, cost, expense, interest, award, judgment or penalty arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documentation in reliance upon information provided in writing specifically for such use by or on behalf of the Company or any of its Affiliates).

Section 6.13 Treatment of Certain Company Indebtedness.

(a) As soon as reasonably practicable after the receipt of any written request by Parent to do so, the Company shall use commercially reasonable efforts to take the following actions on such terms and conditions that are consistent with applicable Law, including SEC rules and regulations, and the requirements of the Company Senior Notes and otherwise reasonably specified, from time to time, by Parent: (i) either (a) make an offer to purchase with respect to all of the outstanding aggregate principal amount of the Notes (the “Change of Control Offer”) or (b) make arrangements satisfactory to the trustee for the holders of the Notes (“Trustee”) to deliver a notice of optional prepayment for the Notes, (ii) on the Closing Date, either (a) purchase each Note validly tendered pursuant to the Change of Control Offer or (b) deposit funds with the Trustee sufficient to prepay and satisfy and discharge such Notes pursuant to the terms thereof and (iii) on the Closing Date, in the event there is a Change of Control Offer and any Notes are not validly tendered pursuant to the Change of Control Offer or are withdrawn, make arrangements satisfactory to the Trustee to deliver a notice of optional prepayment for the Notes and deposit funds with the Trustee sufficient to prepay and satisfy and discharge such Notes pursuant to the terms thereof (the transactions described in clauses (i) to (iii) above, the “Change of

Control Refinancing”), and Parent shall assist the Company in connection with the Change of Control Refinancing. Notwithstanding anything to the contrary in this Section 6.13, the closing of any Change of Control Refinancing shall be expressly conditioned on the occurrence of the Closing and such Change of Control Refinancing shall be funded by amounts provided by Parent or one of the Parent’s Subsidiaries and receipt of such funding shall be a condition to any such debt tender offer. The Company shall, shall cause the Company’s Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Change of Control Refinancing; provided that in no event shall the Company or its legal counsel be required to give an opinion (x) with respect to the Change of Control Refinancing or otherwise that in the reasonable opinion of the Company or its legal counsel does not comply with applicable laws, rules, regulations or court decisions or (y) with respect to the defeasance of any notes.

(b) Parent shall prepare all necessary and appropriate documentation (including, if applicable, all mailings to the holders of the Notes and all SEC filings) in connection with the Change of Control Refinancing. Parent and the Company shall reasonably cooperate with each other in the preparation of such documentation, which shall be subject to the prior review of, and comment by, the Company. If at any time prior to the completion of the Change of Control Refinancing any information in such documentation should be discovered by the Company or Parent that the Company or Parent reasonably believes should be set forth in an amendment or supplement to such documentation, so that such documentation shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement prepared by Parent (subject to the review of, and comment by, the Company) and reasonably acceptable to the Company, describing such information shall be disseminated by or on behalf of the Company or its Subsidiaries to the holders of the Notes. Parent shall comply with the requirements of Rule 14e-l under the Exchange Act, to the extent applicable, and any other applicable Laws to the extent such Laws are applicable in connection with the Change of Control Refinancing. In connection with the Change of Control Refinancing, Parent may select one or more dealer managers, information agents, depositaries and other agents, in each case as shall be reasonably acceptable to the Company, to provide assistance in connection therewith.

(c) Parent shall promptly, upon request by the Company, reimburse the Company for all documented reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of the Company’s Subsidiaries in connection with the transactions contemplated by this Section 6.13. Without duplication of any amounts reimbursed by Parent pursuant to the immediately foregoing sentence, Parent shall indemnify and hold harmless the Company, its Affiliates and their respective officers, advisors and Representatives from and against any and all losses, damages, claims, costs, expenses, interests, awards, judgments and penalties suffered or incurred by any of them of any type in connection with the Change of Control Refinancing and/or the provision of information utilized in connection therewith (other than information provided in writing specifically for such use by or on behalf of the Company or any of its Affiliates) to the fullest extent permitted by applicable Law, including losses, damages, claims, costs, expenses, interests, awards, judgments and penalties arising out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the documentation relating to any Change of Control Refinancing, or arising out of or are based upon the omission or alleged omission of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided, however, that Parent shall not be liable in any such case to the extent that any such loss, damage, claim, cost, expense, interest, award, judgment or penalty arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documentation in reliance upon information provided in writing specifically for such use by or on behalf of the Company or any of its Affiliates).

(d) At or immediately prior to the Effective Time, the Company shall use its reasonable best efforts to deliver to Parent copies of payoff letters (subject to delivery of funds by Parent), in form reasonably acceptable to Parent, from the administrative agent under the Company’s Credit Facility (or in the case of letters of credit, cash collateralization, to the extent Parent shall not have entered into an alternative arrangement with the issuing bank) and shall make arrangements for the release of all liens and other security over the Company’s and the Company’s Subsidiaries’ properties and assets, if any, securing its obligations under such existing credit facilities that are being prepaid and terminated on the Closing Date (to the extent liens under such historical credit facilities or other financing have not previously been released), together with the return of any collateral in the possession of the relevant administrative agent or the collateral agent effective as of the Effective Time; provided, that (A) such repayment of the Company’s Credit Facility, cash collateralization of letters of credit or release of liens and other security shall be conditioned on the occurrence of the Closing and (B) Parent or one of its Subsidiaries shall provide, or cause to be provided, all funds required to effect all such repayment or cash collateralization of letters of credit.

(e) Notwithstanding anything in this Section 6.13, the Company and its Subsidiaries shall not be required to (A) take any action in violation of, or that is reasonably expected to violate, the Company’s or any of its Subsidiaries’ certificate of formation, operating agreement or any organizational documents, applicable Law, the Credit Facility or the applicable indenture, (B) provide any assistance to the extent it would interfere unreasonably with the ongoing business or operations of the Company and its Subsidiaries (C) waive or amend any terms of this Agreement or any other Contract to which any of them is a party, (D) agree to pay or pay any fees or reimburse any expenses or make any other payment in connection with any financing which are not reimbursed or indemnified hereunder, (E) give any indemnities or incur any liabilities in connection with any financing or any information utilized in connection therewith which are not reimbursed or indemnified hereunder, (F) cooperate to the extent it would cause any representation or warranty in Article III of this Agreement to be breached or cause any condition to the Closing to fail to be satisfied or otherwise cause any breach of this Agreement or (G) require any director, officer or employee of the Company or any of its Subsidiaries to take any action that would reasonably be expected to result in any personal liability to such director, officer or employee.

Section 6.14 Parent Board of Directors. Immediately after the Effective Time, Parent shall increase the size of its board of directors in order to cause two current members of the Company Board, which directors will be mutually agreed upon by the Company and Parent, at the direction of the trustees of the voting trust created under the Parent Voting Trust Agreement, to be appointed to the Parent Board at such time.

Section 6.15 Dividends. The Company and Parent shall coordinate the declaration, fixing of record dates, and setting of payment dates of dividends on Shares and Parent Shares, to the extent to be declared by the Company Board and Parent Board, respectively, so that holders of Shares do not receive dividends on both Shares and Parent Shares (once received in the Merger) in respect of any calendar quarter or fail to receive a dividend on one of either of Shares or Parent Shares (once received in the Merger) in respect of any calendar quarter.

Article VII

CONDITIONS PRECEDENT TO THE MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions (which may be waived in whole or in part by such party):

(a) Stockholder Approvals. The Company Stockholder Approval and Parent Shareholder Approval shall have been obtained.

(b) Regulatory Consents. Any applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated, and any authorizations, consents, orders, approvals, filings and declarations under any of the Antitrust Laws set forth in Part 7.1(b) of the Company Disclosure Schedule (the “Regulatory Approvals”) shall have been obtained.

(c) Statutes. No Law shall have been enacted or promulgated by any Governmental Body of competent jurisdiction and remain in effect that precludes, restrains, enjoins or otherwise prohibits the consummation of the Merger or the other transactions contemplated by this Agreement.

(d) Injunctions. There shall be no Order (whether temporary, preliminary or permanent) in effect precluding, restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement.

(e) S-4 Registration Statement. The S-4 Registration Statement shall have become effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued by the SEC and remain in effect and no proceeding for that purpose shall have been initiated by the SEC and remain pending.

(f) Listing of Parent Class A Common Stock. The shares of Parent Class A Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.2 Additional Conditions to Obligation of Parent and Merger Sub to Effect the Merger in Certain Cases. The obligations of Parent and Merger Sub to effect the Merger shall also be subject to the satisfaction at or prior to the Effective Time of each of the following conditions (which may be waived in whole or in part by Parent):

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein), other than the representations and warranties set forth in the first sentence of Section 3.1(a) and the first sentence of Section 3.1(c) (Due Organization; Subsidiaries, Etc.), Section 3.3(a) and the first two sentences of Section 3.3(c) (Capitalization, Etc.), clause (b) of Section 3.5 (Absence of Changes), Section 3.21 (Authority; Binding Nature of Agreement), Section 3.22 (Section 203, Etc. Not Applicable), Section 3.24 (Fairness Opinion) and Section 3.25 (Financial Advisor), shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall have been true and correct as of such earlier date), except for any failure of such representations and warranties of the Company to be so true and correct that, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Company Material Adverse Effect; (ii) the representations and warranties of the Company set forth in the first sentence of Section 3.1(a) and the first sentence of Section 3.1(c) (Due Organization; Subsidiaries, Etc.), Section 3.21 (Authority; Binding Nature of Agreement), Section 3.22 (Section 203, Etc. Not Applicable), Section 3.24 (Fairness Opinion) and Section 3.25 (Financial Advisor) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall have been true and correct as of such earlier date); (iii) Section 3.3(a) and the first two sentences of Section 3.3(c) (Capitalization, Etc.) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall have been true and correct as of such earlier date), except for any de minimis inaccuracies in the aggregate in amount or effect and (iv) clause (b) of Section 3.5 (Absence of Changes) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of such date and time.

(b) Performance of Obligations of the Company. The Company shall have performed and complied with in all material respects the agreements and covenants contained in this Agreement to be performed or complied with by the Company at or prior to the Closing pursuant to the terms of this Agreement.

(c) Closing Certificate. Parent shall have received a certificate signed by the chief executive officer of the Company, dated the Closing Date, to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

Section 7.3 Additional Conditions to Obligation of the Company to Effect the Merger in Certain Cases. The obligation of the Company to effect the Merger shall be further subject to the satisfaction at or prior to the Effective Time of each of the following conditions (which may be waived in whole or in part by the Company):

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in this Agreement (without giving effect to any references to any Parent Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein), other than the representations and warranties set forth in the first sentence of Section 4.1(a) and the first sentence of Section 4.1(c) (Due Organization), Section 4.2 (Capitalization), Section 4.3 (Authority; Binding Nature of Agreement), clause (b) of Section 4.12 (Absence of Changes), Section 4.16 (Fairness Opinion), Section 4.17 (Takeover Statutes) and Section 4.18 (Brokers), shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall have been true and correct as of such earlier date), except for any failure of such representations and warranties of Parent and Merger Sub to be so true and correct that, individually or in the aggregate, has not had, or would not reasonably be expected to have a Parent Material Adverse Effect; (ii) the representations and warranties of Parent and Merger Sub set forth in the first sentence of Section 4.1(a) and the first sentence of Section 4.1(c) (Due Organization), Section 4.3 (Authority; Binding Nature of Agreement), Section 4.16 (Fairness Opinion), Section 4.17 (Takeover Statutes) and Section 4.18 (Brokers) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall have been true and correct as of such earlier date); (iii) Section 4.2 (Capitalization) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall have been true and correct as of such earlier date), except for any de minimis inaccuracies in the aggregate in amount or effect and (iv) clause (b) of Section 4.14 (Absence of Changes) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of such date and time.

(b) Performance of Obligations of Parent. Parent and Merger Sub each shall have performed and complied with in all material respects the agreements and covenants contained in this Agreement to be performed or complied with by Parent and Merger Sub, respectively, at or prior to the Closing pursuant to the terms of this Agreement.

(c) Closing Certificate. The Company shall have received a certificate signed by the chief executive officer of Parent, dated the Closing Date, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Article VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time:

(a) by mutual written consent of Parent and the Company by action of their respective board of directors;

(b) by either Parent or the Company by written notice to the other if, at any time whether before or after the Company Stockholder Approval and Parent Shareholder Approval has been obtained, a Law shall have been enacted or promulgated, or/and a final, non-appealable Order or other action of a Governmental Body shall be in effect, in each case, permanently restraining, enjoining or otherwise prohibiting consummation of the Merger or any of the other transactions contemplated by this Agreement; provided, however, that that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose material breach of its obligations under this Agreement has been the proximate cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Law or Order or other action;

(c) by Parent by written notice to the Company if, prior to the time the Company Stockholder Approval is obtained, (i) the Company Board shall have effected a Company Adverse Change Recommendation, (ii) the Company Board shall have failed to publicly reaffirm the Company Board Recommendation with respect to any Acquisition Proposal that is a tender offer or exchange offer, within ten (10) business days after the commencement thereof, or (iii) the Company shall have materially breached any of its obligations under Section 5.3 or Section 5.4 and such breach is not curable or, if curable, is not cured within the earlier of (x) ten (10) days after written notice thereof is given by Parent to the Company and (y) the fifth business day prior to the End Date;

(d) by either Parent or the Company by written notice to the other party if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting (or any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any party whose material breach of its obligations under this Agreement has been the proximate cause of, or resulted in, the failure of the Company Stockholder Approval to be obtained;

(e) (i) by either the Company or Parent by written notice to the other if the Parent Shareholder Approval shall not have been obtained at the Parent Shareholders Meeting (or any adjournment or postponement thereof) or (ii) by the Company if (A) Parent shall have failed to take a vote of the holders of Parent Shares on the Parent Share Issuance at least five (5) business days prior to the End Date or (B) Parent is in breach of its obligations set forth in the last sentence of Section 1.3(e) (it being understood that notwithstanding any right to postpone the Parent Shareholder Meeting, the failure to hold a Parent Shareholder Meeting shall constitute a material breach of this Agreement); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to any party whose material breach of its obligations under this Agreement has been the proximate cause of, or resulted in, the failure of the Parent Shareholder Approval to be obtained;

(f) by either the Company or Parent by written notice to the other if the Merger shall not have been consummated by the End Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(f) shall not be available to any party whose material breach of its obligations under this Agreement has been the proximate cause of, or resulted in, the failure of the Merger to have occurred on or before the End Date;

(g) by the Company by written notice to Parent at any time prior to the time the Company Stockholder Approval is obtained in order to accept a Superior Proposal and enter into a definitive agreement relating to such Superior Proposal, if the Company Board, after complying with Section 5.4(b), shall have authorized the Company to enter into such definitive agreement and the Company enters into such definitive agreement and pays the Termination Fee as provided in Section 8.3(b) concurrently with the termination of this Agreement;

(h) by Parent by written notice to the Company in the event of a breach by the Company of any representation or warranty or failure to perform or comply with any covenant or obligation contained in this Agreement that would result in any condition set forth in Section 7.2 not being satisfied and such breach or failure is not curable or if curable, is not cured by the Company within the earlier of the second business day prior to the End Date and thirty (30) days after Parent gives the Company written notice of such breach or failure; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.1(h) if any of Parent or Merger Sub is in breach of its obligations under this Agreement such that the Company would be entitled to terminate this Agreement pursuant to Section 8.1(i); or

(i) by the Company by written notice to Parent in the event of a breach by Parent or Merger Sub of any representation or warranty or failure to perform or comply with any covenant or obligation contained in this Agreement that would result in any condition set forth in Section 7.3 not being satisfied and such breach or failure is not curable, or if curable, not cured by Parent or Merger Sub within the earlier of the second business day prior to the End Date and thirty (30) days after the Company gives Parent written notice of such breach or failure; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(i) if the Company is in breach of its obligations under this Agreement such that Parent would be entitled to terminate this Agreement pursuant to Section 8.1(h).

Section 8.2 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall be of no further force or effect without liability of any party (or any Representative of such party) to each other party hereto; provided, however, that the provisions of this Section 8.2, the penultimate sentence of Section 5.1(a), Section 6.12(c), Section 6.13(c), Section 8.3, Section 8.4, Article IX and the applicable definitions in Exhibit A or elsewhere in this Agreement shall survive any termination hereof pursuant to Section 8.1. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, none of Parent, Merger Sub, or the Company shall be relieved or released from any liabilities or damages arising out of its intentional material breach of any provision of this Agreement, or any fraud; provided, however, that the failure of any party hereto to consummate the Merger on the date specified in Section 1.1(b) shall constitute an intentional material breach by such party, and such party shall be liable to the other parties for such breach as provided herein notwithstanding any termination of this Agreement. The Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms.

Section 8.3 Company Termination Fee.

(a) Except as otherwise set forth in this Section 8.3 and Section 8.4, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. Notwithstanding the foregoing, (i) Parent shall pay the SEC filing fees associated with the S-4 Registration Statement and (ii) Parent and the Company each shall pay 50% of the costs and expenses incurred in connection with the printing and mailing of the Proxy Statement/Prospectus.

(b) In the event that:

(i) this Agreement is terminated pursuant to Section 8.1(c);

(ii) this Agreement is terminated pursuant to Section 8.1(g); or

(iii) (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d) or by Parent pursuant to Section 8.1(h) (as a result of any material breach of Section 5.3 or Section 5.4), (B) after the date of this Agreement and at or prior to the time of the termination of this Agreement, a Third Party shall have publicly announced an Acquisition Proposal and such Acquisition Proposal shall not have been publicly withdrawn without qualification and (C) the Company or any Subsidiary of the Company consummates an Acquisition Proposal within twelve (12) months after such termination or the Company or any Subsidiary of the Company enters into a definitive agreement within twelve (12) months after such termination to effect an Acquisition Proposal (provided that, for purposes of this Section 8.3(b)(iii), all percentages in the definition of Acquisition Proposal shall be replaced with 50%), provided that no Termination Fee shall be payable pursuant to this Section 8.3(b)(iii) if Parent would be or is required to pay the Regulatory Approval Reverse Termination Fee pursuant to Section 8.4(a), then the Company shall pay to Parent a fee in an amount equal to $12,500,000 (the “Termination Fee”) by wire transfer of immediately available federal funds, free of costs and charges, to an account designated in writing by

Parent, and in each case, shall also pay all of the reasonable and documented out-of-pocket expenses incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated hereby, in an amount not to exceed $2,000,000 (the “Parent Expense Reimbursement”), (x) in the case of Section 8.3(b)(i), within two (2) business days after such termination, (y) in the case of Section 8.3(b)(ii), concurrently with termination of this Agreement and (z) in the case of Section 8.3(b)(iii), upon the earlier of the entry into a definitive agreement with respect to an Acquisition Proposal or the consummation of an Acquisition Proposal. For the avoidance of doubt, any payment made by the Company under this Section 8.3(b) shall be payable only once with respect to this Section 8.3(b) and not in duplication even though such payment may be payable under one or more provisions hereof.

(c) The Company acknowledges and agrees that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. If the Company shall fail to pay the Termination Fee when due, such fee shall also be deemed to include the costs and expenses incurred by Parent and Merger Sub (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.3, together with interest on such unpaid fee, commencing on the date that such fee became due, at a rate equal to the rate of interest published in the “Money Rates” section of The Wall Street Journal in effect on the date such fee became due.

Section 8.4 Parent Termination Fee.

(a) If (i) the Company or Parent terminates this Agreement pursuant to Section 8.1(b) (due to an Order being in effect with respect to any of the Regulatory Approvals) or Section 8.1(f) or (ii) the Company terminates this Agreement pursuant to Section 8.1(i) (as a result of any material breach by Parent of Section 6.1), and, in each of (i) and (ii), at the time of such termination, any of the conditions set forth in Section 7.1(b) and Section 7.1(d) shall not have been satisfied, and in addition, in the case of a termination under Section 8.1(b), at the time of termination a Governmental Body shall have enacted such Order with respect to the Regulatory Approvals, then Parent shall pay to the Company a fee in an amount equal to $45,000,000 (the “Regulatory Approval Reverse Termination Fee”) by wire transfer of immediately available federal funds, free of costs and charges, to an account designated in writing by the Company (x) in the case of a termination by the Company pursuant to Section 8.1(b), Section 8.1(f) or Section 8.1(i), within five (5) business days after such termination and (y) in the case of a termination by Parent pursuant to Section 8.1(b) or Section 8.1(f), concurrently with termination of this Agreement.

(b) Parent acknowledges and agrees that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement. If Parent shall fail to pay the Regulatory Approval Reverse Termination Fee when due, such fee shall also be deemed to include the costs and expenses incurred by the Company (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.4, together with interest on such unpaid fee, commencing on the date that such fee became due, at a rate equal to the rate of interest published in the “Money Rates” section of The Wall Street Journal in effect on the date such fee became due.

Article IX

MISCELLANEOUS PROVISIONS

Section 9.1 Amendment. Prior to the Effective Time, subject to Section 6.5 and to the provisions of applicable Law, this Agreement may be amended with the mutual agreement of the Company and Parent at any time. This Agreement may not be amended except by an instrument in writing signed by Parent, Merger Sub, and the Company.

Section 9.2 Waiver. At any time prior to the Effective Time, Parent or Merger Sub, on the one hand, or the Company, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement or under applicable Law, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The conditions to each of the parties’ respective obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 9.3 No Survival. None of the representations and warranties contained in this Agreement or in any certificate or schedule delivered pursuant to this Agreement shall survive the consummation of the Merger.

Section 9.4 Entire Agreement; No Reliance; Counterparts.

(a) This Agreement (including the exhibits and schedules hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement and the Voting Agreement shall not be superseded and shall remain in full force and effect.

(b) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 9.5 Applicable Law; Jurisdiction; Specific Performance; Remedies; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles of such State (or any other jurisdiction), except insofar as the Wisconsin Business Corporation Law governs matters relating to Parent Class A Common Stock. The parties hereto agree that any Legal Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Court of Chancery of the State of Delaware (or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware) (the “Delaware Courts”). Each party hereby irrevocably and unconditionally submits to the exclusive jurisdiction of such court in respect of any legal or equitable action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by such courts. Each party agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be properly served or delivered if delivered in the manner contemplated by Section 9.8 or in any other manner permitted by Law.

(b) The parties acknowledge and agree that immediate and irreparable harm or damage would be caused and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each party shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Courts and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which each party is entitled at law or in equity (subject to the limitations set forth in this Agreement). The parties hereto further agree that (i) by seeking the remedies provided for in this Section 9.5(b), a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.5(b) are not available or otherwise not granted and (ii) nothing set forth in this Section 9.5(b) shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.5(b) prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.5(b) or anything set forth in this Section 9.5(b) restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available at any time.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE MERGER, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE MERGER. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.5(c).

Section 9.6 Assignability. This Agreement shall be binding upon and inure to the benefit of the parties (and any of their respective successors, legal representatives and permitted assigns). Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void.

Section 9.7 Third Party Beneficiaries. Except from and after the Effective Time, the Indemnified Parties with respect to the provisions of Section 6.5 (Indemnification of Officers and Directors), nothing in this Agreement, expressed or implied, is intended to, or does, confer on any Person other than the parties hereto and their permitted successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of receipt if delivered by registered or certified mail (return receipt requested, postage prepaid), (b) on the date of receipt if delivered by national overnight courier (providing proof of delivery) or (c) on the date delivered if sent by e-mail (provided confirmation of email receipt is obtained), in each case, as follows:

if to Parent or Merger Sub:

Quad/Graphics, Inc. N61 W23044 Harry’s Way
Sussex, Wisconsin 53089-3995 Attention: Jennifer J. Kent, Executive Vice President of Administration and General Counsel Email: jkent@qg.com with a copy to (which shall not constitute notice):

Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202
Attention:	Patrick G. Quick Russell E. Ryba
Email:	pgquick@foley.com rryba@foley.com

if to the Company:

LSC Communications, Inc. 191 N. Wacker Drive, Suite 1400 Chicago, Illinois 60606 Attention: Suzanne S. Bettman, General Counsel Email: sue.bettman@lsccom.com with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 Attention: Audra Cohen Email: cohena@sullcrom.com

Section 9.9 Cooperation. The parties agree to reasonably cooperate with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the parties to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement, in each case, to the extent not inconsistent with any other provision of this Agreement.

Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any party, and the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity, legality or enforceability of such provision, or the application of such provision, in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 9.11 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. The defined terms contained in this Agreement are applicable to the singular, as well as to the plural forms of such terms. References to any statute, rule, regulation or Law shall be deemed to refer to all applicable Laws as amended or supplemented from time to time and to any rules, regulations and interpretations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, in accordance with its terms. References to any Person include the successors and permitted assigns of that Person. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not simply mean “if.”

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

Section 9.12 Financing Entities. Notwithstanding anything in this Agreement to the contrary, but in all cases subject to and without in any way limiting the rights and claims of Parent and/or any of its subsidiaries under and pursuant to the Debt Commitment Letter or the definitive agreement entered into with respect to the Debt Financing, the Company on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any action, suit or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Entities, arising out of or relating to, this Agreement, the Debt Commitment Letter, the Debt Financing or the definitive agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such action, suit or proceeding to the exclusive jurisdiction of such court, (b) agrees that any such action, suit or proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring or support or permit any of its affiliates to bring or support any action, suit or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Entity in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, its Subsidiaries or its controlled affiliates in any such action, suit or proceeding shall be effective if notice is given in accordance with Section 9.8, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action, suit or proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any action, suit or proceeding brought against the Financing Entities in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Entities will have any liability to the Company or any of its subsidiaries or any of their respective affiliates or Representatives relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (h) agrees that the Financing Entities are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 9.12 and such provisions and (i) agrees that the provisions in this Section 9.12 and the definition of “Financing Entities” shall not be amended in any way adverse to the Financing Entities without the prior written consent of the Financing Entities.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

LSC COMMUNICATIONS, INC.

By:	/s/ Thomas J. Quinlan, III
Name: Thomas J. Quinlan, III
Chairman, President, Chief Executive Officer

QUAD/GRAPHICS, INC.

By:	/s/ J. Joel Quadracci
Name: J. Joel Quadracci
Chairman, President, Chief Executive Officer

QLC MERGER SUB, INC.

By:	/s/ J. Joel Quadracci
Name: J. Joel Quadracci
President

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acceptable Confidentiality Agreement” means a confidentiality agreement having confidentiality and other provisions that, if taken as a whole, are not less restrictive to the Third Party thereto than the provisions of the Confidentiality Agreement are to Parent (it being understood that such confidentiality agreement need not contain a “standstill” or similar obligations), provided, however, that such confidentiality agreement shall not prohibit the Company from complying with any provisions of the Agreement, including Section 5.3.

“Acquired Corporation Returns” is defined in Section 3.14(a)(i) of the Agreement.

“Acquired Corporations” shall mean the Company and its Subsidiaries.

“Acquisition Agreement” is defined in Section 5.3(a)(i) of the Agreement.

“Acquisition Proposal” shall mean any inquiry (in writing or otherwise) offer, proposal or indication of interest from any Third Party after the date of this Agreement relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Third Party or group of related Third Parties, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of the Company, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any Third Party or group of related Third Parties beneficially owning 15% or more of any class of outstanding voting or equity securities of the Company, (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture, sale of assets or securities or other similar transaction involving the Company or any of its Subsidiaries, the business of which constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company, the business of which constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (iv) any combination of the foregoing.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

“Alternative Debt Financing” is defined in Section 6.12(a) of the Agreement.

“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign antitrust laws and all other applicable Laws and Orders issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Average Price” is defined in Section 2.3(h) of the Agreement.

“Balance Sheet Date” is defined in Section 3.5 of the Agreement.

A-i

“Bankruptcy and Equity Exception” is defined in Section 3.21(c) of the Agreement.

“Book-Entry Share” is defined in Section 2.1(e) of the Agreement.

“business day” shall have the meaning assigned to such term in Rule 14d-1(g)(3) under the Exchange Act.

“Certificate” is defined in Section 2.1(e) of the Agreement.

“Certificate of Merger” is defined in Section 1.1(c) of the Agreement.

“Change of Control Offer” is defined in Section 6.13(a) of the Agreement.

“Change of Control Refinancing” is defined in Section 6.13(a) of the Agreement.

“Closing” is defined in Section 1.1(b) of the Agreement.

“Closing Date” is defined in Section 1.1(b) of the Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” is defined in the preamble to the Agreement.

“Company 401(k) Plan” is defined in Section 6.3(c) of the Agreement.

“Company Adverse Change Recommendation” is defined in Section 5.4(a) of the Agreement.

“Company Associate” shall mean any director, officer, employee, agent or consultant, in each case, of the Company or any of its Subsidiaries.

“Company Board” shall mean the board of directors of the Company.

“Company Board Recommendation” is defined in Section 3.21(b) of the Agreement.

“Company Charter Documents” shall mean the Company’s certificate of incorporation and bylaws, each as amended and as in effect on the date of the Agreement.

“Company Common Stock” shall mean the common stock, par value $0.01 per share, of the Company.

“Company Contract” shall mean any Contract to which any of the Acquired Corporations is a party or bound.

“Company Directors’ Plan” shall mean the Company’s Policy on Retirement Benefits, Phantom Stock Grants and Stock Options for Directors, effective January 1, 1997, as revised September 24, 1998, November 18, 1999 and March 23, 2000.

“Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent immediately prior to or concurrently with the execution of the Agreement.

“Company Equity Awards” shall mean, collectively, Company Options, Company Restricted Shares, Company RSUs, Company PSUs and Company Phantom Shares.

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“Company Equity Plans” shall mean the Company’s 2016 Performance Incentive Plan and the Company’s Amended and Restated 2016 Performance Incentive Plan, in each case as amended and as in effect on the date of the Agreement.

“Company Financial Advisor” is defined in Section 3.24 of the Agreement.

“Company Human Resources Committee” is defined in Section 6.2(e) of the Agreement.

“Company Material Adverse Effect” means any effect, change, event, occurrence, development, circumstance, condition or state of facts that, individually or in the aggregate, has a material adverse effect on the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that, any effect, change, event, occurrence, development, circumstance, condition or state of facts to the extent resulting from any of the following will not be taken into account in determining whether a Company Material Adverse Effect has occurred: (A) the entry into, public announcement, the pendency or the consummation of the Merger or the other transactions contemplated by this Agreement; (B) the identity of Parent or Merger Sub; (C) any changes in general economic, financial market or political conditions; (D) any changes in general conditions in the industry or markets in which the Company and its Subsidiaries operate; (E) any changes in applicable Law or GAAP (or interpretations or enforcement thereof) after the date of this Agreement; (F) the outbreak or escalation of hostilities, any acts of war (whether or not declared), terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, terrorism or military actions, or any hurricane, flood, tornado, earthquake or other weather or natural disaster; (G) any failure by the Company to meet internal or external revenue, earnings or similar projections, forecasts or predictions for any period after the date of this Agreement (provided that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be taken into account in determining whether a Company Material Adverse Effect has occurred), (H) any decline in the price or change in the trading volume of Shares on the NYSE after the date of this Agreement (provided that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be taken into account in determining whether a Company Material Adverse Effect has occurred); (I) any Stockholder Litigation; or (J) any actions taken or omitted to be taken by the Company or any of its Subsidiaries that are required or prohibited to be taken by this Agreement or any actions taken or omitted to be taken with Parent’s prior written consent or at Parent’s written request, except, in the case of clauses (C), (D), (E) and (F), to the extent the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected thereby as compared to other participants in the industry in which the Company and its Subsidiaries operate.

“Company Options” shall mean all options to purchase shares of Company Common Stock (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any spin-off, merger, acquisition or similar transaction or otherwise issued or granted).

“Company Phantom Share” is defined in Section 6.2(f) of the Agreement.

“Company Preferred Stock” shall mean the preferred stock, par value $0.01 per share, of the Company.

“Company PSU” is defined in Section 6.2(e) of the Agreement.

“Company Registered IP” is defined in Section 3.7(a) of the Agreement.

“Company Restricted Shares” is defined in Section 6.2(b) of the Agreement.

“Company RSU” is defined in Section 6.2(c) of the Agreement.

“Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

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“Company Senior Notes” means the Company’s 8.750% senior secured notes due 2023, issued pursuant to an indenture dated as of September 30, 2016, between the Company, the subsidiaries of the Company party thereto as guarantors, and Wells Fargo, National Association, as trustee and as collateral agent, as the same may be amended from time to time.

“Company Stockholder Approval” is defined in Section 3.21(a) of the Agreement.

“Company Stockholders Meeting” is defined in Section 1.3(d) of the Agreement.

“Confidentiality Agreement” is defined in Section 5.1(a) of the Agreement.

“Continuing Employee” is defined in Section 6.3(a) of the Agreement.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment, or other instrument, obligation, arrangement or understanding of any kind, including all amendments, supplements or modifications thereto.

“Converted Parent RSU” is defined in Section 6.2(d).

“Credit Facility” means that certain Credit Agreement, dated as of September 30, 2016, among the Company, the lenders party thereto, Bank Of America, N.A., as Administrative Agent Swing Line Lender and an L/C Issuer, Citigroup Global Markets Inc. and JPMorgan Chase Bank, N.A., as Co-Syndication Agents, including all outstanding letters of credit, as may be amended from time to time.

“Current Premium” is defined in Section 6.5(c) of the Agreement.

“Debt Commitment Letter” is defined in Section 4.15 of the Agreement.

“Debt Financing” is defined in Section 6.12(a) of the Agreement.

“D&O Insurance” is defined in Section 6.5(c) of the Agreement.

“Data Room” shall mean the electronic documentation site established on behalf of the Company at https://dfsvenue.com and Parent at https://services.intralinks.com, as it exists on the date immediately preceding the date of this Agreement.

“Delaware Courts” is defined in Section 9.5(a) of the Agreement.

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“DOJ” shall mean the U.S. Department of Justice.

“DOL” is defined in Section 3.15(a) of the Agreement.

“DTC” shall mean The Depositary Trust Company.

“Effective Time” is defined in Section 1.1(c) of the Agreement.

“Employee Plan” shall mean any employment, consulting, salary, change in control, bonus, commission, retention, deferred compensation, incentive compensation, stock purchase, stock option, stock-based, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible

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benefits, fringe benefit, supplemental unemployment benefits, vacation or paid-time off, fringe benefit, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and each other employee benefit plan, program, policy or arrangement, in each case whether written or unwritten and funded or unfunded, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA, that is sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations or with respect to which any potential liability is borne by any of the Acquired Corporations, for the benefit of any Company Associate, former employee, current or former non-employee director, current or former non-employee consultant, or any current or former dependent or beneficiary thereof.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” shall mean the date that is one (1) year from the date hereof.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any applicable Law or any agreement with any Governmental Body or other Person, relating to human health and safety (as such relates to exposure to Hazardous Substances), the environment or any Hazardous Substance.

“Environmental Permits” means, with respect to any Person, all Governmental Authorizations relating to or required by Environmental Law and affecting, or relating in any way to, the business of such Person.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any employers, whether or not incorporated, that would be treated together with any of the Acquired Corporations as a “single employer” within the meaning of Section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” is defined in Section 2.2 of the Agreement.

“Exchange Agent Agreement” is defined in Section 2.2 of the Agreement.

“Exchange Fund” is defined in Section 2.2 of the Agreement.

“Exchange Ratio” is defined in Section 2.1(d) of the Agreement.

“FCPA” is defined in Section 3.13 of the Agreement.

“Financing Entities” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, or to purchase securities from or place securities or arrange or provide loans in lieu of the Debt Financing under the Debt Commitment Letter, in connection with the Merger, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto and their respective affiliates and their and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Parent nor any affiliate of Parent shall be a Financing Entity.

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“Financing Parties” is defined in Section 6.12(b) of the Agreement.

“FTC” shall mean the U.S. Federal Trade Commission.

“GAAP” is defined in Section 3.4(b) of the Agreement.

“Governmental Authorization” means, with respect to any Person, all licenses, permits, certificates, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Body, or of which such Person has the benefit under any applicable Law.

“Governmental Body” means (i) any government or political subdivision thereof and (ii) any court, tribunal, arbitrator, or any administrative, regulatory (including any stock exchange or similar self-regulatory organization) or other governmental or quasi-governmental body, agency, authority (including any central bank, taxing authority or transgovernmental or supranational entity or authority), minister or instrumentality exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Hazardous Substance” means (i) any pollutant, contaminant, waste or chemical, (ii) any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics and (iii) any substance, waste or material regulated under any Environmental Law.

“Holder” is defined in Section 2.2 of the Agreement.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such person: (i) for borrowed money (including obligations in respect of drawings under overdraft facilities), (ii) evidenced by notes, bonds, debentures or similar contracts or agreements, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases (in accordance with GAAP), (v) in respect of outstanding letters of credit and bankers’ acceptances or (vi) for contracts or agreements relating to interest rate or currency rate protection, swap agreements, collar agreements and similar hedging agreements.

“Indemnified Party” is defined in Section 6.5(a) of the Agreement.

“Insurance Policies” is defined in Section 3.18 of the Agreement.

“Intellectual Property Rights” shall mean and includes all rights in or with respect to any of the following, which may exist or be created under the laws of any jurisdiction in the world: (i) copyrights (including with respect to software, code and works of authorship), including moral rights, and mask works; (ii) trademarks, service marks and trade name rights and similar indicia of origin; (iii) trade secret rights; (iv) patents and industrial property rights; (v) other proprietary rights with respect to intellectual property of every kind and nature and (vi) all registrations, renewals, extensions, combinations, divisions, or reissues of, and applications for, any of the rights referred to in clauses (i) through (v).

“International Employee Plan” shall mean any Employee Plan that is maintained primarily for the benefit of employees outside of the United States.

“IRS” shall mean the Internal Revenue Service.

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“knowledge” means (i) when used in the phrases “to the knowledge of the Company” or “the Company has no knowledge” or similar phrases, the actual knowledge of each of the individuals identified in Part 1.1(a) of the Company Disclosure Schedule and (ii) when used in the phrases “to the knowledge of Parent” or “Parent has no knowledge” or similar phrases, the actual knowledge of each of the individuals identified in Part 1.1(b) of the Parent Disclosure Schedule.

“Law” means, with respect to any Person, any international, supranational, national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation or other similar requirement enacted, adopted, promulgated, implemented, applied or enforced by a Governmental Body that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Lease Agreement” is defined in Section 3.6(b) of the Agreement.

“Leased Real Property” is defined in Section 3.6(b) of the Agreement.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Letter of Transmittal” is defined in Section 2.3(a) of the Agreement.

“Material Contract” is defined in Section 3.8(b) of the Agreement.

“Merger” is defined in Recital A of the Agreement.

“Merger Consideration” is defined in Section 2.1(d) of the Agreement.

“Merger Sub” is defined in the preamble to the Agreement.

“Multiemployer Plan” is defined in Section 3.15(a) of the Agreement.

“New Debt Commitment Letter” is defined in Section 6.12(a) of the Agreement.

“Non-DTC Book-Entry Share” is defined in Section 2.3(c) of the Agreement.

“Notes” shall mean the Company’s 8.75% Senior Secured Notes due October 15, 2023.

“NYSE” shall mean the New York Stock Exchange, or any successor thereto.

“OFAC” shall mean the Office of Foreign Assets Control, within the U.S. Department of Treasury, or any successor body.

“Order” means, with respect to any Person, any order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Body or arbitrator that is binding upon or applicable to such Person or its property.

“Owned Real Property” is defined in Section 3.6(a) of the Agreement.

“Parent” is defined in the preamble to the Agreement.

“Parent 401(k) Plan” is defined in Section 6.3(d) of the Agreement.

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“Parent Associate” means any current officer, employee, agent or consultant and any other individual who is a director, in each case, of any of Parent or any of its wholly-owned Subsidiaries and any such individual hired, employed or otherwise engaged and providing services to Parent or its Subsidiaries after the date of the Agreement not in violation of the Agreement.

“Parent Board” shall mean the board of directors of Parent.

“Parent Board Recommendation” is defined in Section 4.3(b) of the Agreement.

“Parent Class A Common Stock” is defined in Section 2.1(a) of the Agreement.

“Parent Disclosure Schedule” shall mean the disclosure schedule that has been prepared by Parent in accordance with the requirements of the Agreement and that has been delivered by Parent to the Company immediately prior to or concurrently with the execution of the Agreement.

“Parent DSUs” shall mean all outstanding deferred stock units (whether granted by Parent pursuant to the Parent Equity Plans, assumed by Parent in connection with any spin-off, merger, acquisition or similar transaction or otherwise issued or granted).

“Parent Equity Plans” means Parent’s 2010 Omnibus Incentive Plan and Parent’s 1999 Nonqualified Stock Option Plan, in each case, as amended and as in effect on the date of this Agreement.

“Parent Expense Reimbursement” is defined in Section 8.3(b) of the Agreement.

“Parent Financial Advisor” is defined in Section 4.16 of the Agreement.

“Parent Material Adverse Effect” means any effect, change, event, occurrence, development, circumstance, condition or state of facts that, individually or in the aggregate, has a material adverse effect on the assets, liabilities, business, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that, any effect, change, event, occurrence, development, circumstance, condition or state of facts to the extent resulting from any of the following will not be taken into account in determining whether a Parent Material Adverse Effect has occurred: (A) the entry into, public announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement; (B) the identity of the Company; (C) any changes in general economic, financial market or political conditions; (D) any changes in general conditions in the industry or markets in which Parent and its Subsidiaries operate; (E) any changes in applicable Law or GAAP (or interpretations or enforcement thereof) after the date of this Agreement; (F) the outbreak or escalation of hostilities, any acts of war (whether or not declared), terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, terrorism or military actions, or any hurricane, flood, tornado, earthquake or other weather or natural disaster; (G) any failure by Parent to meet internal or external revenue, earnings or similar projections, forecasts or predictions for any period after the date of this Agreement (provided that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be taken into account in determining whether a Parent Material Adverse Effect has occurred); (H) any decline in the price or change in the trading volume of Parent Class A Common Stock on the NYSE after the date of this Agreement (provided that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be taken into account in determining whether a Parent Material Adverse Effect has occurred); or (I) any actions taken or omitted to be taken by Parent or any of its Subsidiaries that are required or prohibited to be taken by this Agreement or any actions taken or omitted to be taken with the Company’s prior written consent or at the Company’s written request, except, in the case of clauses (C), (D), (E) and (F), to the extent Parent and its Subsidiaries, taken as a whole, are disproportionately adversely affected thereby as compared to other participants in the industry in which Parent and its Subsidiaries operate.

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“Parent Options” shall mean all options to purchase shares of Parent Class A Common Stock (whether granted by Parent pursuant to the Parent Equity Plans, assumed by Parent in connection with any spin-off, merger, acquisition or similar transaction or otherwise issued or granted).

“Parent Restricted Shares” shall mean all outstanding shares of restricted Parent Class A Common Stock (whether granted by Parent pursuant to the Parent Equity Plans, assumed by Parent in connection with any spin-off, merger, acquisition or similar transaction or otherwise issued or granted).

“Parent RSUs” shall mean all outstanding restricted stock units (whether granted by Parent pursuant to the Parent Equity Plans, assumed by Parent in connection with any spin-off, merger, acquisition or similar transaction or otherwise issued or granted).

“Parent SEC Documents” is defined in Section 4.8(a) of the Agreement.

“Parent Share Issuance” is defined in Section 1.3(a) of the Agreement.

“Parent Shareholder Approval” means the approval of the Parent Share Issuance by the following vote: the majority of votes cast by the holders of the Parent Shares present in person or by proxy at the Parent Shareholders Meeting.

“Parent Shareholders Meeting” is defined in Section 1.3(e) of the Agreement.

“Parent Shares” is defined in Section 2.1(a) of the Agreement.

“Parent Voting Trust Agreement” is defined in Recital F of the Agreement.

“Permitted Encumbrance” shall mean (a) Encumbrances that arise out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (b) any carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or similar Encumbrances arising out of work performed, services provided or materials delivered not reflected in the public records that arise in the ordinary course of business for amounts which are not yet due and payable or being contested in good faith by appropriate proceedings, (c) in the case of any written Contract, restrictions against the transfer or assignment thereof that are included in the express terms of such Contract, (d) Encumbrances created by municipal and zoning ordinances that have jurisdiction over the Owned Real Property, (e) licenses, covenants not to assert and similar rights granted with respect to Intellectual Property Rights, (f) Encumbrances that are non-monetary recorded restrictions on Owned Real Property that would not, individually or in the aggregate, materially affect the value or use of such Owned Real Property and (g) matters shown on a current survey.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Information” is defined in Section 3.12 of the Agreement.

“Pre-Closing Period” is defined in Section 5.1(a) of the Agreement.

“Proxy Statement/Prospectus” is defined in Section 1.3(a) of the Agreement.

“Real Property” is defined in Section 3.6(b) of the Agreement.

“Registered IP” shall mean all Intellectual Property Rights that are registered, issued, filed or applied for under the authority of any Governmental Body.

“Regulatory Approval Reverse Termination Fee” is defined in Section 8.4(a) of the Agreement.

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“Regulatory Approvals” is defined in Section 7.1(b) of the Agreement.

“Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, advisors and representatives.

“Restrictive Contracts” is defined in Section 5.2(a)(xi) of the Agreement.

“S-4 Registration Statement” is defined in Section 1.3(a) of the Agreement.

“Sarbanes-Oxley” is defined in Section 3.4(a) of the Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” is defined in Recital B of the Agreement.

“Significant Subsidiary” shall have the meaning ascribed to such term in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Stockholder Litigation” means any claim or Legal Proceeding (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of, against or otherwise involving the Company, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to the Agreement, the Merger or any related transaction (including any such claim or Legal Proceeding based on allegations that the Company’s entry into the Agreement or the terms and conditions of the Agreement or any related transaction constituted a breach of the fiduciary duties of any member of the Company Board, any member of the board of directors of any of the Company’s Subsidiaries or any officer of the Company or any of its Subsidiaries).

“Subsidiary” An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity or economic interests of such Entity.

“Superior Proposal” means any bona fide written Acquisition Proposal that the Company Board determines in good faith, after consultation with the Company Financial Advisor and outside legal counsel, and in light of all relevant circumstances and all terms and conditions of such offer or proposal, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Third Party making the Acquisition Proposal, and this Agreement, (i) if consummated, is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by the Agreement when taking into account any revisions to the terms of the Agreement proposed by Parent pursuant to Section 5.4(b) or otherwise, the certainty of completion and the time likely to be required to consummate such Acquisition Proposal and (ii) is reasonably likely to be consummated on the terms so proposed; provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “15% or more” shall be deemed to be references to “100%”.

“Surviving Company” is defined in Section 1.1(a) of the Agreement.

“Takeover Laws” shall mean (a) any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations and (b) Section 203 of the DGCL.

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“Tax” shall mean supranational, national, state, provincial, municipal, local or foreign taxes, charges, fees, levies, or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipts, single business, unincorporated business, value added, capital stock, production, business and occupation, disability, FICA, employment, payroll, license, estimated, stamp, custom duties, environmental, severance or withholding taxes, or any other tax, governmental fee or other like assessment or charge of any kind whatsoever, imposed by any Governmental Body, including any interest and penalties (civil or criminal) on or additions to any such taxes, whether disputed or not, and shall include any transferee liability in respect of taxes, any liability in respect of taxes imposed by contract, tax sharing agreement, tax indemnity agreement or any similar agreement.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Termination Fee” is defined in Section 8.3(b) of the Agreement.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than, with respect to the Company, Parent or any of its Subsidiaries or Representatives (in their capacity as such) or, with respect to Parent, the Company or any of its Subsidiaries or Representatives (in their capacity as such).

“Trustee” is defined in Section 6.13(a) of the Agreement.

“U.S. Employee Plan” means any Employee Plan that is maintained primarily for the benefit of employees in the United States.

“Voting Agreement” is defined in Recital F of the Agreement.

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EXHIBIT B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE SURVIVING COMPANY

B-i

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

[●] INC.

ARTICLE 1

The name of the corporation is [●] Inc. (the “Corporation”).

ARTICLE 2

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808, and the name of its registered agent at such address is Corporation Service Company.

ARTICLE 3

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE 4

The aggregate number of shares which the Corporation shall have authority to issue is one hundred (100), consisting of one class only, designated Common Stock, no par value per share.

ARTICLE 5

A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as currently in effect or as the same may hereafter be amended. No amendment, modification or repeal of this Article 5, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article 5, shall adversely affect any right or protection of a director that exists at the time of such amendment, modification, repeal or adoption.

ARTICLE 6

The name and address of the sole incorporator are:

Russell E. Ryba

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306

ARTICLE 7

Elections of directors need not be by written ballot except to the extent provided in the Bylaws of the Corporation.

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ARTICLE 8

The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE 9

The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed to be exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

*    *    *    *    *

[Signature page follows]

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I, the undersigned incorporator, hereby acknowledge that the foregoing certificate of incorporation is my act and deed and that the facts herein stated are true, and accordingly I have set my hand hereto this [●] day of [●] 2018.

[●]

Annex B

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT, dated as of October 30, 2018 (this “Agreement”) by and among LSC Communications, Inc., a Delaware corporation (the “Company”), and the trustees (the “Trustees”) under the Amended and Restated Voting Trust Agreement, dated as of June 25, 2010 (the “Voting Trust Agreement”), pursuant to which certain shares of capital stock of Quad/Graphics, Inc., a Wisconsin corporation (“Parent”), are held by the Quad/Graphics, Inc. Voting Trust (the “Voting Trust”).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, Parent and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, supplemented, modified or waived from time to time, the “Merger Agreement”), providing for, among other things and subject to the terms and conditions of the Merger Agreement the merger of QLC Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, as of the date hereof, the Trustees have the right to vote or direct the voting of the Existing Trust Shares (as defined below), and the Beneficiaries are the Beneficial Owners of the Existing Trust Certificates (as defined below);

WHEREAS, it is a condition to the consummation of the Merger and the other transactions contemplated by the Merger Agreement that Parent obtain the Parent Shareholder Approval for the Parent Share Issuance at the Parent Shareholders Meeting; and

WHEREAS, the Trustees have been provided with the execution copy of the Merger Agreement and acknowledge that the Voting Trust will benefit directly and substantially from the consummation of the transactions contemplated thereby;

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement and the transactions contemplated thereby, the Company has required that each of the Trustees agree to, and each of the Trustees has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Certain Definitions.

(a) Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

(b) “Beneficial Owner” shall be interpreted in accordance with the term “beneficial owner” as defined in Rule 13d-3 adopted by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended. The terms “Beneficial Ownership,” “Beneficially Own” and “Beneficially Owned” shall have correlative meanings.

(c) “Beneficiaries” means the beneficiaries of the Voting Trust.

(d) “Existing Trust Certificates” means the trust certificates of the Voting Trust held by the Beneficiaries as of the date hereof, as set forth on Schedule A.

(e) “Existing Trust Shares” means the number of Parent Shares or other securities of Parent Beneficially Owned and/or owned of record by the Trustees as of the date hereof, as set forth on Schedule B.

(f) “Trust Certificates” means the Existing Trust Certificates, together with any trust certificates acquired by the Beneficiaries of the Voting Trust on or after the date hereof.

(g) “Trust Shares” means the Existing Trust Shares, together with any Parent Shares or other securities of Parent that are transferred to the Trustees on or after the date hereof.

2. Agreement to Vote.

(a) From the date hereof until the Expiration Date (as defined below), at the Parent Shareholders Meeting or any other meeting of the shareholders of Parent, however called, including any adjournment or postponement thereof, and in connection with any written consent of the shareholders of Parent, relating to any proposed action by the shareholders of Parent with respect to the matters set forth in Section 2(a)(ii) below, each Trustee hereby irrevocably and unconditionally agrees to:

(i) appear at each such meeting or otherwise cause the Trust Shares that the Trustees have the right to vote or direct the voting of to be counted as present at each such meeting for purposes of calculating a quorum; and

(ii) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the Trust Shares to which it has, directly or indirectly, the right to vote or direct the voting, (A) in favor of the Parent Share Issuance and any other action of the shareholders of Parent in furtherance thereof; (B) in favor of any proposal to adjourn or postpone the Parent Shareholders Meeting to a later date if there are not sufficient votes to approve the Parent Share Issuance and/or if there are not sufficient shares present in person or by proxy at the Parent Shareholders Meeting to constitute a quorum and (C) against the following actions: (1) any action or proposal in favor of any merger, amalgamation, consolidation, share exchange, business combination, joint venture, sale of assets or securities or other similar transaction involving Parent or any of its Subsidiaries, the business of which constitutes 15% or more of the net revenues, net income or assets of Parent and its Subsidiaries, taken as a whole, or any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Parent, the business of which constitutes 15% or more of the net revenues, net income or assets of Parent and its Subsidiaries, taken as a whole, or any combination of the foregoing other than the Merger, (2) any action or agreement submitted for approval to the shareholders of Parent that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent contained in the Merger Agreement or of the Trustees contained in this Agreement and (3) any other action or agreement submitted for approval to the shareholders of Parent that would reasonably be expected to impede, frustrate, interfere with, delay, postpone or adversely affect the Merger or the Parent Share Issuance or any other transaction contemplated by the Merger Agreement or this Agreement, including the consummation thereof; provided, however, that the parties acknowledge that this Agreement is entered into by each of the Trustees solely in his/her capacity as trustee of the Voting Trust and that nothing in this Agreement shall prevent such Trustee from discharging his/her fiduciary duties as a member of the board of directors of Parent.

(b) Any vote required to be cast or consent required to be executed pursuant to Section 2(a) above shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote or consent. The Trustees shall provide the Company with at least five (5) Business Days’ written notice prior to signing any action proposed to be taken by written consent with respect to any of the Trust Shares. The obligations of the Trustees under this Agreement, including this Section 2, shall not be affected by any breach by the Company of any of its representations, warranties, agreements or covenants set forth in the Merger Agreement.

(c) Each of the Trustees hereby covenants and agrees that, except for actions taken in furtherance of this Agreement, it (i) has not entered, and shall not enter at any time while this Agreement remains in effect, into any voting agreement or voting trust with respect to the Trust Shares other than the Voting Trust Agreement, and (ii) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Trust Certificates inconsistent with the terms of this Agreement.

3. Representations and Warranties of the Trustees. Each Trustee hereby represents and warrants (solely in his/her capacity as a Trustee and not individually and not jointly and severally) to the Company as follows:

(a) Authority; Binding Nature of Agreement. Each Trustee has all requisite capacity, power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby, and no other proceedings or actions on the part of such Trustee are necessary or required under the Voting Trust Agreement to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. The execution and delivery of this Agreement by each Trustee, and the performance by each Trustee of such Trustee’s obligations under this Agreement, have been duly authorized by all necessary action on the part of such Trustee. This Agreement has been duly executed and delivered by such Trustee and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of such Trustee, enforceable in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) Ownership. The Existing Trust Certificates listed on Schedule A are, and any additional trust certificates of the Voting Trust and any additional options to purchase trust certificates of the Voting Trust acquired by the Beneficiaries after the date hereof and prior to the Expiration Date will be, Beneficially Owned or of record by the Beneficiaries. As of the date hereof, the Existing Trust Certificates listed on Schedule A constitute all of the Trust Certificates of the Voting Trust held of record, Beneficially Owned or for which voting power or disposition of power is held or shared by the Beneficiaries. Except as permitted by Sections 5.01, 5.02, 5.03, 5.05, 5.06, 5.07 and 5.08 of the Voting Trust Agreement, the Beneficiaries may not transfer their Trust Certificates without the prior unanimous vote or written consent of the Trustees, and except as permitted by Sections 7.05(a) and 7.06 of the Voting Trust Agreement, the Beneficiaries may not transfer or withdraw Trust Shares from the Voting Trust without the prior unanimous vote or written consent of the Trustees.

(c) Non-Contravention. The execution and delivery of this Agreement by such Trustee and his/her obligations under this Agreement will not, (i) conflict with or violate any law, ordinance or regulation of any Governmental Body applicable to him/her or by which any of his/her assets or properties is bound or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of any Encumbrance on his/her properties or assets pursuant to, any note, bond, mortgage, indenture, contract, agreement (including, for the avoidance of doubt, the Voting Trust Agreement), lease, license, permit, franchise or other instrument or obligation to which he/she is a party or by which his/her or any of his/her assets or properties is bound, except for any of the foregoing as would not reasonably be expected, either individually or in the aggregate, to prevent or materially impair the ability of such Trustee to perform his/her obligations hereunder.

(d) No Preemptive Rights. No Trustee or Beneficiary has any right of first refusal or any preemptive or similar rights to purchase any Parent Shares in connection with any issuance of Parent Shares.

(e) Trustees. Each Trustee is an existing trustee of the Voting Trust duly appointed in accordance with the Voting Trust Agreement and has not resigned or been removed as of the date hereof. As of the date hereof, the Voting Trust does not have any trustee other than the Trustees.

(f) Voting Power. As of the date hereof, the Voting Trust owns of record, and has the sole right to vote, the Parent Shares as set forth on Schedule B constituting more than a majority of the voting power of all the outstanding Parent Shares, and such shares are not subject to Section 180.1150 of the Wisconsin Business Corporation Law.

(g) Voting Trust Agreement. The amended and restated voting trust agreement, dated as of June 25, 2010, filed as Exhibit 9.1 to Parent’s Current Report on Form 8-K, dated July 2, 2010 and filed on July 9, 2010, is a true and complete copy of the Voting Trust Agreement and is in full force and effect.

(h) Reliance by the Company. Each Trustee understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Trustee.

4. Representations and Warranties of the Company. The Company represents and warrants to the Trustees and Beneficiaries as follows:

(a) Authority; Binding Nature of Agreement. The Company has all requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company, and the performance by the Company of its obligations under this Agreement, have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

5. Restrictions on Transfer of Trust Certificates and Trust Shares; Compliance with the Merger Agreement.

(a) Except as provided in Section 5(b), each Trustee hereby covenants and agrees that, during the period from the date of this Agreement until the date Parent Shareholder Approval is obtained, such Trustee shall not (i) sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of, or consent to any of the foregoing (collectively, a “Transfer”), (ii) enter into any contract, option or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Existing Trust Shares, any additional Parent Shares and options to purchase Parent Shares acquired beneficially or of record by such Trustee after the date hereof, or any interest therein, or (iii) approve any withdrawals of Trust Shares represented by the Trust Certificates from the Voting Trust pursuant to Section 7.05(b) of the Voting Trust Agreement, in each case, without the prior written consent of the Company. Any purported Transfer of the Trust Shares in violation of this Section 5 shall be null and void ab initio.

(b) Notwithstanding the provisions of Section 5(a), (i) the Beneficiaries may withdraw Trust Shares represented by the Trust Certificates from the Voting Trust pursuant to and in accordance with Section 7.05(a) of the Voting Trust Agreement, and the Trustees may allow any such withdrawals and (ii) (A) the Beneficiaries may withdraw Trust Shares represented by the Trust Certificates from the Voting Trust pursuant to and in accordance with Section 7.05(b) of the Voting Trust Agreement, and the Trustees may allow any such withdrawals and (B) the Trustees and/or the Beneficiaries may sell or otherwise Transfer Parent Shares, provided that no withdrawal, sale or Transfer shall be permitted pursuant to this clause (ii) if following such withdrawal, sale or Transfer (assuming the maximum permitted withdrawal under clause (i) during the calendar year) would result in the Voting Trust ceasing to hold, or the Trustees not having Beneficial Ownership of, at least 60% of the total voting power of Parent.

(c) The Trustees will take all actions necessary to comply with, and cause Parent to comply with, Section 6.14 of the Merger Agreement.

6. Stop Transfer; Changes in Trust Shares. Each Trustee hereby agrees with, and covenants to, the Company that (a) this Agreement and the obligations hereunder shall attach to the Trust Shares and shall be binding upon any Person or entity to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including its successors or assigns; and (b) except as provided in Section 5(b), prior to the date Parent Shareholder Approval is obtained, no Trustee shall request that Parent register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of the Trust Shares. In the event of a stock split, stock dividend or distribution, or any change in the Parent Shares by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of Parent Shares or the like, the terms “Existing Trust Shares” and “Trust Shares” shall be deemed to refer to and include such Parent Shares as well as all such stock splits, dividends and distributions and any securities into which or for which any or all of such Parent Shares may be converted, changed or exchanged or which are otherwise received in such transaction.

7. Publication. Each Trustee (a) hereby authorizes, in such Trustee’s capacity as a shareholder of Parent only, the publication and disclosure by Parent and the Company in any press release or in the Proxy Statement/Prospectus, S-4 Registration Statement (including all documents and schedules filed with the SEC) or other disclosure document required in connection with the Merger Agreement or the transactions contemplated thereby, its identity and holdings of the Trust Shares and the existence and terms of this Agreement, and (b) hereby agrees to reasonably cooperate with Parent and the Company in connection with such filings. Each Trustee hereby agrees to as promptly as practicable notify Parent and the Company of any required corrections with respect to any information supplied by such Trustee, if and to the extent that any information shall contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

8. Additional Parent Shares. Each Trustee agrees, during the period from the date of this Agreement until the Expiration Date, to notify the Company promptly in writing of the number of any additional Parent Shares, any additional options to purchase Parent Shares or other securities acquired by the Trustees, if any, after the date hereof.

9. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Trust Shares. All rights, ownership and economic benefits of and relating to the Trust Shares shall remain vested in and belong to the Trustees and/or the Beneficiaries, and the Company shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Trustees in the voting of any of the Trust Shares, except as otherwise provided herein.

10. No Breach. Each of the Trustees agrees, during the period from the date of this Agreement until the Expiration Date, not to (a) take, agree or commit to take any action that would make any representation and warranty of such Trustee contained in this Agreement inaccurate in any material respect as of any time during the term of this Agreement, (b) agree or commit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time or (c) agree or commit to take any action that would constitute a breach of any covenant of such Trustee contained in this Agreement.

11. Changes to Voting Trust Agreement.

(a) To the extent permitted by the Voting Trust Agreement, each of the Trustees agrees, during the period from the date of this Agreement until the Expiration Date, not to appoint any additional trustee under the Voting Trust Agreement unless, prior to such appointment, (i) such Trustee provides to the Company prior written notice at least five (5) days prior to the date of such appointment and (ii) such Person who will be appointed as a trustee under the Voting Trust Agreement agrees in writing, in form and substance reasonably acceptable to the Company, to be subject to the terms and conditions of this Agreement (including the voting obligations hereunder) and to be bound by the terms and conditions of this Agreement.

(b) To the extent permitted by the Voting Trust Agreement, each of the Trustees agrees, during the period from the date of this Agreement until the Expiration Date, not to amend the Voting Trust Agreement in a manner that adversely affects the ability of such Trustee to comply with its obligations under this Agreement and, in any event, such Trustee shall provide to the Company written notice at least five (5) days prior to the effective date of any amendment to the Voting Trust Agreement.

12. Termination. This Agreement shall terminate without further action upon the earliest to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms (the date and time at which the earliest of clause (a) and clause (b) occurs being, the “Expiration Date”). Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 12 shall relieve any party from liability for any material breach of any representation, warranty or covenant contained in this Agreement occurring prior to the termination hereof; and (ii) the provisions of this Section 12 and Section 14 through Section 21 shall survive any termination of this Agreement.

13. Further Assurances. From time to time, at the other party’s request and without further consideration, each party hereto shall execute and deliver such additional instruments and other documents and shall take all such further actions as may be necessary or desirable to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated thereby.

14. Notices. Any notice or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have duly given (a) on the date of receipt if delivered by registered or certified mail (return receipt requested, postage prepaid), (b) on the date of receipt if delivered by national overnight courier (providing proof of deliver) or (c) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case, as follows:

if to the Company, to:

LSC Communications, Inc.

191 N. Wacker Dr., Suite 1400

Chicago, IL 60606

Attn: Suzanne S. Bettman, General Counsel

Email: sue.bettman@lsccom.com

(with a copy, which shall not constitute notice, to):

Sullivan & Cromwell LLP

125 Broad St.

New York, NY 10004

Attn: Audra D. Cohen

E-mail: cohena@sullcrom.com

if to the Trustees to the addresses listed next to its/his/her name on Schedule A and/or Schedule B

(with copies to, which shall not constitute notice):

Quad/Graphics, Inc.

N61 W23044 Harry’s Way

Sussex, WI 53089-3995

Attn: Jennifer J. Kent, Executive Vice President of Administration and

General Counsel

E-mail: jkent@qg.com

and

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, WI 53202

Attn: Patrick G. Quick

    Russell E. Ryba

E-mail: pquick@foley.com

        rryba@foley.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

15. Amendment and Modification; Waivers. This Agreement may not be amended, modified or supplemented, except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party to any waiver of any obligation of the other parties shall be valid only if set forth in an instrument in writing signed on behalf of such waiving party. The failure of any party to asset any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

16. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

17. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, and any such assignment without such consent shall be null and void. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

18. Governing Law; Jurisdiction.

(a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF WISCONSIN WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD HAVE THE EFFECT OF APPLYING THE LAWS OF, OR DIRECTING A MATTER TO, ANOTHER JURISDICTION.

(b) The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Wisconsin and the Federal courts of the United States of America located in the State of Wisconsin solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Wisconsin State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 14 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

19. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 19.

20. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

21. Entire Agreement; Third Party Beneficiaries. This Agreement (including Schedule A and Schedule B hereto and, to the extent referred to in this Agreement, the Merger Agreement, together with the agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and (b) is not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the parties hereto and their respective successors and assigns.

22. Severability. If any term, provision, covenant or restriction in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any party hereto. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties as closely as possible and to the end that the transactions contemplated hereby shall be fulfilled to the maximum extent possible.

23. Specific Performance. The parties agree that irreparable damage would occur and the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Wisconsin state court or any Federal court of the United States of America located in the State of Wisconsin, and in any action for specific performance, each party hereby waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity.

24. Headings; Interpretation. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. The words “include”, “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Whenever “knowledge” is used in this Agreement, it shall be deemed to mean the actual knowledge of the Trustees and the Beneficiaries. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

LSC COMMUNICATIONS, INC.

By	/s/ Thomas J. Quinlan, III
	Name:	Thomas J. Quinlan, III
	Title:	Chairman, President and Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the Trustees and the Beneficiaries has executed this Agreement as of the date first written above.

VOTING TRUST TRUSTEES

By	/s/ J. Joel Quadracci
	Name:	J. Joel Quadracci, Trustee

By	/s/ Kathryn Quadracci Flores
	Name:	Kathryn Quadracci Flores, Trustee

By	/s/ Elizabeth Quadracci Harned
	Name:	Elizabeth Quadracci Harned, Trustee

By	/s/ David A. Blais
	Name:	David A. Blais, Trustee

Signature Page to Voting Agreement]

SCHEDULE A

EXISTING TRUST CERTIFICATES

Name	Number of Trust Certificates Owned of Record
WINDHOVER FOUNDATION	1,018
ELIZABETH E QUADRACCI	1,467,958
H. RICHARD QUADRACCI 2010 Trust	259,939
RICHARD’S CHILDRENS TRUST	115,762
JOEL QUADRACCI	773,403
JOEL & CARAN QUADRACCI	780
CARAN QUADRACCI	2,517
KATHRYN Q. FLORES	741,172
RAJA FLORES	4,918
1992 TRUST FBO JOEL QUADRACCI	113,395
1992 TRUST FBO ELIZABETH Q. HARNED	113,435
ISABELLA FLORES 1999 TRUST	26,599
KAITLIN FLORES 2000 TRUST	26,599
HARRY FLORES 2002 TRUST	26,599
ISABELLA FLORES 2017 TRUST	2,545
KAITLIN FLORES 2017 TRUST	2,545
HARRY FLORES 2017 TRUST	2,545
JOEL QUADRACCI 2012 DGT #1	809,525
KATHRYN QUADRACCI FLORES 2012 DGT #1	643,984
ELIZABETH QUADRACCI HARNED 2012 DGT #1	809,525
H. RICHARD QUADRACCI 2012 DGT #1	809,527
JOEL QUADRACCI 2012 DGT #2	582,726
KATHRYN QUADRACCI FLORES 2012 DGT #2	582,726
ELIZABETH QUADRACCI HARNED 2012 DGT #2	582,726
H. RICHARD QUADRACCI 2012 DGT #2	582,724
HARRY V. QUADRACCI 1998 TRUST FBO H. RICHARD QUADRACCI	570,801
JJQ 2015 LLC	542,261
Larry Betz RKF LLC	542,196
JACACK LLC	542,261
JJQ 2017 LLC	74,948
Larry Betz RKF II LLC	74,948
ELIZABETH QUADRACCI HARNED	806,152
E. M. QUADRACCI & C. B. HARNED AS JT TEN WROS	17,381
CHRISTOPHER B. HARNED	2,174
1992 TRUST FBO H. RICHARD QUADRACCI	28,629
JACACK 2017 LLC	74,949
SINSINAWA INDUSTRIES LLC	74,949
MEGHAN QUADRACCI 2001 TRUST	24,580
HALLE QUADRACCI 2003 TRUST	24,579
DANICA QUADRACCI 2008 TRUST	24,579
ELIZABETH HARNED 2003 TRUST	15,919
KATHERINE HARNED 2004 TRUST	15,919
WILLIAM HARNED 2006 TRUST	15,919
ALEXANDER HARNED 2007 TRUST	15,919
QUADGRAPHICS INC. VOTING TRUST DTD 9/1/1982	Class A stock 10,046

A-i

SCHEDULE B

EXISTING TRUST SHARES

Number of Parent Shares Beneficially Owned and of Record:	10,046 shares of class A common stock 12,574,255 shares of class B common stock

Address for Notices:	c/o Quad/Graphics, Inc. N61 W23044 Harry’s Way Sussex, WI 53089-3995 Attn: J. Joel Quadracci

B-i

Annex C

October 30, 2018

The Board of Directors

Quad/Graphics, Inc.

International Headquarters

N61 W23044 Harry’s Way

Sussex, WI 53089-3995

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Quad/Graphics, Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of a wholly-owned subsidiary of the Company (“Merger Subsidiary”) with LSC Communications, Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger dated as of October 30, 2018 (the “Agreement”), among the Company, Merger Subsidiary and the Merger Partner, Merger Subsidiary will merge with and into the Merger Partner, with the Merger Partner as the surviving entity, as a result of which the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury or owned by the Company and its affiliates, will be converted into the right to receive 0.625 shares (the “Exchange Ratio”) of the Company’s Class A common stock, par value $0.025 per share (the “Company Class A Common Stock”).

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Class A Common Stock; (iv) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the businesses of the Merger Partner and the Company, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Class A Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Merger Partner for which we and such affiliates have received customary compensation. Such services for the Company during such period have included acting as a lead arranger of the Company’s credit facilities in February 2017, and such services for the Merger Partner during such period have included acting as joint bookrunner on an offering of equity securities of the Merger Partner owned by the Merger Partner’s former parent entity. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company for which it receives customary compensation or other financial benefits. We anticipate that we and our affiliates will arrange and/or provide financing to the Company in connection with the Transaction for customary compensation. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding Company Class A Common Stock and less than 1% of the outstanding Merger Partner Common Stock. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC
By: J.P. Morgan Securities LLC

Annex D

Merrill Lynch, Pierce, Fenner & Smith Incorporated	GLOBAL CORPORATE & INVESTMENT BANKING

October 30, 2018

The Board of Directors

LSC Communications, Inc.

191 North Wacker Drive

Chicago, Illinois 60606

Members of the Board of Directors:

We understand that LSC Communications, Inc. (“LSC”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among Quad/Graphics, Inc. (“Quad/Graphics”), QLC Merger Sub, Inc., a wholly owned subsidiary of Quad/Graphics (“Merger Sub”), and LSC pursuant to which, among other things, Merger Sub will merge with and into LSC (the “Merger”), and each outstanding share of common stock, par value $0.01 per share, of LSC (“LSC Common Stock”) will be converted into the right to receive 0.6250 of a share (the “Exchange Ratio”) of class A common stock, par value $0.025 per share, of Quad/Graphics (“Quad/Graphics Class A Common Stock”). The terms and conditions of the Merger are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of LSC Common Stock of the Exchange Ratio provided for in the Merger.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to LSC and Quad/Graphics;

(ii)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of LSC furnished to or discussed with us by the management of LSC, including certain financial forecasts relating to LSC prepared by the management of LSC (such forecasts, “LSC Forecasts”);

(iii)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Quad/Graphics furnished to or discussed with us by the management of Quad/Graphics, including certain financial forecasts relating to Quad/Graphics prepared by the management of Quad/Graphics (such forecasts, “Quad/Graphics Forecasts”);

(iv)

reviewed certain financial forecasts relating to Quad/Graphics prepared by the management of LSC (the “LSC-Quad/Graphics Forecasts”) and discussed with the management of LSC its assessments as to the relative likelihood of achieving the future financial results reflected in the Quad/Graphics Forecasts and the LSC-Quad/Graphics Forecasts;

(v)	reviewed certain estimates as to the amount and timing of cost savings (collectively, the “Cost Savings”) anticipated by the managements of LSC and Quad/Graphics to result from the Merger;

(vi)

discussed the past and current business, operations, financial condition and prospects of LSC with members of senior managements of LSC and Quad/Graphics, and discussed the past and current business, operations, financial condition and prospects of Quad/Graphics with members of senior managements of LSC and Quad/Graphics;

The Board of Directors

LSC Communications, Inc.

(vii)

reviewed the potential pro forma financial impact of the Merger on the future financial performance of Quad/Graphics, including the potential effect on Quad/Graphics’ estimated adjusted earnings per share;

(viii)

reviewed the trading histories for LSC Common Stock and Quad/Graphics Class A Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(ix)	compared certain financial and stock market information of LSC and Quad/Graphics with similar information of other companies we deemed relevant;

(x)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(xi)	reviewed the relative financial contributions of LSC and Quad/Graphics to the future financial performance of the combined company on a pro forma basis;

(xii)	reviewed a draft, dated October 30, 2018, of the Agreement (the “Draft Agreement”); and

(xiii)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of LSC and Quad/Graphics that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the LSC Forecasts, we have been advised by LSC, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of LSC as to the future financial performance of LSC. With respect to the Quad/Graphics Forecasts, we have been advised by Quad/Graphics, and have assumed, with the consent of LSC, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Quad/Graphics as to the future financial performance of Quad/Graphics. With respect to the LSC-Quad/Graphics Forecasts, we have been advised by LSC, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of LSC as to the future financial performance of Quad/Graphics and, based on the assessments of the management of LSC as to the relative likelihood of achieving the future financial results reflected in the Quad/Graphics Forecasts and the LSC-Quad/Graphics Forecasts, we have relied, at the direction of LSC, on the LSC-Quad/Graphics Forecasts for purposes of our opinion. With respect to the Cost Savings, we have been advised by LSC and Quad/Graphics, and have assumed, with the consent of LSC, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of LSC and Quad/Graphics as to the matters covered thereby. We have relied, at the direction of LSC, on the assessments of the management of Quad/Graphics as to Quad/Graphics’ ability to achieve the Cost Savings and have been advised by LSC, and have assumed, that the Cost Savings will be realized in the amounts and at the times projected. We have relied, at the direction of LSC, upon the assessments of the management of LSC as to the potential impact of market, governmental and regulatory trends and developments relating to or affecting LSC and its business. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LSC or Quad/Graphics, nor have we made any physical inspection of the properties or assets of LSC or Quad/Graphics. We have not evaluated the solvency or fair value of LSC or Quad/Graphics under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of LSC, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material

The Board of Directors

LSC Communications, Inc.

term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on LSC, Quad/Graphics or the contemplated benefits of the Merger. We also have assumed, at the direction of LSC, that the Merger will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have also assumed, at the direction of LSC, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Merger (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Merger or any terms, aspects or implications of any related transactions or any other agreement, arrangement or understanding entered into in connection with or related to the Merger or otherwise. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of LSC or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to holders of LSC Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any class of securities, creditors or other constituencies of any party. We express no opinion or view with respect to the value of the Quad/Graphics Class A Common Stock relative to the value of the class B common stock, par value $0.025 per share, of Quad/Graphics. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Exchange Ratio or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to LSC or in which LSC might engage or as to the underlying business decision of LSC to proceed with or effect the Merger. We are not expressing any view or opinion as to what the value of Quad/Graphics Class A Common Stock actually will be when issued or the prices at which LSC Common Stock or Quad/Graphics Class A Common Stock will trade at any time, including following announcement or consummation of the Merger. We also are not expressing any view or opinion with respect to, and we have relied, at the direction of LSC, upon the assessments of representatives of LSC regarding, legal, regulatory, accounting, tax and similar matters relating to LSC or the Merger, as to which matters we understand that LSC obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger or any other matter.

We have acted as financial advisor to LSC in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, LSC has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of LSC, Quad/Graphics and certain of their respective affiliates.

The Board of Directors

LSC Communications, Inc.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to LSC and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a book-running manager and/or underwriter for certain debt and equity offerings of LSC, (ii) having acted or acting as an administrative agent, collateral agent, bookrunner and arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of LSC and/or certain of its affiliates, (iii) having provided or providing certain foreign exchange trading services to LSC and/or certain of its affiliates and (iv) having provided or providing certain treasury management products and services to LSC and/or certain of its affiliates. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, significant commercial (including vendor and/or customer) relationships with LSC and/or certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Quad/Graphics and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a bookrunner and arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Quad/Graphics and/or certain of its affiliates, (ii) having provided or providing certain managed investments services and products to Quad/Graphics and/or certain of its affiliates and (iii) having provided or providing certain treasury management products and services to Quad/Graphics and/or certain of its affiliates. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, significant commercial (including vendor and/or customer) relationships with Quad/Graphics and/or certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of LSC (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of LSC Common Stock.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Pursuant to the Wisconsin Business Corporation Law and the Bylaws of Quad/Graphics, Inc. (the “Company”), directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities (which may include liabilities under the Securities Act of 1933) and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding and (ii) in proceedings in which the officer or director is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to the Company and such breach or failure constituted: (a) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. It should also be noted that the Wisconsin Business Corporation Law specifically states that it is the policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, directors of the Company are not subject to personal liability to the Company, its shareholders or any person asserting rights on behalf of the Company or its shareholders for certain breaches or failures to perform any duty resulting solely from their status as directors or officers except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

Expenses for the defense of any action for which indemnification may be available are required to be advanced by the Company under certain circumstances.

The indemnification provided by the Wisconsin Business Corporation Law and the Company’s Bylaws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses.

The Company also maintains director and officer liability insurance against certain claims and liabilities which may be made against the Company’s former, current or future directors or officers.

Part II-1

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit Number	Document Description

(2)+	Agreement and Plan of Merger, dated as of October 30, 2018, among Quad/Graphics, Inc., QLC Merger Sub, Inc. and LSC Communications, Inc. (attached to the joint proxy statement/prospectus which forms a part of this registration statement as Annex A)

(3.1)	Amended and Restated Articles of Incorporation of Quad/Graphics, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (Reg. No. 333-165259))

(3.2)	Amended Bylaws of Quad/Graphics, Inc., as amended through May 15, 2017 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated May 15, 2017, and filed on May 18, 2017)

(5)*	Opinion of Foley & Lardner LLP regarding the validity of the securities being registered

(21)	Subsidiaries of Quad/Graphics, Inc. (incorporated by reference to Exhibit 21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, and filed on February 21, 2018)

(23.1)	Consent of Deloitte & Touche LLP relating to Quad/Graphics, Inc.

(23.2)	Consent of Deloitte & Touche LLP relating to LSC Communications, Inc.

(23.3)*	Consent of Foley & Lardner LLP (contained as part of Exhibit (5))

(24)*	Powers of Attorney

(99.1)	Form of Quad/Graphics, Inc. Proxy Card

(99.2)	Form of LSC Communications, Inc. Proxy Card

(99.3)*	Consent of J.P. Morgan Securities LLC

(99.4)	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

(99.5)	Voting and Support Agreement, dated October 30, 2018, among LSC Communications Inc. and the trustees under the Amended and Restated Voting Trust Agreement, dated as of June 25, 2010 (attached to the joint proxy statement/prospectus which forms a part of this registration statement as Annex B)

+

The disclosure schedules and similar attachments to this agreement are not being filed herewith. The registrant agrees to furnish supplementally a copy of any such schedules or attachments to the Securities and Exchange Commission upon request.

*	Previously filed

Item 22.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed

Part II-2

that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Part II-3

(c)	The undersigned registrant hereby undertakes as follows:

(1)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)

The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Part II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Sussex, State of Wisconsin, on January 15, 2019.

QUAD/GRAPHICS, INC.

By:	/s/ J. Joel Quadracci
J. Joel Quadracci
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J. Joel Quadracci J. Joel Quadracci	Chairman, President and Chief Executive Officer (Principal Executive Officer)	January 15, 2019

/s/ David J. Honan David J. Honan	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 15, 2019

/s/ Anne M. Bauer Anne M. Bauer	Executive Director and Chief Accounting Officer (Principal Accounting Officer)	January 15, 2019

* Mark A. Angelson	Director	January 15, 2019

* Douglas P. Buth	Director	January 15, 2019

* Kathryn Quadracci Flores	Director	January 15, 2019

* John C. Fowler	Director	January 15, 2019

* Stephen M. Fuller	Director	January 15, 2019

* Christopher B. Harned	Director	January 15, 2019

Signature Page

Signature	Title	Date

* Jay O. Rothman	Director	January 15, 2019

* John S. Shiely	Director	January 15, 2019

*By: /s/ Jennifer J. Kent
Jennifer J. Kent
Attorney-in-Fact

Signature Page